24-10115

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



05071639

FORM 1-A /A



RECD S.E.C.
NOV 4 2005
1086

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

The 3PM Music Group, Inc.
Tennessee
(State or jurisdiction of incorporation or organization)

915 Kelley Road Suite B • Memphis, TN 38111
(901) 432-0009
www.3pmmusic.com

Jonathan Cross
915 Kelley Road Suite B
Memphis, TN 38111
(901) 336-6499
jcross@3pmmusic.com

Copy to:

T. Kevin Bruce, Esq.
Farris Mathews Branon Bobango Hellen & Dunlap, PLC
1100 Ridgeway Loop Road Suite 400
Memphis, Tennessee 38120
Phone: 901-259-7120
Fax: 901-259-7180

3652, 8741	20-2389450
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

PART I- NOTIFICATION

Item 1. Significant Parties

a. Directors & Officers

Jonathan William Cross, II
President/Chairman/Chief Executive Officer/CFO
915 Kelley Road Suite B
Memphis, TN 38111

Sherrye Hampton-Cross
Secretary/Treasurer/Controller/Director
910 Goodman Street
Memphis, TN 38111

Jason Thomas Clark
Vice President of A&R Gospel division/Director
197 Dreger Road
Memphis, TN 38109

Marico Montez Galloway
Vice President of A&R Urban division/Director
2633 Walnut Road
Memphis, TN 38127

b. Beneficial Owners

The Jonathan Cross Ventures & Holdings Corporation
910 Goodman Street
Memphis, TN 38111

Item 2. Application of Rule 262

None of the persons identified in Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

Item 3.

No part of the proposed offering involves the resale of securities by affiliates of the issuer.

Item 4.

a) None.

b) The 3PM Music Group, Inc. (the "Company") proposes to offer and sell up to 40,000 units of Common and Series A Preferred Stock to persons who reside in Tennessee, Arkansas, and Mississippi.

All Units will be sold at the public offering price of $110.00 per Unit until February 28, 2006, and at $200.00 per Unit thereafter. A minimum purchase of 1 Unit is required. The method by which such securities are to be offered is by the officers, directors, advisors, and production affiliates of the Company without extra compensation.

Item 5. Unregistered Securities Issued as Sold Within One Year.

A) - B) The following information relates to all securities issued by the Company within one year prior to the filing of this Form 1-A:

Shareholder Name	Date Acquired	Number of Shares [1]	Consideration	Total Shares Owned as of 8/31/05
Jonathan Cross Ventures & Holdings Corporation	April 11, 2005	6,000,000	Assignment of Intellectual Properties	6,000,0000
Jason G. Clark	April 11, 2005	1,000,000	Assignment of Intellectual Properties	1,000,000
Marico Galloway	April 11, 2005	1,000,000	Assignment of Intellectual Properties	1,000,000
Benjamin L. Carrick	August 1, 2005	40,000	Bridge Loan Financing	40,000
Kyle Rote, Jr.	August 1, 2005	50,000	Bridge Loan Financing	50,000
John A. Bobango	August 1, 2005	20,000	Bridge Loan Financing	20,000
James Dickey	August 1, 2005	10,000	Bridge Loan Financing	10,000
Stephen Dunavant	August 1, 2005	10,000	Bridge Loan Financing	10,000
Dr. Lee Faulkner	August 1, 2005	10,000	Bridge Loan Financing	10,000
Edith Kelly-Green	September 26, 2005	20,000	Bridge Loan Financing	20,000
Kirk Hydrocarbons	August 1, 2005	20,000	Bridge Loan Financing	20,000
Accurate Communications	August 1, 2005	20,000	Bridge Loan Financing	20,000
David C. Perdue	August 1, 2005	20,000	Bridge Loan Financing	20,000
John Kevin Howard	October 24, 2005	20,000	Bridge Loan Financing	20,000

C) The Company issued these securities without registration in reliance upon the exemption provided by Section 4(2) of the Securities Act of 1933. Each of these purchasers was a sophisticated or accredited investor who had the knowledge and experience in financial and business matters to evaluate the risks and merits of investing in the Company. All of the investors had access to the Company's books, records and all other documentation in order to make an informed investment decision.

Item 6. Other Present or Proposed Offerings.

The Company presently has no other offerings nor is it contemplating the offer of any other securities in addition to those covered by this Form 1-A.

Item 7. Marketing Arrangements

Not Applicable.

Item 8. Relationship with Issuer of Experts Named in Offering Statement.

Not Applicable.

Item 9. Solicitation of Interest Document.

The Company did not use a written document or broadcast script authorized by Rule 254 prior to filing this notification.

Part F/S

Consolidated Financial Data Selected Statements of Income (Loss) Data:

The Company has recently been incorporated and therefore has no substantial operating history. The following financial data has been derived from the financial statements of the Company as of August 31, 2005. The financial data should be read in connection with the financial statements of the Company and the related notes thereto.

Inception through August 31, 2005

Revenue $ -55-
Net Sales $ -0-
Net Income (loss) $(40,278)

Total Tangible Assets: $-0-
Total Intangible Assets: $ 883,693

Total Liabilities: $82,007
Stockholders Equity: $839,722

THE 3PM MUSIC GROUP, INC.

Balance Sheet

August 31, 2005

Assets	
Current Assets	
Cash	36,764
Accounts Receivable	100
Short Term Loans	1,172
Total Current Assets	38,036
Intangible Assets	
Master Recordings & Intellectual Properties	883,693
Total Assets	$ 921,729
Liabilities & Owners' Equity	
Current Liabilities	
Advances from shareholders	31,640
Short Term Loans From Promotion Underwriters	50,000
Accounts Payable	367
Total Current Liabilities	$ 82,007
Total Liabilities	$ 82,007
Owner/Stockholder Equity	
Preferred Stock	-
Common Stock, no par value	880,000
8,200,000 shares issued and outstanding	
Retained Earnings	(40,278)
Total Owners' Equity	$ 839,722
Total Liabilities & Equity	$ 921,729

THE 3PM MUSIC GROUP, INC.

Statement of Operations

March 11, 2005 (Inception) to August 31, 2005

Revenues:	
Interest Income	$ 55
Total Operating Income	$ 55
Expenses:	
Legal Retainer & Fees	$ 4,180
Rents	$ 12,000
Telecommunications & Media	$ 1,360
Recording Equipment Lease	$ 17,620
Printing & Supplies	$ 641
Business Entertainment	$ 52
Marketing Materials	$ 236
Promotions Expenses	$ 325
Artist Development Expenses	$ 87
Salary Expense	$ 3,832
Total Expenses	$ 40,333
Total net operating income (loss)	$(40,278)

THE 3PM MUSIC GROUP, INC.

Statement of Changes in Shareholder Equity

March 11, 2005 (Inception) to August 31, 2005

Beginning Shareholders' Equity	$ -
Issuance of 8,200,000 common shares @ $.107 cents	$880,000
Net operating loss	$(40,278)
Ending Shareholders' Equity	$839,722

THE 3PM MUSIC GROUP, INC.

Statement of Cash Flows

March 11, 2005 (Inception) to April 30, 2005

Beginning Cash Balance	$	-
Sources of Cash:		
Shareholder Advances	$	31,640
Short Term Loans from Promotion Underwriters	$	50,000
Total Sources of Cash	$	81,640
Total Cash	$	81,640
Uses of Cash:		
Net operating loss	$	40,278
Short Term Loans	$	1,172
Repayment of Shareholder Advances	$	3,426
Total Uses of Cash	$	44,876
Ending Cash Balance	$	36,764

THE 3PM MUSIC GROUP, INC.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
For the Period from Inception March 11, 2005 to August 31, 2005

Note 1. ORGANIZATION OF THE COMPANY

The 3PM Music Group, Inc. (*"the Company"*) was incorporated on March 11, 2005, under the laws of Tennessee to engage in any lawful business or activity for which corporations may be organized under the laws of the State of Tennessee. The company is headquartered in Memphis, Tennessee.

The Company entered the development stage in accordance with Statement of Financial Accounting Standards No. 7 on March 11, 2005. The Company's activities to date have been limited to organization, capital formation, obtaining capital contributions by the initial investors, the development of the offering documents for filing or registration with the Securities and Exchange Commission, refinement of intellectual property and recordings, the attraction of new production and recording artist talent, the development and testing of the Company's Internet web sites, creation and testing of promotion and marketing strategies, and the cultivation of strategic alliances and relationships.

The Company is a Memphis-based production and recording distribution company that is in the business of creating, promoting, management, and distribution socially and morally responsible intellectual property, mainstream commercial music, and other digital audio content.

Note 2. GOING CONCERN

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

As shown in the accompanying financial statements, the Company has incurred net losses of $40,278 since inception, and as of August 31, 2005, the company has a working capital deficiency of $82,007, and a net worth of $839,722. Furthermore, to date the company has not generated sufficient revenue to cover its operation costs.

Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. The Company's management plans on advancing funds on an as needed basis, raising private equity capital, and in the longer term, applying revenues from the operations of the Company. The Company's ability to continue as a going concern is dependent on these additional management advances, and, ultimately, upon achieving profitable operations from its activities.

As discussed in Note 7 to the financial statements, the Company is also conducting a private placement offering of 40,000 Units of common and series A preferred stock at $110 per Unit if purchased prior to March 1, 2006, and at $200 per Unit if purchased after January 31, 2006. The Company's continued existence depends upon the success of this offering and its future operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year

The Company has adopted a calendar fiscal year. Its first fiscal year, ending December 31, 2005, will be less than twelve months due to the inception of the Company on March 11, 2005.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results may differ from these estimates.

Revenue: Recognition

Revenue will be recognized when earned, in accordance with generally accepted accounting principles. Revenue is recognized at the time that the Company receives payment from vendors, distributors, licensees, and retailers for both tangible and intangible distributions of intellectual property content which the Company owns or administers.

Expenses

Expenses are recorded when the Company incurs cash expenses or receives invoices for goods purchased or services rendered.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments

All financial instruments are carried at amounts that approximate estimated fair value.

Master Recordings and Intellectual Properties

Master Recordings and Intellectual Properties consists of sound recording copyrights and the publishing and administrative rights to songs and other underlying compositions contained within the sound recordings and within publishing catalogs and administrative rights assigned to the Company by the founders. The founders assigned their interest in these intellectual properties for 8,000,000 shares of common stock, which the Company valued at $875,000. These intellectual property interests are carried at cost and depreciated using the straight-line method over the estimated useful life of the copyright. The Copyright Act of 1976 and its subsequent revisions and amendments establish that the maximum length of a copyright shall extend for the life of the author plus seventy-five years. As these copyrights have been externally acquired, they will be capitalized and amortized over a benefit period not to exceed forty years. Newly developed intellectual properties of $8,693 are capitalized and amortized over the period estimated to be the useful life of the copyright, not to exceed forty years.

Basic Loss Per Share

Earnings per share are provided in accordance with Statement of Financial Accounting Standards No. 128, *"Earnings Per Share"*. Basic loss per share is computed by dividing losses available to common shareholders by the weighted average number of common shares outstanding during the year. Basic loss per share for the period from March 11, 2005 to August 31, 2005, is $0.005. Diluted net loss per share is the same as basic net loss per share due to the lack of dilutive items in the company.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (*"SFAS 109"*), *"Accounting for Income Taxes."* A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carry forwards. Deferred tax expenses (benefit) result from the net change during the year of deferred tax assets and liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Comprehensive Income

The Company has adopted Statement of Financial Accounting Standards No. 130 (*"SFAS 130"*), *"Reporting Comprehensive Income"*. This statement establishes rules for the reporting of comprehensive income and its components. The adoption of SFAS 130 had no impact on total stockholders' equity as of August 31, 2005.

Financial Reporting Issues Specific to the Record and Music Industry

The Company has adopted Statement of Financial Accounting Standards No. 50 ("*SFAS 50*"), "*Financial Reporting in the Record and Music Industry*" which extracts the specialized accounting principles and practices from the American Institute of Certified Public Accountants ("*AICPA*") Statement of Position 76-1, *Accounting Practices in the Record and Music Industry,* and establishes standards of financial accounting and reporting for licensors and licensees in the record and music industry. If a license agreement is, in substance, an outright sale and collectibility of the licensing fee is reasonably assured, this Statement requires the licensor to recognize the licensing fee as revenue. This Statement requires a licensee to record minimum guarantees as assets and charge them to expense in accordance with the terms of the license agreement. It also establishes accounting standards for artist compensation cost and cost of record masters.

Accounting For Derivative Instruments And Hedging Activities

In June 1998, the Financial Accounting Standards Board (*"FASB"*) issued Statement of Financial Accounting Standards No. 133 (*"SFAS 133"*), *"Accounting for Derivative Instruments and Hedging Activities,"* as amended by SFAS No. 149, which was issued in April 2003. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. In June 1999, the FASB issued SFAS 137 to defer the effective date of SFAS 133 to fiscal quarters of fiscal years beginning after June 15, 2000. The Company does not currently use derivative financial products for hedging or speculative purposes and as a result, does not anticipate that the adoption of the statement will have a significant impact on its financial statements.

Stock-Based Compensation

Statement of Financial Accounting Standards No. 123, *"Accounting for Stock-Based Compensation,"* encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25, *"Accounting for Stock Issued to Employees."* Accordingly compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee is required to pay for the stock.

Note 4. CAPITAL STOCK

The Company's authorized capital stock consists of two classes designated as common stock and Class A preferred stock respectively. The aggregate number of shares of common stock that the Company is authorized to issue is 100,000,000, no par value. All shares of common stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. Holders of the common stock are entitled to share pro-rata in dividends and distributions with respect to the common stock, as may be declared by the Board of Directors out of funds legally available.

The aggregate number of shares of the Class Preferred stock that the Company is authorized to issue is 3,000,000. The Class A preferred stock does not entitle the holders thereof to receive any net assets of the Corporation upon dissolution of the Company. The designations, rights, preferences, qualifications, limitations, and restrictions to which the Class A preferred stock is subject are described in more detail in Exhibit A to the Corporate Charter as amended.

The shares of common stock and Class A preferred stock have no pre-emptive, subscription, conversion or redemption rights and may be issued only as fully paid and non-assessable shares.

Note 5. COMMON STOCK TRANSACTIONS

At inception, on March 11, 2005, the Company issued 6,000,000 shares of common stock to its principle founder in exchange for an assignment of intellectual properties in the form of song copyrights, sound recording copyrights, reimbursement of expenses, and for his service rendered to the Company at a deemed value of $525,000, which is considered by the Company to be a fair value for these contributions.

On March 11, 2005, the Company issued 1,000,000 shares of common stock to related party for his assignment of intellectual properties in the form of song copyrights, interests in certain sound recording copyrights, and for his service rendered prior to incorporation. The deemed value of these services and intellectual property contributions is $175,000, which is considered by the Company to be a fair value.

On March 11, 2005, the Company issued 1,000,000 shares of common stock to another related party for his assignment of intellectual properties in the form of song copyrights, interests in certain sound recording copyrights, and for his service rendered prior to incorporation. The deemed value of these services and intellectual property contributions is $175,000, which is considered by the Company to be a fair value.

On August 1, 2005, the Company issued 200,000 shares of common stock to a group of nine initial investors for their extension of $50,000 in bridge financing to the Company. The deemed value of the common stock issued in this transaction is $5,000.

Note 6. PREFERRED STOCK

As of August 31, 2005, there were no shares of preferred stock outstanding. On August 1, 2005, the Company issued warrants to purchase 96,000 shares of the Company's Series A Preferred Stock to a group of nine initial investors as additional consideration for their extension of $50,000 in bridge financing to the Company. The exercise price of the warrants provides that the holder of the warrants may purchase the Series A preferred stock at $9.00 per share. The warrants shall expire twelve months after the expiration of the public offering described in Note 7.

Note 7. PROPOSED PUBLIC OFFERING OF COMMON STOCK

In June of 2005, the Company filed an Offering Statement with the Securities Exchange Commission on Form 1-A subject to the Regulation A exemption requirements to the Securities Act of 1933, for 40,000 Units of common and Series A preferred stock at a price of $110.00 per Unit for all sales prior to March 1, 2006, and at a price of $200.00 per share for all sales thereafter. Upon qualification of the offering statement, the rules of Regulation A allow the Company to raise up to $5 million within in twelve month period.

As of August 31, 2005, the Company's net tangible book value was $0.00 or $0.00 per share of Common Stock. Assuming no changes in net tangible book value after August 31, 2005, the Company's pro forma net tangible book value would increase to $800,000 or $0.09 per share if the maximum of 40,000 Units or 400,000 shares of Common Stock is sold, or $109,100 or $0.0132 per share if the minimum of 5,455 Units, or 54,550 shares of Common Stock is sold. Dilution to new investors would therefore be $1.91 per share if the maximum of 400,000 shares of Common Stock is sold. In the event that the minimum of 54,550 shares of Common Stock is sold, the dilution to the new investors would be $1.99 per share.

Note 8. PROVISION FOR INCOME TAXES

No provision for income taxes has been provided in the accompanying statement of operations. Due to net operating losses and the uncertainty or realization, no tax benefit has been recognized for operating losses.

Note 9. RELATED PARTY TRANSACTIONS

For a period after inception the Company did not maintain a checking account and all expenses incurred by the Company were paid by the founder. For the period from inception to August 31, 2005, the Company incurred operating expenses of $40,333, inclusive of professional and legal fees of $4,180, office and facilities rents of $12,000, recording equipment lease from the founder of $17,620, salary expense of $3,832, and other operational and miscellaneous expenses of $2,701. During this period, the founder covered most of these expenses out of personal funds, advancing a total of $35,066 of which $3,426 have been repaid. The founder expects to be repaid for the expenses he has paid on behalf of the Company. Accordingly, as the expenses are paid, they are classified as shareholder advances.

Part III-Exhibits

The 3PM Music Group, Inc.

Index to Exhibits

EXHIBIT LIST

State of Tennessee



Department of State
Corporate Filings
312 Eighth Avenue North
6th Floor, William R. Snodgrass Tower
Nashville, TN 37243

ARTICLES OF AMENDMENT TO THE CHARTER (For-Profit)

For Office Use Only

CORPORATE CONTROL NUMBER (IF KNOWN) 0489425

PURSUANT TO THE PROVISIONS OF SECTION 48-20-106 OF *THE TENNESSEE BUSINESS CORPORATION ACT,* THE UNDERSIGNED CORPORATION ADOPTS THE FOLLOWING ARTICLES OF AMENDMENT TO ITS CHARTER:

1. PLEASE INSERT THE NAME OF THE CORPORATION AS IT APPEARS OF RECORD:
The 3PM Music Group, Inc.

IF CHANGING THE NAME, INSERT THE NEW NAME ON THE LINE BELOW:
N/A

2. PLEASE MARK THE BLOCK THAT APPLIES:

☒ AMENDMENT IS TO BE EFFECTIVE WHEN FILED BY THE SECRETARY OF STATE.
☐ AMENDMENT IS TO BE EFFECTIVE, ______________ (MONTH, DAY, YEAR)

(NOT TO BE LATER THAN THE 90TH DAY AFTER THE DATE THIS DOCUMENT IS FILED.) IF NEITHER BLOCK IS CHECKED, THE AMENDMENT WILL BE EFFECTIVE AT THE TIME OF FILING

3. PLEASE INSERT ANY CHANGES THAT APPLY:

A. PRINCIPAL ADDRESS: ______________
STREET ADDRESS
____
CITY STATE / COUNTY ZIP CODE

B. REGISTERED AGENT: ______________

C. REGISTERED ADDRESS: ______________
STREET ADDRESS
______________ TN
CITY STATE ZIP CODE COUNTY

D. OTHER CHANGES: New class of stock; indemnification provisions; expansion of description of stock

4. THE CORPORATION IS FOR PROFIT.

5. THE MANNER (IF NOT SET FORTH IN THE AMENDMENT) FOR IMPLEMENTATION OF ANY EXCHANGE, RECLASSIFICATION, OR CANCELLATION OF ISSUED SHARES IS AS FOLLOWS:

6. THE AMENDMENT WAS DULY ADOPTED ON April 19, 2005 (MONTH, DAY, YEAR)
BY (Please mark the block that applies):

☐ THE INCORPORATORS WITHOUT SHAREHOLDER ACTION, AS SUCH WAS NOT REQUIRED.
☐ THE BOARD OF DIRECTORS WITHOUT SHAREHOLDER APPROVAL, AS SUCH WAS NOT REQUIRED.
☒ THE SHAREHOLDERS.

President
SIGNER'S CAPACITY

[signature]
SIGNATURE

April 19, 2005
DATE

Jonathan W. Cross, II
NAME OF SIGNER (TYPED OR PRINTED)

SS-4421 (Rev. 10/01) Filing Fee: $20.00 RDA 1678

Prepared by, and return to:
T. Kevin Bruce
FARRIS, MATHEWS, BRANAN, BOBANGO, HELLEN & DUNLAP, PLC
1100 Ridgeway Loop Road
Suite 400
Memphis, Tennessee 38120
(901) 259-7120

Restated
CHARTER
of
THE 3PM MUSIC GROUP, INC.

The undersigned natural person, having capacity to contract and acting as the incorporator of a for-profit business corporation (the "Corporation") under the Tennessee Business Corporation Act, hereby adopts the following charter for such Corporation.

1. Name.

The name of the Corporation is *The 3PM Music Group, Inc.*

2. Registered Office and Agent.

2.1 Registered Office. The street address, including zip code, of the initial registered office of the Corporation in the State of Tennessee is:

910 Goodman Street
Memphis, Tennessee 38111

2.2 County. The county in which the registered office of the Corporation is located is Shelby County, Tennessee.

2.3 Registered Agent. The name of the Corporation's initial registered agent at the registered office is Jonathan W. Cross, II.

3. Principal Office.

3.1 Street Address. The street address, including zip code, of the principal office of the Corporation is:

915 Kelley Road
Suite B
Memphis, Tennessee 38111

3.2 County. The county is which the principal office of the Corporation is located is Shelby County, Tennessee.

4. **Corporate Duration.**

The duration of the Corporation shall be perpetual.

5. **Corporate Purpose.**

5.1 Purpose. The purpose for which the Corporation is organized is to engage in any and all lawful business permitted under the laws of the State of Tennessee.

5.2 For profit status. The Corporation is a for-profit business corporation.

6. **Capital Stock Provisions.**

6.1 Classes of Shares. The Corporation shall have two classes of shares of capital stock, which classes shall be designated as common stock (the "Common Stock") and Class A preferred stock (the "Class A Preferred Stock"), respectively.

6.2 Common Stock. The aggregate number of shares of the Common Stock of the Corporation which the Corporation is authorized to issue is 100,000,000, which shares shall together have unlimited voting rights and be entitled to receive the net assets of the Corporation upon dissolution.

6.3 Class A Preferred Stock. The aggregate number of shares of the Class A Preferred Stock of the Corporation which the Corporation is authorized to issue is 3,000,000. The Class A Preferred Stock do not entitle the holders thereof to receive any net assets of the Corporation upon dissolution of the Corporation. The designations, preferences, rights, qualifications, limitations and restrictions to which the Class A Preferred Stock are subject are described in more detail in Exhibit A to this Charter, which Exhibit A is hereby incorporated by reference into this Charter.

6.4 Relative Rights of Classes of Stock. Prior to the issuance of any shares of any class, (or any series within a class) of the capital stock of the Corporation and subject to applicable law, the board of directors of the Corporation may determine, in whole or in part, the preferences, limitations and relative rights of the class (or of one or more series within the class) of the capital stock of the Corporation.

6.5 No Preemptive Right. No holder of shares of the stock of the Corporation shall be entitled as of right to have any preemptive right or to subscribe for, purchase or receive any new or additional shares of any class of securities (including capital securities) of the Corporation, whether now or hereafter authorized, or any notes, bonds, debentures or other securities convertible into, or carrying options or warrants to purchase, shares of any class of the Company's securities. Notes, bonds, debentures or other securities convertible into, or carrying options or warrants to purchase, shares of any class of the securities (including capital securities) of the Corporation may be issued or disposed of by the board of directors to such persons and on such terms as it, in its absolute discretion, may deem advisable.

6.6 Right of First Refusal. No party may purchase shares of the capital stock of the corporation unless the Corporation, after having been given reasonable opportunity to purchase the shares on the same terms offered to such party, first refuses to purchase such shares. For purposes of this paragraph, reasonableness shall be determined by the board of directors of the Corporation, provided that any director who is interested in the proposed transaction shall not participate in such determination.

7. Incorporators.

7.1 The Incorporator. The name and address, including zip code, of the sole incorporator of the Corporation are:

Jonathan W. Cross, II
910 Goodman Street
Memphis, Tennessee 38111

7.2 County. The county in which the incorporator of the Corporation resides is Shelby County, Tennessee.

8. Limitations of Liability.

8.1 Limitation of Liability of Directors. To the fullest extent permitted by the Tennessee Business Corporation Act or otherwise under Tennessee law, as in effect on the date hereof and as hereafter amended from time to time, a director of the Corporation shall not be liable to the Corporation or its shareholders for monetary damages resulting from breach of his or her fiduciary duty as a director. If, from time to time, the Tennessee Business Corporation Act or any successor statute is amended, adopted or replaced after the effective time of this provision in a manner which authorizes corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall automatically, without further action, be eliminated or limited to the fullest extent permitted by the Tennessee Business Corporation Act or such successor statute or law, as so amended, adopted or replaced. Any repeal or modification of this paragraph by the Corporation, or the shareholders thereof, shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification or with respect to events occurring prior to the time of such repeal or modification.

8.2 Indemnification. To the fullest extent permitted by the Tennessee Business Corporation Act or otherwise under Tennessee law, as in effect on the date hereof and as hereafter amended from time to time, the Corporation shall have the power to indemnify any director, officer, employee, or agent of the Corporation or any other person who, at the request of the Corporation, is serving in any such capacity with the Corporation or with any other corporation, partnership, joint venture, trust or other enterprise. Any such indemnification may continue with respect to any such person after he or she has ceased to be such a director, officer, employee or agent and may inure to the benefit of the heirs, executors and administrators of such a person.

Dated: April 19, 2005



Jonathan W. Cross, Incorporator

Exhibit A

DESIGNATION OF PREFERENCES AND RIGHTS OF THE SERIES A PREFERRED STOCK OF THE 3PM MUSIC GROUP, INC., AND QUALIFICATIONS, LIMITATIONS AND RESTRICTIONS THEREOF

SERIES A ZERO COUPON NON-VOTING REDEEMABLE PREFERRED STOCK

The board of directors of The 3PM Music Group, Inc. (the "Corporation") has, by appropriate action, designated a Series A Zero Coupon Non-Voting Redeemable Preferred Stock and fixes and determines the preferences, rights, qualifications, limitations, and restrictions relating to the Series A Zero Coupon Non-Voting Redeemable Preferred Stock as follows, and has taken proper action to cause the charter of the Corporation (the "Charter") to be amended accordingly, including the approval of such amendment:

1. ***Designation.*** The shares of such series of Preferred Stock shall be designated "Series A Zero Coupon Non-Voting Redeemable Preferred Stock" (referred to herein as the "Series A Preferred Stock").

2. ***Authorized Number***. The authorized number of shares constituting the Series A Preferred Stock shall be one million (1,000,000).

3. ***Ranking***. The Series A Preferred Stock shall rank, with respect to the distribution of assets upon liquidation, dissolution or winding up of the Corporation, (i) senior to the Corporation's common stock (the "Common Stock") and any other Capital Stock issued without a liquidation preference and (ii) pari passu with or junior to any other preferred stock of the Corporation, in each case as determined by the Board. Unless and until the Corporation fails to redeem the Series A Preferred Stock on the Maturity Date as set forth in Section 4 below, the Series A Preferred Stock shall not be ranked senior to the Common Stock with respect to the payment of dividends on Common Stock if it has been offered and sold as part of a Unit comprising Series A Preferred Stock and Common Stock. If in accordance with Section 4 below, a coupon has attached, then the Series A Preferred Stock shall rank senior to the Common Stock with respect to the payment of dividends.

4. ***Maturity Value; Dividends.*** The shares of Series A Preferred Stock shall have a face value of $40 per share (the "Maturity Value"), and at the discretion of the Board, may be sold at a price equal to or less than the face value. The Board shall be authorized to determine a date of maturity and redemption (the "Maturity Date" or "Date of Maturity") for the Series A

Preferred Stock in connection with any offering of the shares by themselves or as a part of a Unit of other securities including Common Stock and debentures.

The shares of Series A Preferred Stock shall carry no coupon; and the holders of the Series A Preferred Stock shall not be entitled to the receipt of dividends, except, and unless the Series A Preferred Stock is not redeemed in accordance with the date of maturity designated by the Board in connection with the issuance of shares of Series A Preferred Stock in any offering pursuant to the regulations of the Securities Exchange Commission or any state securities commission or agency. If the maturity date as resolved by the Board and published as part of an offering statement shall pass without the Corporation redeeming any or all of the Series A Preferred Stock issued as part of the offering, then a coupon shall be attached to the shares outstanding. The annual coupon rate shall be calculated as the lesser of the "prime rate" ("Prime") as reported in the Wall Street Journal on the maturity date of the Series A Preferred Stock plus three (3) percentage points, or eight percent (8%).

Holders of shares of the Series A Preferred Stock, in their capacity as holders of Series A Preferred Stock, shall then be entitled to the accrual of dividends at the annual, cumulative rate of Prime plus 3%, of the purchase price for such shares, calculated from the maturity date, or eight percent (8%), whichever is lesser, and payable only upon redemption of such shares out of funds legally available as prescribed by statute, or at the direction of the Board.

5. ***Liquidation***.

(a) *Liquidation Procedure Prior to the Maturity Date.* Upon any liquidation, dissolution or winding up of the Corporation prior to the Maturity Date, whether voluntary or involuntary, the holders of shares of Series A Preferred Stock shall be entitled, before any distribution or payment is made upon any securities, including the Common Stock, having distribution rights that are junior to the rights of the Series A Preferred Stock (the "Junior Securities"), to be paid an amount equal to (i) the purchase price of each share of the Series A Preferred Stock held, plus (ii) an amount equal the difference between the purchase price and the future value (the "Future Value") of the purchase price where n = the number of years or fraction thereof since the date of purchase, and i = the Prime Rate as of the date of purchase plus 3%, and where the Present Value equals the purchase price of each Series A Preferred Stock held by the holder. The Future Value of the purchase price shall calculated according to the following formula:

$$F=P(1+i)^n$$

Where:

"F" = Future Value of the purchase price
"P" = Purchase Price of the Series A Preferred Stock
"i" = Prime Rate as of the purchase date plus 3%
"n" = number of years or fraction thereof since the date of purchase

(b) *Liquidation Procedure After the Maturity Date.* Upon any liquidation, dissolution or winding up of the Corporation after the Maturity Date, whether voluntary or involuntary, the holders of shares of Series A Preferred Stock shall be entitled, before any distribution or payment is made upon any Junior Securities, to be paid an amount equal to (i) $40.00 per share of Series A Preferred Stock, representing the liquidation preference per share of the Series A Preferred Stock, plus (ii) all accrued and unpaid dividends on the Series A Preferred Stock to such date (together with the Series A Preferred Stock Maturity Value, the "Liquidation Payments").

(c) If upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the assets to be distributed among the holders of shares of Series A Preferred Stock and Parity Securities shall be insufficient to permit payment in full to the holders of shares of Series A Preferred Stock and any Parity Securities of the distributions to which they are entitled, then the holders of all such securities shall share ratably in such distribution of assets in accordance with the amount which would be payable on such distribution if the amounts to which the holders of outstanding shares of Series A Preferred Stock and Parity Securities are entitled were paid in full. A consolidation or merger of the Corporation with or into any other corporation or corporations or other entity (other than a merger in which the Corporation is the survivor and the stockholders of the Corporation prior to such merger own more than a majority of the voting securities of the Corporation following such merger), a transaction or a series of related transactions in which the stockholders of the Corporation transfer a majority of the voting securities of the Corporation to any person or a sale, lease or transfer of all or substantially all of the assets of the Corporation shall be deemed to be a liquidation, dissolution, or winding up of the Corporation as those terms are used in this Section *4;* provided, however, that no such consolidation, merger, transaction or series of related transactions that is approved by a vote pursuant to Section 7 hereof shall be deemed to be a liquidation, dissolution or winding up of the Corporation. The Corporation shall provide to holders of shares of Series A Preferred Stock thirty (30) days' prior written notice by electronic mail, courier, or postal mail of any such sale, conveyance, exchange, transfer, consolidation or merger.

(d) *Remaining Assets.* Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after the holders of shares of Series A Preferred Stock shall have been paid in full the Liquidation Payments, the remaining assets of the Corporation may be distributed ratably per share in order of preference to the holders of Junior Securities in accordance with their respective terms.

(e) *No Rights After Payment.* After the payment to the holders of the shares of the Series A Preferred Stock of the full Liquidation Payments amounts provided for in this Part 4, the holders of the Series A Preferred Stock as such shall have no right or claim to any of the remaining assets of the Corporation.

(f) *Notice of Liquidation.* Written notice of a liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, stating a payment date, the amount of the Liquidation Payments and the place where said Liquidation Payments shall be payable, shall be given by electronic email or by postal mail, postage prepaid, not less than thirty (30) days prior to the payment date stated therein, to each holder of record of shares of Series A Preferred Stock at his electronic mailbox or at post office addresses as shown by the records of the Corporation.

6. ***Conversion***. The holders of shares of Series A Preferred Stock shall have no rights to convert the shares into any of the common stock or any other security that the Corporation may issue or create.

7. ***Voting Rights***. The Series A Preferred Stock shall not have voting rights with respect to the affairs of the Company other than as herein described. The holders of shares of Series A Preferred Stock shall vote as a separate class on all matters adversely affecting the Series A Preferred Stock. The authorization or issuance of additional Common Stock, Series A Preferred Stock or other securities having liquidation, dividend, voting or other rights junior to or on a parity with, the Series A shall not be deemed to adversely affect the Series A Preferred Stock. In addition to the other voting rights of the holders of the Series A Preferred Stock specified herein, for so long as any shares of Series A Preferred Stock are outstanding, the Corporation will not, and it will cause its subsidiaries not to, without the affirmative vote, or the written consent pursuant to the Tennessee Business Corporation Act, of the holders of a majority of the outstanding shares of Series A Preferred Stock:

(a) amend, waive or repeal any provisions of, or add any provision to, (i) this Certificate or (ii) any provision of the Certificate of Incorporation or By-Laws of the Corporation or any other certificate of designation filed with the Secretary of State of Tennessee by the Corporation in a manner that would adversely effect or impair the rights of the holders of the Series A Preferred Stock;

(b) in any manner authorize, create or issue any class or series of capital stock (A) ranking, either as to distribution of assets or redemptions, prior to the Series A Preferred Stock, or (B) which in any manner adversely affects the holders of Series A Preferred Stock, or authorize, create or issue any shares of any class or series or any bonds, debentures, notes or other obligations convertible into or exchangeable for, or having optional rights to purchase, any shares having any such preference or priority or so adversely affecting the holders of Series A Preferred Stock;

(c) reclassify the shares of Common Stock or any other shares of any class or series of capital stock hereafter created junior (upon liquidation) to the Series A Preferred Stock into shares of any class or series of capital stock (A) ranking, either as to distribution of assets or redemptions, prior to the Series A Preferred Stock, or (B) which in any manner adversely affects the holders of the Series A Preferred Stock; or

(d) sell or dispose of all or substantially all of the Corporation's assets.

8. ***Preemptive Rights***. The Series A Preferred Stock shall not give its holders any preemptive or subscription rights to acquire any other securities issued by the Corporation at any time in the future.

9. ***Redemption***. The Corporation shall be required to redeem the Series A Preferred Stock before or on the maturity date agreed upon by the Board for use and publishing in any offering statement by paying the Maturity Value. The Corporation may apply toward the purchase or redemption of the Series A Preferred Stock as herein provided any part of its surplus funds or an amount of its stated capital which shall not be greater than the stated capital represented by the shares purchased or redeemed, but under no circumstances shall the Corporation apply any other funds or any further part of its stated capital toward the purchase or redemption of such stock. The purchase or redemption of any such stock shall not be made where the effect of any such purchase or redemption and application of stated capital thereto shall be to reduce the net assets of the Corporation below the stated capital remaining after giving effect to the cancellation of such shares, or if the Corporation is insolvent or would thereby be made insolvent.

If the redemption of the Series A Preferred Stock shall cause the company to become insolvent, or in the opinion of the majority of the members of the Board redemption shall place the company in a position of financial distress, then the Coupon in accordance with section 3 above shall attach.

a. *Redemption During First Two Years (730 Days)*. At any time, and from time to time, during the first two years (730 days) from the date of issuance of the Series A Preferred Stock, the Corporation may, at its sole option, but shall not be obligated to, redeem, in whole or in part, the then outstanding Series A Preferred Stock at one and one-half times (1.5) the purchase price per share each ("First Two Years Redemption Price"). The Company may exercise such redemption by giving the holder of the Series A Preferred Stock written notice of such redemption at any time during such 730-day period.

The Board of Directors of the Corporation shall have full power and discretion to select from the outstanding Series A Preferred Stock of the Corporation particular shares for redemption or purchase prior to the Maturity Date, and its proceedings in this connection shall not be subject to attack except for actual and intentional fraud. In all instances, the Board shall have complete authority to determine upon and take the necessary proceedings fully to effect the purchase or redemption of the shares selected for redemption, and the cancellation of the certificates representing such shares. Upon the completion of such proceedings, the rights of holders of the shares of such preferred stock which have been redeemed and called in shall in all respects cease, except that such holders shall be entitled to receive the redemption price for their respective shares.

b. Mechanics of Redemption. Not less than thirty (30) days and not more than sixty (60) days prior to any date stipulated by the Corporation for the redemption of Series A Preferred Stock (the "Redemption Date"), written notice (the "Redemption Notice") shall be mailed to each holder of record on such notice date of the Series A Preferred Stock, provided, however, that the failure to give such notice or any defect therein or in the mailing thereof shall not affect the validity of the proceeding for the redemption of any shares so to be redeemed except as to the holder to whom the Corporation has failed to give such notice or to whom such notice was defective. The Redemption Notice shall state: (i) the Redemption Date of such shares, (ii) the number of Series A Preferred Stock to be redeemed from the holder to whom the Redemption Notice is addressed, (iii) instructions for surrender to the Corporation, in the manner and at the place designated, of a share certificate or share certificates representing the number of Series A Preferred Stock to be redeemed from such holder, (iv) instructions as to how to specify to the Corporation the number of Series A Preferred Stock to be redeemed as provided in this Section 9, and (v) that dividends, if any, on the shares to be redeemed will cease to accrue on the Redemption Date.

c. *Right of the Holders of Series A Preferred Stock upon Redemption*. Following the Redemption Date, dividends, if any, on the shares of Series A Preferred Stock thereby redeemed shall cease to accrue, and said shares shall no longer be deemed to be outstanding and shall not have the status of shares of Series A Preferred Stock, and all rights of the holders thereof as stockholders of the Company (except the right to receive the applicable Redemption Price on the Redemption Date) shall cease, unless the Company defaults in the payment of the Redemption Price on the Redemption Date, in which case all rights of the holders to whom payment of the Redemption Price was not made on the Redemption Date shall continue until the Redemption Price is paid to such holders, and such holders shall have the rights of the terms of the Series A Preferred Stock set forth herein.

10. ***Open Market or Negotiated Repurchases***. The Corporation may repurchase Series A Preferred Stock at any time and from time to time, in whole or in part, in open market purchases, in privately negotiated transactions, by tender offer, or otherwise.

11. ***Future Preferred Stock Issues***. The Corporation may issue one or more additional Series of Preferred Stock without the consent of the holders of Series A Preferred Stock, provided, however, that the rights and preferences of such subsequent series of preferred stock as to liquidation, dividends, voting, redemption, and registration rights shall not be superior (but may be pari passu) to those of the Series A Stock.

BYLAWS
OF

The 3PM Music Group, Inc.

ARTICLE I
OFFICES

The principal office of the Corporation in the State of Tennessee shall be located in Memphis, County of Shelby. The Corporation may have such other offices, either within or without the State of Tennessee, as the Board of Directors may designate or as the business of the Corporation may require from time to time.

ARTICLE II
SHAREHOLDERS

SECTION 1. Annual Meeting. The annual meeting of the shareholders shall be held on the 1st day in the month of March in each year, beginning with the year 2006, at the hour of 3:00 p.m., for the purpose of electing Directors and for the transaction of such other business as may come before the meeting. If the day fixed for the annual meeting shall be a legal holiday in the State of Tennessee, such meeting shall be held on the next succeeding business day. If the election of Directors shall not be held on the day designated herein for any annual meeting of the shareholders, or at any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the shareholders as soon thereafter as conveniently may be.

SECTION 2. Special Meetings. Special meetings of the shareholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the President or by the Board of Directors, and shall be called by the President at the request of the holders of not less than twenty percent (20%) of all the outstanding shares of the Corporation entitled to vote at the meeting.

SECTION 3. Place of Meeting. The Board of Directors may designate any place, either within or without the State of Tennessee, unless otherwise prescribed by statute, as the place of meeting for any annual meeting or for any special meeting. A waiver of notice signed by all shareholders entitled to vote at a meeting may designate any place, either within or without the State of Tennessee, unless otherwise prescribed by statute, as the place for the holding of such meeting. If no designation is made, the place of meeting shall be the principal office of the Corporation.

SECTION 4. Notice of Meeting. Written notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall unless otherwise prescribed by statute, be delivered not less than (five) 5 nor more than (thirty) 30 days before the date of the meeting, to each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States Mail, addressed to the shareholder at his address as it appears on the stock transfer books of the Corporation, with postage thereon prepaid.

SECTION 5. Closing of Transfer Books or Fixing of Record. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the Board of Directors of the Corporation may provide that the stock transfer books shall be closed for a stated period, but not to exceed in any case fifty (50) days. If the stock transfer books shall be closed for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for at least (thirty) 30 days immediately preceding such meeting. In lieu of closing the stock transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than (thirty) 30 days and, in case of a meeting of shareholders, not less than (twenty) 20 days, prior to the date on which the particular action requiring such determination of shareholders is to be taken. If the stock transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, or shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof.

SECTION 6. Voting Lists. The officer or agent having charge of the stock transfer books for shares of the corporation shall make a complete list of the shareholders entitled to vote at each meeting of shareholders or any adjournment thereof, arranged in alphabetical order, with the address of and the number of shares held by each. Such list shall be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting for the purposes thereof.

SECTION 7. Quorum. A majority of the outstanding shares of the Corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. If less than a majority of the outstanding shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. The shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

SECTION 8. Proxies. At all meetings of shareholders, a shareholder may vote in person or by proxy executed in writing by the shareholder or by his or her duly authorized attorney-in-fact. Such proxy shall be filed with the secretary of the Corporation before or at the time of the meeting. A meeting of the Board of Directors may be had by means of a telephone conference or similar communications equipment by which all persons participating in the meeting can hear each other, and participation in a meeting under such circumstances shall constitute presence at the meeting.

SECTION 9. Voting of Shares. Each outstanding share entitled to vote shall be entitled to one vote upon each matter submitted to a vote at a meeting of shareholders.

SECTION 10. Voting of Shares by Certain Holders. Shares standing in the name of another corporation may be voted by such officer, agent or proxy as the Bylaws of such corporation may prescribe or, in the absence of such provision, as the Board of Directors of such corporation may determine.

Shares held by an administrator, executor, guardian or conservator may be voted by him either in person or by proxy, without a transfer of such shares into his name. Shares standing in the name of a trustee may be voted by him, either in person or by proxy, but no trustee shall be entitled to vote shares held by him without a transfer of such shares into his name.

Shares standing in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name, if authority to do so be contained in an appropriate order of the court by which such receiver was appointed.

A shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote the shares so transferred.

Shares of its own stock belonging to the Corporation shall not be voted directly or indirectly, at any meeting, and shall not be counted in determining the total number of outstanding shares at any given time.

SECTION 11. Informal Action by Shareholders. Unless otherwise provided by law, any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

ARTICLE III
BOARD OF DIRECTORS

SECTION 1. General Powers. The business and affairs of the Corporation shall be managed by its Board of Directors.

SECTION 2. Number, Tenure and Qualifications. The number of directors of the Corporation shall be fixed by the Board of Directors, but in no event shall be less than three (3). Each director shall hold office until the next annual meeting of shareholders and until his successor shall have been elected and qualified.

SECTION 3. Restrictions on Who May Serve on the Board. No person who has been convicted of a criminal felony offense may serve on the Board of Directors. The founders and incorporator(s) have drafted and compiled a list of people who can not in any capacity ever serve as members of the Board of Directors of the Corporation. This list may be amended from time to time by Jonathan Cross or the Chairman of the board without a vote by any other shareholder or without a vote by the board of directors. This list is a part of these bylaws and shall be incorporated by reference. It shall be maintained in confidence by the Secretary of the Corporation. It shall not be made available for inspection to the shareholders of the corporation. Members of the board of directors may inspect the contents of the list at any board meeting, but no copy shall be made thereof. No name on the list can be removed without a unanimous vote of the board of directors and the vote of Jonathan Cross or his estate if he is not the Chairman of the Board.

SECTION 3. Regular Meetings. A regular meeting of the Board of Directors shall be held without other notice than this Bylaw immediately after, and at the same place as, the annual meeting of shareholders. The Board of Directors may provide, by resolution, the time and place for the holding of additional regular meetings without notice other than such resolution.

SECTION 4. Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the President or any two directors. The person or persons authorized to call special meetings of the Board of Directors may fix the place for holding any special meeting of the Board of Directors called by them.

SECTION 5. Notice. Notice of any special meeting shall be given at least one (1) day previous thereto by written notice delivered personally or mailed to each director at his business address, or by telegram. If mailed, such notice shall be deemed to be delivered when deposited in the United States Mail so addressed, with postage thereon prepaid. If notice be given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company. Any directors may waive notice of any meeting. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

SECTION 6. Quorum. A majority of the number of directors fixed by Section 2 of this Article III shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but if less than such majority is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

SECTION 7. Manner of Acting. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

SECTION 8. Action Without a Meeting. Any action that may be taken by the Board of Directors at a meeting may be taken without a meeting if a consent in writing, setting forth the action so to be taken, shall be signed before such action by all of the directors.

SECTION 9. Vacancies. Any vacancy occurring in the Board of Directors may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors, unless otherwise provided by law. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office. Any directorship to be filled by reason of an increase in the number of directors may be filled by election by the Board of Directors for a term of office continuing only until the next election of directors by the shareholders.

SECTION 10. Compensation. By resolution of the Board of Directors, each director may be paid his expenses, if any, of attendance at each meeting of the Board of Directors, and may be paid a stated salary as a director or a fixed sum for attendance at each meeting of the Board of Directors or both. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefore.

SECTION 11. Presumption of Assent. A director of the Corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the Secretary of the meeting before the adjournment thereof, or shall forward such dissent by registered mail to the Secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

ARTICLE IV
OFFICERS

SECTION 1. Number. The officers of the Corporation shall be a President, one or more Vice Presidents, a Secretary and a Treasurer, each of whom shall be elected by the Board of Directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the Board of Directors, including a Chairman of the Board. In its discretion, the Board of Directors may leave unfilled for any such period as it may determine any office except those of President and Secretary. Any two or more offices may be held by the same person, except for the offices of President and Secretary which may not be held by the same person. Officers may be directors or shareholders of the Corporation.

SECTION 2. Election and Term of Office. The officers of the Corporation to be elected by the Board of Directors shall be elected annually by the Board of Directors at the first meeting of the Board of Directors held after each annual meeting of the shareholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as conveniently may be. Each officer shall hold office until his successor shall have been duly elected and shall have qualified, or until his death, or until he shall resign or shall have been removed in the manner hereinafter provided.

SECTION 3. Removal. Any officer or agent may be removed by the Board of Directors whenever, in its judgment, the best interests of the Corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election of appointment of an officer or agent shall not of itself create contract rights, and such appointment shall be terminable at will.

SECTION 4. Vacancies. A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the Board of Directors for the unexpired portion of the term.

SECTION 5. President. The President shall be the chief executive officer of the Corporation and, subject to the control of the Board of Directors, shall in general supervise and control all of the business and affairs of the Corporation. He shall, when present, preside at all meetings of the shareholders and of the Board of Directors, and shall be the Chairman of the Board. He may sign, with the Secretary or any other proper officer of the Corporation thereunto authorized by the Board of Directors, certificates for shares of the Corporation, any deeds, mortgages, bonds, contracts, or other instruments which the Board of Directors has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the Board of Directors or by these Bylaws to some other officer or agent of the Corporation, or shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of President and such other duties as may be prescribed by the Board of Directors from time to time.

SECTION 6. Vice President. In the absence of the president or in event of his death, inability or refusal to act, the Vice President shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. The Vice President shall perform such other duties as from time to time may be assigned to him by the President or by the Board of Directors. If there is more than one Vice President, each Vice President shall succeed to the duties of the President in order of rank as determined by the Board of Directors. If no such rank has been determined, then each Vice President shall succeed to the duties of the President in order of date of election, the earliest date having the first rank.

SECTION 7. Secretary. The Secretary shall: (a) keep the minutes of the proceedings of the shareholders and of the Board of Directors in one or more minute books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law; © be custodian of the corporate records and of the seal of the Corporation and see that the seal of the Corporation is affixed to all documents, the execution of which on behalf of the Corporation under its seal is duly authorized; (d) keep a register of the post office address of each shareholder which shall be furnished to the Secretary by such shareholder; (e) sign with the President certificates for shares of the Corporation, the issuance of which shall have been authorized by resolution of the Board of Directors; (f) have general charge of the stock transfer books of the Corporation; and (g) in general perform all duties incident to the office of the Secretary and such other duties as from time to time may be assigned to him by the President or by the Board of Directors.

SECTION 8. Treasurer. The Treasurer shall: (a) have charge and custody of and be responsible for all funds and securities of the Corporation; (b) receive and give receipts for moneys due and payable to the Corporation from any source whatsoever, and deposit all such moneys in the name of the Corporation in such banks, trust companies or other depositories as shall be selected in accordance with the provisions of Article VI of these Bylaws; and © in general perform all of the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him by the President or by the Board of Directors. If required by the Board of Directors, the Treasurer shall give a bond for the faithful discharge of his duties in such sum and with such sureties as the Board of Directors shall determine.

SECTION 9. Salaries. The salaries of the officers shall be fixed from time to time by the Board of Directors, and no officer shall be prevented from receiving such salary by reason of the fact that he is also a director of the Corporation.

ARTICLE V
INDEMNITY

The Corporation shall indemnify its directors, officers and employees as follows:

(a) Every director, officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him in connection with any proceeding to which he may become involved, by reason of his being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, or employee is adjudged guilty of willful misfeasance or malfeasance in the performance of his duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

(b) The Corporation shall provide to any person who is or was a director, officer, employee, or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of suit, litigation or other proceedings which is specifically permissible under applicable law.

(c) The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article V.

ARTICLE VI
CONTRACTS, LOANS, CHECKS AND DEPOSITS

SECTION 1. Contracts. The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

SECTION 2. Loans. No loans shall be contracted on behalf of the Corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the Board of Directors. Such authority may be general or confined to specific instances.

SECTION 3. Checks, Drafts, etc. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation, shall be signed by such officer or officers, agent or agents of the Corporation and in such manner as shall from time to time be determined by resolution of the Board of Directors.

SECTION 4. Deposits. All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositories as the Board of Directors may select.

ARTICLE VII
CERTIFICATES FOR SHARES AND THEIR TRANSFER

SECTION 1. Certificates for Shares. Certificates representing shares of the Corporation shall be in such form as shall be determined by the Board of Directors. Such certificates shall be signed by the President and by the Secretary or by such other officers authorized by law and by the Board of Directors so to do, and sealed with the corporate seal. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the Corporation. All certificates surrendered to the Corporation for transfer shall be cancelled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and cancelled, except that in case of a lost, destroyed or mutilated certificate a new one may be issued therefore upon such terms and indemnity to the Corporation as the Board of Directors may prescribe.

SECTION 2. Transfer of Shares. Transfer of shares of the Corporation shall be made only on the stock transfer books of the Corporation by the holder of record thereof or by his legal representative, who shall furnish proper evidence of authority to transfer, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the Corporation, and on surrender for cancellation of the certificate for such shares. The person in whose name shares stand on the books of the Corporation shall be deemed by the Corporation to be the owner thereof for all purposes. Provided, however, that upon any action undertaken by the shareholders to elect S Corporation status pursuant to Section 1362 of the Internal Revenue Code and upon any shareholders agreement thereto restricting the transfer of said shares so as to disqualify said S Corporation status, said restriction on transfer shall be made a part of the Bylaws so long as said agreement is in force and effect.

ARTICLE VIII
FISCAL YEAR

The fiscal year of the Corporation shall begin on the 1st day of January and end on the 31st day of December of each year.

ARTICLE IX
DIVIDENDS

The Board of Directors may from time to time declare, and the Corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and its Articles of Incorporation.

ARTICLE X
CORPORATE SEAL

The Board of Directors shall provide a corporate seal which shall be circular in form and shall have inscribed thereon the name of the Corporation and the state of incorporation and the words, "Corporate Seal."

ARTICLE XI
WAIVER OF NOTICE

Unless otherwise provided by law, whenever any notice is required to be given to any shareholder or director of the Corporation under the provisions of these Bylaws or under the provisions of the Articles of Incorporation or under the provisions of the applicable Business Corporation Act, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

ARTICLE XII
AMENDMENTS

These Bylaws may be altered, amended or repealed and new Bylaws may be adopted by the Board of Directors at any regular or special meeting of the Board of Directors.

The above Bylaws are certified to have been adopted by the Board of Directors of the Corporation on the 14th day of March 2005.



Secretary

THE 3PM MUSIC GROUP, INC.

CERTIFICATE OF DESIGNATIONS, PREFERENCES, AND RIGHTS OF PREFERRED STOCK AND QUALIFICATIONS, LIMITATIONS AND RESTRICTIONS THEREOF

SERIES A ZERO COUPON NON-VOTING REDEEMABLE PREFERRED STOCK

The 3PM Music Group, Inc., a corporation organized and existing under the laws of the Great State of Tennessee (the "Corporation") **DOES HEREBY CERTIFY THAT**:

Pursuant to authority conferred upon the Board of Directors (the "Board") by the Amended and Restated Certificate of Incorporation of the Corporation (the "Charter") and pursuant to the provisions of the Tennessee Business Corporation Act, the Board, pursuant to a unanimous written consent effective as of April 20, 2005, adopted the following resolution providing for the designations, preferences and relative, participating, optional and other rights, and the qualifications, limitations and restrictions, of the Series A Zero Coupon Non-Voting Redeemable Preferred Stock (the "Series A Preferred Stock").

WHEREAS, the Charter provides for two classes of shares known as common stock, no par value (the "Common Stock"), and preferred stock $0.001 par value per share (the "Preferred Stock"), and

WHEREAS, the Board is authorized by the Charter to provide for the issuance of the shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Tennessee, to establish from time to time the number of shares to be included in such series and to fix the designations, preferences and rights of the shares of each such series and the qualifications, limitations, and restrictions thereof, and

WHEREAS, it is in the best interests of the Corporation for the Board to create a new series from the Preferred Stock.

NOW, THEREFORE, BE IT RESOLVED, that the Board deems it advisable to, and hereby does, designate a Series A Zero Coupon Non-Voting Redeemable Preferred Stock and fixes and determines the preferences, rights, qualifications, limitations, and restrictions relating to the Series A Zero Coupon Non-Voting Redeemable Preferred Stock as follows:

1. ***Designation.*** The shares of such series of Preferred Stock shall be designated "Series A Zero Coupon Non-Voting Redeemable Preferred Stock" (referred to herein as the "Series A Preferred Stock").

2. ***Authorized Number***. The authorized number of shares constituting the Series A Preferred Stock shall be one million (1,000,000).

3. ***Ranking***. The Series A Preferred Stock shall rank, with respect to the distribution of assets upon liquidation, dissolution or winding up of the Corporation, (i) senior to the Corporation's Common Stock (and any other Capital Stock issued without a liquidation preference) and (ii) pari passu with or junior to any other preferred stock of the Corporation, in each case as determined by the Board. Unless and until the Corporation fails to redeem the Series A Preferred Stock on the Maturity Date as set forth in Section 4 below, the Series A Preferred Stock shall not be ranked senior to the Common Stock with respect to the payment of dividends on Common Stock if it has been offered and sold as part of a Unit comprising Series A Preferred Stock and Common Stock. If in accordance with Section 4 below, a coupon has attached, then the Series A Preferred Stock shall rank senior to the Common Stock with respect to the payment of dividends.

4. ***Maturity Value; Dividends***. The shares of Series A Preferred Stock shall have a face value of $40 per share (the "Maturity Value"), and at the discretion of the Board, may be sold at a price equal to or less than the face value. The Board shall be authorized to determine a date of maturity and redemption (the "Maturity Date" or "Date of Maturity") for the Series A Preferred Stock in connection with any offering of the shares by themselves or as a part of a Unit of other securities including Common Stock and debentures.

   The shares of Series A Preferred Stock shall carry no coupon; and the holders of the Series A Preferred Stock shall not be entitled to the receipt of dividends, except, and unless the Series A Preferred Stock is not redeemed in accordance with the date of maturity designated by the Board in connection with the issuance of shares of Series A Preferred Stock in any offering pursuant to the regulations of the Securities Exchange Commission or any state securities commission or agency. If the maturity date as resolved by the Board and published as part of an offering statement shall pass without the Corporation redeeming any or all of the Series A Preferred Stock issued as part of the offering, then a coupon shall be attached to the shares outstanding. The annual coupon rate shall be calculated as the lesser of the "prime rate" ("Prime") as reported in the Wall Street Journal on the maturity date of the Series A Preferred Stock plus three (3) percentage points, or eight percent (8%).

   Holders of shares of the Series A Preferred Stock, in their capacity as holders of Series A Preferred Stock, shall then be entitled to the accrual of dividends at the annual, cumulative rate of Prime plus 3%, of the purchase price for such shares, calculated from the maturity date, or eight percent (8%), whichever is lesser, and payable only upon redemption of such shares out of funds legally available as prescribed by statute, or at the direction of the Board.

5. ***Liquidation***.

   (a) *Liquidation Procedure Prior to the Maturity Date*. Upon any liquidation, dissolution or winding up of the Corporation prior to the Maturity Date, whether voluntary or involuntary, the holders of shares of Series A Stock shall be entitled, before any distribution or payment is made upon any Junior Securities, to be paid an amount equal to (i) the purchase price of each share of the Series A Preferred Stock held, plus an amount equal the difference between the purchase price and the Future Value of the purchase price where n = the number of years or fraction thereof since the date of purchase, and i = the Prime Rate as of the date of purchase plus 3%, and where the Present Value equals the purchase price of each Series A Preferred Stock held by the holder. The Future Value of the purchase price shall calculated according to the following formula:

$$F=P(1+i)^n$$

Where:

"F" = Future Value of the purchase price
"P" = Purchase Price of the Series A Preferred Stock
"i" = Prime Rate as of the purchase date plus 3%
"n" = number of years or fraction thereof since the date of purchase

(b) *Liquidation Procedure After the Maturity Date.* Upon any liquidation, dissolution or winding up of the Corporation after the Maturity Date, whether voluntary or involuntary, the holders of shares of Series A Preferred Stock shall be entitled, before any distribution or payment is made upon any Junior Securities, to be paid an amount equal to (i) $40.00 per share of Series A Preferred Stock, representing the liquidation preference per share of the Series A Preferred Stock, plus (ii) all accrued and unpaid dividends on the Series A Preferred Stock to such date (together with the Series A Preferred Stock Maturity Value, the "Liquidation Payments").

(c) If upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the assets to be distributed among the holders of shares of Series A Preferred Stock and Parity Securities shall be insufficient to permit payment in full to the holders of shares of Series A Preferred Stock and any Parity Securities of the distributions to which they are entitled, then the holders of all such securities shall share ratably in such distribution of assets in accordance with the amount which would be payable on such distribution if the amounts to which the holders of outstanding shares of Series A Preferred Stock and Parity Securities are entitled were paid in full. A consolidation or merger of the Corporation with or into any other corporation or corporations or other entity (other than a merger in which the Corporation is the survivor and the stockholders of the Corporation prior to such merger own more than a majority of the voting securities of the Corporation following such merger), a transaction or a series of related transactions in which the stockholders of the Corporation transfer a majority of the voting securities of the Corporation to any person or a sale, lease or transfer of all or substantially all of the assets of the Corporation shall be deemed to be a liquidation, dissolution, or winding up of the Corporation as those terms are used in this Section *4;* provided, however, that no such consolidation, merger, transaction or series of related transactions that is approved by a vote pursuant to Section 7 hereof shall be deemed to be a liquidation, dissolution or winding up of the Corporation. The Corporation shall provide to holders of shares of Series A Preferred Stock thirty (30) days' prior written notice by electronic mail, courier, or postal mail of any such sale, conveyance, exchange, transfer, consolidation or merger.

(d) *Remaining Assets.* Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after the holders of shares of Series A Preferred Stock shall have been paid in full the Liquidation Payments, the remaining assets of the Corporation may be distributed ratably per share in order of preference to the holders of Junior Securities in accordance with their respective terms.

(e) *No Rights After Payment.* After the payment to the holders of the shares of the Series A Preferred Stock of the full Liquidation Payments amounts provided for in this Part 4, the holders of the Series A Preferred Stock as such shall have no right or claim to any of the remaining assets of the Corporation.

(e) *Notice of Liquidation.* Written notice of a liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, stating a payment date, the amount of the Liquidation Payments and the place where said Liquidation Payments shall be payable, shall be given by electronic email or by postal mail, postage prepaid, not less than thirty (30) days prior to the payment date stated therein, to each holder of record of shares of Series A Preferred Stock at his electronic mailbox or at post office addresses as shown by the records of the Corporation.

6. ***Conversion***. The holders of shares of Series A Preferred Stock shall have no rights to convert the shares into any of the common stock or any other security that the Corporation may issue or create.

7. ***Voting Rights***. The Series A Preferred Stock shall not have voting rights with respect to the affairs of the Company other than as herein described. The holders of shares of Series A Preferred Stock shall vote as a separate class on all matters adversely affecting the Series A Preferred Stock. The authorization or issuance of additional Common Stock, Series A Preferred Stock or other securities having liquidation, dividend, voting or other rights junior to or on a parity with, the Series A shall not be deemed to adversely affect the Series A Preferred Stock. In addition to the other voting rights of the holders of the Series A Preferred Stock specified herein, for so long as any shares of Series A Preferred Stock are outstanding, the Corporation will not, and it will cause its subsidiaries not to, without the affirmative vote, or the written consent pursuant to the Tennessee Business Corporation Act, of the holders of a majority of the outstanding shares of Series A Preferred Stock:

(a) amend, waive or repeal any provisions of, or add any provision to, (i) this Certificate or (ii) any provision of the Certificate of Incorporation or By-Laws of the Corporation or any other certificate of designation filed with the Secretary of State of Tennessee by the Corporation in a manner that would adversely effect or impair the rights of the holders of the Series A Preferred Stock;

(b) in any manner authorize, create or issue any class or series of capital stock (A) ranking, either as to distribution of assets or redemptions, prior to the Series A Preferred Stock, or (B) which in any manner adversely affects the holders of Series A Preferred Stock, or authorize, create or issue any shares of any class or series or any bonds, debentures, notes or other obligations convertible into or exchangeable for, or having optional rights to purchase, any shares having any such preference or priority or so adversely affecting the holders of Series A Preferred Stock;

(c) reclassify the shares of Common Stock or any other shares of any class or series of capital stock hereafter created junior (upon liquidation) to the Series A Preferred Stock into shares of any class or series of capital stock (A) ranking, either as to distribution of assets or redemptions, prior to the Series A Preferred Stock, or (B) which in any manner adversely affects the holders of the Series A Preferred Stock; or

(d) sell or dispose of all or substantially all of the Corporation's assets.

8. ***Preemptive Rights***. The Series A Preferred Stock shall not give its holders any preemptive or subscription rights to acquire any other securities issued by the Corporation at any time in the future.

9. ***Redemption***. The Corporation shall be required to redeem the Series A Preferred Stock before or on the maturity date agreed upon by the Board for use and publishing in any offering statement by paying the Maturity Value. The Corporation may apply toward the purchase or redemption of the Series A Preferred Stock as herein provided any part of its surplus funds or an amount of its stated capital which shall not be greater than the stated capital represented by the shares purchased or redeemed, but under no circumstances shall the Corporation apply any other funds or any further part of its stated capital toward the purchase or redemption of such stock. The purchase or redemption of any such stock shall not be made where the effect of any such purchase or redemption and application of stated capital thereto shall be to reduce the net assets of the Corporation below the stated capital remaining after giving effect to the cancellation of such shares, or if the Corporation is insolvent or would thereby be made insolvent.

If the redemption of the Series A Preferred Stock shall cause the company to become insolvent, or in the opinion of the majority of the members of the Board redemption shall place the company in a position of financial distress, then the Coupon in accordance with section 3 above shall attach.

a. *Redemption During First Two Years (730 Days)*. At any time, and from time to time, during the first two years (730 days) from the date of issuance of the Series A Preferred Stock, the Corporation may, at its sole option, but shall not be obligated to, redeem, in whole or in part, the then outstanding Series A Preferred Stock at one and one-half times (1.5) the purchase price per share each ("First Two Years Redemption Price"). The Company may exercise such redemption by giving the holder of the Series A Preferred Stock written notice of such redemption at any time during such 730-day period.

The Board of Directors of the Corporation shall have full power and discretion to select from the outstanding Series A Preferred Stock of the Corporation particular shares for redemption or purchase prior to the Maturity Date, and its proceedings in this connection shall not be subject to attack except for actual and intentional fraud. In all instances, the Board shall have complete authority to determine upon and take the necessary proceedings fully to effect the purchase or redemption of the shares selected for redemption, and the cancellation of the certificates representing such shares. Upon the completion of such proceedings, the rights of holders of the shares of such preferred stock which have been redeemed and called in shall in all respects cease, except that such holders shall be entitled to receive the redemption price for their respective shares.

b. Mechanics of Redemption. Not less than thirty (30) days and not more than sixty (60) days prior to any date stipulated by the Corporation for the redemption of Series A Preferred Stock (the "Redemption Date"), written notice (the "Redemption Notice") shall be mailed to each holder of record on such notice date of the Series A Preferred Stock, provided, however, that the failure to give such notice or any defect therein or in the mailing thereof shall not affect the validity of the proceeding for the redemption of any shares so to be redeemed except as to the holder to whom the Corporation has failed to give such notice or to whom such notice was defective. The Redemption Notice shall state: (i) the Redemption Date of such shares, (ii) the number of Series A Preferred Stock to be redeemed from the holder to whom the Redemption Notice is addressed, (iii) instructions for surrender to the Corporation, in the manner and at the place designated, of a share certificate or share certificates representing the number of Series A Preferred Stock to be redeemed from such holder, (iv) instructions as to how to specify to the Corporation the number of Series A Preferred Stock to be redeemed as provided in this Section 9, and (v) that dividends, if any, on the shares to be redeemed will cease to accrue on the Redemption Date.

c. *Right of the Holders of Series A Preferred Stock upon Redemption*. Following the Redemption Date, dividends, if any, on the shares of Series A Preferred Stock thereby redeemed shall cease to accrue, and said shares shall no longer be deemed to be outstanding and shall not have the status of shares of Series A Preferred Stock, and all rights of the holders thereof as stockholders of the Company (except the right to receive the applicable Redemption Price on the Redemption Date) shall cease, unless the Company defaults in the payment of the Redemption Price on the Redemption Date, in which case all rights of the holders to whom payment of the Redemption Price was not made on the Redemption Date shall continue until the Redemption Price is paid to such holders, and such holders shall have the rights of the terms of the Series A Preferred Stock set forth herein.

10. ***Open Market or Negotiated Repurchases***. The Corporation may repurchase Series A Preferred Stock at any time and from time to time, in whole or in part, in open market purchases, in privately negotiated transactions, by tender offer, or otherwise.

11. ***Future Preferred Stock Issues***. The Corporation may issue one or more additional Series of Preferred Stock without the consent of the holders of Series A Preferred Stock, provided, however, that the rights and preferences of such subsequent series of preferred stock as to liquidation, dividends, voting, redemption, and registration rights shall not be superior (but may be pari passu) to those of the Series A Stock.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designations as of this 20th day of April, 2005, to be duly executed by its President and Chief Executive Officer, and affirms that this Certificate of Designations is his act and deed and that the statements contained herein are true under penalties of perjury.

THE 3PM MUSIC GROUP, INC.



Jonathan W. Cross, II - President and Chief Executive Officer

Subscription Agreement for Units of Common & Series A Preferred Stock



DEADLINE & DELIVERY INSTRUCTIONS

To subscribe for Units of Stock, mail this completed and signed Subscription Agreement with your check payable as described below for the Total Amount Due so that it is received by the Company no later than **July 1, 2006**, or any other date to which the Company extends the Offering, but in no event later than **October 1, 2006**, at the following address:

Bank of America, Escrow Agent for The 3PM Music Group, Inc.
c/o The 3PM Music Group, Inc.
915 Kelley Road Suite B
Memphis, TN 38111

This agreement will be deemed received upon the date of its delivery, with payment, to the Company at 915 Kelley Road Suite B, Memphis, TN 38111. The Company may reject any subscription in whole or in part for any reason.

NUMBER OF UNITS SUBSCRIBING FOR

The total Units offered for sale by the company shall number 40,000 representing a 5% interest in the company. The company will not accept individual subscriptions for less than 1 Unit, unless this condition is waived by the board of directors. At our discretion, we may limit the number of Units and Half-Units that any subscriber may purchase. Each Unit consists of 10 shares of Common Stock and 8 shares of Series A Preferred Stock.

However, subscribers may purchase a Half-Unit any time after they have subscribed for at least one (1) Unit with any previous subscription agreement. The purchase price of a Half-Unit is fifty percent (50%) of the cost of a normal Unit regularly subscribed for.

I/We subscribe for and agree to purchase Units of stock of The 3PM Music Group, Inc., for the appropriate price outlined below and upon the terms provided within the agreement and in the Company's Offering Circular dated June 30, 2005, as follows:

Number of Units (Minimum 1)	Price per Unit	Total Amount	
	$110.00	$110.00	if purchased Before 10/1/05
	$200.00	$200.00	if purchased After 9/30/05
____________	x ____________	= ____________	

ESCROW AGENT OFFICE USE ONLY

Date	Batch #	Order #

PAYMENT FOR UNITS

I/We have enclosed a check, bank draft or money order payable to **"Bank of America, Escrow Agent for The 3PM Music Group, Inc."** for the Total Amount indicated above. I/We understand that the Escrow Agent's acceptance and deposit of my/our check or other payment will not constitute acceptance of the subscription.

STOCK CERTIFICATE REGISTRATION: HOW UNITS/SHARES WILL BE REGISTERED

Please print clearly – This information will be used for the registration of stock certificates and subsequent mailings. Make sure it is complete and legible. If registering shares in more than one name, list the address and telephone number of the first person named.

____
(First name) (Middle initial) (Last name)

____
(First name) (Middle initial) (Last name)

____
(Street address)

____
(City) (State) (Zip)

____
Social security # or tax ID # (certificate will show only this number)

____
Social security # or tax ID #

____
Daytime telephone number

____
Evening telephone number

FORM OF STOCK OWNERSHIP (*please check one—see Offering Circular for ownership definitions*)

___ Individual ___ Joint Tenants ___Tenants In Common ___ Partnership ___Trust ___Corporation

___ Custodian For ____________________ ___ Other (*please specify*)________________

This Subscription Agreement will be irrevocable and non-cancelable by the undersigned and shall be non-transferable and non-assignable. It may not be modified or terminated except in writing of the Board of Directors of the Company.

Assistance: Questions regarding subscriptions may be directed to us at the Company's email or mailing addresses shown on the cover of the Offering Circular or by telephone at (901)432-0009.

– CONTINUED ON OTHER SIDE –

The Undersigned Hereby Represents and Warrants To and Agrees With the Company As Follows:

1. I have received the Offering Circular, and have had the opportunity to review the "Risk Factors" section and the terms and conditions of the offering stated in the Offering Circular of The 3PM Music Group, Inc. (the "Company"), dated June 30, 2005, and that I should subscribe for the Units solely in reliance upon the information in the Offering Circular and my own business judgment; and that I am aware that I should not rely on any statement or representation not contained in the Offering Circular or any amendment.

2. If, for any reason, The Offering is canceled, the Subscription Agreement will be returned promptly to the undersigned.

3. Subscription Agreements shall be held in escrow by an "Escrow Agent" until subscriptions are received, together with full payment in collected funds of 100% of the per Unit purchase price, for at least the minimum number of Units of the Company's Common and Series A Preferred Stock being offered (5,455 Units), or according to the terms contained within the escrow agreement.

4. It is understood that the Company reserves the right to reject, in whole or in part, any offer to subscribe and to allot a lessor number of Units than are subscribed for, in the sole direction of management. The Company may prorate acceptances in the sole discretion of the Board of Directors. Other than the Half-Units mentioned above, no fractional shares will be issued.

5. **THE UNITS OF STOCK OFFERED BY THE COMPANY ARE NOT DEPOSITS AND WILL NOT BE INSURED BY ANY GOVERNMENTAL AGENCY, PERSON, OR ENTITY. THE UNITS & SHARES OF STOCK OFFERED HEREUNDER HAVE NOT BEEN, AND ARE NOT INTENDED TO BE, REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED AND ARE BEING OFFERRED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SECURITITES EXCHANGE COMMISSION.**

6. It is understood that (a) the company maintains a confidential, short private list of people from whom, and/or entities, from which it will not accept subscriptions for the purchase of Units and shares of Common stock; and (b) that the private sale of the Common Stock by the original investor to a person whose name is listed on the confidential list that is maintained by the Company is prohibited, unless written approval is granted by the Company, which it is unlikely to grant; and (c) a legend will be placed on the Certificates evidencing the Stock, setting forth the restrictions on the Common Stock and stating that the Stock has not been registered under the Securities Act of 1933 and setting forth the limitations of resale; (d) the Company will issue stop transfer instructions to the Company's transfer agent, if any, with respect to the Common Stock, or if the Company transfers its own Common Stock, will make a notation in the appropriate records of the Company; and (e) the Company will in connection with the issuance of new certificates for any shares of Common Stock offered hereby that are presented for transfer during the time period specified in (a) above, take steps required by (c) and (d) above.

7. Each Subscriber makes the representations, warranties and undertaking herein as an inducement to the Company to sell Units to the Subscriber, agrees that the Company may rely on all representations, warranties and undertakings, and agrees to indemnify the Company, and each other subscriber with respect to the sale of the Units to the Subscriber and this Agreement, and to hold each of such persons harmless against all liabilities, costs or expenses (including attorneys fees) arising by reason of or in connection with any misrepresentation or any breech of such warranties by the subscriber, or arising out of any failure of the Subscriber to fulfill any of his covenants or agreements herein, including the agreement to make payment for the Units as herein required.

8. The Subscriber further represents and warrants that the Subscriber is purchasing the indicated number Units for the Subscriber's own account and not for the purpose or with a plan of redistribution. The Subscriber represents and warrants, further, that the Subscriber is a bona fide resident of the State of Tennessee, the State of Arkansas, or the State of Mississippi.

9. This Subscription and Investment Agreement is binding upon the heirs, executors, administrators, successors and assigns of the undersigned.

10. Stock purchased by the undersigned shall be registered as listed above. (If Certificates for Stock are to be issued in more than one name, please specify whether ownership is to be as tenants in common, joint tenants, etc. If Certificates for Stock are to be issued in one person's name for the benefit of another, please indicate whether registration should be as Trustee or Custodian for such person, and if Trustee, please provide full name and date of such Trust).

11. Under penalties of perjury, the undersigned certifies that (a) the taxpayer identification number shown on this form is correct and (b) the undersigned is not subject to backup withholding because (i) he has not been notified that he is subject to backup withholding as a result of failure to report all interest and dividends or (ii) the Internal Revenue Service has notified him that he is no longer subject to backup withholding. (If you have been notified that you are subject to backup withholding and the internal Revenue Service has not advised you that backup withholding has been terminated, strike out item (b).)

IN WITNESS WHEREOF, I have executed this Subscription Agreement as of date indicated below. I understand that all information submitted on this Subscription Agreement will be treated confidentially by the Company and the Board of Directors.

________________________________ ________________________________

Signature Date Signature (if subscribing jointly) Date

ACCEPTED as of __________________, 200___. **THE 3PM MUSIC GROUP, INC.**

By :______________________________ Title: ____________________________

Tennessee Agreement to Lease Recording Equipment

THIS AGREEMENT TO LEASE EQUIPMENT ("Lease") is made and effective April 1, 2005, by and between Jonathan W. Cross, II ("Lessor") and The 3PM Music Group, Inc. ("Lessee").

Lessor desires to lease to Lessee, and Lessee desires to lease from Lessor, certain tangible personal property.

NOW, THEREFORE, in consideration of the mutual covenants and promises hereinafter set forth, the parties hereto agree as follows:

1. **Lease**. Lessor hereby leases to Lessee, and Lessee hereby leases from Lessor, the following described equipment (the "Equipment"): Recording Console, Digital Recorders, Microphones, Monitor Speakers, and Signal Processors currently installed at 915 Kelley Road Suite B Memphis, TN 38111.

2. **Term**. The term of this Lease shall commence on April 1, 2005 and shall expire thirty-six (36) months thereafter.

3. **Shipping**. Lessee shall be responsible for shipping the Equipment to Lessee's premises.

4. **Rent and Deposit**.

   a. The monthly rent for the Equipment shall be paid in advance in installments of $2,000.00 each month, beginning on May 1, 2005 and on the first day of each succeeding month throughout the term hereof, at 910 Goodman Street Memphis, TN 38111, or at such other place as Lessor may designate from time to time. Any installment payment not made by the tenth (10th) day of the month shall be considered overdue and in addition to Lessor's other remedies, Lessor may levy a late payment charge equal to one percent (1%) per month on any overdue amount. Rent for any partial month shall be prorated.

   b. Lessee shall pay a non-refundable deposit in the following amount upon taking possession of the Equipment: $8,000.00.

5. **Use**. Lessee shall use the Equipment in a careful and proper manner and shall comply with and conform to all national, state, municipal, police and other laws, ordinances and regulations in any way relating to the possession, use or maintenance of the Equipment.

6. **Right to Lease**. LESSOR WARRANTS THAT LESSOR HAS THE RIGHT TO LEASE THE EQUIPMENT, AS PROVIDED IN THIS LEASE.

7. **Repairs**. Lessee, at its own cost and expense, shall keep the Equipment in good repair, condition and working order and shall furnish any and all parts, mechanisms and devices required to keep the Equipment in good mechanical working order.

8. **Loss and Damage**.

   a. Lessee hereby assumes and shall bear the entire risk of loss and damage to the Equipment from any and every cause whatsoever. No loss or damage to the Equipment or any part thereof shall impair any obligation of Lessee under this Lease which shall continue in full force and effect through the term of the Lease.

b. In the event of loss or damage of any kind whatever to the Equipment, Lessee shall, at Lessor's option: (i) Place the same in good repair, condition and working order; or (ii) Replace the same with like equipment in good repair, condition and working order; or (iii) Pay to Lessor the replacement cost of the Equipment.

9. **Surrender**. Upon the expiration or earlier termination of this Lease, Lessee shall return the Equipment to Lessor in good repair, condition and working order, ordinary wear and tear resulting from proper use thereof alone excepted, by delivering the Equipment at Lessee's cost and expense to such place as Lessor shall specify within the city or county in which the same was delivered to Lessee.

10. **Insurance**. Lessee shall procure and continuously maintain and pay for:

    a. A. All risk insurance against loss of and damage to the Equipment for not less than the full replacement value of the Equipment, naming Lessor as loss payee, and;

    b. Combined public liability and property damage insurance with limits as approved by Lessor, naming Lessor as additionally named insured and a loss payee.

    c. The insurance shall be in such form and with such company or companies as shall be reasonably acceptable to Lessor, shall provide at least thirty (30) days advance written notice to Lessor of any cancellation, change or modification, and shall provide primary coverage for the protection of Lessee and Lessor without regard to any other coverage carried by Lessee or Lessor protecting against similar risks. Lessee shall provide Lessor with an original policy or certificate evidencing such insurance. Lessee hereby appoints Lessor as Lessee's attorney in fact with power and authority to do all things, including, but not limited to, making claims, receiving payments and endorsing documents, checks or drafts necessary or advisable to secure payments due under any policy of insurance required under this Agreement.

11. **Taxes**. Lessee shall keep the Equipment free and clear of all levies, liens and encumbrances. Lessee, or Lessor at Lessee's expense, shall report, pay and discharge when due all license and registration fees, assessments, sales, use and property taxes, gross receipts, taxes arising out of receipts from use or operation of the Equipment, and other taxes, fees and governmental charges similar or dissimilar to the foregoing, together with any penalties or interest thereon, imposed by any state, federal or local government or any agency, or department thereof, upon the Equipment or the purchase, use, operation or leasing of the Equipment or otherwise in any manner with respect thereto and whether or not the same shall be assessed against or in the name of Lessor or Lessee. However, Lessee shall not be required to pay or discharge any such tax or assessment so long as it shall, in good faith and by appropriate legal proceedings, contest the validity thereof in any reasonable manner which will not affect or endanger the title and interest of Lessor to the Equipment; provided, Lessee shall reimburse Lessor for any damages or expenses resulting from such failure to pay or discharge.

12. **Lessor's Payment**. In case of failure of Lessee to procure or maintain said insurance or to pay fees, assessments, charges and taxes, all as specified in this Lease, Lessor shall have the right, but shall not be obligated, to effect such insurance, or pay said fees, assignments, charges and taxes, as the case may be. In that event, the cost thereof shall be repayable to Lessor with the next installment of rent, and failure to repay the same shall carry with it the same consequences, including interest at ten percent (10%) per annum, as failure to pay any installment of rent.

13. **Indemnity**. Lessee shall indemnify Lessor against, and hold Lessor harmless from, any and all claims, actions, suits, proceedings, costs, expenses, damages and liabilities, including reasonable attorney's fees and costs, arising out of, connected with, or resulting from Lessee's use of the Equipment, including without limitation the manufacture, selection, delivery, possession, use, operation, or return of the Equipment.

14. **Default**. If Lessee fails to pay any rent or other amount herein provided within ten (10) days after the same is due and payable, or if Lessee fails to observe, keep or perform any other provision of this Lease required to be observed, kept or performed by Lessee, Lessor shall have the right to exercise any one or more of the following remedies:

    a. To declare the entire amount of rent hereunder immediately due and payable without notice or demand to Lessee.

    b. To sue for and recover all rents, and other payments, then accrued or thereafter accruing.

    c. To take possession of the Equipment, without demand or notice, wherever same may be located, without any court order or other process of law. Lessee hereby waives any and all damages occasioned by such taking of possession.

    d. To terminate this Lease.

    e. To pursue any other remedy at law or in equity.

    Notwithstanding any repossession or any other action which Lessor may take, Lessee shall be and remain liable for the full performance of all obligations on the part of the Lessee to be performed under this Lease. All of Lessor's remedies are cumulative, and may be exercised concurrently or separately.

15. **Bankruptcy**. Neither this Lease nor any interest therein is assignable or transferable by operation of law. If any proceeding under the Bankruptcy Act, as amended, is commenced by or against the Lessee, or if the Lessee is adjudged insolvent, or if Lessee makes any assignment for the benefit of his creditors, or if a writ of attachment or execution is levied on the Equipment and is not released or satisfied within ten (10) days thereafter, or if a receiver is appointed in any proceeding or action to which the Lessee is a party with authority to take possession or control of the Equipment, Lessor shall have and may exercise any one or more of the remedies set forth in Section 14 hereof; and this Lease shall, at the option of the Lessor, without notice, immediately terminate and shall not be treated as an asset of Lessee after the exercise of said option.

16. **Ownership**. The Equipment is, and shall at all times be and remain, the sole and exclusive property of Lessor; and the Lessee shall have no right, title or interest therein or thereto except as expressly set forth in this Lease.

17. **Additional Documents**. If Lessor shall so request, Lessee shall execute and deliver to Lessor such documents as Lessor shall deem necessary or desirable for purposes of recording or filing to protect the interest of Lessor in the Equipment including, but not limited to a UCC financing statement.

18. **Entire Agreement**. This instrument constitutes the entire agreement between the parties on the subject matter hereof and it shall not be amended, altered or changed except by a further writing signed by the parties hereto.

19. **Notices**. Service of all notices under this Agreement shall be sufficient if given personally or mailed certified, return receipt requested, postage prepaid, at the address hereinafter set forth, or to such address as such party may provide in writing from time to time.

If to Lessor:

Jonathan W. Cross, II
910 Goodman Street
Memphis, TN 38111

If to Lessee:

The 3PM Music Group, Inc.
915 Kelley Road Suite B
Memphis, TN 38111

20. **Assignment**. Lessee shall not assign this Lease or its interest in the Equipment without the prior written consent of Lessor.

21. **Headings**. Headings used in this Lease are provided for convenience only and shall not be used to construe meaning or intent.

22. **Governing Law**. This Lease shall be construed and enforced according to laws of the State of Tennessee.

IN WITNESS WHEROF, the parties hereto have executed this lease as of the day and year first above written.

LESSOR: Jonathan W. Cross, II

____

LESSEE: THE 3PM MUSIC GROUP, INC.

By:

____
President or other Executive Officer

EXECUTIVE EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (this "Agreement") is entered into on or about April 1, 2005, by and between **THE 3PM MUSIC GROUP, INC.**, a Tennessee corporation (the "Company"), and **Jonathan W. Cross, II**, a Tennessee resident ("Executive").

Recitals

A. The Company is engaged in all aspects and facets of the music, recording, entertainment, and talent management businesses and in the business of creating, producing, syndicating, distributing and acting as a direct seller and distributor of recorded content and miscellaneous other products and services to the record industry and to other parties (the "Company Business").

B. Executive founded the Company and has played the most integral role in its growth, success and future business development;

C. The Company desires to retain the services of Executive as the Chief Executive Officer and President of the Company subject to the terms and conditions specified herein.

D. The Executive wishes to accept such employment, upon the terms and conditions set forth in this Agreement.

Accordingly, the parties agree as follows:

Agreement

1. Employment.

1.1 Term. The "Primary Term" of this Agreement shall be for a period of five (5) years beginning on March 11, 2005. The Company agrees to employ Executive as President and Chief Executive Officer during the Primary Term, unless earlier terminated in accordance with Section 4. Upon the expiration of the Primary Term, this Agreement shall automatically renew for an additional five (5) year term. The Primary Term hereof and all renewals and extension thereof may be referred to collectively herein as the "TERM." Executive's employment shall be on an "at will" basis, meaning that the relationship may be terminated by either party at any time and for any reason in accordance with Section 4.

1.2 Duties. Executive accepts employment with the Company on the terms and conditions set forth in this Agreement, and agrees to devote his full time and attention (reasonable period of illness excepted) exclusively to the performance of his duties under this Agreement. In general, such duties shall consist of performing all services necessary or advisable to manage and conduct the Company Business that are normally associated with the positions of Chief Executive Officer and President and are not inconsistent with the provisions of the charter documents of the Company. Executive shall perform such specific duties and shall exercise such specific authority as may be assigned to Executive from time to time by the board of directors of the Company. In performing such duties, Executive shall be subject to the direction and control of the board of directors of the Company. Executive further agrees that in all aspects of such employment, Executive shall comply with the policies, standards, and regulations of the Company established from time to time, and shall perform his duties faithfully, intelligently, to the best of his ability, and in the best interest of the Company. If Executive accepts an appointment to the board of directors or agrees to serve as an officer of the company, Executive shall serve as said officer or director of the Company without additional compensation unless compensation is agreed upon by the board. The devotion of reasonable periods of time by Executive for personal purposes, outside business activities, or charitable activities shall not be deemed a breach of this Agreement, provided that such purposes or activities do not materially interfere with the services required to be rendered to or on behalf of the Company. Furthermore, unless and until such time the Board of Directors of the Company determines that to do so would materially interfere with Executive's ability to perform the duties assigned, Executive may serve without restriction as a board member of not-for-profit and other charitable organizations. Executive may serve as a board member of a trade association or other for-profit organization and entity only with the express permission of the Board.

2. Compensation; Benefits.

2.1 Base Compensation. Upon reasonable capitalization of the Company in the discretion of the Board of Directors, and in consideration of all services to be rendered by Executive to the Company, the Company shall pay to Executive base compensation of $75,000.00 per year, payable in equal periodic installments according to the Company's customary payroll practices, but not less frequently than once a month. This base compensation shall be reviewed by the Company not less frequently than annually, and may be increased from time to time by the Board of Directors, but not decreased. Executive's base compensation shall be reviewed and adjusted annually by the board of directors of the Company, but in no event shall the base compensation be less than $75,000 per year plus a minimum annual raise equal to the current rate of the Consumer Price Index. In each year that the Company's capitalization efforts or revenues equal or exceed the amount listed below, an additional 10% raise will be added to the minimum annual raise.

2006	$1 million
2007	$3 million
2008	$5 million
2009	$10 million

2.2 Incentive Compensation. For the length of the TERM, the Board of Directors, the "Board," at its discretion, may from time to time establish reasonable monthly, quarterly, and annual performance benchmarks, the "Projected Plan(s)," for the Company and the Executive to attain. If and when the projected plans have been attained, the Executive shall be entitled to receive quarterly or annual performance bonuses, as the case may be, based on the available cash flow of the company. If the Company is not able to pay such performances bonuses out of available cash flow, then any and all bonuses shall accrue until paid in full. Accrued bonuses shall rank junior only to holders of the preferred stock of the Company and shall be considered as a debt secured by the assets of the Company withstanding any change in control and/or any restructuring of the Company.

The Executive shall be entitled to the following performance bonuses:

2.2.1 Publishing Bonus. For the length of the TERM, and as further compensation, commencing on or after January 1, 2006, Executive shall be entitled to a performance bonus equal to Five percent (5%) of the annual net publishing income of the Company, including all revenues from any and all publishing subsidiaries which have been generated by the sale, performance, and licensing of the Company's songs and compositions, the "Publishing Bonus." This bonus shall be payable semiannually within forty-five days (45) of (i) the disbursement of publishing payments to production affiliates, including in-house Company producers, songwriters, and artists, (ii) the receipt of payment from the Harry Fox Agency or any pertinent performance rights organization, or (iii) within forty-five days of the general publishing payment disbursement schedule established by the Company. For the purposes of this agreement, net publishing income shall mean realized publishing revenue generated by the sale, license, and/or performance of Company held or developed songs or record product whereby which the Company or one or more of its publishing company affiliates is the publishing company of record minus the royalties paid to writers and co-publishers minus a five percent administration fee.

2.2.2 Quarterly Incentive Bonus. At the end of each quarter, Executive shall receive a quarterly bonus of Twelve Thousand Five Hundred and No/100 ($12,500), not to exceed Fifty Thousand and No/100 ($50,000) U.S. Dollars annually, based on the available cash flow of the Company, if the Company has achieved, for that particular quarter, at least ninety percent (80%) of the quarterly projected plan issued by management and approved by the Board. This bonus shall be payable on the tenth day of every quarter for each preceding quarter.

2.2.3 In the event that the actual EBITDA (as defined below) equals or exceeds the annual EBITDA performance target established by the Board of Directors for any fiscal year, the Company shall at the direction of the Board, pay to Executive an annual performance bonus of Fifty Thousand and No/100 dollars, within 90 days of the end of the fiscal year end. Except as provided in Section 4.2, Executive must be employed by Company for the entire fiscal year in order to receive any annual performance bonus described in this Section 2.2.3.

2.2.4 The company may elect to adopt a Stock Incentive Plan, although as of the date of this agreement it has not done so. During the TERM, and in the absence of such Stock Incentive Plan, in the event that the actual EBITDA equals or exceeds the annual EBITDA performance target for any fiscal year as set by the Board, the Company shall within 90 days of the end of the corporate fiscal year grant to Executive nonqualified stock options to purchase up to one (1%) percent of the outstanding shares of the Company's common stock at forty percent (90%) of then-current fair market value of the common stock as of the last day of the fiscal year, in accordance with the terms and conditions established by the Board. All such options will vest upon the third anniversary of this Agreement unless Executive is involuntarily terminated, without cause, pursuant to Section 4.2 prior to the third anniversary of this Agreement, in which case all options earned by Executive prior to such termination will vest immediately. The board of directors of the Company shall make a good faith determination of the fair market value of the common stock of the Company. If the common stock of the Company is not publicly traded on the date that the exercise price is determined (i.e., the last day of the applicable fiscal year), the board of directors may consider any valuation methods it deems appropriate and may, but is not required to, obtain one or more independent appraisals of the Company. If the common stock of the Company is publicly traded on the date that the exercise price is determined, the fair market value shall be deemed to be the average closing price of the common stock as reported on the OTC Bulletin Board, any exchange or NASDAQ over the last 30 trading days preceding the date that the exercise price is determined, or, if there has been no sales during the last 30 days, on the last preceding date on which a sale occurred or such other value of the common stock as shall be specified by the board of directors of the Company.

2.2.5 For purposes of this Agreement, the term "EBITDA" means the Company's earnings before interest, taxes, depreciation and amortization calculated by reference to the audited consolidated accounts of the Company (including all of its subsidiaries) for each calendar year prepared on the basis of generally accepted accounting principles consistently applied. EBITDA shall be determined by the certified public accounting firm regularly engaged by the Company and such determination shall be binding upon the Company and Executive. The Company and Executive agree to negotiate in good faith and in advance the performance targets and bonuses for any period for which no performance target or bonus has been established.

2.3 Other Benefits. Base compensation and incentive compensation paid to Executive shall be in addition to any contribution made by the Company for the benefit of Executive to any qualified retirement plan maintained by the Company for the exclusive benefit of its employees. The Company shall provide to Executive and Executive's family the same general health and retirement benefits, if any, that the Company provides to other employees and their families, subject to Executive's satisfaction of the respective eligibility conditions for such benefits, and

2.3.1 An automobile allowance of $500.00 a month, which shall increase by three percent (3%) each year, plus reimbursement for reasonable automobile related expenses; and

2.3.2 Country club dues of $300.00 per month (or such similar facility in which Executive is a member), which shall increase by three percent (3%) each year.

2.3.3 Reasonable association and membership dues and fees.

2.4 Expenses. Executive shall be entitled to reimbursement from the Company for reasonable expenses necessarily incurred by Executive in the performance of Executive's duties under this Agreement, on presentation of vouchers indicating in reasonable detail the amount and business purpose of each such expense and on compliance with the other requirements of the Company's expense reimbursement policy.

2.5 Facilities. Executive shall be provided an office and such other facilities, supplies, and services as shall be determined by the Company as necessary for the performance of Executive's duties under this Agreement.

2.6 Vacation. Executive shall be entitled to four weeks paid vacation time each year and as amended and set forth in any Employee Handbook adopted by the Company, the "Company's Employee Handbook."

2.7 Illness. Executive shall be entitled to paid sick leave as set forth in the Company's Employee Handbook.

3. Noncompetition; Confidentiality; Inventions.

3.1 Noncompetition. To the fullest extent allowed by applicable law, for the period commencing on the date of this Agreement and ending 12 months after the date that Executive's employment with the Company terminates for any reason, Executive covenants and agrees as follows:

3.1.1 Executive shall not directly or indirectly engage, within the United States of America, in the Company Business or in any other business that competes with a business conducted by the Company on the date that Executive's employment with the Company terminates for any reason. For purposes of this Section, Executive shall be deemed to be indirectly engaged in a business if Executive owns an interest in or participates in the management, operation, or control (except as a shareholder of publicly traded common stock) of any sole proprietorship, partnership, limited liability company, corporation, trust, association, or other form of entity or association (individually, an "Enterprise") that is engaged in a business covered by this Section.

3.1.2 Executive shall not directly or indirectly, for the benefit of Executive or any other person or Enterprise, (a) solicit any business whatsoever from any customer, supplier, vendor or contractor of the Company, (b) induce or cause any customer to cease purchasing any service or product from the Company or to terminate or change such customer's business relationship with the Company in any manner, (c) induce or cause any supplier, vendor or contractor to cease providing or selling any service or product to the Company or to terminate or change such supplier's business relationship with the Company in any manner, or (d) induce or cause any talent, artist, songwriter, producer, or other music production affiliate, collectively "Talents," to cease providing or selling his or her service to the Company or to terminate or change such person's business relationship with the Company in any manner. The foregoing talents, customers, suppliers, vendors and contractors shall include all prospective talents, customers, suppliers, vendors and contractors with whom Executive or the Company solicited business or entered into a business relationship within the 24 months immediately preceding the termination of Executive's employment with the Company. Attached hereto is a schedule of key contacts and existing relationships that the Executive discloses as predating this Agreement. With the exception of any performing or creative talent that becomes a contracted songwriter, performing and/or recording artist, or managed talent at any future time, the relationships outlined in the schedule attached hereto are beyond the scope of the restrictions outlined herein.

3.2 Nonsolicitation. To the fullest extent allowed by applicable law, for the period commencing on the date of this Agreement and ending thirty-six (36) months after the date that Executive's employment with the Company terminates for any reason, Executive covenants and agrees that Executive shall not directly or indirectly, for the benefit of Executive or any other person or Enterprise, (a) induce or solicit any person who is then employed by the Company or has been employed by the Company at any time during the one-year period preceding such inducement or solicitation, to leave his or her employment or other position with the Company or to accept any other employment or position or (b) otherwise assist any person or Enterprise in hiring or otherwise engaging such person.

3.3 Confidentiality. Executive agrees that all Confidential Information (as defined below) shall be (i) the sole and exclusive property of the Company, (ii) considered trade secrets of the Company, and (iii) entitled to all protections provided by applicable law to trade secrets. Except with the prior written consent of the Company, Executive agrees during the term of this Agreement and at all times after the termination of employment with the Company to (i) hold the Confidential Information in the strictest confidence, (ii) not disclose the Confidential Information to any person or Enterprise (except to other employees of the Company on a "need-to-know" basis to the extent necessary for them to perform the duties of their employment with the Company), and (iii) exercise the highest degree of care in safeguarding Confidential Information against loss, theft, or other inadvertent disclosure. During the term of this Agreement and at all times after the termination of employment with the Company, Executive agrees not to use the Confidential Information in any manner except in connection with the performance of his duties of employment with the Company or except with the prior written consent of the Company.

3.4 As used in this Agreement, "Confidential Information" means (i) any information that relates to the business, products, technology, customers, finances, plans, proposals, or practices of the Company, including, but not limited to, plans and specifications for new products, research and development, inventions, marketing strategies, lists of the Company's customers and suppliers, nonpublic financial information, budgets, and projections; (ii) any other information that the Company designates as "confidential"; and (iii) any information given to the Company by a talent, customer or supplier or otherwise designated as being confidential by a talent, customer or supplier. The Confidential Information shall include information in any form in which such information exists, whether oral, written, film, tape, computer disk, or other form of media. The Confidential Information shall exclude any information that is or becomes part of the public domain other than as a result of acts by Executive in breach of this Agreement.

3.5 Inventions. Executive agrees that all Inventions (as defined below) made, authored or conceived by Executive, either solely or jointly with others, (i) during Executive's employment with Company or (ii) within one year after the termination of employment if based in whole or in part upon knowledge acquired as a result of employment by the Company, shall be the sole and exclusive property of Company. Executive will promptly and without request by the Company fully disclose to the Company in writing any Inventions. Executive will assign (and by this Agreement, hereby assigns) to the Company all of Executive's rights to such Inventions, and to applications for patents or copyrights in all countries and to patents and copyrights granted in all countries. Upon the request of the Company, at its expense, Executive will apply for such United States or foreign patents or copyrights as the Company may deem desirable, and Executive will do any and all acts necessary in connection with such applications for patents or copyrights, or assignments, in order to establish in the Company the entire right, title and interest in and to such patents or copyrights. If Executive renders assistance to the Company under this paragraph after termination of employment, the Company shall pay a reasonable fee as determined by the Company for Executive's time and expenses.

3.6 As used in this Agreement, the term "Inventions" means discoveries, improvements and ideas (whether or not in writing or reduced to practice) and works of authorship, whether or not patentable or copyrightable (i) which relate directly to the Company Business or other actual or demonstrably anticipated business activity of the Company, (ii) which result from any work performed by Executive for the Company, or (iii) for which equipment, supplies, facilities or Confidential Information of the Company was utilized. Attached hereto is a schedule of excluded inventions which have been created by Executive and that are beyond the scope of this Agreement.

3.7 Return of Documents. Executive agrees that all originals and copies of records, data, reports, documents, lists, plans, drawings, correspondence, memoranda, notes, and other materials related to or containing any Confidential Information or Inventions, in whatever form they exist, whether written, film, tape, computer disk, or other form of media, shall be the sole and exclusive property of the Company and shall be returned promptly to the Company upon the termination of employment with the Company or on the written request of the Company.

3.8 Reasonableness of Restrictions. Executive acknowledges that the covenants set forth in this Section 3 (i) do not impose unreasonable restrictions or work a hardship on Executive, (ii) are essential to the willingness of the Company to employ Executive, (iii) are necessary and fundamental to the protection of the business conducted by the Company, and (iv) are reasonable as to scope, duration, and territory.

3.9 Injunction. Executive agrees that it may be difficult to measure damage to the Company from any breach by Executive of Section 3 and that monetary damages may be an inadequate remedy for any such breach. Accordingly, Executive agrees that if Executive shall breach or take steps preliminary to breaching any provision of Section 3, the Company shall be entitled, in addition to all other remedies it may have at law or in equity, to a restraining order, temporary and permanent injunctive relief, specific performance, or other appropriate equitable relief, without showing or proving that any actual damage has been sustained by the Company.

3.10 No Release. Unless explicitly expressed herein, Executive agrees that the termination of employment with the Company for any reason or the expiration of the term of this Agreement shall not release Executive from any obligations under Section 3. However, if the Executive is terminated (i) without cause, (ii) as a result of any insolvency of the Company, (iii) resigns according to Section 4.5, or (iv) if the Company should substantially abandon its mainline business and substantially move away from the development and distribution of entertainment product and the management of creative and performing talent in the music and other entertainment industries, then the Executive shall be relieved of the non-competition obligations of Section 3.1.1 of this agreement.

4. Termination of Employment. The employment of Executive with the Company may be terminated as follows:

4.1 Executive may terminate the employment of Executive for any reason and without cause by giving 90 days' prior written notice to the Company. If Executive voluntarily resigns, Executive shall receive (i) Executive's base compensation prorated through the effective date of the resignation, (ii) any incentive compensation under Sections 2.2.1 prorated through the effective date of the termination, and (iii) any accrued but unused vacation pay through the effective date of the resignation to which Executive is entitled under this Agreement and the Company's policies. All payments of base compensation and incentive compensation shall be made on the Company's standard payroll schedule as if Executive had not voluntarily resigned unless required earlier by applicable law. Executive's right to any additional compensation (including incentive compensation under Sections 2.2.2 and 2.2.3) or other benefits paid by the Company will cease as of the effective date of the resignation.

4.2 Subject to Section 5, the Company may terminate the employment of Executive for any reason and without cause by giving immediate written or oral notice to Executive; provided, however, that the Company shall continue to pay Executive according to the Company's standard payroll schedule for the balance of the term remaining on this agreement, the following:

4.2.1 If Executive is terminated without cause during the Primary Term, Executive shall receive (i) Executive's base compensation at the same rate being paid as of the termination date, for the remaining term of this agreement, (ii) one hundred percent (100%) of any incentive compensation under Sections 2.2 and 2.3 for the remaining term of this entire agreement, and (iii) any accrued but unused vacation pay through the date of termination to which Executive is entitled under this Agreement and the Company's policies.

4.2.2 If Executive is terminated without cause after the Primary Term, Executive shall receive (i) Executive's base compensation at the same rate being paid as of the termination date, for the remaining term of this agreement; (ii) one hundred percent (100%) of any incentive compensation under Section 2.2.1 for the remaining term of this agreement, (iii) any incentive compensation under Section 2.2.2 and 2.2.3 through the effective date of termination, and (iv) any accrued but unused vacation pay through the date of termination to which Executive is entitled under this agreement and the Company's policies.

4.2.3 All payments of base compensation and incentive compensation shall be made on the Company's standard payroll schedule as if Executive had not been terminated unless required earlier by applicable law.

4.3 The Company shall have the right to terminate the employment of Executive at any time, without notice and without payment of compensation in lieu of notice, for cause, including, but not limited to, (i) any form of dishonesty, criminal conduct or criminal conviction, or conduct involving moral turpitude whether or not connected with the employment of Executive or which otherwise reflects adversely on the reputation or operations of the Company, (ii) the refusal of Executive to comply with the instructions, policies, or rules of the Company, (iii) continuing or repeated problems with Executives' performance or conduct or Executive's inattention to duties, after two written demands for substantial performance, in any six month period, is delivered to Executive by the President or Board of the Company which specifically identifies the manner in which Executive has not substantially performed his duties, (iv) continuously creating a hostile working environment for any company employee or affiliate, or (v) any material breach of Executive's obligations under this Agreement. If Executive is properly terminated for cause, Executive shall receive (i) Executive's base compensation prorated through the effective date of the termination, and (ii) any accrued but unused vacation pay through the date of termination to which Executive is entitled under this Agreement and the Company's policies. All payments shall be made in accordance with applicable law. Executive's right to any additional compensation (including incentive compensation under Sections 2.2 for the remainder of any measuring period) or other benefits paid by the Company will cease as of the effective date of the termination. If Executive is properly terminated for cause, participates in illegal activity, or has knowledge of illegal activity and does not exercise diligence in reporting such illegal activity to the Board of Directors, in any year that shall be covered by this agreement, he or she shall forfeit any shares accumulated hereunder and according to this agreement during that fiscal year. Refusal of Executive to serve as a director of the Company shall not serve to be a legitimate reason for termination for cause.

4.4 Disability. If Executive becomes disabled during any Term of this Agreement, he will continue to be paid his Base Salary, Annual Bonus, and other incentive compensation at the same rate that it was being paid on the date of such disability for the remainder of the Term. If Executive receives disability payments from insurance policies paid for by the Company, the Base Salary and Annual Bonus payments to Executive during any period of disability shall be reduced by the amount of the disability payments received by Executive under any such Company purchased insurance policy or policies. For the purpose of this Agreement, "disability" means the inability of Executive, due to physical, mental or emotional injury, disease, incapacity illness or other cause, to perform the normal services and duties required of him hereunder for an aggregate period of more than six months in any twelve month period.

4.5 Subject to Section 5, Executive shall have the right to terminate his employment with the Company for (i) any material breach of the Company's obligations under this Agreement, (ii) proven acts of unnecessary dishonest practices against Executive which are not a part of a legitimate corporate or legal investigation, (iii) a failure by management and or the board to disclose material changes in the financial condition or management of the company, (iv) failure to adhere to existing and documented company policies which may exist now or be adopted by management or the board in the future, (v) assignment of Executive without his consent to a position, responsibilities or duties of a materially lesser status or degree of responsibility than his position, responsibilities or duties at the effective date of this Agreement, by giving 90 days' prior written notice (which cites the specific events giving rise to the right to terminate this Agreement) to the Company. If such grounds for termination exist, the Company may pay to Executive 180 days of base compensation in lieu of continued service by Executive to the Company. If Executive voluntarily resigns following constructive termination, Executive shall receive (i) Executive's base compensation prorated through the effective date of the termination (less any base compensation paid in lieu of providing continued service), (ii) any incentive compensation under Section 2.2.1 earned through the effective date of the termination, (iii) any incentive compensation under Sections 2.2.2 and 2.2.3 prorated through the effective date of the termination, and (iv) any accrued but unused vacation pay through the date of termination to which Executive is entitled under this Agreement and the Company's policies. If Executive shall resign as a result of proven acts of unnecessary dishonest practices against Executive which are not part of a legitimate corporate or legal investigation, Executive shall be compensated according to Section 4.2 above. All payments of base compensation and incentive compensation shall be made on the Company's standard payroll schedule as if Executive had not been terminated unless required earlier by applicable law.

4.6 Executive's employment with the Company shall terminate automatically on Executive's death. If Executive's employment is terminated by reason of death, Executive's estate shall receive the following:

4.6.1 Death. If Executive dies during any Term of this Agreement, payments of his Base Salary, Annual Bonus, and other incentive compensation shall continue for the remaining Term of this Agreement. Such payments shall be made to Executive's widow, or, if she does not survive him, to his estate, payable in accordance with the Company's payroll methods.

4.6.2 All payments of base compensation and incentive compensation to Executive's estate shall be made on the Company's standard payroll schedule as if Executive had not been terminated unless required earlier by applicable law.

4.6.3 The Company, at its discretion and for its own benefit, shall have the right to procure and purchase key-man life insurance and other disability insurance that covers the life and physical ability of the Executive from an insurance company of its choosing. Executive agrees the Company shall be the named beneficiary of said policies and that such insurance policies shall be used for corporate purposes at the discretion of the Board. If, however, the Executive's life is terminated as a result of an accident or homicide while Executive is in the course of fulfilling his duty while in transit to, or while participating in a company sanctioned meeting, a company sponsored event, or an event whereby the purposes of the Executive's participation in the event is for the benefit of the Company or the Company's artist(s) or other talent, then the proceeds of the life insurance policies, if any, shall be for corporate purposes and for the mutual benefit of the company and the Executive's estate.

5. Change in Control.

5.1 Change in Control. Notwithstanding anything to the contrary in Sections 4.2 or 4.5, if Executive's employment is terminated by the Company without cause pursuant to Section 4.2 or Executive resigns pursuant to Section 4.5 within a year after a Control Change (as defined below), Executive shall be compensated in accordance with Section 4.2 or Section 4.5, whichever shall apply.

5.2 For purposes of this Agreement, a "Control Change" means the sale of substantially all of the Company's assets to, or acquisition of a majority of the Company's voting stock or entry into a voting or common control agreement covering a majority of the Company's voting stock by, a person or entity (or a set of persons or entities under effective common control) in which those controlling the acquiring person, persons, entity or entities are not the same as those who have majority ownership and effective control of the Company before the sale or acquisition.

5.3 Equivalent Treatment Transactions. The Company may engage in acquisitions, mergers, or other similar transactions that do not amount to a Control Change, but as a result of which the Company determines to restructure its executive team. If the board of directors of the Company (or any committee of the board charged with responsibility for executive compensation) in its sole discretion determines that Executive's employment was (or is to be) terminated without cause pursuant to Section 4.2 due to changes in the executive team occasioned by such a transaction, then that transaction will be treated as one in which a Control Change occurred on the date Executive's employment is terminated, or on the date of the determination, whichever is later.

6. Miscellaneous.

6.1 Assignment. Neither this Agreement nor any of the rights, interests, or obligations under this Agreement shall be assigned by any party without the prior written consent of the other parties; provided, however, the Company may assign its rights, interests, or obligations under this Agreement to any affiliate entity owned by the Company or its majority shareholder without the prior written consent of Executive. If this Agreement is assigned to a third party, it survives the transfer under the same terms and conditions set forth in this Agreement.

6.2 Notices. All notices and other communications under this Agreement must be in writing and shall be deemed to have been given if delivered personally, sent by facsimile (with confirmation), mailed by certified mail, or delivered by an overnight delivery service (with confirmation) to the parties to the following addresses or facsimile numbers (or at such other address or facsimile number as a party may designate by like notice to the other parties):

6.3 If to Company:

The 3PM Music Group, Inc.
915 Kelley Road Suite B
Memphis, Tennessee 38111
Facsimile: (901) 432-0009
Attention: Jonathan W. Cross, II

6.4 With a copy to:

Farris Mathews Branon Bobango Hellen & Dunlap, PLC
1000 Ridgeway Loop Road, Suite 400
Memphis, Tennessee 38120

Fax: (901) 259-7120
Attention: John. Bobango or T. Kevin Bruce

6.5 If to the Executive: Jonathan W. Cross, II
910 Goodman Street
Memphis, Tennessee 38111

6.6 Any notice or other communication shall be deemed to be given (i) on the date of personal delivery, (ii) at the expiration of the third day after the date of deposit in the United States mail, or (iii) on the date of confirmed delivery by facsimile or overnight delivery service.

6.7 Amendments. This Agreement may be amended only by an instrument in writing executed by all the parties.

6.8 Construction. The captions used in this Agreement are provided for convenience only and shall not affect the meaning or interpretation of any provision of this Agreement. All references in this Agreement to "Section" or "Sections" without additional identification refer to the Section or Sections of this Agreement. All words used in this Agreement shall be construed to be of such gender or number as the circumstances require. Whenever the words "include" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." References to any person shall include the successors and assigns of such person.

6.9 Counterparts. This Agreement may be executed in counterparts, each of which will be considered an original and all of which together will constitute one and the same agreement.

6.10 Facsimile Signatures. Facsimile transmission of any signed original document, and retransmission of any signed facsimile transmission, shall be the same as delivery of an original. At the request of either party, the parties shall confirm facsimile transmitted signatures by signing an original document.

6.11 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Tennessee, without regard to conflict-of-laws principles.

6.12 Attorney Fees. If any arbitration, suit, or action (including any proceeding brought under the United States Bankruptcy Code) is instituted to interpret or enforce the provisions of this Agreement, to rescind this Agreement, or otherwise with respect to the subject matter of this Agreement, the party prevailing on an issue shall be entitled to recover with respect to such issue, in addition to costs, reasonable attorney fees and other legal expenses incurred in preparation or in prosecution or defense of such arbitration, suit, or action as determined by the arbitrator or trial court, and if any appeal is taken from such decision, reasonable attorney fees as determined on appeal.

6.13 Severability. If any provision of this Agreement shall be invalid or unenforceable in any respect for any reason, the validity and enforceability of any such provision in any other respect and of the remaining provisions of this Agreement shall not be in any way impaired.

6.14 Entire Agreement. This Agreement (including the agreement, documents and instruments referred to in this Agreement) supersedes all prior employment agreements or understandings between the parties, whether written or oral.

6.15 Arbitration. Any controversy or claim arising out of or relating to this Agreement, including, without limitation, the making, performance, or interpretation of this Agreement, shall be settled by arbitration. Unless otherwise agreed, the arbitration shall be conducted in Memphis, Tennessee and administered by a mutually agreed upon arbitration service in accordance with its then-current commercial arbitration rules. Unless otherwise agreed, the arbitration shall be held before a single arbitrator. The arbitrator shall be chosen from a panel of attorneys knowledgeable in the field of business law. If the arbitration is commenced, the parties agree to permit discovery proceedings of the type provided by the Federal Rules of Civil Procedure both in advance of, and during recesses of, the arbitration hearings. The parties agree that the arbitrator shall have no jurisdiction in its consideration of evidence, to render an award or judgment for punitive damages (or any other amount awarded for the purpose of imposing a penalty). The arbitrator's sole jurisdiction shall be to clarify the reading of this Agreement and to render rulings which establish the value of the commitments and obligations granted and committed to within between the parties. The parties agree that all facts and other information relating to any arbitration arising under this Agreement shall be kept confidential to the fullest extent permitted by law. Any party may apply to any court of competent jurisdiction for a judgment or decree enforcing the arbitral award. The parties will advance jointly the arbitrators' fees and costs of arbitration. The arbitrators shall award fees as specified in Section 6.8 and may, in the arbitrators' discretion, award the prevailing party reimbursement for its share of the arbitral fees and costs advanced. Any party may, without inconsistency with this Agreement, seek from a court any interim or provisional relief that may be necessary to protect the rights or property of that party pending the selection of the arbitrators (or pending the arbitrators' determination of the merits of the controversy or claim).

6.16 IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

THE COMPANY:

THE 3PM MUSIC GROUP, INC.

By:

Name: Jonathan W. Cross, II
Title: President

By:

Name: Marico Galloway or Jason Clark
Title: Vice President of A&R

EXECUTIVE:

Jonathan W. Cross, II individually

EXECUTIVE EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (this "Agreement") is entered into as of September 9, 2005, by and between **THE 3PM MUSIC GROUP, INC.**, a Tennessee corporation (the "Company"), and **Raheem Baraka**, a Tennessee resident ("Executive").

Recitals

A. The Company is engaged in all aspects and facets of the music, recording, entertainment, and talent management businesses and in the business of creating, producing, syndicating, distributing and acting as a direct seller and distributor of recorded content and miscellaneous other products and services to the record industry and to other parties (the "Company Business").

B. The parties (Jonathan Cross and Raheem Baraka) entered into a Memorandum of Understanding (MOU) dated on or about January 14, 2003, which includes among other items, covenants regarding proprietary and confidential information and business strategies. The parties acknowledge that the terms and conditions of this Agreement regarding the covenants concerning proprietary and confidential information and business strategies supplement and clarify any similar preexisting covenants and understandings, either written or oral, and/or other agreements or understandings.

C. The Company desires to retain the services of Executive as the Chief Marketing Officer and Executive Vice President of Promotions of the Company subject to the terms and conditions specified herein.

D. The Executive wishes to accept such employment, upon the terms and conditions set forth in this Agreement.

Accordingly, the parties agree as follows:

Agreement

1. Employment.

1.1 Term. The "Primary Term" of this Agreement shall be for a period of one (1) year beginning on August 1, 2005. The Company agrees to employ Executive as Chief Marketing Officer and Executive Vice President of Promotions during the Primary Term, unless earlier terminated in accordance with Section 4. Upon the expiration of the Primary Term, this Agreement shall automatically renew for an additional four (4) year term. The Primary Term hereof and all renewals and extension thereof may be referred to collectively herein as the "TERM." Executive's employment shall be on an "at will" basis, meaning that the relationship may be terminated by either party at any time and for any reason in accordance with Section 4.

1.2 Duties. Executive accepts employment with the Company on the terms and conditions set forth in this Agreement, and agrees to devote his full time and attention (reasonable period of illness excepted) exclusively to the performance of his duties under this Agreement. In general, such duties shall consist of supervising, directing and administering all marketing campaigns, business and product promotions, advertising sales of the Company, which includes managing staff, building programming lineup of the Company, building relationships with other recording and entertainment industry executives in the United States, and identifying new distribution opportunities for the Company. Executive shall perform such specific duties and shall exercise such specific authority as may be assigned to Executive from time to time by the board of directors and/or the president of the company (or other executive officers) of the Company. In performing such duties, Executive shall be subject to the direction and control of the board of directors (or other executive officers) of the Company. Executive further agrees that in all aspects of such employment, Executive shall comply with the policies, standards, and regulations of the Company established from time to time, and shall perform his duties faithfully, intelligently, to the best of his ability, and in the best interest of the Company. If Executive accepts an appointment to the board of directors or agrees to serve as an officer of the company, Executive shall serve as said officer or director of the Company without additional compensation. The devotion of reasonable periods of time by Executive for personal purposes, outside business activities, or charitable activities shall not be deemed a breach of this Agreement, provided that such purposes or activities do not materially interfere with the services required to be rendered to or on behalf of the Company. Furthermore, unless and until such time the Board of Directors of the Company determines that to do so would materially interfere with Executive's ability to perform the duties assigned, Executive may serve without restriction as a board member of not-for-profit and other charitable organizations. Executive may serve as a board member of a trade association or other for-profit organization and entity only with the express permission of the Board.

2. Compensation; Benefits.

2.1 Base Compensation. In consideration of all services to be rendered by Executive to the Company, Executive will be compensated as follows: Two Hundred Forty Thousand Shares (240,000), the "Reserved Shares" will be reserved for Executive at no par value in consideration for services carried out in accordance with responsibilities deemed to be related and relevant to the positions herein held and as deemed by the Board of Directors. Initial interests or shares will be allocated to Executive's accounts by the following timetable: one-sixth (1/6) upon the execution of this agreement, one-sixth (1/6) upon the first anniversary of this agreement, one-third at the second anniversary, and the remaining balance of shares on the date of the third anniversary. Notwithstanding anything to the contrary contained herein and subject to the provisions of Section 4 of this agreement, all such share accumulations will vest upon the allocation of the shares to the Executive's account, unless Executive is involuntarily terminated, without cause, pursuant to Section 4.2 prior to the third anniversary of this Agreement, in which case the balance of the Reserved Shares not previously allocated to the Executive's account prior to such termination will vest immediately.

Executive will also be compensated with a monthly salary, effectuated upon a vote by the Board of Directors. Executive agrees to the initial compensation structure below with the understanding that a pay review can be presented to the Board of Directors twice a year during any of their meetings to bring salaries in alignment with their performance and job responsibilities:

2.1.1 During the Primary Term, the Company shall pay to Executive base compensation of $24,000.00 per year, payable in equal periodic installments according to the Company's customary payroll practices, but not less frequently than once a month. During the Primary Term, the Company agrees to pay on behalf of the Executive the federal income and social security tax portion of the base compensation. This base compensation shall be reviewed by the Company not less frequently than annually, and may be increased from time to time by the Board of Directors, but not decreased. At the expiration of the Primary Term, Executive's base compensation shall be reviewed and adjusted annually by the board of directors of the Company, but in no event shall the base compensation be less than $45,000 per year plus a minimum annual raise equal to the current rate of the Consumer Price Index. In each year that the Company's capitalization efforts or revenues equal or exceed the amount listed below, an additional 10% raise will be added to the minimum annual raise.

2006	$1 million
2007	$3 million
2008	$5 million
2009	$10 million

2.2 Incentive Compensation. For the length of the TERM, the Board of Directors, the "Board," at its discretion, may from time to time establish reasonable monthly, quarterly, and annual performance benchmarks, the "Projected Plan(s)," for the Company and the Executive to attain. If and when the projected plans have been attained, the Executive shall be entitled to receive quarterly or annual performance bonuses, as the case may be, based on the available cash flow of the company. If the Company is not able to pay such performances bonuses out of available cash flow, then any and all bonuses shall accrue until paid in full. Accrued bonuses shall rank junior

only to holders of the preferred stock of the Company and shall be considered as a debt secured by the assets of the Company withstanding any change in control and/or any restructuring of the Company.
The Executive shall be entitled to the following performance bonuses:

2.2.1 Publishing Bonus. For the length of the TERM, and as further compensation, commencing on or after _____________, 2005, Executive shall be entitled to a performance bonus equal to three percent (3%) of the first Fifteen Million dollars ($15,000,000.00), not to exceed Four Hundred Fifty-Thousand ($450,000) U.S. Dollars annually, of the annual net publishing income of the Company which is directly attributed to revenues generated by the sale, performance, and licensing of the Company's master recording products, the "Publishing Bonus." This bonus shall be payable semiannually within forty-five days (45) of (i) the disbursement of publishing payments to production affiliates, including in-house Company producers, songwriters, and artists, (ii) the receipt of payment from the Harry Fox Agency or any pertinent performance rights organization, or (iii) within forty-five days of the general publishing payment disbursement schedule established by the Company. For the purposes of this agreement, net publishing income shall mean realized publishing revenue generated by the sale and performance of Company developed record product whereby which the Company or one or more of its publishing company affiliates is the publishing company of record minus the royalties paid to writers and co-publishers minus a five percent administration fee.

2.2.2 Quarterly Incentive Bonus. At the end of each quarter, Executive shall receive a quarterly bonus of Six Thousand Two Hundred Fifty and No/100 ($6,250), not to exceed Twenty-five Thousand and No/100 ($25,000) U.S. Dollars annually, based on the available cash flow of the Company, if the Company has achieved, for that particular quarter, at least ninety percent (90%) of the quarterly projected plan issued by management and approved by the Board. This bonus shall be payable on the tenth day of every quarter for each preceding quarter.

2.2.3 In the event that the actual EBITDA (as defined below) equals or exceeds the annual EBITDA performance target established by the Board of Directors for any fiscal year, the Company shall at the direction of the Board, pay to Executive an annual performance bonus of Twenty-five Thousand and No/100 dollars, within 90 days of the end of the fiscal year end. Except as provided in Section 4.2, Executive must be employed by Company for the entire fiscal year in order to receive any annual performance bonus described in this Section 2.2.3.

2.2.4 The company may elect to adopt a Stock Incentive Plan, although as of the date of this agreement it has not done so. During the TERM, and in the absence of such Stock Incentive Plan, in the event that the actual EBITDA equals or exceeds the annual EBITDA performance target for any fiscal year as set by the Board, the Company shall within 90 days of the end of the corporate fiscal year grant to Executive nonqualified stock options to purchase up to 80,000 shares of the Company's common stock at forty percent (40%) of then-current fair market value of the common stock as of the last day of the fiscal year, in accordance with the terms and conditions established by the Board. All such options will vest upon the third anniversary of this Agreement unless Executive is involuntarily terminated, without cause, pursuant to Section 4.2 prior to the third anniversary of this Agreement, in which case all options earned by Executive prior to such termination will vest immediately. The board of directors of the Company shall make a good faith determination of the fair market value of the common stock of the Company. If the common stock of the Company is not publicly traded on the date that the exercise price is determined (i.e., the last day of the applicable fiscal year), the board of directors may consider any valuation methods it deems appropriate and may, but is not required to, obtain one or more independent appraisals of the Company. If the common stock of the Company is publicly traded on the date that the exercise price is determined, the fair market value shall be deemed to be the average closing price of the common stock as reported on the OTC Bulletin Board, any exchange or NASDAQ over the last 30 trading days preceding the date that the exercise price is determined, or, if there has been no sales during the last 30 days, on the last preceding date on which a sale occurred or such other value of the common stock as shall be specified by the board of directors of the Company.

2.2.5 For purposes of this Agreement, the term "EBITDA" means the Company's earnings before interest, taxes, depreciation and amortization calculated by reference to the audited consolidated accounts of the Company (including all of its subsidiaries) for each calendar year prepared on the basis of generally accepted accounting principles consistently applied. EBITDA shall be determined by the certified public accounting firm regularly engaged by the Company and such determination shall be binding upon the Company and Executive. The

Company and Executive agree to negotiate in good faith and in advance the performance targets and bonuses for any period for which no performance target or bonus has been established.

2.3 Other Benefits. Base compensation and incentive compensation paid to Executive shall be in addition to any contribution made by the Company for the benefit of Executive to any qualified retirement plan maintained by the Company for the exclusive benefit of its employees. The Company shall provide to Executive and Executive's family the same general health and retirement benefits, if any, that the Company provides to other employees and their families, subject to Executive's satisfaction of the respective eligibility conditions for such benefits.

2.4 Expenses. Executive shall be entitled to reimbursement from the Company for reasonable expenses necessarily incurred by Executive in the performance of Executive's duties under this Agreement, on presentation of vouchers indicating in reasonable detail the amount and business purpose of each such expense and on compliance with the other requirements of the Company's expense reimbursement policy.

2.5 Facilities. Executive shall be provided an office and such other facilities, supplies, and services as shall be determined by the Company as necessary for the performance of Executive's duties under this Agreement.

2.6 Vacation. Executive shall be entitled to three weeks paid vacation time each year and as amended and set forth in any Employee Handbook adopted by the Company, the "Company's Employee Handbook."

2.7 Illness. Executive shall be entitled to paid sick leave as set forth in the Company's Employee Handbook.

3. Noncompetition; Confidentiality; Inventions.

3.1 Noncompetition. To the fullest extent allowed by applicable law, for the period commencing on the date of this Agreement and ending 12 months after the date that Executive's employment with the Company terminates for any reason, Executive covenants and agrees as follows:

3.1.1 Executive shall not directly or indirectly engage, within the United States of America, in the Company Business or in any other business that competes with a business conducted by the Company on the date that Executive's employment with the Company terminates for any reason. For purposes of this Section, Executive shall be deemed to be indirectly engaged in a business if Executive owns an interest in or participates in the management, operation, or control (except as a shareholder of publicly traded common stock) of any sole proprietorship, partnership, limited liability company, corporation, trust, association, or other form of entity or association (individually, an "Enterprise") that is engaged in a business covered by this Section.

3.1.2 Executive shall not directly or indirectly, for the benefit of Executive or any other person or Enterprise, (a) solicit any business whatsoever from any customer, supplier, vendor or contractor of the Company, (b) induce or cause any customer to cease purchasing any service or product from the Company or to terminate or change such customer's business relationship with the Company in any manner, (c) induce or cause any supplier, vendor or contractor to cease providing or selling any service or product to the Company or to terminate or change such supplier's business relationship with the Company in any manner, or (d) induce or cause any talent, artist, songwriter, producer, or other music production affiliate, collectively "Talents," to cease providing or selling his or her service to the Company or to terminate or change such person's business relationship with the Company in any manner. The foregoing talents, customers, suppliers, vendors and contractors shall include all prospective talents, customers, suppliers, vendors and contractors with whom Executive or the Company solicited business or entered into a business relationship within the 24 months immediately preceding the termination of Executive's employment with the Company. Attached hereto is a schedule of key contacts and existing relationships that the Executive discloses as predating this Agreement. With the exception of any performing or creative talent that becomes a contracted songwriter, performing and/or recording artist, or managed talent at any future time, the relationships outlined in the schedule attached hereto are beyond the scope of the restrictions outlined herein.

3.2 Nonsolicitation. To the fullest extent allowed by applicable law, for the period commencing on the date of this Agreement and ending thirty-six (36) months after the date that Executive's employment with the Company terminates for any reason, Executive covenants and agrees that Executive shall not directly or indirectly, for the benefit of Executive or any other person or Enterprise, (a) induce or solicit any person who is then employed by the Company or has been employed by the Company at any time during the one-year period preceding such inducement or solicitation, to leave his or her employment or other position with the Company or to accept any other employment or position or (b) otherwise assist any person or Enterprise in hiring or otherwise engaging such person.

3.3 Confidentiality. Executive agrees that all Confidential Information (as defined below) shall be (i) the sole and exclusive property of the Company, (ii) considered trade secrets of the Company, and (iii) entitled to all protections provided by applicable law to trade secrets. Except with the prior written consent of the Company, Executive agrees during the term of this Agreement and at all times after the termination of employment with the Company to (i) hold the Confidential Information in the strictest confidence, (ii) not disclose the Confidential Information to any person or Enterprise (except to other employees of the Company on a "need-to-know" basis to the extent necessary for them to perform the duties of their employment with the Company), and (iii) exercise the highest degree of care in safeguarding Confidential Information against loss, theft, or other inadvertent disclosure. During the term of this Agreement and at all times after the termination of employment with the Company, Executive agrees not to use the Confidential Information in any manner except in connection with the performance of his duties of employment with the Company or except with the prior written consent of the Company.

3.4 As used in this Agreement, "Confidential Information" means (i) any information that relates to the business, products, technology, customers, finances, plans, proposals, or practices of the Company, including, but not limited to, plans and specifications for new products, research and development, inventions, marketing strategies, lists of the Company's customers and suppliers, nonpublic financial information, budgets, and projections; (ii) any other information that the Company designates as "confidential"; and (iii) any information given to the Company by a talent, customer or supplier or otherwise designated as being confidential by a talent, customer or supplier. The Confidential Information shall include information in any form in which such information exists, whether oral, written, film, tape, computer disk, or other form of media. The Confidential Information shall exclude any information that is or becomes part of the public domain other than as a result of acts by Executive in breach of this Agreement.

3.5 Inventions. Executive agrees that all Inventions (as defined below) made, authored or conceived by Executive, either solely or jointly with others, (i) during Executive's employment with Company or (ii) within one year after the termination of employment if based in whole or in part upon knowledge acquired as a result of employment by the Company, shall be the sole and exclusive property of Company. Executive will promptly and without request by the Company fully disclose to the Company in writing any Inventions. Executive will assign (and by this Agreement, hereby assigns) to the Company all of Executive's rights to such Inventions, and to applications for patents or copyrights in all countries and to patents and copyrights granted in all countries. Upon the request of the Company, at its expense, Executive will apply for such United States or foreign patents or copyrights as the Company may deem desirable, and Executive will do any and all acts necessary in connection with such applications for patents or copyrights, or assignments, in order to establish in the Company the entire right, title and interest in and to such patents or copyrights. If Executive renders assistance to the Company under this paragraph after termination of employment, the Company shall pay a reasonable fee as determined by the Company for Executive's time and expenses.

3.6 As used in this Agreement, the term "Inventions" means discoveries, improvements and ideas (whether or not in writing or reduced to practice) and works of authorship, whether or not patentable or copyrightable (i) which relate directly to the Company Business or other actual or demonstrably anticipated business activity of the Company, (ii) which result from any work performed by Executive for the Company, or (iii) for which equipment, supplies, facilities or Confidential Information of the Company was utilized. Attached hereto is a schedule of excluded inventions which have been created by Executive and that are beyond the scope of this Agreement.

3.7 Return of Documents. Executive agrees that all originals and copies of records, data, reports, documents, lists, plans, drawings, correspondence, memoranda, notes, and other materials related to or containing any Confidential Information or Inventions, in whatever form they exist, whether written, film, tape, computer disk, or other form of media, shall be the sole and exclusive property of the Company and shall be returned promptly to the Company upon the termination of employment with the Company or on the written request of the Company.

3.8 Reasonableness of Restrictions. Executive acknowledges that the covenants set forth in this Section 3 (i) do not impose unreasonable restrictions or work a hardship on Executive, (ii) are essential to the willingness of the Company to employ Executive, (iii) are necessary and fundamental to the protection of the business conducted by the Company, and (iv) are reasonable as to scope, duration, and territory.

3.9 Injunction. Executive agrees that it may be difficult to measure damage to the Company from any breach by Executive of Section 3 and that monetary damages may be an inadequate remedy for any such breach. Accordingly, Executive agrees that if Executive shall breach or take steps preliminary to breaching any provision of Section 3, the Company shall be entitled, in addition to all other remedies it may have at law or in equity, to a restraining order, temporary and permanent injunctive relief, specific performance, or other appropriate equitable relief, without showing or proving that any actual damage has been sustained by the Company.

3.10 No Release. Unless explicitly expressed herein, Executive agrees that the termination of employment with the Company for any reason or the expiration of the term of this Agreement shall not release Executive from any obligations under Section 3. However, if the Executive is terminated (i) without cause, (ii) as a result of any insolvency of the Company, (iii) resigns according to Section 4.5, or (iv) if the Company should substantially abandon its mainline business and substantially move away from the development and distribution of entertainment product and the management of creative and performing talent in the music and other entertainment industries, then the Executive shall be relieved of the non-competition obligations of Section 3.1.1 of this agreement.

4. Termination of Employment. Executive agrees to remain in a primary position with the Company and/or its affiliates and subsidiaries for a minimum of three (3) years. However, the employment of Executive with the Company may be terminated as follows:

4.1 Executive may terminate the employment of Executive for any reason and without cause by giving 90 days' prior written notice to the Company. If Executive voluntarily resigns, Executive shall receive (i) Executive's base compensation prorated through the effective date of the resignation, (ii) any incentive compensation under Sections 2.2.1 prorated through the effective date of the termination, and (iii) any accrued but unused vacation pay through the effective date of the resignation to which Executive is entitled under this Agreement and the Company's policies. All payments of base compensation and incentive compensation shall be made on the Company's standard payroll schedule as if Executive had not voluntarily resigned unless required earlier by applicable law. Should Executive resign prior to three years from the date of this agreement, he or she shall forfeit any shares or interests in the Company and/or its affiliates or subsidiaries that have accumulated under Section 2.1. Executive's right to any additional compensation (including incentive compensation under Sections 2.2.2 and 2.2.3) or other benefits paid by the Company will cease as of the effective date of the resignation.

4.2 Subject to Section 5, the Company may terminate the employment of Executive for any reason and without cause by giving immediate written or oral notice to Executive; provided, however, that the Company shall continue to pay Executive according to the Company's standard payroll schedule for the balance of the term remaining on this agreement, the following:

4.2.1 If Executive is terminated without cause during the Primary Term, Executive shall receive (i) Executive's base compensation at the same rate being paid as of the termination date, for the remaining term of this agreement, (ii) one-third (1/3) of any incentive compensation under Section 2.2.1 for the remaining term of this entire agreement, (iii) any incentive compensation under Sections 2.2.2 and 2.2.3 through the effective date of the termination, and (iv) any accrued but unused vacation pay through the date of termination to which Executive is entitled under this Agreement and the Company's policies.

4.2.2 If Executive is terminated without cause after the Primary Term, Executive shall receive (i) Executive's base compensation at the same rate being paid as of the termination date, for the remaining term of this agreement; (ii) any incentive compensation under Section 2.2.1 for the remaining term of this agreement, (iii) any incentive compensation under Section 2.2.2 and 2.2.3 through the effective date of termination, and (iv) any accrued but unused vacation pay through the date of termination to which Executive is entitled under this agreement and the Company's policies.

4.2.3 All payments of base compensation and incentive compensation shall be made on the Company's standard payroll schedule as if Executive had not been terminated unless required earlier by applicable law. Executive's right to any additional compensation (including incentive compensation under Sections 2.2 for the remainder of any measuring period) or other benefits paid by the Company will cease as of the effective date of the termination.

4.3 The Company shall have the right to terminate the employment of Executive at any time, without notice and without payment of compensation in lieu of notice, for cause, including, but not limited to, (i) any form of dishonesty, criminal conduct or criminal conviction, or conduct involving moral turpitude whether or not connected with the employment of Executive or which otherwise reflects adversely on the reputation or operations of the Company, (ii) the refusal of Executive to comply with the instructions, policies, or rules of the Company, (iii) continuing or repeated problems with Executives' performance or conduct or Executive's inattention to duties, after two written demands for substantial performance, in any six month period, is delivered to Executive by the President or Board of the Company which specifically identifies the manner in which Executive has not substantially performed his duties, (iv) continuously creating a hostile working environment for any company employee or affiliate, or (v) any material breach of Executive's obligations under this Agreement. If Executive is properly terminated for cause, Executive shall receive (i) Executive's base compensation prorated through the effective date of the termination, and (ii) any accrued but unused vacation pay through the date of termination to which Executive is entitled under this Agreement and the Company's policies. All payments shall be made in accordance with applicable law. Executive's right to any additional compensation (including incentive compensation under Sections 2.2 for the remainder of any measuring period) or other benefits paid by the Company will cease as of the effective date of the termination. If Executive is properly terminated for cause, participates in illegal activity, or has knowledge of illegal activity and does not exercise diligence in reporting such illegal activity to the Board of Directors, in any year that shall be covered by this agreement, he or she shall forfeit any shares accumulated hereunder and according to this agreement during that fiscal year. Refusal of Executive to serve as a director of the Company shall not serve to be a legitimate reason for termination for cause.

4.4 The Company shall have the right to terminate the employment of Executive at any time, without notice and without payment of compensation in lieu of notice, if Executive has suffered a disability as a result of illness, accident, or other cause and is unable to perform a substantial portion of Executive's usual duties of employment for a total (consecutive or cumulative) of 180 days in any 12-month period after the date the disability commenced. If Executive is properly terminated under this Section, Executive shall receive (i) Executive's base compensation at the same rate being paid on the date of such disability for the remainder of the term, or for a period of two years, whichever is shortest (ii) any incentive compensation under Section 2.2.1 for the remainder of the term, or for a period of two years, whichever is shortest, (iii) any incentive compensation under Sections 2.2.2 and 2.2.3 for the remainder of the term, or for a period of two years, whichever is shortest, and (iv) any accrued but unused vacation pay through the date of termination to which Executive is entitled under this Agreement and the Company's policies. All payments of base compensation and incentive compensation shall be made on the Company's standard payroll schedule as if Executive had not been terminated unless required earlier by applicable law. If Executive receives disability payments from insurance policies paid for by the Company, the Base Compensation and Incentive Compensation payments to Executive during any period of disability shall be reduced by the amount of the disability payments received by Executive under any such Company purchased insurance policy or policies. Notwithstanding anything to the contrary contained herein, Executive's right to any additional compensation (including incentive compensation under Sections 2.2 for the remainder of any measuring period) or other benefits paid by the Company will cease as of the effective date of the termination.

4.5 Subject to Section 5, Executive shall have the right to terminate his employment with the Company for (i) any material breach of the Company's obligations under this Agreement, (ii) proven acts of unnecessary dishonest practices against Executive which are not a part of a legitimate corporate or legal investigation, (iii) a failure by management and or the board to disclose material changes in the financial condition or management of the company, (iv) failure to adhere to existing and documented company policies which may exist now or be adopted by management or the board in the future, (v) assignment of Executive without his consent to a position, responsibilities or duties of a materially lesser status or degree of responsibility than his position, responsibilities or duties at the effective date of this Agreement, by giving 90 days' prior written notice (which cites the specific events giving rise to the right to terminate this Agreement) to the Company. If such grounds for termination exist, the Company may pay to Executive 90 days of base compensation in lieu of continued service by Executive to the Company. If Executive voluntarily resigns following constructive termination, Executive shall receive (i) Executive's base compensation prorated through the effective date of the termination (less any base compensation paid in lieu of providing continued service), (ii) any incentive compensation under Section 2.2.1 earned through the effective date of the termination, (iii) any incentive compensation under Sections 2.2.2 and 2.2.3 prorated through the effective date of the termination, and (iv) any accrued but unused vacation pay through the date of termination to which Executive is entitled under this Agreement and the Company's policies. If Executive shall resign as a result of proven acts of unnecessary dishonest practices against Executive which are not part of a legitimate corporate or legal investigation, Executive shall be compensated according to Section 4.2 above. All payments of base compensation and incentive compensation shall be made on the Company's standard payroll schedule as if Executive had not been terminated unless required earlier by applicable law. Executive's right to any additional compensation (including incentive compensation under Sections 2.2 for the remainder of any measuring period) or other benefits paid by the Company will cease as of the effective date of the termination.

4.6 Executive's employment with the Company shall terminate automatically on Executive's death. If Executive's employment is terminated by reason of death, Executive's estate shall receive the following:

4.6.1 If Executive is terminated by reason of death during the Primary Term, Executive's estate shall receive (i) Executive's base compensation at the same rate being paid as of the termination date, for the remaining term of this agreement, (ii) one-third (1/3) of any incentive compensation under Section 2.2.1 for the remaining term of this agreement, (iii) any incentive compensation under Sections 2.2.2 and 2.2.3 through the effective date of the termination, and (iv) any accrued but unused vacation pay through the date of termination to which Executive is entitled under this Agreement and the Company's policies.

4.6.2 If Executive is terminated by reason of death after the Primary Term, Executive's estate shall receive (i) Executive's base compensation at the same rate being paid as of the termination date, for the remaining term of this agreement; (ii) any incentive compensation under Section 2.2.1 for the remaining term of this agreement, (iii) any incentive compensation under Section 2.2.2 and 2.2.3 through the effective date of termination, and (iv) any accrued but unused vacation pay through the date of termination to which Executive is entitled under this agreement and the Company's policies.

4.6.3 All payments of base compensation and incentive compensation to Executive's estate shall be made on the Company's standard payroll schedule as if Executive had not been terminated unless required earlier by applicable law. Executive's right to any additional compensation (including incentive compensation under Sections 2.2 for the remainder of any measuring period) or other benefits paid by the Company will cease as of the effective date of the termination.

4.6.4 The Company, at its discretion and for its own benefit, shall have the right to procure and purchase key-man life insurance and other disability insurance that covers the life and physical ability of the Executive from an insurance company of its choosing. Executive agrees the Company shall be the named beneficiary of said policies and that such insurance policies shall be used for corporate purposes at the discretion of the Board. If, however, the Executive's life is terminated as a result of an accident or homicide while Executive is in the course of fulfilling his duty while in transit to, or while participating in a company sanctioned meeting, a company sponsored event, or an event whereby the purposes of the Executive's participation in the event is for the benefit of the Company or the Company's artist(s) or other talent, then the proceeds of the life insurance policies, if any, shall be for corporate purposes and for the mutual benefit of the company and the Executive's estate.

6.6 Any notice or other communication shall be deemed to be given (i) on the date of personal delivery, (ii) at the expiration of the third day after the date of deposit in the United States mail, or (iii) on the date of confirmed delivery by facsimile or overnight delivery service.

6.7 Amendments. This Agreement may be amended only by an instrument in writing executed by all the parties.

6.8 Construction. The captions used in this Agreement are provided for convenience only and shall not affect the meaning or interpretation of any provision of this Agreement. All references in this Agreement to "Section" or "Sections" without additional identification refer to the Section or Sections of this Agreement. All words used in this Agreement shall be construed to be of such gender or number as the circumstances require. Whenever the words "include" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." References to any person shall include the successors and assigns of such person.

6.9 Counterparts. This Agreement may be executed in counterparts, each of which will be considered an original and all of which together will constitute one and the same agreement.

6.10 Facsimile Signatures. Facsimile transmission of any signed original document, and retransmission of any signed facsimile transmission, shall be the same as delivery of an original. At the request of either party, the parties shall confirm facsimile transmitted signatures by signing an original document.

6.11 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Tennessee, without regard to conflict-of-laws principles.

6.12 Attorney Fees. If any arbitration, suit, or action (including any proceeding brought under the United States Bankruptcy Code) is instituted to interpret or enforce the provisions of this Agreement, to rescind this Agreement, or otherwise with respect to the subject matter of this Agreement, the party prevailing on an issue shall be entitled to recover with respect to such issue, in addition to costs, reasonable attorney fees and other legal expenses incurred in preparation or in prosecution or defense of such arbitration, suit, or action as determined by the arbitrator or trial court, and if any appeal is taken from such decision, reasonable attorney fees as determined on appeal.

6.13 Severability. If any provision of this Agreement shall be invalid or unenforceable in any respect for any reason, the validity and enforceability of any such provision in any other respect and of the remaining provisions of this Agreement shall not be in any way impaired.

6.14 Entire Agreement. This Agreement (including the agreement, documents and instruments referred to in this Agreement) supersedes all prior employment agreements or understandings between the parties, whether written or oral.

6.15 Arbitration. Any controversy or claim arising out of or relating to this Agreement, including, without limitation, the making, performance, or interpretation of this Agreement, shall be settled by arbitration. Unless otherwise agreed, the arbitration shall be conducted in Memphis, Tennessee and administered by a mutually agreed upon arbitration service in accordance with its then-current commercial arbitration rules. Unless otherwise agreed, the arbitration shall be held before a single arbitrator. The arbitrator shall be chosen from a panel of attorneys knowledgeable in the field of business law. If the arbitration is commenced, the parties agree to permit discovery proceedings of the type provided by the Federal Rules of Civil Procedure both in advance of, and during recesses of, the arbitration hearings. The parties agree that the arbitrator shall have no jurisdiction in its consideration of evidence, to render an award or judgment for punitive damages (or any other amount awarded for the purpose of imposing a penalty). The arbitrator's sole jurisdiction shall be to clarify the reading of this Agreement and to render rulings which establish the value of the commitments and obligations granted and committed to within between the parties. The parties agree that all facts and other information relating to any arbitration arising under this Agreement shall be kept confidential to the fullest extent permitted by law. Any party may apply to any court of competent jurisdiction for a judgment or decree enforcing the arbitral award. The parties will advance jointly the

5. Change in Control.

5.1 Change in Control. Notwithstanding anything to the contrary in Sections 4.2 or 4.5, if Executive's employment is terminated by the Company without cause pursuant to Section 4.2 or Executive resigns pursuant to Section 4.5 within a year after a Control Change (as defined below), Executive shall be compensated in accordance with Section 4.2 or Section 4.5, whichever shall apply.

5.2 For purposes of this Agreement, a "Control Change" means the sale of substantially all of the Company's assets to, or acquisition of a majority of the Company's voting stock or entry into a voting or common control agreement covering a majority of the Company's voting stock by, a person or entity (or a set of persons or entities under effective common control) in which those controlling the acquiring person, persons, entity or entities are not the same as those who have majority ownership and effective control of the Company before the sale or acquisition.

5.3 Equivalent Treatment Transactions. The Company may engage in acquisitions, mergers, or other similar transactions that do not amount to a Control Change, but as a result of which the Company determines to restructure its executive team. If the board of directors of the Company (or any committee of the board charged with responsibility for executive compensation) in its sole discretion determines that Executive's employment was (or is to be) terminated without cause pursuant to Section 4.2 due to changes in the executive team occasioned by such a transaction, then that transaction will be treated as one in which a Control Change occurred on the date Executive's employment is terminated, or on the date of the determination, whichever is later.

6. Miscellaneous.

6.1 Assignment. Neither this Agreement nor any of the rights, interests, or obligations under this Agreement shall be assigned by any party without the prior written consent of the other parties; provided, however, the Company may assign its rights, interests, or obligations under this Agreement to any affiliate entity owned by the Company or its majority shareholder without the prior written consent of Executive. If this Agreement is assigned to a third party, it survives the transfer under the same terms and conditions set forth in this Agreement.

6.2 Notices. All notices and other communications under this Agreement must be in writing and shall be deemed to have been given if delivered personally, sent by facsimile (with confirmation), mailed by certified mail, or delivered by an overnight delivery service (with confirmation) to the parties to the following addresses or facsimile numbers (or at such other address or facsimile number as a party may designate by like notice to the other parties):

6.3 If to Company:	The 3PM Music Group, Inc. 915 Kelley Road Suite B Memphis, Tennessee 38111 Facsimile: (901) 432-0009 Attention: Jonathan W. Cross, II
6.4 With a copy to:	Farris Mathews Branon Bobango Hellen & Dunlap, PLC 1000 Ridgeway Loop Road, Suite 400 Memphis, Tennessee 38120 Fax: (901) 259-7120 Attention: John. Bobango or T. Kevin Bruce
6.5 If to the Executive:	Raheem Baraka 505 Tennessee Street Suite 314 Memphis, Tennessee 38103

arbitrators' fees and costs of arbitration. The arbitrators shall award fees as specified in Section 6.8 and may, in the arbitrators' discretion, award the prevailing party reimbursement for its share of the arbitral fees and costs advanced. Any party may, without inconsistency with this Agreement, seek from a court any interim or provisional relief that may be necessary to protect the rights or property of that party pending the selection of the arbitrators (or pending the arbitrators' determination of the merits of the controversy or claim).

6.16 IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

THE COMPANY:	**EXECUTIVE**:
THE 3PM MUSIC GROUP, INC.	
By: ______________________________	______________________________
Name: Jonathan W. Cross, II Title: President	Raheem Baraka, individually

EXECUTIVE EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (this "Agreement") is entered into on or about April 1, 2005, by and between **THE 3PM MUSIC GROUP, INC**., a Tennessee corporation (the "Company"), and **Jason T. Clark**, a Tennessee resident ("Executive").

Recitals

A. The Company is engaged in all aspects and facets of the music, recording, entertainment, and talent management businesses and in the business of creating, producing, syndicating, distributing and acting as a direct seller and distributor of recorded content and miscellaneous other products and services to the record industry and to other parties (the "Company Business").

B. Executive is a co-founder of the Company and has played a key role in its growth, success and future business development;

C. The Company desires to retain the services of Executive as the Vice President of Gospel Music of the Company subject to the terms and conditions specified herein.

D. The Executive wishes to accept such employment, upon the terms and conditions set forth in this Agreement.

Accordingly, the parties agree as follows:

Agreement

1. Employment.

1.1 Term. The "Primary Term" of this Agreement shall be for a period of five (5) years beginning on March 11, 2005. The Company agrees to employ Executive as Vice President of A&R during the Primary Term, unless earlier terminated in accordance with Section 4. Upon the expiration of the Primary Term, this Agreement shall automatically renew for an additional five (5) year term. The Primary Term hereof and all renewals and extension thereof may be referred to collectively herein as the "TERM." Executive's employment shall be on an "at will" basis, meaning that the relationship may be terminated by either party at any time and for any reason in accordance with Section 4.

1.2 Duties. Executive accepts employment with the Company on the terms and conditions set forth in this Agreement, and agrees to devote his full time and attention (reasonable period of illness excepted) exclusively to the performance of his duties under this Agreement. In general, such duties shall consist of performing all services necessary or advisable to manage and conduct the Company Business that are normally associated with the positions of Vice President of A&R and are not inconsistent with the provisions of the charter documents of the Company. Executive shall perform such specific duties and shall exercise such specific authority as may be assigned to Executive from time to time by the board of directors of the Company. In performing such duties, Executive shall be subject to the direction and control of the President and Chief Executive Officer, and the Executive Vice President in the absence and or at the direction of the President, and the board of directors of the Company. Executive further agrees that in all aspects of such employment, Executive shall comply with the policies, standards, and regulations of the Company established from time to time, and shall perform his duties faithfully, intelligently, to the best of his ability, and in the best interest of the Company. If Executive accepts an appointment to the board of directors or agrees to serve as an officer of the company, Executive shall serve as said officer or director of the Company without additional compensation unless compensation is agreed upon by the board. The devotion of reasonable periods of time by Executive for personal purposes, outside business activities, or charitable activities shall not be deemed a breach of this Agreement, provided that such purposes or activities do not materially interfere with the services required to be rendered to or on behalf of the Company. Furthermore, unless and until such time the Board of Directors of the Company determines that to do so would materially interfere with Executive's ability to perform the duties assigned, Executive may serve without restriction as a board member of not-for-profit and other charitable organizations. Executive may serve as a board member of a trade association or other for-profit organization and entity only with the express permission of the Board.

2. Compensation; Benefits.

2.1 Base Compensation. Upon reasonable capitalization of the Company in the discretion of the Board of Directors, and in consideration of all services to be rendered by Executive to the Company, the Company shall pay to Executive base compensation of $35,000.00 per year, payable in equal periodic installments according to the Company's customary payroll practices, but not less frequently than once a month. This base compensation shall be reviewed by the Company not less frequently than annually, and may be increased from time to time by the Board of Directors, but not decreased. Executive's base compensation shall be reviewed and adjusted annually by the board of directors of the Company, but in no event shall the base compensation be less than $35,000 per year plus a minimum annual raise equal to the current rate of the Consumer Price Index. In each year that the Company's capitalization efforts or revenues equal or exceed the amount listed below, an additional 10% raise will be added to the minimum annual raise.

2006	$1 million
2007	$3 million
2008	$5 million
2009	$10 million

2.1.2 Production Compensation. Additionally, for record production services and songwriting activities, Executive shall be compensated according the terms of the Executive Producer Production Agreement attached hereto as Exhibit A.

2.2 Incentive Compensation. For the length of the TERM, the Board of Directors, the "Board," at its discretion, may from time to time establish reasonable monthly, quarterly, and annual performance benchmarks, the "Projected Plan(s)," for the Company and the Executive to attain. If and when the projected plans have been attained, the Executive shall be entitled to receive quarterly or annual performance bonuses, as the case may be, based on the available cash flow of the company. If the Company is not able to pay such performances bonuses out of available cash flow, then any and all bonuses shall accrue until paid in full. Accrued bonuses shall rank junior only to holders of the preferred stock of the Company and shall be considered as a debt secured by the assets of the Company withstanding any change in control and/or any restructuring of the Company.

The Executive shall be entitled to the following performance bonuses:

2.2.1 <u>Publishing Bonus</u>. For the length of the TERM, and as further compensation, commencing on or after January 1, 2006, Executive shall be entitled to a performance bonus equal to one percent (1%) of the annual net publishing income of the Company, including all revenues from any and all publishing subsidiaries which have been generated by the sale, performance, and licensing of the Company's songs and compositions, the "Publishing Bonus." This bonus shall be payable semiannually within forty-five days (45) of (i) the disbursement of publishing payments to production affiliates, including in-house Company producers, songwriters, and artists, (ii) the receipt of payment from the Harry Fox Agency or any pertinent performance rights organization, or (iii) within forty-five days of the general publishing payment disbursement schedule established by the Company. For the purposes of this agreement, net publishing income shall mean realized publishing revenue generated by the sale, license, and/or performance of Company held or developed songs or record product whereby which the Company or one or more of its publishing company affiliates is the publishing company of record minus the royalties paid to writers and co-publishers minus a five percent administration fee.

2.2.2 Quarterly Production Incentive Bonus. At the end of each quarter, Executive shall receive a quarterly bonus of Five Thousand and No/100 ($5,000), not to exceed Twenty Thousand and No/100 ($20,000) U.S. Dollars annually, based on the available cash flow of the Company, if the Company has achieved, for that particular quarter, at least ninety percent (90%) of the quarterly projected production plan issued by management and approved by the Board. This bonus shall be payable on the tenth day of every quarter for each preceding quarter.

2.2.3 In the event that the actual EBITDA (as defined below) equals or exceeds the annual EBITDA performance target established by the Board of Directors for any fiscal year, the Company shall at the direction of the Board, pay to Executive an annual performance bonus of Twenty-five Thousand and No/100 ($25,500) dollars, within 90 days of the end of the fiscal year end. Except as provided in Section 4.2, Executive must be employed by Company for the entire fiscal year in order to receive any annual performance bonus described in this Section 2.2.3.

2.2.4 The company may elect to adopt a Stock Incentive Plan, although as of the date of this agreement it has not done so. During the TERM, and in the absence of such Stock Incentive Plan, in the event that the actual EBITDA equals or exceeds the annual EBITDA performance target for any fiscal year as set by the Board, the Company shall within 90 days of the end of the corporate fiscal year grant to Executive nonqualified stock options to purchase up to one (1%) percent of the outstanding shares of the Company's common stock at forty percent (90%) of then-current fair market value of the common stock as of the last day of the fiscal year, in accordance with the terms and conditions established by the Board. All such options will vest upon the third anniversary of this Agreement unless Executive is involuntarily terminated, without cause, pursuant to Section 4.2 prior to the third anniversary of this Agreement, in which case all options earned by Executive prior to such termination will vest immediately. The board of directors of the Company shall make a good faith determination of the fair market value of the common stock of the Company. If the common stock of the Company is not publicly traded on the date that the exercise price is determined (i.e., the last day of the applicable fiscal year), the board of directors may consider any valuation methods it deems appropriate and may, but is not required to, obtain one or more independent appraisals of the Company. If the common stock of the Company is publicly traded on the date that the exercise price is determined, the fair market value shall be deemed to be the average closing price of the common stock as reported on the OTC Bulletin Board, any exchange or NASDAQ over the last 30 trading days preceding the date that the exercise price is determined, or, if there has been no sales during the last 30 days, on the last preceding date on which a sale occurred or such other value of the common stock as shall be specified by the board of directors of the Company.

2.2.5 For purposes of this Agreement, the term "EBITDA" means the Company's earnings before interest, taxes, depreciation and amortization calculated by reference to the audited consolidated accounts of the Company (including all of its subsidiaries) for each calendar year prepared on the basis of generally accepted accounting principles consistently applied. EBITDA shall be determined by the certified public accounting firm regularly engaged by the Company and such determination shall be binding upon the Company and Executive. The Company and Executive agree to negotiate in good faith and in advance the performance targets and bonuses for any period for which no performance target or bonus has been established.

2.3 Other Benefits. Base compensation and incentive compensation paid to Executive shall be in addition to any contribution made by the Company for the benefit of Executive to any qualified retirement plan maintained by the Company for the exclusive benefit of its employees. The Company shall provide to Executive and Executive's family the same general health and retirement benefits, if any, that the Company provides to other employees and their families, subject to Executive's satisfaction of the respective eligibility conditions for such benefits, and

2.3.1 An automobile allowance of $500.00 a month, which shall increase by three percent (3%) each year, plus reimbursement for reasonable automobile related expenses; and

2.3.2 Country club dues of $300.00 per month (or such similar facility in which Executive is a member), which shall increase by three percent (3%) each year.

2.3.3 Reasonable association and membership dues and fees.

2.4 Expenses. Executive shall be entitled to reimbursement from the Company for reasonable expenses necessarily incurred by Executive in the performance of Executive's duties under this Agreement, on presentation of vouchers indicating in reasonable detail the amount and business purpose of each such expense and on compliance with the other requirements of the Company's expense reimbursement policy.

2.5 Facilities. Executive shall be provided an office and such other facilities, supplies, and services as shall be determined by the Company as necessary for the performance of Executive's duties under this Agreement.

2.6 Vacation. Executive shall be entitled to four weeks paid vacation time each year and as amended and set forth in any Employee Handbook adopted by the Company, the "Company's Employee Handbook."

2.7 Illness. Executive shall be entitled to paid sick leave as set forth in the Company's Employee Handbook.

3. Noncompetition; Confidentiality; Inventions.

3.1 Noncompetition. To the fullest extent allowed by applicable law, for the period commencing on the date of this Agreement and ending 12 months after the date that Executive's employment with the Company terminates for any reason, Executive covenants and agrees as follows:

3.1.1 Executive shall not directly or indirectly engage, within the United States of America, in the Company Business or in any other business that competes with a business conducted by the Company on the date that Executive's employment with the Company terminates for any reason. For purposes of this Section, Executive shall be deemed to be indirectly engaged in a business if Executive owns an interest in or participates in the management, operation, or control (except as a shareholder of publicly traded common stock) of any sole proprietorship, partnership, limited liability company, corporation, trust, association, or other form of entity or association (individually, an "Enterprise") that is engaged in a business covered by this Section.

3.1.2 Executive shall not directly or indirectly, for the benefit of Executive or any other person or Enterprise, (a) solicit any business whatsoever from any customer, supplier, vendor or contractor of the Company, (b) induce or cause any customer to cease purchasing any service or product from the Company or to terminate or change such customer's business relationship with the Company in any manner, (c) induce or cause any supplier, vendor or contractor to cease providing or selling any service or product to the Company or to terminate or change such supplier's business relationship with the Company in any manner, or (d) induce or cause any talent, artist, songwriter, producer, or other music production affiliate, collectively "Talents," to cease providing or selling his or her service to the Company or to terminate or change such person's business relationship with the Company in any manner. The foregoing talents, customers, suppliers, vendors and contractors shall include all prospective talents, customers, suppliers, vendors and contractors with whom Executive or the Company solicited business or entered into a business relationship within the 24 months immediately preceding the termination of Executive's employment with the Company. Attached hereto is a schedule of key contacts and existing relationships that the Executive discloses as predating this Agreement. With the exception of any performing or creative talent that becomes a contracted songwriter, performing and/or recording artist, or managed talent at any future time, the relationships outlined in the schedule attached hereto are beyond the scope of the restrictions outlined herein.

3.2 Nonsolicitation. To the fullest extent allowed by applicable law, for the period commencing on the date of this Agreement and ending thirty-six (36) months after the date that Executive's employment with the Company terminates for any reason, Executive covenants and agrees that Executive shall not directly or indirectly, for the benefit of Executive or any other person or Enterprise, (a) induce or solicit any person who is then employed by the Company or has been employed by the Company at any time during the one-year period preceding such inducement or solicitation, to leave his or her employment or other position with the Company or to accept any other employment or position or (b) otherwise assist any person or Enterprise in hiring or otherwise engaging such person.

3.3 Confidentiality. Executive agrees that all Confidential Information (as defined below) shall be (i) the sole and exclusive property of the Company, (ii) considered trade secrets of the Company, and (iii) entitled to all protections provided by applicable law to trade secrets. Except with the prior written consent of the Company, Executive agrees during the term of this Agreement and at all times after the termination of employment with the Company to (i) hold the Confidential Information in the strictest confidence, (ii) not disclose the Confidential Information to any person or Enterprise (except to other employees of the Company on a "need-to-know" basis to the extent necessary for them to perform the duties of their employment with the Company), and (iii) exercise the highest degree of care in safeguarding Confidential Information against loss, theft, or other inadvertent disclosure. During the term of this Agreement and at all times after the termination of employment with the Company, Executive agrees not to use the Confidential Information in any manner except in connection with the performance of his duties of employment with the Company or except with the prior written consent of the Company.

3.4 As used in this Agreement, "Confidential Information" means (i) any information that relates to the business, products, technology, customers, finances, plans, proposals, or practices of the Company, including, but not limited to, plans and specifications for new products, research and development, inventions, marketing strategies, lists of the Company's customers and suppliers, nonpublic financial information, budgets, and projections; (ii) any other information that the Company designates as "confidential"; and (iii) any information given to the Company by a talent, customer or supplier or otherwise designated as being confidential by a talent, customer or supplier. The Confidential Information shall include information in any form in which such information exists, whether oral, written, film, tape, computer disk, or other form of media. The Confidential Information shall exclude any information that is or becomes part of the public domain other than as a result of acts by Executive in breach of this Agreement.

3.5 Inventions. Executive agrees that all Inventions (as defined below) made, authored or conceived by Executive, either solely or jointly with others, (i) during Executive's employment with Company or (ii) within one year after the termination of employment if based in whole or in part upon knowledge acquired as a result of employment by the Company, shall be the sole and exclusive property of Company. Executive will promptly and without request by the Company fully disclose to the Company in writing any Inventions. Executive will assign (and by this Agreement, hereby assigns) to the Company all of Executive's rights to such Inventions, and to applications for patents or copyrights in all countries and to patents and copyrights granted in all countries. Upon the request of the Company, at its expense, Executive will apply for such United States or foreign patents or copyrights as the Company may deem desirable, and Executive will do any and all acts necessary in connection with such applications for patents or copyrights, or assignments, in order to establish in the Company the entire right, title and interest in and to such patents or copyrights. If Executive renders assistance to the Company under this paragraph after termination of employment, the Company shall pay a reasonable fee as determined by the Company for Executive's time and expenses.

3.6 As used in this Agreement, the term "Inventions" means discoveries, improvements and ideas (whether or not in writing or reduced to practice) and works of authorship, whether or not patentable or copyrightable (i) which relate directly to the Company Business or other actual or demonstrably anticipated business activity of the Company, (ii) which result from any work performed by Executive for the Company, or (iii) for which equipment, supplies, facilities or Confidential Information of the Company was utilized. Attached hereto is a schedule of excluded inventions which have been created by Executive and that are beyond the scope of this Agreement.

3.7 Return of Documents. Executive agrees that all originals and copies of records, data, reports, documents, lists, plans, drawings, correspondence, memoranda, notes, and other materials related to or containing any Confidential Information or Inventions, in whatever form they exist, whether written, film, tape, computer disk, or other form of media, shall be the sole and exclusive property of the Company and shall be returned promptly to the Company upon the termination of employment with the Company or on the written request of the Company.

3.8 Reasonableness of Restrictions. Executive acknowledges that the covenants set forth in this Section 3 (i) do not impose unreasonable restrictions or work a hardship on Executive, (ii) are essential to the willingness of the Company to employ Executive, (iii) are necessary and fundamental to the protection of the business conducted by the Company, and (iv) are reasonable as to scope, duration, and territory.

3.9 Injunction. Executive agrees that it may be difficult to measure damage to the Company from any breach by Executive of Section 3 and that monetary damages may be an inadequate remedy for any such breach. Accordingly, Executive agrees that if Executive shall breach or take steps preliminary to breaching any provision of Section 3, the Company shall be entitled, in addition to all other remedies it may have at law or in equity, to a restraining order, temporary and permanent injunctive relief, specific performance, or other appropriate equitable relief, without showing or proving that any actual damage has been sustained by the Company.

3.10 No Release. Unless explicitly expressed herein, Executive agrees that the termination of employment with the Company for any reason or the expiration of the term of this Agreement shall not release Executive from any obligations under Section 3. However, if the Executive is terminated (i) without cause, (ii) as a result of any insolvency of the Company, (iii) resigns according to Section 4.5, or (iv) if the Company should substantially abandon its mainline business and substantially move away from the development and distribution of entertainment product and the management of creative and performing talent in the music and other entertainment industries, then the Executive shall be relieved of the non-competition obligations of Section 3.1.1 of this agreement.

4. Termination of Employment. The employment of Executive with the Company may be terminated as follows:

4.1 Executive may terminate the employment of Executive for any reason and without cause by giving 90 days' prior written notice to the Company. If Executive voluntarily resigns, Executive shall receive (i) Executive's base compensation prorated through the effective date of the resignation, (ii) any incentive compensation under Sections 2.2.1 prorated through the effective date of the termination, and (iii) any accrued but unused vacation pay through the effective date of the resignation to which Executive is entitled under this Agreement and the Company's policies. All payments of base compensation and incentive compensation shall be made on the Company's standard payroll schedule as if Executive had not voluntarily resigned unless required earlier by applicable law. Executive's right to any additional compensation (including incentive compensation under Sections 2.2.2 and 2.2.3) or other benefits paid by the Company will cease as of the effective date of the resignation.

4.2 Subject to Section 5, the Company may terminate the employment of Executive for any reason and without cause by giving immediate written or oral notice to Executive; provided, however, that the Company shall continue to pay Executive according to the Company's standard payroll schedule for the balance of the term remaining on this agreement, the following:

4.2.1 If Executive is terminated without cause during the Primary Term, Executive shall receive (i) Executive's base compensation at the same rate being paid as of the termination date, for the remaining term of this agreement, (ii) one hundred percent (100%) of any incentive compensation under Sections 2.2 and 2.3 for the remaining term of this entire agreement, and (iii) any accrued but unused vacation pay through the date of termination to which Executive is entitled under this Agreement and the Company's policies.

4.2.2 If Executive is terminated without cause after the Primary Term, Executive shall receive (i) Executive's base compensation at the same rate being paid as of the termination date, for the remaining term of this agreement; (ii) one hundred percent (100%) of any incentive compensation under Section 2.2.1 for the remaining term of this agreement, (iii) any incentive compensation under Section 2.2.2 and 2.2.3 through the effective date of termination, and (iv) any accrued but unused vacation pay through the date of termination to which Executive is entitled under this agreement and the Company's policies.

4.2.3 All payments of base compensation and incentive compensation shall be made on the Company's standard payroll schedule as if Executive had not been terminated unless required earlier by applicable law.

4.3 The Company shall have the right to terminate the employment of Executive at any time, without notice and without payment of compensation in lieu of notice, for cause, including, but not limited to, (i) any form of dishonesty, criminal conduct or criminal conviction, or conduct involving moral turpitude whether or not connected with the employment of Executive or which otherwise reflects adversely on the reputation or operations of the Company, (ii) the refusal of Executive to comply with the instructions, policies, or rules of the Company, (iii) continuing or repeated problems with Executives' performance or conduct or Executive's inattention to duties, after two written demands for substantial performance, in any six month period, is delivered to Executive by the President or Board of the Company which specifically identifies the manner in which Executive has not substantially performed his duties, (iv) continuously creating a hostile working environment for any company employee or affiliate, or (v) any material breach of Executive's obligations under this Agreement. If Executive is properly terminated for cause, Executive shall receive (i) Executive's base compensation prorated through the effective date of the termination, and (ii) any accrued but unused vacation pay through the date of termination to which Executive is entitled under this Agreement and the Company's policies. All payments shall be made in accordance with applicable law. Executive's right to any additional compensation (including incentive compensation under Sections 2.2 for the remainder of any measuring period) or other benefits paid by the Company will cease as of the effective date of the termination. If Executive is properly terminated for cause, participates in illegal activity, or has knowledge of illegal activity and does not exercise diligence in reporting such illegal activity to the Board of Directors, in any year that shall be covered by this agreement, he or she shall forfeit any shares accumulated hereunder and according to this agreement during that fiscal year. Refusal of Executive to serve as a director of the Company shall not serve to be a legitimate reason for termination for cause.

4.4 Disability. If Executive becomes disabled during any Term of this Agreement, he will continue to be paid his Base Salary, Annual Bonus, and other incentive compensation at the same rate that it was being paid on the date of such disability for the remainder of the Term. If Executive receives disability payments from insurance policies paid for by the Company, the Base Salary and Annual Bonus payments to Executive during any period of disability shall be reduced by the amount of the disability payments received by Executive under any such Company purchased insurance policy or policies. For the purpose of this Agreement, "disability" means the inability of Executive, due to physical, mental or emotional injury, disease, incapacity illness or other cause, to perform the normal services and duties required of him hereunder for an aggregate period of more than six months in any twelve month period.

4.5 Subject to Section 5, Executive shall have the right to terminate his employment with the Company for (i) any material breach of the Company's obligations under this Agreement, (ii) proven acts of unnecessary dishonest practices against Executive which are not a part of a legitimate corporate or legal investigation, (iii) a failure by management and or the board to disclose material changes in the financial condition or management of the company, (iv) failure to adhere to existing and documented company policies which may exist now or be adopted by management or the board in the future, (v) assignment of Executive without his consent to a position, responsibilities or duties of a materially lesser status or degree of responsibility than his position, responsibilities or duties at the effective date of this Agreement, by giving 90 days' prior written notice (which cites the specific events giving rise to the right to terminate this Agreement) to the Company. If such grounds for termination exist, the Company may pay to Executive 180 days of base compensation in lieu of continued service by Executive to the Company. If Executive voluntarily resigns following constructive termination, Executive shall receive (i) Executive's base compensation prorated through the effective date of the termination (less any base compensation paid in lieu of providing continued service), (ii) any incentive compensation under Section 2.2.1 earned through the effective date of the termination, (iii) any incentive compensation under Sections 2.2.2 and 2.2.3 prorated through the effective date of the termination, and (iv) any accrued but unused vacation pay through the date of termination to which Executive is entitled under this Agreement and the Company's policies. If Executive shall resign as a result of proven acts of unnecessary dishonest practices against Executive which are not part of a legitimate corporate or legal investigation, Executive shall be compensated according to Section 4.2 above. All payments of base compensation and incentive compensation shall be made on the Company's standard payroll schedule as if Executive had not been terminated unless required earlier by applicable law.

4.6 Executive's employment with the Company shall terminate automatically on Executive's death. If Executive's employment is terminated by reason of death, Executive's estate shall receive the following:

4.6.1 Death. If Executive dies during any Term of this Agreement, payments of his Base Salary, Annual Bonus, and other incentive compensation shall continue for the remaining Term of this Agreement. Such payments shall be made to Executive's widow, or, if she does not survive him, to his estate, payable in accordance with the Company's payroll methods.

4.6.2 All payments of base compensation and incentive compensation to Executive's estate shall be made on the Company's standard payroll schedule as if Executive had not been terminated unless required earlier by applicable law.

4.6.3 The Company, at its discretion and for its own benefit, shall have the right to procure and purchase key-man life insurance and other disability insurance that covers the life and physical ability of the Executive from an insurance company of its choosing. Executive agrees the Company shall be the named beneficiary of said policies and that such insurance policies shall be used for corporate purposes at the discretion of the Board. If, however, the Executive's life is terminated as a result of an accident or homicide while Executive is in the course of fulfilling his duty while in transit to, or while participating in a company sanctioned meeting, a company sponsored event, or an event whereby the purposes of the Executive's participation in the event is for the benefit of the Company or the Company's artist(s) or other talent, then the proceeds of the life insurance policies, if any, shall be for corporate purposes and for the mutual benefit of the company and the Executive's estate.

5. Change in Control.

5.1 Change in Control. Notwithstanding anything to the contrary in Sections 4.2 or 4.5, if Executive's employment is terminated by the Company without cause pursuant to Section 4.2 or Executive resigns pursuant to Section 4.5 within a year after a Control Change (as defined below), Executive shall be compensated in accordance with Section 4.2 or Section 4.5, whichever shall apply.

5.2 For purposes of this Agreement, a "Control Change" means the sale of substantially all of the Company's assets to, or acquisition of a majority of the Company's voting stock or entry into a voting or common control agreement covering a majority of the Company's voting stock by, a person or entity (or a set of persons or entities under effective common control) in which those controlling the acquiring person, persons, entity or entities are not the same as those who have majority ownership and effective control of the Company before the sale or acquisition.

5.3 Equivalent Treatment Transactions. The Company may engage in acquisitions, mergers, or other similar transactions that do not amount to a Control Change, but as a result of which the Company determines to restructure its executive team. If the board of directors of the Company (or any committee of the board charged with responsibility for executive compensation) in its sole discretion determines that Executive's employment was (or is to be) terminated without cause pursuant to Section 4.2 due to changes in the executive team occasioned by such a transaction, then that transaction will be treated as one in which a Control Change occurred on the date Executive's employment is terminated, or on the date of the determination, whichever is later.

6. Miscellaneous.

6.1 Assignment. Neither this Agreement nor any of the rights, interests, or obligations under this Agreement shall be assigned by any party without the prior written consent of the other parties; provided, however, the Company may assign its rights, interests, or obligations under this Agreement to any affiliate entity owned by the Company or its majority shareholder without the prior written consent of Executive. If this Agreement is assigned to a third party, it survives the transfer under the same terms and conditions set forth in this Agreement.

6.2 Notices. All notices and other communications under this Agreement must be in writing and shall be deemed to have been given if delivered personally, sent by facsimile (with confirmation), mailed by certified mail, or delivered by an overnight delivery service (with confirmation) to the parties to the following addresses or facsimile numbers (or at such other address or facsimile number as a party may designate by like notice to the other parties):

6.3 If to Company:	The 3PM Music Group, Inc. 915 Kelley Road Suite B Memphis, Tennessee 38111 Facsimile: (901) 432-0009 Attention: Jonathan W. Cross, II
6.4 With a copy to:	Farris Mathews Branon Bobango Hellen & Dunlap, PLC 1000 Ridgeway Loop Road, Suite 400 Memphis, Tennessee 38120 Fax: (901) 259-7120 Attention: John. Bobango or T. Kevin Bruce
6.5 If to the Executive:	Marico M. Galloway 2633 Walnut Road Memphis, Tennessee 38127

6.6 Any notice or other communication shall be deemed to be given (i) on the date of personal delivery, (ii) at the expiration of the third day after the date of deposit in the United States mail, or (iii) on the date of confirmed delivery by facsimile or overnight delivery service.

6.7 Amendments. This Agreement may be amended only by an instrument in writing executed by all the parties.

6.8 Construction. The captions used in this Agreement are provided for convenience only and shall not affect the meaning or interpretation of any provision of this Agreement. All references in this Agreement to "Section" or "Sections" without additional identification refer to the Section or Sections of this Agreement. All words used in this Agreement shall be construed to be of such gender or number as the circumstances require. Whenever the words "include" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." References to any person shall include the successors and assigns of such person.

6.9 Counterparts. This Agreement may be executed in counterparts, each of which will be considered an original and all of which together will constitute one and the same agreement.

6.10 Facsimile Signatures. Facsimile transmission of any signed original document, and retransmission of any signed facsimile transmission, shall be the same as delivery of an original. At the request of either party, the parties shall confirm facsimile transmitted signatures by signing an original document.

6.11 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Tennessee, without regard to conflict-of-laws principles.

6.12 Attorney Fees. If any arbitration, suit, or action (including any proceeding brought under the United States Bankruptcy Code) is instituted to interpret or enforce the provisions of this Agreement, to rescind this Agreement, or otherwise with respect to the subject matter of this Agreement, the party prevailing on an issue shall be entitled to recover with respect to such issue, in addition to costs, reasonable attorney fees and other legal expenses incurred in preparation or in prosecution or defense of such arbitration, suit, or action as determined by the arbitrator or trial court, and if any appeal is taken from such decision, reasonable attorney fees as determined on appeal.

6.13 Severability. If any provision of this Agreement shall be invalid or unenforceable in any respect for any reason, the validity and enforceability of any such provision in any other respect and of the remaining provisions of this Agreement shall not be in any way impaired.

6.14 Entire Agreement. This Agreement (including the agreement, documents and instruments referred to in this Agreement) supersedes all prior employment agreements or understandings between the parties, whether written or oral.

6.15 Arbitration. Any controversy or claim arising out of or relating to this Agreement, including, without limitation, the making, performance, or interpretation of this Agreement, shall be settled by arbitration. Unless otherwise agreed, the arbitration shall be conducted in Memphis, Tennessee and administered by a mutually agreed upon arbitration service in accordance with its then-current commercial arbitration rules. Unless otherwise agreed, the arbitration shall be held before a single arbitrator. The arbitrator shall be chosen from a panel of attorneys knowledgeable in the field of business law. If the arbitration is commenced, the parties agree to permit discovery proceedings of the type provided by the Federal Rules of Civil Procedure both in advance of, and during recesses of, the arbitration hearings. The parties agree that the arbitrator shall have no jurisdiction in its consideration of evidence, to render an award or judgment for punitive damages (or any other amount awarded for the purpose of imposing a penalty). The arbitrator's sole jurisdiction shall be to clarify the reading of this Agreement and to render rulings which establish the value of the commitments and obligations granted and committed to within between the parties. The parties agree that all facts and other information relating to any arbitration arising under this Agreement shall be kept confidential to the fullest extent permitted by law. Any party may apply to any court of competent jurisdiction for a judgment or decree enforcing the arbitral award. The parties will advance jointly the arbitrators' fees and costs of arbitration. The arbitrators shall award fees as specified in Section 6.8 and may, in the arbitrators' discretion, award the prevailing party reimbursement for its share of the arbitral fees and costs advanced. Any party may, without inconsistency with this Agreement, seek from a court any interim or provisional relief that may be necessary to protect the rights or property of that party pending the selection of the arbitrators (or pending the arbitrators' determination of the merits of the controversy or claim).

6.16 IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

THE COMPANY:

THE 3PM MUSIC GROUP, INC.

By:

Name: Jonathan W. Cross, II
Title: President

EXECUTIVE:

Jason .T. Clark, individually

EXECUTIVE EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (this "Agreement") is entered into on or about April 1, 2005, by and between **THE 3PM MUSIC GROUP, INC.**, a Tennessee corporation (the "Company"), and **Marico M. Galloway**, a Tennessee resident ("Executive").

Recitals

A. The Company is engaged in all aspects and facets of the music, recording, entertainment, and talent management businesses and in the business of creating, producing, syndicating, distributing and acting as a direct seller and distributor of recorded content and miscellaneous other products and services to the record industry and to other parties (the "Company Business").

B. Executive is a co-founder of the Company and has played a key role in its growth, success and future business development;

C. The Company desires to retain the services of Executive as the Vice President of Urban and Mainstream Music of the Company subject to the terms and conditions specified herein.

D. The Executive wishes to accept such employment, upon the terms and conditions set forth in this Agreement.

Accordingly, the parties agree as follows:

Agreement

1. Employment.

1.1 Term. The "Primary Term" of this Agreement shall be for a period of five (5) years beginning on March 11, 2005. The Company agrees to employ Executive as Vice President of A&R during the Primary Term, unless earlier terminated in accordance with Section 4. Upon the expiration of the Primary Term, this Agreement shall automatically renew for an additional five (5) year term. The Primary Term hereof and all renewals and extension thereof may be referred to collectively herein as the "TERM." Executive's employment shall be on an "at will" basis, meaning that the relationship may be terminated by either party at any time and for any reason in accordance with Section 4.

1.2 Duties. Executive accepts employment with the Company on the terms and conditions set forth in this Agreement, and agrees to devote his full time and attention (reasonable period of illness excepted) exclusively to the performance of his duties under this Agreement. In general, such duties shall consist of performing all services necessary or advisable to manage and conduct the Company Business that are normally associated with the positions of Vice President of A&R and are not inconsistent with the provisions of the charter documents of the Company. Executive shall perform such specific duties and shall exercise such specific authority as may be assigned to Executive from time to time by the board of directors of the Company. In performing such duties, Executive shall be subject to the direction and control of the President and Chief Executive Officer, and the Executive Vice President in the absence and or at the direction of the President, and the board of directors of the Company. Executive further agrees that in all aspects of such employment, Executive shall comply with the policies, standards, and regulations of the Company established from time to time, and shall perform his duties faithfully, intelligently, to the best of his ability, and in the best interest of the Company. If Executive accepts an appointment to the board of directors or agrees to serve as an officer of the company, Executive shall serve as said officer or director of the Company without additional compensation unless compensation is agreed upon by the board. The devotion of reasonable periods of time by Executive for personal purposes, outside business activities, or charitable activities shall not be deemed a breach of this Agreement, provided that such purposes or activities do not materially interfere with the services required to be rendered to or on behalf of the Company. Furthermore, unless and until such time the Board of Directors of the Company determines that to do so would materially

3.9 Injunction. Executive agrees that it may be difficult to measure damage to the Company from any breach by Executive of Section 3 and that monetary damages may be an inadequate remedy for any such breach. Accordingly, Executive agrees that if Executive shall breach or take steps preliminary to breaching any provision of Section 3, the Company shall be entitled, in addition to all other remedies it may have at law or in equity, to a restraining order, temporary and permanent injunctive relief, specific performance, or other appropriate equitable relief, without showing or proving that any actual damage has been sustained by the Company.

3.10 No Release. Unless explicitly expressed herein, Executive agrees that the termination of employment with the Company for any reason or the expiration of the term of this Agreement shall not release Executive from any obligations under Section 3. However, if the Executive is terminated (i) without cause, (ii) as a result of any insolvency of the Company, (iii) resigns according to Section 4.5, or (iv) if the Company should substantially abandon its mainline business and substantially move away from the development and distribution of entertainment product and the management of creative and performing talent in the music and other entertainment industries, then the Executive shall be relieved of the non-competition obligations of Section 3.1.1 of this agreement.

4. Termination of Employment. The employment of Executive with the Company may be terminated as follows:

4.1 Executive may terminate the employment of Executive for any reason and without cause by giving 90 days' prior written notice to the Company. If Executive voluntarily resigns, Executive shall receive (i) Executive's base compensation prorated through the effective date of the resignation, (ii) any incentive compensation under Sections 2.2.1 prorated through the effective date of the termination, and (iii) any accrued but unused vacation pay through the effective date of the resignation to which Executive is entitled under this Agreement and the Company's policies. All payments of base compensation and incentive compensation shall be made on the Company's standard payroll schedule as if Executive had not voluntarily resigned unless required earlier by applicable law. Executive's right to any additional compensation (including incentive compensation under Sections 2.2.2 and 2.2.3) or other benefits paid by the Company will cease as of the effective date of the resignation.

4.2 Subject to Section 5, the Company may terminate the employment of Executive for any reason and without cause by giving immediate written or oral notice to Executive; provided, however, that the Company shall continue to pay Executive according to the Company's standard payroll schedule for the balance of the term remaining on this agreement, the following:

4.2.1 If Executive is terminated without cause during the Primary Term, Executive shall receive (i) Executive's base compensation at the same rate being paid as of the termination date, for the remaining term of this agreement, (ii) one hundred percent (100%) of any incentive compensation under Sections 2.2 and 2.3 for the remaining term of this entire agreement, and (iii) any accrued but unused vacation pay through the date of termination to which Executive is entitled under this Agreement and the Company's policies.

4.2.2 If Executive is terminated without cause after the Primary Term, Executive shall receive (i) Executive's base compensation at the same rate being paid as of the termination date, for the remaining term of this agreement; (ii) one hundred percent (100%) of any incentive compensation under Section 2.2.1 for the remaining term of this agreement, (iii) any incentive compensation under Section 2.2.2 and 2.2.3 through the effective date of termination, and (iv) any accrued but unused vacation pay through the date of termination to which Executive is entitled under this agreement and the Company's policies.

4.2.3 All payments of base compensation and incentive compensation shall be made on the Company's standard payroll schedule as if Executive had not been terminated unless required earlier by applicable law.

4.3 The Company shall have the right to terminate the employment of Executive at any time, without notice and without payment of compensation in lieu of notice, for cause, including, but not limited to, (i) any form of dishonesty, criminal conduct or criminal conviction, or conduct involving moral turpitude whether or not connected with the employment of Executive or which otherwise reflects adversely on the reputation or operations of the Company, (ii) the refusal of Executive to comply with the instructions, policies, or rules of the Company, (iii) continuing or repeated problems with Executives' performance or conduct or Executive's inattention to duties, after two written demands for substantial performance, in any six month period, is delivered to Executive by the President or Board of the Company which specifically identifies the manner in which Executive has not substantially performed his duties, (iv) continuously creating a hostile working environment for any company employee or affiliate, or (v) any material breach of Executive's obligations under this Agreement. If Executive is properly terminated for cause, Executive shall receive (i) Executive's base compensation prorated through the effective date of the termination, and (ii) any accrued but unused vacation pay through the date of termination to which Executive is entitled under this Agreement and the Company's policies. All payments shall be made in accordance with applicable law. Executive's right to any additional compensation (including incentive compensation under Sections 2.2 for the remainder of any measuring period) or other benefits paid by the Company will cease as of the effective date of the termination. If Executive is properly terminated for cause, participates in illegal activity, or has knowledge of illegal activity and does not exercise diligence in reporting such illegal activity to the Board of Directors, in any year that shall be covered by this agreement, he or she shall forfeit any shares accumulated hereunder and according to this agreement during that fiscal year. Refusal of Executive to serve as a director of the Company shall not serve to be a legitimate reason for termination for cause.

4.4 Disability. If Executive becomes disabled during any Term of this Agreement, he will continue to be paid his Base Salary, Annual Bonus, and other incentive compensation at the same rate that it was being paid on the date of such disability for the remainder of the Term. If Executive receives disability payments from insurance policies paid for by the Company, the Base Salary and Annual Bonus payments to Executive during any period of disability shall be reduced by the amount of the disability payments received by Executive under any such Company purchased insurance policy or policies. For the purpose of this Agreement, "disability" means the inability of Executive, due to physical, mental or emotional injury, disease, incapacity illness or other cause, to perform the normal services and duties required of him hereunder for an aggregate period of more than six months in any twelve month period.

4.5 Subject to Section 5, Executive shall have the right to terminate his employment with the Company for (i) any material breach of the Company's obligations under this Agreement, (ii) proven acts of unnecessary dishonest practices against Executive which are not a part of a legitimate corporate or legal investigation, (iii) a failure by management and or the board to disclose material changes in the financial condition or management of the company, (iv) failure to adhere to existing and documented company policies which may exist now or be adopted by management or the board in the future, (v) assignment of Executive without his consent to a position, responsibilities or duties of a materially lesser status or degree of responsibility than his position, responsibilities or duties at the effective date of this Agreement, by giving 90 days' prior written notice (which cites the specific events giving rise to the right to terminate this Agreement) to the Company. If such grounds for termination exist, the Company may pay to Executive 180 days of base compensation in lieu of continued service by Executive to the Company. If Executive voluntarily resigns following constructive termination, Executive shall receive (i) Executive's base compensation prorated through the effective date of the termination (less any base compensation paid in lieu of providing continued service), (ii) any incentive compensation under Section 2.2.1 earned through the effective date of the termination, (iii) any incentive compensation under Sections 2.2.2 and 2.2.3 prorated through the effective date of the termination, and (iv) any accrued but unused vacation pay through the date of termination to which Executive is entitled under this Agreement and the Company's policies. If Executive shall resign as a result of proven acts of unnecessary dishonest practices against Executive which are not part of a legitimate corporate or legal investigation, Executive shall be compensated according to Section 4.2 above. All payments of base compensation and incentive compensation shall be made on the Company's standard payroll schedule as if Executive had not been terminated unless required earlier by applicable law.

4.6 Executive's employment with the Company shall terminate automatically on Executive's death. If Executive's employment is terminated by reason of death, Executive's estate shall receive the following:

4.6.1 Death. If Executive dies during any Term of this Agreement, payments of his Base Salary, Annual Bonus, and other incentive compensation shall continue for the remaining Term of this Agreement. Such payments interfere with Executive's ability to perform the duties assigned, Executive may serve without restriction as a board member of not-for-profit and other charitable organizations. Executive may serve as a board member of a trade association or other for-profit organization and entity only with the express permission of the Board.

2. Compensation; Benefits.

2.1 Base Compensation. Upon reasonable capitalization of the Company in the discretion of the Board of Directors, and in consideration of all services to be rendered by Executive to the Company, the Company shall pay to Executive base compensation of $35,000.00 per year, payable in equal periodic installments according to the Company's customary payroll practices, but not less frequently than once a month. This base compensation shall be reviewed by the Company not less frequently than annually, and may be increased from time to time by the Board of Directors, but not decreased. Executive's base compensation shall be reviewed and adjusted annually by the board of directors of the Company, but in no event shall the base compensation be less than $35,000 per year plus a minimum annual raise equal to the current rate of the Consumer Price Index. In each year that the Company's capitalization efforts or revenues equal or exceed the amount listed below, an additional 10% raise will be added to the minimum annual raise.

2006	$1 million
2007	$3 million
2008	$5 million
2009	$10 million

2.1.1 Production Compensation. Additionally, for record production services and songwriting activities, Executive shall be compensated according the terms of the Executive Producer Production Agreement attached hereto as Exhibit A.

2.2 Incentive Compensation. For the length of the TERM, the Board of Directors, the "Board," at its discretion, may from time to time establish reasonable monthly, quarterly, and annual performance benchmarks, the "Projected Plan(s)," for the Company and the Executive to attain. If and when the projected plans have been attained, the Executive shall be entitled to receive quarterly or annual performance bonuses, as the case may be, based on the available cash flow of the company. If the Company is not able to pay such performances bonuses out of available cash flow, then any and all bonuses shall accrue until paid in full. Accrued bonuses shall rank junior only to holders of the preferred stock of the Company and shall be considered as a debt secured by the assets of the Company withstanding any change in control and/or any restructuring of the Company.

The Executive shall be entitled to the following performance bonuses:

2.2.1 Publishing Bonus. For the length of the TERM, and as further compensation, commencing on or after January 1, 2006, Executive shall be entitled to a performance bonus equal to one percent (1%) of the annual net publishing income of the Company, including all revenues from any and all publishing subsidiaries which have been generated by the sale, performance, and licensing of the Company's songs and compositions, the "Publishing Bonus." This bonus shall be payable semiannually within forty-five days (45) of (i) the disbursement of publishing payments to production affiliates, including in-house Company producers, songwriters, and artists, (ii) the receipt of payment from the Harry Fox Agency or any pertinent performance rights organization, or (iii) within forty-five days of the general publishing payment disbursement schedule established by the Company. For the purposes of this agreement, net publishing income shall mean realized publishing revenue generated by the sale, license, and/or performance of Company held or developed songs or record product whereby which the Company or one or more of its publishing company affiliates is the publishing company of record minus the royalties paid to writers and co-publishers minus a five percent administration fee.

2.2.2 Quarterly Production Incentive Bonus. At the end of each quarter, Executive shall receive a quarterly bonus of Five Thousand and No/100 ($5,000), not to exceed Twenty Thousand and No/100 ($20,000) U.S. Dollars annually, based on the available cash flow of the Company, if the Company has achieved, for that particular quarter, at least ninety percent (90%) of the quarterly projected production plan issued by management and approved by the Board. This bonus shall be payable on the tenth day of every quarter for each preceding quarter.

2.2.3 In the event that the actual EBITDA (as defined below) equals or exceeds the annual EBITDA performance target established by the Board of Directors for any fiscal year, the Company shall at the direction of the Board, pay to Executive an annual performance bonus of Twenty-five Thousand and No/100 ($25,500) dollars, within 90 days of the end of the fiscal year end. Except as provided in Section 4.2, Executive must be employed by Company for the entire fiscal year in order to receive any annual performance bonus described in this Section 2.2.3.

2.2.4 The company may elect to adopt a Stock Incentive Plan, although as of the date of this agreement it has not done so. During the TERM, and in the absence of such Stock Incentive Plan, in the event that the actual EBITDA equals or exceeds the annual EBITDA performance target for any fiscal year as set by the Board, the Company shall within 90 days of the end of the corporate fiscal year grant to Executive nonqualified stock options to purchase up to one (1%) percent of the outstanding shares of the Company's common stock at forty percent (90%) of then-current fair market value of the common stock as of the last day of the fiscal year, in accordance with the terms and conditions established by the Board. All such options will vest upon the third anniversary of this Agreement unless Executive is involuntarily terminated, without cause, pursuant to Section 4.2 prior to the third anniversary of this Agreement, in which case all options earned by Executive prior to such termination will vest immediately. The board of directors of the Company shall make a good faith determination of the fair market value of the common stock of the Company. If the common stock of the Company is not publicly traded on the date that the exercise price is determined (i.e., the last day of the applicable fiscal year), the board of directors may consider any valuation methods it deems appropriate and may, but is not required to, obtain one or more independent appraisals of the Company. If the common stock of the Company is publicly traded on the date that the exercise price is determined, the fair market value shall be deemed to be the average closing price of the common stock as reported on the OTC Bulletin Board, any exchange or NASDAQ over the last 30 trading days preceding the date that the exercise price is determined, or, if there has been no sales during the last 30 days, on the last preceding date on which a sale occurred or such other value of the common stock as shall be specified by the board of directors of the Company.

2.2.5 For purposes of this Agreement, the term "EBITDA" means the Company's earnings before interest, taxes, depreciation and amortization calculated by reference to the audited consolidated accounts of the Company (including all of its subsidiaries) for each calendar year prepared on the basis of generally accepted accounting principles consistently applied. EBITDA shall be determined by the certified public accounting firm regularly engaged by the Company and such determination shall be binding upon the Company and Executive. The Company and Executive agree to negotiate in good faith and in advance the performance targets and bonuses for any period for which no performance target or bonus has been established.

2.3 Other Benefits. Base compensation and incentive compensation paid to Executive shall be in addition to any contribution made by the Company for the benefit of Executive to any qualified retirement plan maintained by the Company for the exclusive benefit of its employees. The Company shall provide to Executive and Executive's family the same general health and retirement benefits, if any, that the Company provides to other employees and their families, subject to Executive's satisfaction of the respective eligibility conditions for such benefits, and

2.3.1 An automobile allowance of $500.00 a month, which shall increase by three percent (3%) each year, plus reimbursement for reasonable automobile related expenses; and

2.3.2 Country club dues of $300.00 per month (or such similar facility in which Executive is a member), which shall increase by three percent (3%) each year.

2.3.3 Reasonable association and membership dues and fees.

2.4 Expenses. Executive shall be entitled to reimbursement from the Company for reasonable expenses necessarily incurred by Executive in the performance of Executive's duties under this Agreement, on presentation of vouchers indicating in reasonable detail the amount and business purpose of each such expense and on compliance with the other requirements of the Company's expense reimbursement policy.

2.5 Facilities. Executive shall be provided an office and such other facilities, supplies, and services as shall be determined by the Company as necessary for the performance of Executive's duties under this Agreement.

2.6 Vacation. Executive shall be entitled to four weeks paid vacation time each year and as amended and set forth in any Employee Handbook adopted by the Company, the "Company's Employee Handbook."

2.7 Illness. Executive shall be entitled to paid sick leave as set forth in the Company's Employee Handbook.

3. Noncompetition; Confidentiality; Inventions.

3.1 Noncompetition. To the fullest extent allowed by applicable law, for the period commencing on the date of this Agreement and ending 12 months after the date that Executive's employment with the Company terminates for any reason, Executive covenants and agrees as follows:

3.1.1 Executive shall not directly or indirectly engage, within the United States of America, in the Company Business or in any other business that competes with a business conducted by the Company on the date that Executive's employment with the Company terminates for any reason. For purposes of this Section, Executive shall be deemed to be indirectly engaged in a business if Executive owns an interest in or participates in the management, operation, or control (except as a shareholder of publicly traded common stock) of any sole proprietorship, partnership, limited liability company, corporation, trust, association, or other form of entity or association (individually, an "Enterprise") that is engaged in a business covered by this Section.

3.1.2 Executive shall not directly or indirectly, for the benefit of Executive or any other person or Enterprise, (a) solicit any business whatsoever from any customer, supplier, vendor or contractor of the Company, (b) induce or cause any customer to cease purchasing any service or product from the Company or to terminate or change such customer's business relationship with the Company in any manner, (c) induce or cause any supplier, vendor or contractor to cease providing or selling any service or product to the Company or to terminate or change such supplier's business relationship with the Company in any manner, or (d) induce or cause any talent, artist, songwriter, producer, or other music production affiliate, collectively "Talents," to cease providing or selling his or her service to the Company or to terminate or change such person's business relationship with the Company in any manner. The foregoing talents, customers, suppliers, vendors and contractors shall include all prospective talents, customers, suppliers, vendors and contractors with whom Executive or the Company solicited business or entered into a business relationship within the 24 months immediately preceding the termination of Executive's employment with the Company. Attached hereto is a schedule of key contacts and existing relationships that the Executive discloses as predating this Agreement. With the exception of any performing or creative talent that becomes a contracted songwriter, performing and/or recording artist, or managed talent at any future time, the relationships outlined in the schedule attached hereto are beyond the scope of the restrictions outlined herein.

3.2 Nonsolicitation. To the fullest extent allowed by applicable law, for the period commencing on the date of this Agreement and ending thirty-six (36) months after the date that Executive's employment with the Company terminates for any reason, Executive covenants and agrees that Executive shall not directly or indirectly, for the benefit of Executive or any other person or Enterprise, (a) induce or solicit any person who is then employed by the Company or has been employed by the Company at any time during the one-year period preceding such inducement or solicitation, to leave his or her employment or other position with the Company or to accept any other employment or position or (b) otherwise assist any person or Enterprise in hiring or otherwise engaging such person.

3.3 Confidentiality. Executive agrees that all Confidential Information (as defined below) shall be (i) the sole and exclusive property of the Company, (ii) considered trade secrets of the Company, and (iii) entitled to all protections provided by applicable law to trade secrets. Except with the prior written consent of the Company, Executive agrees during the term of this Agreement and at all times after the termination of employment with the Company to (i) hold the Confidential Information in the strictest confidence, (ii) not disclose the Confidential Information to any person or Enterprise (except to other employees of the Company on a "need-to-know" basis to the extent necessary for them to perform the duties of their employment with the Company), and (iii) exercise the highest degree of care in safeguarding Confidential Information against loss, theft, or other inadvertent disclosure. During the term of this Agreement and at all times after the termination of employment with the Company, Executive agrees not to use the Confidential Information in any manner except in connection with the performance of his duties of employment with the Company or except with the prior written consent of the Company.

3.4 As used in this Agreement, "Confidential Information" means (i) any information that relates to the business, products, technology, customers, finances, plans, proposals, or practices of the Company, including, but not limited to, plans and specifications for new products, research and development, inventions, marketing strategies, lists of the Company's customers and suppliers, nonpublic financial information, budgets, and projections; (ii) any other information that the Company designates as "confidential"; and (iii) any information given to the Company by a talent, customer or supplier or otherwise designated as being confidential by a talent, customer or supplier. The Confidential Information shall include information in any form in which such information exists, whether oral, written, film, tape, computer disk, or other form of media. The Confidential Information shall exclude any information that is or becomes part of the public domain other than as a result of acts by Executive in breach of this Agreement.

3.5 Inventions. Executive agrees that all Inventions (as defined below) made, authored or conceived by Executive, either solely or jointly with others, (i) during Executive's employment with Company or (ii) within one year after the termination of employment if based in whole or in part upon knowledge acquired as a result of employment by the Company, shall be the sole and exclusive property of Company. Executive will promptly and without request by the Company fully disclose to the Company in writing any Inventions. Executive will assign (and by this Agreement, hereby assigns) to the Company all of Executive's rights to such Inventions, and to applications for patents or copyrights in all countries and to patents and copyrights granted in all countries. Upon the request of the Company, at its expense, Executive will apply for such United States or foreign patents or copyrights as the Company may deem desirable, and Executive will do any and all acts necessary in connection with such applications for patents or copyrights, or assignments, in order to establish in the Company the entire right, title and interest in and to such patents or copyrights. If Executive renders assistance to the Company under this paragraph after termination of employment, the Company shall pay a reasonable fee as determined by the Company for Executive's time and expenses.

3.6 As used in this Agreement, the term "Inventions" means discoveries, improvements and ideas (whether or not in writing or reduced to practice) and works of authorship, whether or not patentable or copyrightable (i) which relate directly to the Company Business or other actual or demonstrably anticipated business activity of the Company, (ii) which result from any work performed by Executive for the Company, or (iii) for which equipment, supplies, facilities or Confidential Information of the Company was utilized. Attached hereto is a schedule of excluded inventions which have been created by Executive and that are beyond the scope of this Agreement.

3.7 Return of Documents. Executive agrees that all originals and copies of records, data, reports, documents, lists, plans, drawings, correspondence, memoranda, notes, and other materials related to or containing any Confidential Information or Inventions, in whatever form they exist, whether written, film, tape, computer disk, or other form of media, shall be the sole and exclusive property of the Company and shall be returned promptly to the Company upon the termination of employment with the Company or on the written request of the Company.

3.8 Reasonableness of Restrictions. Executive acknowledges that the covenants set forth in this Section 3 (i) do not impose unreasonable restrictions or work a hardship on Executive, (ii) are essential to the willingness of the Company to employ Executive, (iii) are necessary and fundamental to the protection of the business conducted by the Company, and (iv) are reasonable as to scope, duration, and territory.

shall be made to Executive's widow, or, if she does not survive him, to his estate, payable in accordance with the Company's payroll methods.

4.6.2 All payments of base compensation and incentive compensation to Executive's estate shall be made on the Company's standard payroll schedule as if Executive had not been terminated unless required earlier by applicable law.

4.6.3 The Company, at its discretion and for its own benefit, shall have the right to procure and purchase key-man life insurance and other disability insurance that covers the life and physical ability of the Executive from an insurance company of its choosing. Executive agrees the Company shall be the named beneficiary of said policies and that such insurance policies shall be used for corporate purposes at the discretion of the Board. If, however, the Executive's life is terminated as a result of an accident or homicide while Executive is in the course of fulfilling his duty while in transit to, or while participating in a company sanctioned meeting, a company sponsored event, or an event whereby the purposes of the Executive's participation in the event is for the benefit of the Company or the Company's artist(s) or other talent, then the proceeds of the life insurance policies, if any, shall be for corporate purposes and for the mutual benefit of the company and the Executive's estate.

5. Change in Control.

5.1 Change in Control. Notwithstanding anything to the contrary in Sections 4.2 or 4.5, if Executive's employment is terminated by the Company without cause pursuant to Section 4.2 or Executive resigns pursuant to Section 4.5 within a year after a Control Change (as defined below), Executive shall be compensated in accordance with Section 4.2 or Section 4.5, whichever shall apply.

5.2 For purposes of this Agreement, a "Control Change" means the sale of substantially all of the Company's assets to, or acquisition of a majority of the Company's voting stock or entry into a voting or common control agreement covering a majority of the Company's voting stock by, a person or entity (or a set of persons or entities under effective common control) in which those controlling the acquiring person, persons, entity or entities are not the same as those who have majority ownership and effective control of the Company before the sale or acquisition.

5.3 Equivalent Treatment Transactions. The Company may engage in acquisitions, mergers, or other similar transactions that do not amount to a Control Change, but as a result of which the Company determines to restructure its executive team. If the board of directors of the Company (or any committee of the board charged with responsibility for executive compensation) in its sole discretion determines that Executive's employment was (or is to be) terminated without cause pursuant to Section 4.2 due to changes in the executive team occasioned by such a transaction, then that transaction will be treated as one in which a Control Change occurred on the date Executive's employment is terminated, or on the date of the determination, whichever is later.

6. Miscellaneous.

6.1 Assignment. Neither this Agreement nor any of the rights, interests, or obligations under this Agreement shall be assigned by any party without the prior written consent of the other parties; provided, however, the Company may assign its rights, interests, or obligations under this Agreement to any affiliate entity owned by the Company or its majority shareholder without the prior written consent of Executive. If this Agreement is assigned to a third party, it survives the transfer under the same terms and conditions set forth in this Agreement.

6.2 Notices. All notices and other communications under this Agreement must be in writing and shall be deemed to have been given if delivered personally, sent by facsimile (with confirmation), mailed by certified mail, or delivered by an overnight delivery service (with confirmation) to the parties to the following addresses or facsimile numbers (or at such other address or facsimile number as a party may designate by like notice to the other parties):

6.3 If to Company:

The 3PM Music Group, Inc.
915 Kelley Road Suite B
Memphis, Tennessee 38111
Facsimile: (901) 432-0009
Attention: Jonathan W. Cross, II

6.4 With a copy to:

Farris Mathews Branon Bobango Hellen & Dunlap, PLC
1000 Ridgeway Loop Road, Suite 400
Memphis, Tennessee 38120
Fax: (901) 259-7120
Attention: John. Bobango or T. Kevin Bruce

6.5 If to the Executive:

Marico M. Galloway
2633 Walnut Road
Memphis, Tennessee 38127

6.6 Any notice or other communication shall be deemed to be given (i) on the date of personal delivery, (ii) at the expiration of the third day after the date of deposit in the United States mail, or (iii) on the date of confirmed delivery by facsimile or overnight delivery service.

6.7 Amendments. This Agreement may be amended only by an instrument in writing executed by all the parties.

6.8 Construction. The captions used in this Agreement are provided for convenience only and shall not affect the meaning or interpretation of any provision of this Agreement. All references in this Agreement to "Section" or "Sections" without additional identification refer to the Section or Sections of this Agreement. All words used in this Agreement shall be construed to be of such gender or number as the circumstances require. Whenever the words "include" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." References to any person shall include the successors and assigns of such person.

6.9 Counterparts. This Agreement may be executed in counterparts, each of which will be considered an original and all of which together will constitute one and the same agreement.

6.10 Facsimile Signatures. Facsimile transmission of any signed original document, and retransmission of any signed facsimile transmission, shall be the same as delivery of an original. At the request of either party, the parties shall confirm facsimile transmitted signatures by signing an original document.

6.11 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Tennessee, without regard to conflict-of-laws principles.

6.12 Attorney Fees. If any arbitration, suit, or action (including any proceeding brought under the United States Bankruptcy Code) is instituted to interpret or enforce the provisions of this Agreement, to rescind this Agreement, or otherwise with respect to the subject matter of this Agreement, the party prevailing on an issue shall be entitled to recover with respect to such issue, in addition to costs, reasonable attorney fees and other legal expenses incurred in preparation or in prosecution or defense of such arbitration, suit, or action as determined by the arbitrator or trial court, and if any appeal is taken from such decision, reasonable attorney fees as determined on appeal.

6.13 Severability. If any provision of this Agreement shall be invalid or unenforceable in any respect for any reason, the validity and enforceability of any such provision in any other respect and of the remaining provisions of this Agreement shall not be in any way impaired.

6.14 Entire Agreement. This Agreement (including the agreement, documents and instruments referred to in this Agreement) supersedes all prior employment agreements or understandings between the parties, whether written or oral.

6.15 Arbitration. Any controversy or claim arising out of or relating to this Agreement, including, without limitation, the making, performance, or interpretation of this Agreement, shall be settled by arbitration. Unless otherwise agreed, the arbitration shall be conducted in Memphis, Tennessee and administered by a mutually agreed upon arbitration service in accordance with its then-current commercial arbitration rules. Unless otherwise agreed, the arbitration shall be held before a single arbitrator. The arbitrator shall be chosen from a panel of attorneys knowledgeable in the field of business law. If the arbitration is commenced, the parties agree to permit discovery proceedings of the type provided by the Federal Rules of Civil Procedure both in advance of, and during recesses of, the arbitration hearings. The parties agree that the arbitrator shall have no jurisdiction in its consideration of evidence, to render an award or judgment for punitive damages (or any other amount awarded for the purpose of imposing a penalty). The arbitrator's sole jurisdiction shall be to clarify the reading of this Agreement and to render rulings which establish the value of the commitments and obligations granted and committed to within between the parties. The parties agree that all facts and other information relating to any arbitration arising under this Agreement shall be kept confidential to the fullest extent permitted by law. Any party may apply to any court of competent jurisdiction for a judgment or decree enforcing the arbitral award. The parties will advance jointly the arbitrators' fees and costs of arbitration. The arbitrators shall award fees as specified in Section 6.8 and may, in the arbitrators' discretion, award the prevailing party reimbursement for its share of the arbitral fees and costs advanced. Any party may, without inconsistency with this Agreement, seek from a court any interim or provisional relief that may be necessary to protect the rights or property of that party pending the selection of the arbitrators (or pending the arbitrators' determination of the merits of the controversy or claim).

6.16 IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

THE COMPANY:

THE 3PM MUSIC GROUP, INC.

By:

Name: Jonathan W. Cross, II
Title: President

EXECUTIVE:

Marico M. Galloway, II individually

SUBSCRIPTION OFFERING ESCROW AGREEMENT

THIS AGREEMENT made and entered into this 2nd day of May, 2005, by and between The 3PM Music Group, Inc. whose address is 915 Kelley Road Suite B and whose statutory office is the same (the "Company"); and Bank of America, NA whose address is 6060 Poplar Avenue Suite 300 Memphis, Tennessee 38119 "Escrow Agent"):

WITNESSETH:

WHEREAS, the Company desires to make an interstate public offering (the "Offering") of its securities consisting of Units of shares under an arrangement whereby the securities are to be offered to investors through the Company at the offering price of between $110.00 and $200.00 per Unit; and

WHEREAS, the Offering is to be made in accordance with Form 1-A in accordance with Section 8(a) of the Securities Act of 1963 (the "Act") in accordance with Regulation A, and Sections 3(b) and/or 4(2) of the Act and the Offering will be registered by coordination in the States of Tennessee, Arkansas, and Mississippi on or about May 6, 2005; and

WHEREAS, the Company intends to sell the securities as the Company's agent on a best-efforts basis; and

WHEREAS, the parties wish to make provision to impound the gross proceeds from the sale of Units subscribed in the Offering in escrow, which gross proceeds are to be released to the Company only in the event of the sale of Units, within the time set forth herein, and otherwise the escrowed proceeds are to be returned by the Escrow Agent in accordance with the terms and conditions set forth herein.

WHEREAS, the Company desires to establish an escrow account in which funds received from subscribers will be deposited pending completion of the escrow period. Bank of America agrees to serve as Escrow Agent in accordance with the terms and conditions set forth herein.

WHEREAS, the Company and the Escrow Agent desire to enter into an agreement with respect to the above- described escrow.

NOW, THEREFORE, in consideration of the foregoing and mutual promises and covenants contained herein, it has been and **IT IS HEREBY AGREED** as follows:

1. Establishment of Escrow Account. On or prior to the date of the commencement of the Offering, the parties shall establish an interest bearing escrow account with the Escrow Agent, which escrow account shall be entitled 3PM Music Group, Inc. Escrow Account and shall be located at Bank of America, NA (the "Escrow Account"). Any checks received that are made payable to a party other than Bank of America or The 3PM Music Group, Inc. shall be returned to the investor who submitted the check.

2. Accounting for Escrow Funds. The Company agrees that it shall promptly deliver all monies received from subscribers for the payment of the Securities to the Escrow Agent for deposit in the Escrow Account together with a written account of each sale, which account shall set forth, among other things, the subscriber's name and address, the number of securities purchased, the amount paid therefore, and whether the consideration received was in the form of a check, draft, money order or wire. All monies so deposited in the Escrow Account are hereinafter referred to as the "Escrow Amount."

3. Deposits into the Escrow Account. All proceeds delivered to the Escrow Agent pursuant hereto shall be deposited immediately by the Escrow Agent in the Escrow Account shall be created and maintained subject to the customary rules and regulations of the Escrow Agent pertaining to such accounts.

4. Rights of the Escrow Funds. During the Escrow Period (as hereinafter defined), the company is aware and understands that all proceeds deposited in the Escrow Account shall not become the property of the Company or other entity. Except as expressly provided herein with respect to payments by the Escrow Agent to the Company, the Escrow Agent shall make or permit no disbursements from the Escrow Account.

5. The Escrow Period. The Escrow Period shall begin with the effective date of the Offering (the "Effective Date) and shall terminate on the first to occur of the following dates:

A. The date upon which the Escrow Agent confirms that it has received in the Escrow Account gross proceeds of $600,000 in deposited funds; or

B. The Company fully subscribes $5,000,000 of it's offering; or

C. The Company informs and demonstrates to the Escrow Agent that it has capitalized the Company with other funds, and that when these other funds are added to the collected funds, the combined sum of collected funds and other capital funding is at least $600,000; or

D. On September 1, 2006; or

E. The date upon which a determination is made by the Company to terminate the offering prior to receipt of $600,000 in collected funds.

6. Disbursements from the Escrow Account. Upon obtaining the occurrence of either of the events set forth in paragraphs 5A, 5B, 5C, 5D, or 5E above, this escrow will terminate and the proceeds on deposit shall be delivered to or on behalf of the Company as directed by the Company's council or designated principal officer. In no event shall the Escrow Agent release to the Company funds held in escrow until $600,000 in collected funds are in escrow or the Company has demonstrated that it has capitalized the company with other funds as expressed in 5C above. For purposes of this Agreement, the term "colleted funds" shall mean all funds received by the Escrow Agent which have cleared normal banking channels and are in the form of cash.

In the event the Escrow Period terminated because 5,455 Units are not sold on or before the date specified in paragraph 5D above, then the Escrow Agent shall within ten days of receipt of its mailing fee as described in paragraph 10, return to each of the subscribers of the Company's securities the amounts paid in by them, without any deductions and without any interest earned or expenses to the subscriber, and the Escrow Agent shall notify the Company its distribution of the funds. Each amount paid or payable to each subscriber pursuant to this paragraph shall be deemed to be the property of the subscriber, free and clear of any or all claims of the company or of any of its creditors, and the respective agreements to purchase the Company's securities made and entered into the offering shall thereupon be deemed ipso facto, to be canceled without further liability of said subscribers to pay for the securities purchased. At such times as the Escrow Agent shall have made all the payments and remittances provided for in this paragraph, the Escrow Agent shall be completely discharged and released of any and all further liabilities and responsibilities hereunder.

If at any time prior to the termination of this escrow the Escrow Agent is advised by the Tennessee Department of Commerce and Insurance Division of Securities that a stop order has been issued with respect to the registration Statement, the Escrow Agent shall, upon receipt of its mailing fee described in paragraph 10, thereon return all funds to the respective subscribers.

7. Discretion of Escrow Agent. The Escrow Agent, in its actions pursuant to this Agreement, shall be fully protected in every reasonable exercise of its discretion and shall have no obligations hereunder either to the Company or to any other party, except as expressly set forth herein.

It is understood and agreed that the duties of the Escrow Agent are entirely ministerial, being limited to receiving monies from the Company and holding and disbursing such monies in accordance with this Agreement.

8. Investment of Escrow Amount. The Escrow Agent may invest the Escrow Amount only in such accounts or investments as the Company may specify by written notice. The Company may only specify by written notice. The Company may only specify investment in (1) Federal Deposit Insurance Corporation insured bank accounts, (2) bank money-market accounts, (3) short-term certificates of deposit issued by a bank, or (4) short term securities issued or guaranteed by the U.S. Government. The Escrow Agent shall keep accurate records of such funds, and upon request, provide the Company, the Securities and Exchange Commission or any State Securities Administrator, an account with respect thereto.

9. Collection Procedure. The Escrow Agent is hereby authorized to forward each check for collection and upon collection of the proceeds of each check, deposit the collected proceeds in the Escrow Account. As an alternative, the Escrow Agent may telephone the bank on which the check is drawn to confirm that the check has been paid.

Any check returned unpaid to the Escrow Agent shall be returned to the investor that submitted the check. In such cases, the Escrow Agent will promptly notify the Company of such return.

If the Company rejects any subscription for which the Escrow Agent has already collected funds, the Escrow Agent shall promptly issue a refund check to the rejected subscriber. If the Company rejects any subscription for which the Escrow Agent has not yet collected funds but has submitted the subscriber's check for collection, the Escrow Agent shall promptly issue a check in the amount of the subscriber's check to the rejected subscriber after the Escrow Agent has cleared such funds. If the Escrow Agent has not yet submitted a rejected subscriber's check for collection, the Escrow Agent shall promptly remit the subscriber's check directly to the subscriber.

10. Escrow Fees. The fee of the Escrow Agent is a minimum of $0.00 (zero dollars); receipt of which is hereby acknowledged. This fee includes one final disbursement, which may be in the form of a wire. Other requested disbursements will be an additional $40.00, checks submitted by subscribers which are returned as a result of insufficient funds will result in a $5.00 charge. In addition, if the minimum offering amount of $600,000 is not received in escrow within the escrow period and the Escrow Agent is required to return funds to investors as provided in Paragraph 6, or Escrow Agent receives a stop order as provided in Paragraph 6, the Escrow Agent shall receive a fee of $ 3.00 per check for such service, which fee shall be paid in advance of any refund mailing by Escrow Agent. The fee agreed upon for services rendered hereunder is intended as full compensation for the Escrow Agent's services as contemplated by this Agreement; however, in the event the conditions of this Agreement are not fulfilled, or the Escrow Agent performs any material service not contemplated by this Agreement, or there is any assignment of interest in the subject matter of this Agreement, or any material modification thereof, or if any material controversy arises hereunder, or the Escrow Agent is made party to or justifiably intervenes in any litigation pertaining to this Agreement, or the subject matter hereof, the Escrow Agent shall be fully reimbursed for all such extraordinary expenses, including reasonable attorney's fees, and all extraordinary expenses shall be paid by the Company.

11. Expenses of Escrow Agent. If it is necessary for the Escrow Agent to return funds to the purchasers of the Securities, the Company shall pay to the Escrow Agent an amount sufficient to reimburse it for its actual cost in disbursing such funds. However, no such fee, reimbursement for costs and expenses indemnification for any damages incurred by the Escrow Agent, or any monies whatsoever shall be paid out of, or be chargeable to, the funds on deposit in the Escrow Account.

12. Limitation of Liability of Escrow Agent. In performing any of its duties hereunder, the Escrow Agent shall not incur any liability to anyone for any damages, losses or expenses, except for willful default or negligence, and it shall accordingly not incur any such liability with respect to: (i) any action taken or omitted in good faith upon advice of its counsel or counsel for the Company given with respect to any questions relating to the duties and responsibilities of the Escrow Agent under this Agreement; or (ii) any action taken or omitted in reliance upon any instrument, including the written advice provided for herein, not only as to its due execution and the validity and effectiveness of its provisions, but also as the truth and accuracy of any information contained therein, which the Escrow Agent shall in good faith believe to be genuine, to have been signed or presented by a proper person or persons, and to conform with the provisions of this Agreement.

13. Indemnity of Escrow Agent. The company hereby agrees to indemnify and hold harmless the Escrow Agent against any and all losses, claims, damages, liabilities and expenses, including any litigation arising from this Agreement or involving the subject matter hereof.

14. Disputes. In the event that a dispute arises as to the terms of this Agreement, the Escrow Agent shall be entitled to deposit, in the nature of any interpleader action, any documents or proceeds then held by such Escrow Agent with any court of competent jurisdiction within the State of Tennessee.

15. Entire Agreement. This is the entire Agreement of the parties. Any other agreements of any nature whether oral or written not contained herein are expressly made null and void.

16. Governing Law. This Agreement shall be governed by the laws of the State of Tennessee.

IN WITNESS WHEREOF the Company, and the Escrow Agent have executed this Fund Escrow Agreement on the day and year first above-written.

The 3PM Music Group, Inc.



By____________________

Bank of America, NA



By____________________

FARRIS MATHEWS BRANAN
BOBANGO HELLEN & DUNLAP PLC

ATTORNEYS AT LAW

1100 RIDGEWAY LOOP ROAD, SUITE 400
MEMPHIS, TENNESSEE 38120

T. Kevin Bruce

(901) 259-7120 telephone
(901) 259-7180 facsimile

tkbruce@farris-law.com

April 27, 2005

VIA PERSONAL DELIVERY

Board of Directors
The 3PM Music Group, Inc.
915 Kelley Road
Suite B
Memphis, Tennessee 38111

Re: Offering of up to 40,000 Units, each consisting of 10 shares of Common Stock, no par value, and 8 shares of Series A Preferred Stock, redeemable June 1, 2011, by The 3PM Music Group, Inc., a Tennessee corporation

Ladies and Gentlemen,

We have acted as counsel to The 3PM Music Group, Inc., a Tennessee corporation (the "Issuer"), solely for the purpose of issuing this opinion letter (this "Opinion") in connection with the filing with the Securities and Exchange Commission (the "Commission") of a registration statement on Form 1-A (the "Registration Statement") regarding the proposed offering (the "Offering") of up to 40,000 Units, each Unit consisting of 10 shares of the common stock of the Corporation, no par value, and 8 shares of the Series A preferred stock of the Corporation, redeemable June 1, 2011 (the "Units"). We are providing this Opinion at your request.

In order to render this Opinion, we have examined and are relying upon copies of the following documents (collectively, the "Documents"):

As a basis for the opinions expressed herein, we have examined such representations, statements and certificates of directors and officers of the Issuer, as well as such other documents, as we have deemed relevant or proper, all of which statements, certificates and documents are identified below:

(a) The charter of the Issuer, as filed with the Office of the Secretary of State of Tennessee on March 11, 2005, and the amendment thereto filed on April 26, 2005;

(b) The bylaws of the Issuer, as adopted March 11, 2005;

(c) The organizational action of the incorporator of the Issuer, dated March 11, 2005;

(d) The subscriptions to the capital stock of the Issuer, all dated March 11, 2005, executed by each of the following shareholders of the Issuer: Jonathan Cross Ventures and Holdings Corporation, Jason T. Clark and Marico M. Galloway.

(e) The organizational action of the shareholders of the Issuer, dated March 14, 2005;

(f) The organizational action of the directors of the Issuer, dated March 14, 2005;

(g) The actions taken by the directors of the Issuer at a special meeting of the directors on April 19, 2005;

(h) The actions taken by the shareholders of the Issuer at a special meeting of the shareholders on April 19, 2005;

(i) The certificate of existence with respect to the Issuer, as issued by the Secretary of State of Tennessee on April 11, 2005; and

(j) The certificate of an officer of the Issuer dated concurrently herewith;

For the purpose of rendering this Opinion, we have examined such questions of law as we have deemed appropriate. As to questions of fact, we have relied without independent investigation (unless expressly indicated herein) on, and we have assumed the accuracy and validity of, the corporate records of the Issuer and certificates of certain public officials. We have assumed the authenticity of all the Documents submitted to us as originals, the genuineness of all signatures in the Documents, the legal capacity of all natural persons executing the Documents and the conformity to the originals of all documents submitted to us as photocopies, telecopies or conformed copies. However, except for the Documents listed above, we have not (unless expressly indicated herein) reviewed any other document or conducted any other examination of any public record and the opinions rendered herein are limited accordingly.

Based upon the foregoing and subject to the assumptions, qualifications, exceptions and other limitations set forth herein, we are of the opinion that:

1. The Issuer is a duly organized and validly existing corporation in good standing under the laws of the State of Tennessee and has all requisite power and authority to issue, sell and deliver the Units, including the securities contained therein, and to carry on its business and own its property;

2. The authorized shares of the Issuer consist of 100,000,000 shares of common stock, of which 8,000,000 are outstanding, and 3,000,000 shares of Series A Preferred Stock, of which none are outstanding; and

3. The shares of common stock and the shares of preferred stock being offered in the Offering as parts of the Units have been duly authorized and, upon receipt of the consideration per Unit stipulated in the Registration Statement, will be validly issued, fully paid and nonassessable.

Without limitation on and in addition to any other assumption, qualification, exception or limitation expressed elsewhere in this Opinion, the foregoing opinions are subject in their entirety to, and expressly limited by, the following assumptions, qualifications, exceptions and limitations.

(a) We are licensed to practice law in the State of Tennessee and, accordingly, express no opinion with respect to the law, or the effect of the law, of any jurisdiction other than the State of Tennessee or the United States of America.

(b) The Documents specified herein may not constitute all of the documents relevant to the Offering. We have not reviewed any other document except the Documents specified herein and the opinions expressed herein are based solely upon the Documents specified herein. Moreover the opinions expressed herein are not based upon and do not relate to any other document, agreement or instrument that may be referenced in, incorporated into or related to any of the Documents.

(c) This opinion is delivered as of the date hereof and is based upon the current state of the law existing and effective as of the date of this Opinion. We undertake no obligation or responsibility to update or supplement this Opinion in the event of, or in response to, any subsequent change in the law, or upon the occurrence after the date of this Opinion of any event or circumstance, which may affect the opinions expressed herein.

(d) Other than as expressly set forth herein, we express no opinion regarding information set forth in the Registration Statement or in any appendix, schedule or exhibit thereto. We express no opinion whatsoever with respect to the legality of the proposed Offering under the securities laws of the federal government or of any State, including no opinion related to whether the Units, when issued, will have been properly registered or will be exempt from registration. Furthermore, we express no opinion regarding the Offering, including the proposed manner or advertising or selling the Units. In this regard, we have not advised the Issuer in any way regarding the registration of, or the applicability of any exemption from registration available to, the Units or regarding the proposed advertising and sale of the Units.

(e) This Opinion is limited to the legal matters expressly addressed herein and we express no opinion, and no opinion is to be inferred or implied, on any other matter not specifically addressed in this Opinion.

(f) This Opinion is qualified to the extent of the binding effect and enforceability of the Documents and any other agreement or instrument referred to herein. This Opinion is further qualified to the extent that the enforceability of the Documents and any other agreement or instrument referred to herein may be limited by public policy or the application of general principles of equity, regardless of whether the application of such principles is considered in a proceeding in equity or law.

(g) This Opinion is furnished for the benefit of the Issuer only and solely for use in connection with the filing of the Registration Statement. In this regard, the Issuer is hereby authorized to file and distribute copies of this Opinion along with copies of the Registration Statement or of the offering circular contained therein. Accordingly, this Opinion may not be used or relied upon by any other person or entity, or in any other context or for any other purpose, without our prior written consent.

We hereby consent to the filing of this Opinion with the Commission as well as with all state regulatory bodies and jurisdictions in which qualification or coordination is sought for the issuance of the Units.

Sincerely,

FARRIS, MATHEWS, BRANAN, BOBANGO,
HELLEN & DUNLAP, PLC

Farris Mathews Branan Bobango
Hellen & Dunlap, PLC

Radio Script #1

Memphis

For the past 10 years, America's Record Industry has been a $1.3 trillion dollar business.

Contrary to what some would have you believe, and despite our musical legacy, Memphis has not and is not getting its share.

At 3PM Music Group, Inc., we don't fixate on the legacy of the past, but we develop the talent of the future. With competent leadership and a professionally strong Board of Advisors, we know how to make our city musically relevant again, and that's why we're giving you a unique opportunity to participate and profit, by offering up to 40,000 Units of shares of our stock to you.

The minimum investment is $110. This opportunity is designed to nearly triple your investment, and to allow you to profit from 3PM Music Group's long term growth.

Download an Offering Circular at 3pmmusic.com or call us at 432-0009 for more information about investing in Memphis' Music Future.

Radio Script #2

Memphis,

I'm Raheem Baraka, Chief of Promotions at The 3PM Music Group, Inc.

Do you see how aggressively we're letting you know about 3PM's public offering of 40,000 Units of shares of our corporate stock?

We're being aggressive and smart about it. At 3PM Music, this is how we work. And this is how you'll know that we'll strongly promote our records so that your $110 minimum investment will nearly triple in value.

3PM's approach to record promotions is to be aggressive and smart. And your opportunity to profit from the long term growth of The 3PM Music Group, Inc. will be enhanced by our commitment to aggressive strategic marketing.

Download an Offering Circular at 3pmmusic.com or call us at 432-0009 for more information about investing in Memphis' Music Future.

3PM Music Group, Inc.

Premier Production, World-Class Entertainers, & Timeless Songs

Radio Script #3

Hi Memphis:

I'm Rico Galloway (Jason Clark), Vice President of A&R at The 3PM Music Group, Inc.

Maybe you've heard about the rare opportunity that 3PM Music is giving you to share in the wealth of the Music Business, by giving you the chance to purchase up to 40,000 units of shares of our corporate stock at a price of $110 ($200) per Unit.

Maybe you've wondered if our music and artists are any good. Well judge for yourself. This is "*insert artist name here*:"

-- Music Plays --

Remember, because of 3PM Music, "artist name" and other artists in our area will have a real chance.

Download an Offering Circular at 3pmmusic.com or call us at 432-0009 for more information about investing in Memphis' Music Future.

Television Script #1

Hi Memphis

I'm Jon Cross, President of The 3PM Music Group, Inc.

Our city has a rich musical history, but there have been few real opportunities for the talent of the future. *(For our homegrown talent)*

At 3PM Music we're changing this by investing in the talented producers and artists of tomorrow. And, you can help us make that change by investing in 3PM.

3PM Music is offering up to 40,000 Units of shares of its stock to you.

The minimum investment is only $110 per unit. This opportunity is designed to nearly triple your investment, and to allow you to profit from 3PM's long term growth.

Download an Offering Circular at 3pmmusic.com or call us at 432-0009 for more information about investing in Memphis' Music Future.

3PM Music Group: Making Dreams Come True.

This note has not been registered under the Securities Act of 1933 or any state securities laws. This note may not be sold, assigned, or otherwise negotiated to any person unless pursuant to an effective registration statement filed under the Securities Act of 1933 and applicable state securities laws, or unless the sale, assignment, or other negotiation is exempt from the registration requirements of the Securities Act of 1933 and applicable state securities laws.

PROMISSORY NOTE

$____________________ **________________, 2005**

This Promissory Note ("Note") is made by The 3PM Music Group, Inc. a Tennessee Corporation, ("Borrower") whose address is 915 Kelley Road Suite B, Memphis, Tennessee 38111, in favor of ____, individually ("Lender").

1. **Payment**. Borrower promises to pay to the order of Lender the principal amount of $________________, together with interest on the unpaid principal amount from the date of this Note, in the manner following: One (1) payment of principal and interest on ______________________, 2006.

2. **Interest Rate**. Borrower will pay interest on the unpaid principal amount at an annual rate of six percent (6%). Interest will be computed on the basis of a 365-day year.

3. **Late Charge**. If Borrower fails to make the payment required by this Note within ten (10) business days after the payment is due, a late charge equal to five percent (5%) of the payment will be added to the unpaid principal amount and be immediately due.

4. **Place of Payments**. All payments under this Note will be made to Lender at: ____ or any other address that Lender may designate by notice to Borrower.

5. **Application of Payments**. All payments under this Note will apply first to any costs and expenses due to Lender, then to accrued interest to date of payment, and then to the unpaid principal amount.

6. **Prepayments**. Borrower may prepay a part or the entire unpaid principal amount at any time. Excess payments or prepayments will not be credited as future scheduled payments required by this Note.

7. **Additional Consideration**. As an additional inducement to Lender to enter into this loan document and as additional consideration for the credit being extended hereunder, Borrower agrees to issue and deliver to Lender within thirty business days after the Escrow Agent releases the proceeds of the escrow account to Borrower (i) a certificate evidencing __________________ shares of the common stock of the Corporation, and (ii) warrants to purchase up to ______________________ shares of the corporation's Series A Zero Coupon Non-voting Redeemable Preferred Stock (the "Series A Preferred Stock") at a price of $9.00 per share. The Series A Preferred Stock is being offered by the corporation as part of a Unit of 10 shares of Common Stock and 8 shares of Series A Preferred stock pursuant to the Regulation A exemption to the Securities Act of 1933. The Warrant Agreement is attached hereto and is incorporated by reference into this agreement.

8. **Events of Default**. Each of the following is an event of default under this Note:

   a. Borrower fails to make the payment required by this Note within ten (10) days after the payment is due;

b. Borrower fails to pay, becomes insolvent or unable to pay, or admits in writing an inability to pay Borrower's debts as they become due, or makes a general assignment for the benefit of creditors;

c. A proceeding with respect to Borrower is commenced under any applicable law for the benefit of creditors, including but not limited to any bankruptcy or insolvency law, or an order for the appointment of a receiver, liquidator, trustee, custodian, or other officer having similar powers over Borrower is entered; and

d. An event of default occurs under any agreement guaranteeing or securing the performance of any of the obligations of Borrower under this Note or any of the obligations of any guarantor of this Note.

e. Borrower fails to deliver to Lender the certificates evidencing the common stock and/or the warrants referenced in section 7 above, within thirty days of the date of this Note.

9. **Remedies**. On and after an event of default under this Note, Lender may exercise the following remedies, which are cumulative and which may be exercised singularly or concurrently:

a. upon notice to Borrower, the right to accelerate the due date under this Note so that the unpaid principal amount, together with interest, is immediately due in its entirety;

b. any other remedy available to Lender at law or in equity.

10. **Time of Essence**. Time is of the essence with respect to all dates and time periods in this Note.

11. **Amendment**. This Note may be amended only by a written document signed by the party against whom enforcement is sought.

12. **Waiver**.

a. Borrower waives demand, presentment for payment, notice of dishonor or nonpayment, protest, notice of protest, and lack of diligence in collection, and agrees that Lender may extend or postpone the due date of any payment required by this Note without affecting Borrower's liability.

b. No waiver will be binding on Lender unless it is in writing and signed by Lender. Lender's waiver of a breach of a provision of this Note will not be a waiver of any other provision or a waiver of a subsequent breach of the same provision.

13. **Severability**. If a provision of this Note is determined to be unenforceable in any respect, the enforceability of the provision in any other respect and of the remaining provisions of this Note will not be impaired.

14. **Governing Law**. This Note shall take effect as a sealed instrument and shall be construed, governed and enforced in accordance with the laws of the State of Tennessee.

15. **Venue**. Any action or proceeding arising out of this Note will be litigated in courts located in Shelby County, Tennessee. Borrower consents and submits to the jurisdiction of any local, state, or federal court located in Shelby County, Tennessee.

16. **Attorney's Fees**. If any arbitration or litigation is instituted to interpret, enforce, or rescind this Note, including but not limited to any proceeding brought under the United States Bankruptcy Code, the prevailing party on a claim will be entitled to recover with respect to the claim, in

addition to any other relief awarded, the prevailing party's reasonable attorney's fees, costs, and expenses incurred at arbitration, at trial, on appeal, and on petition for review, as determined by the arbitrator or court.

17. **Costs and Expenses**. If an event of default under this Note occurs and Lender does not institute any arbitration or litigation, Borrower will pay to Lender, upon Lender's demand, all reasonable costs and expenses, including but not limited to attorney's fees and collection fees, incurred by Lender in attempting to collect the indebtedness evidenced by this Note.

18. **Escrow of Funds.** Borrower shall immediately deposit the funds evidenced by this Note within an interest bearing Escrow Account with Bank of America, N.A. (the "Escrow Agent"). The terms of the Escrow Agreement between Borrower and the Escrow Agent shall specify, among other things, that the Escrow Agent shall not release the proceeds of the escrow account to the Borrower until (a) $50,000 in collected funds have been deposited and cleared normal banking channels into the escrow account, or (b) the Borrower informs and demonstrates to the Escrow Agent that it has capitalized the Company with other funds, and that when these other funds are added to the collected funds, the combined sum of collected funds and other capital funding is at least $50,000. The escrow agreement is incorporated by reference into this Note, and is attached hereto. The escrow period shall end the earlier of the receipt of $50,000 in collected funds according to parts (a) or (b) immediately above or September 1, 2005, (the "Escrow Termination Date"). In the event that $50,000 is not deposited into the Escrow Account by the Escrow Termination date, then the Borrower shall immediately direct the Escrow Agent to reimburse to the Lender the entire amount evidenced by this Note, with any interest earned within the escrow account, according to the terms of the Promotion Underwriter Escrow Agreement between the Borrower and the Escrow Agent.

In Witness Whereof, the Borrower has caused this Promissory Note to be duly executed in its name by the signature of its President and Chief Executive Officer on the date first above written. The undersigned hereby executes this note as principals and not as sureties.

Borrower:

The 3PM Music Group, Inc., a Tennessee corporation

By:________________________________
Jonathan W. Cross, II
President & Chief Executive Officer

Lender:

By:________________________________

WARRANT AGREEMENT

This Warrant Agreement (this "Agreement") is made and entered into as of _________, 2005, by and between The 3PM Music Group, Inc., a Tennessee corporation (the "Company"), and ___________________________________, individually (the "Holder").

Background

Company is entering into a credit agreement with Holder whereby Holder has agreed to extend credit to the Company. As part of the credit agreement, Company promised to issue Holder warrants to acquire up to _____________ shares of the Company's Series A preferred stock which are being offered as part of a small public offering (the "Offering") pursuant to a Regulation A exemption to the Securities Act of 1933. By entering into the credit agreement, Holder is assisting the Company with a portion of the promotional expenses of the Offering. As compensation for Holder's financing commitments and other services and pursuant to the terms of the Holder's credit agreement, Company now wishes to issue and deliver Holder warrants on the following terms and conditions.

The parties agree as follows:

Agreement

1. **Issuance of Warrant.**

1.1 Subject to the terms and conditions of this Agreement, Company agrees to issue to Holder warrants (the "Warrants") to purchase _________________ shares of the Company's Series A Zero Coupon Non-Voting Redeemable Preferred Stock (the "Series A Preferred Stock") at $9.00 per share ("Exercise Price") as consideration for the commitments and financing that Holder has extended to Company in connection with the promotion of Company's Offering. The Warrants may be exercised anytime and will expire at 11:59 p.m. (Central Standard Time) on December 31, 2006. For purposes of this Agreement, the term "Warrant Shares" means any of the Company's Series A Preferred Stock acquired by exercise of the Warrants, and the term "Securities" means the Warrants and any Warrant Shares.

2. **Offering Information**. Holder acknowledges that at a reasonable time prior to this transaction Holder and/or Holder's representatives and advisors received and carefully reviewed at least one of the following documents (collectively, the "Corporate Plans"):

2.1 A version of the Company's detailed business plan;

2.2 An Executive Summary or Executive Prospectus outlining the plans and pursuits of the Company;

2.3 A draft copy of the Preliminary Offering Circular containing the substantially the information to be filed on Form 1-A with the Securities Exchange commission as part of an Offering Statement, or a copy of the filed Offering Circular with a brief description of the securities being offered; or

2.5 any other documents or items, the review and understanding of which were determined by the Holder and any representatives or advisors as being material and advisable to evaluating the merits and risks of purchasing the Securities and the suitability of the Securities as an investment for Holder.

3. **Representations and Warranties of Holder**. Holder represents, warrants, and agrees as follows:

3.1 Holder acknowledges and understands that (i) the Securities are being offered and sold under exemptions from registration provided for in Section 4(2) of, and Regulation D promulgated under, the Securities Act of 1933, as amended (the "1933 Act") and similar exemptions from the provisions of the securities laws of Tennessee, Mississippi, and Arkansas, (ii) Holder is purchasing the Securities without being furnished any offering literature or prospectus other than the Corporate Plans, (iii) this transaction has not been scrutinized by the United States Securities and Exchange Commission or by any administrative agency charged with the administration of the securities laws of any state because of the small number of persons solicited and the private aspects of the offering, and (iv) all documents, records, and books pertaining to this investment, have been made available to Holder and Holder's advisors and representatives, if any, and that the books and records of the Company are and will be available upon reasonable notice for inspection by investors during reasonable business hours at the Company's principal place of business.

3.2 If Holder is an individual, then Holder is a (i) citizen of the United States and at least 21 years of age, and (ii) bona fide resident and domiciliary (not a temporary or transient resident) of the State of Tennessee and has no present intention of becoming a resident of any other state or jurisdiction.

3.3 If Holder is not an individual, then (A) Holder is an entity duly organized and validly existing under the laws of the State of Tennessee, (B) Holder has full power and authority to sign and deliver this Agreement and to perform all of Holder's obligations under this Agreement, and (C) this Agreement is the legal, valid, and binding obligation of Holder, enforceable against Holder in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, or other similar laws of general application or by general principles of equity.

3.4 Holder is able (i) to bear the economic risk of an investment in the Securities for an indefinite period, and (ii) to afford a complete loss of an investment.

3.5 Holder has knowledge and experience in financial and business matters and is capable of evaluating the risks and merits of an investment in the Securities.

3.6 Holder understands and has fully considered for purposes of this investment the Corporate Plans, and that (i) the Securities are a speculative investment which involve a high degree of risk of loss of Holder's investment, and (ii) there may be substantial restrictions on the transferability of the Securities, and accordingly, it may not be possible to liquidate an investment in the Securities in case of emergency.

3.7 Holder accurately initialed the appropriate blank below:

__________ Holder is an "accredited investor" under Section 2(15) of the Act, and under Rules 215 and 501, both promulgated under the 1933 Act, on the basis of one or more of the following:

a) Holder is an individual with a personal net worth (or the Holder's joint net worth with spouse) exceeds $1,000,000;

b) Holder is an individual and had personal income in excess of $200,000 (or $300,000 when combined with spouse) in each of the two preceding years, and Holder reasonably expects his or her personal income to be in excess of $200,000 (or $300,000 when combined with spouse) in the current year;

c) Holder is an entity with net assets in excess of $5,000,000; or

d) Holder is an entity in which all equity owners are accredited investors.

__________ Holder is not an accredited investor.

3.8 Holder, in making the decision to acquire the Securities, has relied solely upon independent investigations made by Holder or Holder's representatives and advisors, and Holder and any such representative and advisors have been given the opportunity to ask questions of, and to receive answers from, persons acting on behalf of Company concerning its business and the terms and conditions of this offering, and to obtain any additional information, to the extent such persons possess such information or can acquire it without unreasonable effort or expense, necessary to verify the accuracy of the information set forth in this Agreement and the Corporate Plans.

3.9 The Securities are being acquired by Holder in good faith solely for Holder's own personal account, for investment purposes only, and not with a view to or for the resale, distribution, subdivision, or fractionalization thereof. Holder has no contract, undertaking, understanding, agreement, or arrangement, formal or informal, with any person to sell, transfer, or pledge to any person the Securities, or any part thereof. Holder has no present plans to enter into any such contract, undertaking, agreement, or arrangement. Holder understands that the legal consequences of the representations and warranties contained in this Agreement to mean that Holder must bear the economic risk of the investment for an indefinite period of time because the Securities have not been registered under applicable securities laws, and, therefore, cannot be sold unless they are subsequently registered under such laws or an exemption from such registration is available.

3.10 The Holder consents to the placement of a legend on any certificates for the Securities, which legend shall be in form substantially as follows:

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES LAWS. NO OFFER, SALE, TRANSFER, PLEDGE OR OTHER DISPOSITION OF THESE SECURITIES MAY BE EFFECTED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS OR AN OPINION, IN FORM AND FROM COUNSEL ACCEPTABLE TO THE COMPANY, THAT SUCH OFFER, SALE, TRANSFER, PLEDGE OR OTHER DISPOSITION IS EXEMPT FROM REGISTRATION REQUIREMENTS UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS.

3.11 Holder acknowledges that the Warrants are being provided as an element of the full satisfaction of Company's obligations to Holder under its credit agreement.

3.12 Holder further consents to the placing of a stop transfer order on the books of the Company, and with any transfer agents, against the Securities, in accordance with the restrictions set out in the above legend.

3.13 Holder understands that the Company is relying on the truth and accuracy of the representations, warranties and undertakings made by Holder in this Agreement (i) in offering the Securities for sale without registering the Securities under the 1933 Act and applicable state securities laws and (ii) in determining Holder's suitability as a purchaser of Securities. Accordingly, Holder agrees that such representations and warranties will survive the delivery of the certificate for such Securities. If in any respect, such representations and warranties become untrue or inaccurate prior to the issuance of the Securities to Holder, Holder must give immediate written notice of such fact to Company specifying which representations and warranties are not true and accurate and in what respects they are not accurate.

3.14 Holder agrees to defend, indemnify, and hold harmless Company and its officers, directors, employees, and agents, and their successors and assigns, from and against any and all claims, demands, suits, actions, judgments, losses, damages, liabilities, costs or expenses of any kind (including without limitation attorneys' fees) due to or arising out of the inaccuracy of any representation or acknowledgment, or the breach of any agreement, warranty, or undertaking of Holder contained in this Agreement. Holder's obligations under this Section will survive the termination of Holder's status as a warrantholder or shareholder of the Company or the dissolution of the Company.

4. **Representations and Warranties of Company.**

4.1 Company is a corporation duly organized, validly existing and in good standing under the laws of Tennessee and has the requisite corporate power and authority necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted. Company is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not, either individually or in the aggregate, have a Material Adverse Effect (as defined below). For purposes of this Agreement, the term "Material Adverse Effect" means any change or effect that is or is reasonably likely to be materially adverse to the business, assets (including intangible assets), financial condition, results of operations, or prospects of Company taken as a whole.

4.2 Company has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Company and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Company and no other corporate proceedings on the part of Company are necessary to authorize this Agreement or to consummate the transactions so contemplated. This

Agreement has been duly and validly executed and delivered by Company and, assuming the due authorization, execution and delivery by Holder, constitutes a legal, valid and binding obligation of Company.

4.3 The execution and delivery of this Agreement by Company does not, and the performance of this Agreement by Company does not conflict with or violate, (i) the Articles of Incorporation or Bylaws of the Company, or (ii) any law, rule, regulation, order, judgment or decree applicable to the Company.

4.4 The Securities, when issued, sold and delivered in accordance with the terms of this Agreement and the Warrants for the consideration expressed herein, will be duly and validly issued, fully paid and non-assessable and free of any liens or encumbrances created by Company (other than restrictions imposed by securities laws).

5. **Transferability**. Holder agrees not to transfer or assign this Agreement, or any of Holder's interest in this Agreement, and any such transfer will be void.

6. **Exercise of the Warrant**

6.1 Method of Exercise. To exercise the Warrants, Holder must (1) surrender to Company the Warrant Certificate evidencing such Warrants, and (2) deliver to Company payment of the applicable Exercise Price in cash, by certified check or cashier's check payable to the order of Company or by wire transfer to company.

6.2 Issuance of Warrant Shares Upon Exercise; Re-issuance of Warrant Certificates and Warrant Shares. Upon surrender of any Warrant Certificate and payment of the applicable Exercise Price, then Company will issue and deliver to Holder one or more certificates evidencing in the aggregate the number of Warrant Shares that are then being purchased (each of which Warrant Shares will be properly authorized, validly issued, fully paid and non-assessable). If less than all of the Warrants evidenced by a Warrant Certificate are exercised or less than all of the Warrants or Warrant Shares are otherwise transferred in connection with any other transaction, then Company shall issue to Holder (or its designee) one or more new Warrant Certificates or Warrant Shares evidencing the remaining number of Warrants and/or Warrant Shares that are not then exercised or otherwise transferred.

6.3 Rights of Holder Upon Exercise. Upon any exercise of Warrants, Holder is entitled to all of the rights and benefits of a holder of capital stock under the Organic Documents of Company as well as all of the rights and benefits of a Holder of Warrant Shares under Section 7 of this Agreement. Notwithstanding the foregoing, rights under this Agreement cannot be transferred to another Person and are only enforceable to the extent that they are not prohibited under Tennessee law.

7. **Rights upon Sale of Company**. In connection with any Equity Disposition, Equity Redemption or Nonsurviving Transaction, Company or the acquirer in any such transaction must also offer to purchase on the same terms, except as provided below, all of the Warrant Shares and all of the Warrants. If an Equity Disposition or an Equity Redemption is of less than all of the Capital Stock then outstanding, then the number of Warrants and Warrant Shares subject to purchase under this Section shall be reduced proportionately (to the nearest whole number), and such reduced number will be allocated pro rata among all holders of Capital Stock desiring to sell securities in connection with such transaction. The purchase price for such Warrants and Warrant Shares equals Holder's pro rata percentage of the "aggregate consideration" to be received by all sellers and transferor in connection with such transaction or series of related transactions (including any related agreements that result in personal gain, payments or compensation to any director, officer or equityholder of Company). To the extent that Company and Holder cannot agree as to the amount and value of the "aggregate consideration," then such determination shall be made by an Independent Appraiser. To the extent that any consideration for such transaction is payable by such acquirer in cash, in publicly traded and readily marketable securities (with reasonable liquidity and no restrictions on transfer) or evidence of indebtedness from an obligor who (in the commercially reasonable opinion of Holder) is highly creditworthy, then the purchase price payable to Holder may be in the same form of consideration; otherwise, the purchase price (or the remaining balance thereof) payable to Holder will be in immediately available funds. Notwithstanding the foregoing, in connection with any such Equity Disposition, Equity Redemption or Nonsurviving Transaction, Holder may elect (at its option) to receive the purchase price payable under this Section pro rata in kind in the same form of consideration as is to be received by Company or such selling equityholder.

8. **Payment of Taxes and Expenses**. Company will pay all expenses (including reasonable fees and expenses of Holder and one legal counsel thereto, but excluding any underwriter's and/or broker's discounts and commissions),

taxes (excluding income taxes) and other fees and costs attributable to the issuance, registration, qualification, notification, approval, listing, and repurchase of the Warrants and the Warrant Shares.

9. **Reservation and Issuance of Warrant Shares**. Company at all times will reserve (and keep free from preemptive rights or similar rights of equityholders of Company) among its authorized but unissued shares of Capital Stock the full number of Warrant Shares deliverable upon exercise of all of the Warrants. Company covenants that all Warrant Shares (when and if issued upon exercise of the Warrants in accordance with the terms hereof) will be duly authorized, validly issued, fully paid and nonassessable and will be free from all taxes, liens, charges and security interests with respect to the issuance thereof.

10. **Dividend Notification**. Company will provide Holder a copy of any public notice regarding the declaration of any dividend, distribution or other payment with respect to any Capital Stock or other equity securities of Company. Holder must receive its copy of such notice concurrently with the Company's publication of such notice to the public.

11. **Preemptive Rights**. The Holder shall have no preemptive rights or subscription rights to acquire any other securities issued by the Company at any time in the future.

12. **Definitions**

12.1 "Affiliate" of any Person means any other Person that directly or indirectly controls, is controlled by or is under direct or indirect common control with such Person. A Person is deemed to "control" another Person if such first Person directly or indirectly possesses the power to direct (or to cause he direction of or to materially influence) the management and policies of the second Person, whether through the ownership of voting securities, by contract or otherwise. Without limiting the generality of the foregoing, each of the following Persons will be deemed to be an Affiliate of a Person: (a) each Person who owns or controls 5% or more of any class or series of any equity interest of such Person, (b) each member, manager, partner, director and/or senior executive officer of such Person or any Affiliate thereof, (c) any family member or other elative of such Person or any Affiliate thereof, and (d) any trust of which any person or Affiliate thereof is either a trustee or beneficiary.

12.2 "Appraised Valuation" means, as of any relevant date, the fair market value of a Warrant Share, a share of Common Stock or other security, equity interest, consideration or property (as applicable), as determined by an Independent Appraiser (unless otherwise mutually agreed between Company and Holder).

12.3 "Board of Directors" means the board of directors of Company.

12.4 "Business Day" means any day except a Saturday, Sunday or other national holiday.

12.5 "Capital Stock" means the Common Stock, and all other classes of common stock (whether voting or nonvoting), and all other forms of capital stock or securities of Company (preferred or otherwise).

12.6 "Commission" means the Securities and Exchange Commission or any entity or agency that succeeds to any or all of its functions under the Securities Act or the Exchange Act.

12.7 "Common Stock" means the voting common stock of Company (which has a par value of $0.00 per share).

12.8 "Company" means The 3PM Music Group, Inc., a Tennessee corporation.

12.9 "Current Market Price" means, with respect to any share of Series A Preferred Stock or any other security of Company at the date herein specified, the following:

12.9.1 if Company does not then have such securities registered under the Exchange Act, then the Current Market Price per share of such security will be the Appraised Valuation per share of such security, or alternatively;

12.9.2 if Company does then have such securities registered under the Exchange Act, then the Current Market Price per share of such security will be the average of the daily market prices of such security for 20 consecutive Business Days during the period commencing 30 Business Days before such date (or, if Company has had a class of such securities registered under the Exchange Act for less than 30 consecutive Business Days before such date, then the average of the daily market prices for all of the Business Days before such date for which daily market prices are available). The market price for each such Business Day shall be as follows: (A) for a security listed or admitted to trading on any securities exchange, then the closing price (regular way) on such day (or if no sale takes place on such day, then the average of the closing bid and asked prices on such day), and (B) for a security not then listed or admitted to trading on any securities exchange, then the last reported sale price on such day (or if no sale takes place on such day, then the average of the closing bid and asked prices on such day, as reported by a reputable quotation source designated by Company), and (C) for a security not then listed or admitted to trading on any securities exchange and as to which no such reported sale price or bid and asked prices are available, then the average of the reported high bid and low asked prices on such day, as reported by a reputable quotation service, or a newspaper of general circulation in Manhattan Borough (New York, NY) customarily published on each business day, designated by Company (or if there is no bid and asked prices on such day, then the average of the high bid and low asked prices, as so reported, on the most recent day (not more than 30 calendar days prior to the date in question) for which prices have been so reported), and (D) if there are no bid and asked prices reported during the 30 calendar days prior to the date in question, then the Current Market rice per share of the security shall be determined as if Company did not have a class of such securities registered under the Exchange Act; or

12.10 "Equity Disposition" means the sale, issuance, transfer or other disposition of Capital Stock (or securities convertible into, or exchangeable for, Capital Stock or rights to acquire Capital Stock or such securities) to one or more Persons through any transaction or series of related transactions (other than as a result of a Public Offering) if, after such sale, issuance, transfer or disposition, more than 50% of the Capital Stock or voting power of Company is sold, issued or transferred. For purposes of this definition, any transfer of such Capital Stock by a shareholder to any member of his or her immediate family or to any trust for which he or she is the trustee shall not constitute an "Equity Disposition" provided that such shareholder retains control over the voting rights associated with such Capital Stock.

12.11 "Equity Redemption" means any purchase, repurchase, acquisition, redemption or retirement of any issued and outstanding shares of Capital Stock (or any rights, options or convertible securities therefor) from any holder thereof by Company or any Affiliate thereof.

12.12 "Exchange Act" means the Securities and Exchange Act of 1934, as amended, or any similar Federal statute, as implemented by the Commission or any court of competent jurisdiction.

12.13 "Independent Appraiser" means a Person who (a) is with a nationally recognized investment banking or appraisal firm, (b) is qualified in the valuation of businesses, transactions and securities of the general type being analyzed, and (c) does not have a material direct or material indirect financial interest in Company or Holder. Such Independent Appraiser shall be selected by Holder and approved by Company (which approval may not be unreasonably withheld, delayed or conditioned). Such Independent Appraiser shall use one or more valuation methods that the Independent Appraiser (in its best professional judgment) determines to be most appropriate under the circumstances; provided, that such valuation methods shall not give effect to (1) any discount for any lack of liquidity or noncontrolling status of any such security or other property, or (2) the fact that such equity securities may not be registered under the Securities Act.

12.14 "Nonsurviving Transaction" means either (a) any merger, consolidation or other business combination by Company with one or more Persons in which the other Person effectively is the survivor or (b) any sale, transfer, lease or license of all or any material portion of the assets (or the economic benefits thereof) of Company to one or more other Persons through any transaction or series of related transactions.

12.15 "Organic Document" means, relative to any entity, its certificate and articles of incorporation, organization or formation, its by-laws or operating agreements, and all equityholder agreements, voting agreements and similar arrangements applicable to any of its authorized shares of capital stock, its partnership interests or its equity interests, and any other arrangements relating to the control or management of any such entity (whether existing as a corporation, a partnership, an LLC or otherwise).

12.16 "Person" means an individual, an association, a partnership, a corporation, a trust or an unincorporated organization or any other entity or organization.

12.17 "Public Offering" means any issuance or other sale of any Capital Stock (or securities convertible into, or exchangeable for, Capital Stock or rights to acquire Capital Stock or such securities) of Company pursuant to any registration or offering statement filed with the Commission under the Securities Act.

12.18 "Securities Act" means the Securities Act of 1933, as amended, or any similar Federal statute, as implemented by the Commission or any court of competent jurisdiction.

12.19 "Warrant Certificate" means a certificate evidencing one or more Warrants.

13. **Miscellaneous.**

13.1 The rights and benefits of this Agreement will inure to the benefit of and be enforceable by the Company and its respective successors and assigns. The rights, benefits, and obligations of Holder under this Agreement may not be assigned without the prior written consent of the Company.

13.2 All notices and other communications under this Agreement must be in writing and will be deemed to have been given if delivered personally, sent by facsimile or electronic mail (both with confirmation), mailed by certified mail, or delivered by an overnight delivery service (with confirmation) to the parties to the addresses or facsimile numbers set forth on the signature page (or at such other address or facsimile number as a party may designate by like notice to the other parties). Any notice or other communication will be deemed to be given (i) on the date of personal delivery, (ii) at the expiration of the third day after the date of deposit in the United States mail, or (iii) on the date of confirmed delivery by facsimile or overnight delivery service.

13.3 This Agreement is governed by and construed in accordance with the laws of the State of Tennessee. Any action or proceeding arising out of this Agreement that is litigated will be litigated in courts located in Shelby County, Tennessee. Each party consents and submits to the jurisdiction and venue of any local, state, or federal court located in Shelby County, Tennessee.

13.4 This Agreement (including the documents and instruments referred to in this Agreement) constitutes the entire agreement and understanding of the parties with respect to the subject matter of this Agreement and supersedes all prior understandings and agreements, whether written or oral, among the parties with respect to such subject matter and may be amended only by a writing executed by all parties.

13.5 If more than one person is signing this Agreement, each representation, warranty, and undertaking made herein shall be a joint and several representation, warranty, or undertaking of each person.

13.6 In the event of any dispute or controversy arising out of, or relating to, this Agreement, the parties hereto agree to submit such dispute or controversy to binding arbitration. Tennessee law will govern the interpretation of this Agreement and any dispute relating to it. The decision of the arbitrator or arbitrators will be final and binding on all the parties to the arbitration and may be enforced by a court of competent jurisdiction. In addition to attorney fees as provided in this Agreement, the prevailing party will be entitled to recover from the nonprevailing party, its reasonable costs and expenses including the costs and fees of the arbitration. The arbitrator may grant any remedy supported by applicable law including, without limitation, injunctive relief or specific performance. Prior to the appointment of the arbitrator, any party may seek temporary equitable or injunctive relief from the Shelby County Court, which court will have jurisdiction until an arbitrator is appointed.

13.7 If any arbitration, suit, or action (including any proceeding brought under the United States Bankruptcy Code) is instituted to interpret or enforce the provisions of this Agreement, to rescind this Agreement, or otherwise with respect to the subject matter of this Agreement, the party prevailing on an issue is entitled to recover with respect to such issue, in addition to costs, reasonable attorneys' fees and other legal expenses incurred in preparation or in prosecution or defense of such arbitration, suit, or action as determined by the arbitrator or trial court, and if any appeal is taken from such decision, reasonable attorney fees as determined on appeal.

13.8 This Agreement and any term hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of such change, waiver, discharge or termination is sought. No waivers of, or exceptions to any term, condition or provision of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

13.9 This Agreement may be executed in any number of counterparts with the same effect as if all signatures on such counterparts appeared on one document. Each such counterpart will be deemed an original, but all counterparts together will constitute one and the same instrument.

Holder has carefully read this Agreement, agrees to all of the terms and conditions set forth herein and affirms the truth and accuracy of the representations and warranties set forth herein, as of the date first above written.

IN WITNESS WHEREOF, the parties hereto have executed this Warrant Agreement as of the date first written above.

COMPANY:

THE 3PM MUSIC GROUP, INC.

By: ______________________________
Jonathan W. Cross, II, President

Address: 915 Kelley Road Suite B
Memphis, Tennessee 38111

Facsimile: (901) 432-0021
Email: secretary@3pmmusic.com

HOLDER:

By: ______________________________

Address: ______________________
____
____

Facsimile: (____) ______________

Email: ______________________

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Memphis, State of Tennessee, on November 11, 2005.

(Issuer) The 3PM Music Group, Inc.

By (Signature and Title) Jonathan W. Cross - President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature) Jonathan W. Cross

(Name) *please type or print* Jonathan Cross

(Title) President/CEO/CFO/Chairman

(Date) 11-1-05

(Signature) Marico Galloway

(Name) *please type or print* Marico Galloway

(Title) V.P. of A&R Urban/Director

(Date) 11-2-05

(Signature) Jason Clark

(Name) *please type or print* Jason T. Clark

(Title) Vice President of A&R Gospel

(Date) 11-2-05

(Signature) __________

(Name) *please type or print* __________

(Title) __________

(Date) __________

(Signature) __________

(Name) *please type or print* __________

(Title) __________

(Date) __________


3PM
MUSIC
GROUP

PRELIMINARY OFFERING CIRCULAR

THE 3PM MUSIC GROUP, INC.

a Tennessee Corporation
915 Kelley Road Suite B • Memphis, TN 38111 • Phone (901) 432-0009
Email: invest@3pmmusic.com

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission.

Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

Offering of up to 40,000 Units of "3PM Music Stock"

Consisting of 10 Shares of COMMON STOCK &
8 Shares of Series A PREFERRED STOCK redeemable February 1, 2012

Minimum offered:	**Price per Unit: $110.00 before March 1, 2006**	**Maximum offered:**
5,455 Units	*$200.00 on or after March 1, 2006*	40,000 Units

The 3PM Music Group, Inc. (the "Company") is a development stage entertainment management and audio production company that has been specifically organized to aggressively promote and increase the professional music business opportunities of regionally-based record producers, songwriters, recording artists, and business professionals by expanding the music business and recording industry infrastructure in the core market of Memphis, thus contributing to the re-elevation of Memphis' national profile as a record production and artist development center. Think of us as Memphis' Premier Record Company!

The Company hereby offers for sale to the public, a minimum of 5,455 Units and a maximum of 40,000 Units. Each Unit consists of 10 shares of no par value Common Stock initially at $2.00 per share (the "Common Stock") and 8 shares of Series A Zero Coupon Non-Voting Redeemable Preferred Stock each with an initial purchase price of $11.25 per share and a maturity value of $40.00 per share, redeemable February 1, 2012, (the "Series A Preferred Stock"). The initial Subscription price for a Unit is $110.00. This document is an "Offering Circular" that contains important information about the Company and the Offering. ***You Should Read It Carefully Before You Subscribe For Any Units of Shares***. In this document, "you," "your" and similar terms refer to the prospective subscriber reading it, and "we," "our," and similar terms refers to the founder, executive officers, beneficial stockholders, and the Board of Directors of the Company. Some important facts about the subscription offering are listed below:

- The minimum purchase is One Unit at $110.00. We may limit the maximum number of Units that a subscriber may purchase. All funds will be held in an escrow account at Bank of America until we receive subscriptions for at least 5,455 units, the minimum amount offered.
- The gross redemption value of your Series A Preferred Stock per Unit is $320.00 upon maturity. (SEE "Redemption" on page 34).
- The Units will be offered on a best efforts basis directly through our Executive Officers and affiliates. The Offering will end on March 1, 2007, or on such earlier date as determined by the Company. If we are unsuccessful at selling the minimum number of Units by that date, all funds held in escrow will be returned to the subscribers without interest.

THERE ARE SOME RISKS THAT YOU SHOULD CONSIDER BEFORE YOU SUBSCRIBE TO PURCHASE ANY UNITS OF SHARES. THESE RISKS ARE DESCRIBED IN GREATER DETAIL UNDER THE HEADING "RISK FACTORS" WHICH BEGINS ON PAGE 8.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION. HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES EXCHANGE COMMISSION OF ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

	Price to Public (1)	Underwriting discount & Commissions (2)	Proceeds Before Expenses to 3PM Music (3)
Price Per Unit	$110.00 prior to March 1, 2006 ($200.00 on or after March 1, 2006)	$0.00	$110.00 ($200.00)
Total Minimum	$600,050	$0.00	$600,050
Total Maximum	$4,400,000 ($5,000,000)	$0.00	$4,400,000 ($5,000,000)

1. The offering price has been determined arbitrarily by the company.
2. We are not using an underwriter. The Shares will be offered by the Company and sold by our Executive Officers, Directors, and employees. They will receive no commissions or other compensation for this service.
3. Approximately $75,000 in expenses will be borne by the Company in connection with this Offering and will be payable from these proceeds. See "Use of Proceeds"

The date of this Preliminary Offering Circular is October 30, 2005

TABLE OF CONTENTS

No person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Offering Circular and, if given or made, such information and representations must not be relied upon as having been authorized by the Company. This Offering Circular does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which such offer or solicitation is unlawful. Neither the delivery of this Offering Circular nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any date subsequent to the date hereof.

The Company is not currently subject to the informational requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"); however, upon completion of this offering, the Company may elect, or be required, to register under the Exchange Act and file required annual and quarterly reports. The Company does not expect that a public trading market for any of its stock will develop at the conclusion of this offering. See "Risk Factors--Lack of Public Market."

These Units are offered hereby pursuant to a Regulation A exemption under the Securities Act of 1933, as amended ("Securities Act"). The Units have been or will be qualified for sale in Tennessee, Arkansas, and Mississippi.

Executive Summary

The 3PM Music Group, Inc. is the principal identity of a family of brands cultivated and managed by Jonathan Cross Ventures & Holdings Corporation, a Memphis-based music ventures investment and consulting enterprise that develops and manages valuable intellectual property, recording facilities, strategies, artists, songwriters, and production staff for, and for use by, the following two primary music brand families: 3PM Music Group & Avenue J. Productions.

Mission:

Overall, the 3PM Music Group, Inc. (3PM) may be characterized as a vertically integrated production and recording distribution company. We are in the business of *profitably* creating, promoting, and distributing **socially and morally responsible *mainstream commercial music*** and other digital audio content, through in-house artist development, overall talent management, and through the licensing of audio and other intellectual property content. We will accomplish this by utilizing conventional distribution outlets, our own multimedia and internet portals, and via strategic alliances with third party multimedia distributors of intellectual property. The 3PM brands will be known as the ventures that effectively expanded the music business infrastructure in Memphis, thus contributing to the re-elevation of Memphis' profile as a music recording and artist development center.

The 3PM Music Group, Inc. is positioned such that it enjoys significant advantages: 3PM Music Studios, our current state-of-the-art 48-track digital recording facility gives us a competitive advantage. Also, we already have several artists in development and four album/record products near completion. Additionally, a Grammy® nominated, credible production team is already in place. Although we maintain our own recording studio facilities, ***3PM should not be characterized as being in the commercial recording studio business.*** **WE ARE THE MID-SOUTH'S PREMIER RECORD COMPANY!**

Marketing & Promotions Strategy:

In 2006, and 2007, 3PM Music Group will develop and deliver digital audio content on ten artists in the genres of Gospel/Contemporary Christian music, Pop/Adult Contemporary, R&B, Hip-Hop and Country. We will distribute this content through a diverse mix of conventional and emerging distribution outlets.

Therefore, the 3PM Music Group's, Inc. marketing strategy is to utilize an aggressive marketing approach within the core market of Memphis first, to sell credibly competitive recordings, and to promote and publicize 3PM's world-class status as Memphis' premier record production and artist development company by promoting the following positioning statement:

"**The 3PM Music Group, Inc:** ***Premier Production, World Class Entertainment, & Timeless Songs.*** ™"

Background: Observations About the State of the Memphis Record Industry & Music Scene:

During a period when the major record labels have outsourced to independent production companies the most important aspects of the music business – *talent scouting and artist development* – credible talent development within the Memphis music scene has been stagnant at best. This has led to a lack of consistent participation of new Memphis talent on the national music charts. As a result, and in contrast to cities that lack Memphis' music heritage, Memphis has not been a significant player in the regional or national music industries for over twenty years. Over the last ten years, the national music industry has generated $1.3 trillion dollars that Memphis has missed out on. **Furthermore, the Memphis community has missed out on close to a billion dollars in direct corporate revenues and investment to other communities, and to entities and proprietors that just don't exist or live here.**

We see this as Insanity! There are six factors that have created this nonsense! Historically there has been and there remains:

(1) An unhealthy fixation on the past glory of what the Memphis music business was and with those who were in it;

(2) A separation between the artistically talented and the influentially connected and/or well-financed;

(3) Poor, and at times Non-existent, local music industry leadership, and a lack of credible major music industry players and/or a well-defined, well-connected local music industry network;

(4) Misdirected or nonexistent political and financial support of an active, multi-cultural Memphis recording industry;

(5) Unconcerned, exploitation of irresponsible music, artists, and artistic images; and

(6) An exodus of the best of the city's local talents to other cities similar to Memphis to pursue and achieve success.

As a result of these unfortunate realities, it is clear that there is a need for, and that the community should support a locally owned and operated, professionally polished music production and artist management company, i.e. A Memphis-based Record Company.

MANAGEMENT TEAM & BUSINESS PHILOSOPHY

The leadership of The 3PM Music Group, Inc. rests upon the shoulders of the "only" practicing Executive Level music industry professional in the Memphis region who has earned and holds a Music Business Degree from an accredited university. The President/CEO holds a Bachelor of Professional Studies Degree in Business Administration & Music Industry Management from the University of Memphis *(Aug 1996)*. A very tough degree to earn, it is very unique in that it combines the most challenging of the core of courses offered by the music business program of the U of M's College of Communication & Fine Arts with the complete core of business administration courses offered by its Fogelman College of Business, plus all of the courses required for the entrance into the Masters of Business Administration program. All candidates who have been tapped to fill other executive level positions have Music Business or Business Administration degrees.

The management team is advised by a strong Board of Advisors composed of experienced and sophisticated business professionals who are/have been high level executives at Fortune 500, law, investment, and media firms, and major record labels. *(See Management & Directors, page 27 for more information about the team and the Board of Advisors).*

Our Vision: *"A Clear Mental Picture of What Could Be, Fueled By the Conviction That It Should Be!"*

In this new millennium, we see The 3PM Music Group, Inc. as a highly visible and well-branded music production company, known as a business that operates with integrity and exhibits consistent professionalism. It will be seen as the most professional record company in the Memphis regional music industry, as well as one of the best in the national music industry.

Our Basic Philosophy

In order to achieve our Vision, it is imperative that we move past our city's fixation on the past glory of Memphis' previous music business story. Therefore, we have developed and will follow the following basic business philosophy statement:

Our belief is that we should be aggressive, both financially and strategically, in developing and marketing the "*current*" mainstream music talent of this area, as well as in promoting and growing this company. We believe that the Memphis and Mid-South communities need a record company that is strategic and powerful, not another weak "Vanity" or "homeboy" record company. We know that this area needs a record company that can get it done and provide true opportunity for the wide diversity of Mid-South based talent that has not found true music business opportunity for over twenty years. Furthermore, we must be deeply committed to producing artists and records that "all" the people of Memphis and the Mid-South community can support and be proud of, while making sure that the product is commercially viable and profit producing.

We should be music business professionals who are committed to successfully growing a music business that is based on adhering to Principles of Integrity. Committed to open and fair business practices, our philosophy requires that we treat all our affiliates and artists with dignity and respect and craft our contracts so that they are fair and equitable to our artists and other talent.

At 3PM Music, we should hear the future. Our goal should be to make music for today and tomorrow. We should listen ahead. Our business practices must be based on "forward thinking" strategies, not on an unhealthy fixation on the past, as others have done and continue to do. This is our business philosophy.

Impact of Our Vision

As a result of our efforts and the growth of this company, we should have a positive impact on our community: The 3PM Music Group, Inc. will benefit its investment partners and shareholders, its production affiliates, artists and staff, the local and national music industry, and the local community. Investment partners and shareholders will benefit as a result of the increasing value of shareholder's equity.

The artist, production affiliates, and staff of The 3PM Music Group, Inc. will benefit from the company's enhancement of their individual opportunities, repertoire, and industry demand/value. They will have been provided access to the mainstream music industry even though they most likely could not have afforded to have done it on their own.

The local music industry will benefit by being the recipient of increased industry attention on the new Memphis music scene. The national industry will, of course, benefit from the addition of new, exciting, socially responsible musical material.

Finally, a community of youth will benefit by having as credible role models, individuals who have successfully grown a music business enterprise based on *Principles of Integrity*. It will be known to all that we have pursued this mindset to start and grow this business *LEGITIMATELY* in every respect, from initial financing, to excellence in planning and operations.

Market Analysis

Memphis Music Marketplace

For the past twenty-five years, we have seen that in Memphis, there has existed no prominent entity or non-artist individual who has maintained significant major distribution/label affiliation. There is no one who can claim to be the premier presenter, developer, or promoter of new talent. Generally, competitors of 3PM are limited to independent participants who are ill-equipped, ill-advised, under-capitalized, unknowledgeable, unorganized, and/or unaware of the types of talent that the national and international music market place demands. Additionally, these independents lack music business sophistication, professional places of business, financial resources, professional credibility, and marketing muscle. Also, because their business model is not talent development oriented there is virtually no participation by established "for-hire" commercial recording studios.

However, during the last ten years of this same time period, the national record industry has generated over $1.3 trillion dollars in revenues and value. There has been no credible Memphis-based record company significant enough to take advantage of this sizable industry and bring our share home. During this same period, several independents in cities other than Memphis, have been developed, have grown, and have sold for amounts ranging from $10 million dollars to $250 million dollars. Memphis has missed out!

Yet there is hope, 3PM is here! And, the national music industry is still a $12-$13 billion a year industry that is always in search of new talent and new independent production companies and record labels.

We believe that The 3PM Music Group, Inc. will immediately be the only truly professional record production and talent management company with competent leadership, focused vision, capable and reliable in-house production personnel, and practical resources to proactively maneuver into a position of national relevance in terms of cultivating and presenting the diversity of talent from the Mid-South region to the national music marketplace. Our resources, methods of operating, and premier music production capabilities will allow us to limit the availability of the best vocal, songwriting, production, and business talent to other production entities who may seek to copy our success and/or or methods.

Market Definition

Over the last ten years, the national recording industry has generated over $1.3 trillion in revenues. According to the Recording Industry Association of America (RIAA), the overall size of the American recorded music market grew at an astonishing rate, from $6.759 billion dollars a year in 1989 to $14.586 billion in 1999-representing over 100% in growth for that ten year period. Sales held relatively steady at $14.323 billion in 2000, and declined by 4% in 2001. By 2003, album sales had declined by 17%. This trend seems to have begun to reverse itself in 2004: as of the fourth quarter of 2004, overall sales were up 2.5% over 2003 figures.

A highly debatable subject, most established experts and credible observers of the industry attribute this drastic downturn to a number of economic environmental stimuli, including widespread music piracy via direct digital downloading and online file sharing, a weak economy, and an uncertain economic outlook after the most outrageous terrorist attack during a time of peace, and in the aftermath of widely publicized major corporate corruption and its far-reaching after effects.

Internal policies and practices within the mainstream recording industry, i.e. the Big Four distribution companies and their subsidiary labels, as well as those of the complimentary music retail industry, contributed significantly to the sales decline as well. Consumers rebelled against the high retail price of Compact Discs (CDs), inferior songs and performances contained on these CDs, and their perceived arrogance of the major recording industry as it aggressively and publicly sought to restrict the distribution and use of new file sharing technology such as MP3 players, the popular internet-based peer-to-peer networks at the time such as Napster, Kazza, and MP3.com, and its blatant refusal to embrace the MP3, a recording playback format that the consumer obviously felt was an acceptable and listenable format.

Independent distributors of music, however, have not experienced as drastically the affects of this overall downturn. *Billboard Magazine* has reported that during this period, independent record distributors have maintained or even grown market share, and many have experienced double-digit sales increases.

Music Trends: Emerging & Declining Genres

Regardless of the recent decline in overall industry sales figures, not all genres of the music business fairs poorly, and with nearly $12 billion in domestic sales, the record industry remains a very robust segment of America's overall Gross Domestic Product. Of all the musical genres that contribute to such astronomical sales volume, the Gospel/Contemporary Christian, R&B/Urban, and Hip-Hop/Rap genres posted some of the most dramatic sales gains throughout the 1990s, and along with the Pop genre, showed such tremendous growth and stability, that by the end of the decade, these genres combined, rivaled the market share of the Rock music genre.

Individually, each genre significantly challenged the chart position of Country music as well, knocking it down from second to fifth place overall. Referenced sources agree that these trends indicate that there will continue to be increased development of these Urban Contemporary musical products.

The Growth of Christian Music & the Decline of Rock & Country

The growth rate of the Gospel and Religious music genre is as dramatic as the overall industry sales figures are staggering. The popularity and sales of the Gospel and Christian genre of music are increasing at a rapid and stunning rate, while the popularity of some other genres of music is consistently declining. Over the past eight years, new artists, new attitudes, and new sounds have pushed religious recordings up the music charts. In the past two-three years, many Gospel and Contemporary Christian albums have easily achieved previously elusive platinum sales of one million units or more. The Recording Industry Association of America's data shows that Gospel music sales grew nearly 30% in a one-year period from 1997-1998, with a slight decline in 1999. This growth is part of a continuous trend, as Gospel and Contemporary Christian music sales have increased 32% over the past four years and 58% over the past ten years. In 1999, 2000, and 2001, Gospel & Christian music represented $743.8 million, $687.5 million, and $920.6 million in record sales respectively.

In comparison to these increases, Rock and Country, considered to be the most stable genres of music in the recording industry, continued to decline in popularity from 1998-2001, dropping from 32.5% and 14.7% of the market in 1997, to 24.4% and 10.5% in 2001, respectively. This 25% decline in Rock's market share, and the 27% share of the market that Country has lost, is a strong indicator that America's tastes, interests, and concerns are changing and diversifying significantly. An additional fact that makes Rock's decline even more startling is the fact that in 1988, Rock accounted for 46.2% of overall sales. Additionally, in 1998, the Gospel Music Association in Nashville, Tennessee announced that Gospel and Contemporary Christian music is the fastest growing genre and the sixth most popular form of music, beating out jazz and classical.

Stable Genres: Pop, R&B/Urban, Hip-Hop

While Gospel and Christian music is growing rapidly, and Rock and Country are bleeding market share, the Pop, R&B, and Hip-Hop genres consistently maintain a level of stability that allows the professional recording industry observer to make credible decisions about the probability of future profitability from investments plowed into the development and marketing of recorded products within any or all of these genres. Over the past decade, the Pop category varied little and experienced a ten-year high in 2001, garnering 12.1% of the overall market, and strongly standing in position as the number two genre overall. Pop represented $1.663 billion of the overall domestic record sales of $13.740 billion. Both R&B/Urban and Hip-Hop incrementally gained market share over the past ten years, and in 2001, both genres beat out Country, making a strong play for the second place position, with the R&B category being only 1.5 percentage points behind the number two category.

The growth, stability, and overall success of these alternative genres of music in the marketplace have promoted a trend toward an increased development and marketing of these types of music. Consequently, the latest development in major record label practices has been in the outsourcing of music projects in these genres and in the distribution of independently created and produced artists and records.

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The Subscription Offering

General ....

Subscriptions are being offered for a minimum of 5,455 Units and a maximum of 40,000 Units. Each Unit of 3PM Music Stock (the "Unit" or "Units") consists of 10 shares of Common Stock at $2.00 per share (the "Common Stock") and 8 shares of Series A Zero Coupon Non-Voting Redeemable Preferred Stock each with a purchase price of $11.25 per share and a maturity value of $40.00 per share, redeemable February 1, 2012, (the "Series A Preferred Stock"). (See, "Redemption" on page 34). The minimum Subscription price for a Unit is $110.00 if subscribed for prior to March 1, 2006, and $200.00 on or after March 1, 2006. (See "Terms of the Subscription Offering" on page 41 and "Securities Being Offered" on page 34).

Total Maturity Value of the Series A Preferred Stock Per Unit: $320.00

If the Units are purchased prior to March 1, 2006, the Series A Preferred Stock redemption value will accrete (grow) at an annual rate of 23.54%, compounded annually.

If the Units are purchased on or after March 1, 2006, the Series A Preferred Stock redemption value will accrete (grow) at an annual rate of 12.25%, compounded annually.

Shares Outstanding

Common Stock ....

8,200,000 shares of Common Stock were outstanding as of the date of this Offering Circular. After the Offering, this number will increase by the number of shares sold in the Offering, from a minimum of 54,550 shares to a maximum of 400,000 shares. Certain commitments have been made to the promotion underwriters which grant to them a block of stock commensurate with their individual level of initial investment. If these promotion underwriters invest at the maximum level requested of them, then the maximum may increase by an additional 200,000 shares.

Preferred Stock ....

As of the date of this Offering Circular, no Preferred Stock is outstanding. After the Offering, this number will increase by the number of shares sold in the Offering, from a minimum of 43,640 shares to a maximum of 320,000 shares. If the warrants described below are exercised, then the maximum may increase by an additional 96,000 shares.

Warrants Outstanding

The Board of Directors has approved the issuance of warrants to a group of initial investors (the "Promotion Underwriters") who have agreed to financially underwrite the promotion of this Subscription Offering. These warrants give the promotion underwriters, collectively, the right to purchase up to 96,000 shares of Series A Preferred Stock at anytime during the first six months after the release of the funds to us by the Escrow Agent, at a discounted rate of $9.00 per share.

The Incorporating Directors Have Established Terms for the Subscription Offering

The Subscription Offering will end on the earlier of March 1, 2007, or the date on which we have received the subscriptions for the maximum number of Units being offered. We may choose to extend the offering for an additional 90 days at our discretion. We also may terminate the subscription offering on an earlier date, or withdraw the offering completely, at any time without notice. We will hold each subscription that we receive in the offering until we accept it, reject it, or accept it in part and reject it in part.

You may not alter or withdraw your subscription. And, unless and until the subscription offer is terminated or withdrawn, no refunds will be made to you.

Unless subscriptions and full payment for at least 5,455 Units have been received and accepted by 5:00 p.m., local time, on March 1, 2007 (or if the offering is extended, by not later than June 1, 2007), the subscription offering will terminate, all subscriptions that have been received will be cancelled, all subscription payments will be returned without interest, and no Common or Series A Preferred stock will be issued.

The minimum subscription that we will accept per subscriber is for 1 Unit, and we reserve the right to limit the number of Units for which you or any other person or group may subscribe. We may waive those restrictions as to any purchaser and we may, at our discretion, and for any reason, refuse to sell Units and/or shares to any particular individual or group.

After you have subscribed for a minimum of 1 Unit, you may, from time to time, subscribe for, and purchase Half-Units to go along with that Unit. We also may modify the terms of the subscription offering without notice. (See "Terms of Subscription Offering" on page 41).

All Subscription Funds Will be Held in Escrow

Bank of America, NA at 6060 Poplar Ave will act as our "Escrow Agent" for the subscription offering. All payments received will be deposited with the Escrow Agent. The Escrow Agent will hold those funds in an interest-bearing escrow account and will not release them to us until after:

- Subscriptions are received, together with full payment in collected funds of 100% of the per Unit purchase price, for at least the minimum number of Units of the Company's Common and Series A Preferred Stock being offered (5,455 Units); or
- The Company satisfies to the Escrow Agent that it has capitalized the Company with other funds, and that when these other funds are added to the collected funds held in escrow, the combined sum of the collected funds and other capital funding is at least $600,000.

In the unlikely event that either of these conditions is not satisfied, or if we reject your order or withdraw the subscription offering for any reason, the Escrow Agent will refund your payment to you, without interest and with no deduction for expenses. (See "Terms of Subscription Offering" on page 41).

Use of Proceeds............................

The proceeds of this Offering will be used for the following purposes:

- **First**, to repay the Promotion Underwriters the funds that they have advanced to the company to pay for the offering expenses associated with this offering;
- **Second**, to fully economically empower the Company's affiliate master producers and production staff so that they may produce commercially viable digital audio content through effective time management, using our extensively equipped in-house digital recording studios;
- **Third**, to aggressively promote the 3PM brand while marketing and distributing traditional and multimedia audio content via a variety of distribution channels and promotion outlets;
- **Fourth**, to engage third-party promotions teams and firms, including independent radio promoters and internet marketers to initiate and maintain consumer demand for our content products; and
- **Finally,** to cover first year growth and operating expenses.

How to Subscribe for Units next page:

How To Subscribe For Units of 3PM Music Stock

If you decide to subscribe for Units of the Company's Common & Series A Preferred Stock, you should complete one copy of the Subscription Agreement attached at the back of this Offering Circular and forward it, together with full payment of $110.00 for each Unit you wish to purchase -- if you are purchasing before March 1, 2006, or $200.00 per Unit if purchasing after February 28, 2006-- to the Company at the address listed in that form. (See "Method of Subscribing" on page 42 and Subscription Agreement on page 50).

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Risk Factors

An investment in the Company and or its affiliates involves certain risks, including the Company's initial dependence on essential employees, the success of management in achieving its goals, and/or other factors. The Company may or may not be able to sufficiently manage these risks. To the extent that any of these risks manifest themselves in a way that the Company is unable to sufficiently manage them, these risks may result in a substantial loss on your investment.

The top material business risks that The 3PM Music Group, Inc. faces as it begins to expand into record product development and the music production studio/production services market are discussed in some detail below:

1. **This is a New Business – We Have No Operating History and Have Not Earned any Revenues:** The 3PM Music Group, Inc. was incorporated in March 2005, and has not completely commenced the full scope of its intended operations. The Company is subject to all of the business risks and uncertainties associated with any new business, including the risk that it will not achieve the objectives of management and that the value of your investment could decline substantially. Our success is subject to all of the risks inherent in the establishment of a new business enterprise, and specifically, a music business enterprise, including the absence of a substantial operating history. To date, we have not generated any significant revenues from operation.

   The success of the company is dependent upon the success of management in promoting a productive music atmosphere and strategically aligning the company with significant distribution and/or financing.

   The likelihood of our success could be affected by the problems, expenses, complications and delays frequently encountered during the development and expansion of any new business as well as the competitive environment in which we will operate. Many recording companies incur modest to substantial initial expenses and may or may not be profitable in the first year of operation, and, in some cases are not profitable for several years. There can be no assurance that the company will ever operate profitably. Therefore, no one should subscribe for Units unless he or she is in a position to lose the entire amount of his or her investment.

2. **The Company is Dependent on Key Personnel.** The Company is, and for the foreseeable future will be, dependent on the visionary leadership and services of Jonathan W. Cross, II. Mr. Cross is the President and Chief Executive Officer of the Company. If for any reason, Mr. Cross is unavailable to provide the visionary leadership and quality services expected of him, the Company could be subject to significant adverse impact. Furthermore, failure to replace him promptly, with a qualified music business professional, should his services become unavailable, could have a material adverse effect on the overall leadership and vision of 3PM as well as affect the solidity of key industry contacts of the Company.

   The Company is also dependent upon the creative and competent production skills and abilities of three key Master Producer record producers: (i) Grammy® nominated producer Jason Clark; (ii) Marico Galloway; and (iii) Roderick Vester. There can be no assurance that these particular producers will avail their significant skill sets, abilities, and resources to the Company. Failure to infuse comparable production talent within our production system should either of these gentlemen become unavailable could affect the Company's ability to define new music trends within the industry.

   To minimize these risks to the Company, we will use key-man insurance.

3. **The Company may face resistance and competition from historically prominent local music legends.** One of our greatest obstacles as we expand in the Memphis music business marketplace is our city's unhealthy fixation on the past glory of what the Memphis music business was and with those who were in it.

   In the Memphis region, and for the past 25 years, our type of activities has been attempted by historically prominent, regional music legends. Unfortunately for Memphis and its talent pool, and evidenced by their lack of an ability to place young artists, songwriters, and producers on the national music charts, most of these legends have not kept in touch with the reality of today's modern music sounds, trends, and/or business practices. Yet, they are a threat in that they often have both the eye and the ear of the major media outlets, as well as influence with prominent politicians and the business elite. Additionally, they have tended to be hesitant to step gracefully to the side and allow a new generation of music business professionals and artists to emerge in Memphis. **We anticipate that they may resent our efforts, attempt to discredit us and our methods, and/or not cooperate with us.**

   Our publicity efforts and music business achievements, therefore, *must* outshine the legacies of these individuals. The potential misdirection of media attention and/or the noise that their music business involvement creates within the local music business and media environment, cannot be allowed to overshadow the professionalism and competence of our business, the quality of our managed and developed talent, the quality of our musical products, and significance of our achievements.

4. **Initiatives of the Memphis Music Commission May Adversely Create Increased Competition**. The Memphis Music Commission and the Memphis Music Foundation have recently announced that efforts to attract established music business outsiders to Memphis are under way. Their emphasis seems to be on growing the Memphis music business by using outsiders, instead of by aggressively assisting the capable homegrown entrepreneurs and companies that have worked for years expanding the music business in Memphis, while cultivating the production and artist talent from this area. These organizations may choose to more aggressively assist these new record industry transplants by providing financial incentives, tax breaks, venture capital, and free publicity at a level greater than what it may provide the Company. Furthermore, these organizations may not provide any cooperative assistance to the Company, in an effort to make the fruit of their recruitment efforts seem more successful. These efforts and the commission's positional strategies may hinder our ability to become the number one record company in the region.

   Additionally, other entities may look at the Company's successes, modify their operation and marketing practices, and attempt to enter the same market. This could potentially limit the available talent pool.

5. **Initially, We Will Be Dependent On Third Party Distribution Companies.** The success of the Company will initially be dependent upon obtaining third party distribution from a significant independent or major record distribution company. Failure to secure adequate distribution of product could adversely affect our sales potential and overall market penetration.

6. **Broadcast Radio has become a loosely regulated business**. Easy access to the radio airways cannot be guaranteed as a result of corporate consolidation of broadcast outlets under large corporate conglomerates. Additionally, promotional fees paid to independent promoters may become overly inflated, and therefore limit their use as a part of the Company's promotion and marketing strategies.

7. **Initial expansion cost requirements**. The addition of key personnel and expanded promotional and marketing efforts will create a period of negative cash flow outlay prior to introducing tangible saleable compact disc and other media products to the marketplace.

8. **Artists and other production talent may become unavailable or unmanageable.** If key recording artists and/or production talent in whom we have invested become physically incapacitated, mentally unstable, legally restricted, or otherwise unavailable to us, such that we may not complete the production and/or promotion process, then we may be unable to recoup the time, capital, and effort invested in them and their career as a commodity. When appropriate, we will use key-man insurance policies to protect our interests in this regard.

9. **Decline in music industry growth and outsourcing**. The changes in demand as a result of music industry mergers, acquisitions, major label cutbacks and new company entrances into the market could adversely affect the Company's margins and volume.

10. **Online Music Piracy**. The expansion of online music piracy is of great concern, as it may restrict overall profit potential as a result of music theft. However, recent trends in the expansion of legitimate pay to download web sites have seemed to indicate that there will either be a technological advancement that will sufficiently combat this or a legislative solution that will create a very defined method of restricting unpaid distribution of music online. There can be no assurance, however, that these trends may come to fruition or continue to progress in a manner which will be favorable for the Company.

11. **Technological innovation and decreases in equipment costs**. This risk exists based on the affordability of various new products that music instrument manufacturers introduce to the market. Serious decreases in price could affect our access to new artists as others may enter into the market and reproduce our efforts or create their own musical products with much less cost or overhead than the Company.

12. **General State of the Economy**. The potential environmental risks affecting The 3PM Music Group, Inc. include the general state of the economy, which directly affects the amount of discretionary income that people have to devote to the purchase of musical products and services. The Company has no control over these risks. The best strategies for 3PM are (i) the creation of intellectual properties that generate residual income and, (ii) the negotiation of long-term production deals, and favorable royalty percentages.

13. **There will be Immediate and Substantial Dilution to Investors.** If you buy any of the Units being offered by the Company, you will experience immediate and substantial dilution in the net tangible book value in the amount of $1.90 per share of Common Stock if the Maximum is raised and $1.99 per share of Common Stock if the Minimum is raised in this offering. Your ability to recoup your investment and to obtain a return on your investment in the Common Stock portion of this investment will depend on a number of factors, including the Company's plans for growth and its success in carrying out its business plan. There can be no assurance that we will be able to grow as anticipated; if we do not, the net tangible book value per share of Common Stock may not achieve levels equal to or greater than the offering price of $2.00 per share. See "DILUTION", below.

14. **We Have Arbitrarily Determined the Purchase Price for the Units.** There is no known public trading market for the Common Stock or the Series A Preferred Stock, and the price of the Units offered hereby bears no relationship to the assets, book value, net

worth or any other recognized criteria of value of the Company. The offering price of the Units was determined arbitrarily by management of the Company, and should not be considered as an indication of the actual value of the Company. We set the Offering price at an amount we believe will achieve our goal of capitalizing the Company at a level that we think will be adequate to support our record production and marketing operations. Among other things, we also considered the amount of dilution to you as an investor and to what we believe to be the small level of gross risk represented by the minimum investment level. You should make an independent evaluation of the fairness of such price.

15. **The Jonathan Cross Ventures & Holdings Corporation and principal shareholders will continue to control the company.** The Jonathan Cross Ventures & Holding Corporation, together with Jonathan Cross, a founder and director of the company, beneficially own 73%, and Jason Clark and Marico Galloway, beneficially own 24% of the outstanding Common Stock. Regardless of how many shares are sold in this Offering, they will be in a position to elect all of the Company's directors and to control the policies and operation of the Company. See "Management" and "Principal Shareholders."

16. **Lack of Public Market.** Prior to this Offering, there has been no public market for the Units of the Common Stock or Series A Preferred Stock, and none is anticipated to develop in the near future. It is unlikely that a regular trading market will develop in the near term or that, if developed, it will be sustained. In the event a regular public trading market does not develop, any investment in the Company's Units would be highly illiquid. Accordingly, an investor in the Units may not be able to sell the Units readily, if at all.

    The securities offered by this Offering are subject to an exemption from registration under federal law, pursuant to Regulation A under the Securities Act. As a result, following the completion of this Offering, the Company will be considered as a "non-reporting" issuer whose securities are listed or subject to regulation under the Exchange Act. The vast majority of broker-dealers generally do not engage in the sale or trading of securities of a "non-reporting" issuer. Accordingly, until and unless the Company grows in size to the point at which it must, or voluntarily elects to, register its securities under the Exchange Act, it is likely that the Company will develop very little, if any, secondary market trading support. Investors should recognize that until that time, if at all, a trading market is unlikely to develop in the Company's securities.

    For the foregoing reasons, among others, it is not anticipated that a public market will develop for the purchase and sale of the Units in the near future, and the Units may not be readily acceptable as collateral for loans. Consequently, if as a result of some change in the circumstances arising from an event not now contemplated, an investor wishes to transfer the Shares owned by him, he may find he has only a limited or no ability to transfer or market the Shares.

17. **Dividends.** The Company has never paid dividends and has no intention to pay dividends. The Company presently intends to retain earnings for use in its business. Additionally, the Company expects to fund a portion of its future expansion through debt or equipment financing, or both, and a condition of such financings may prohibit the payment of dividends while the debt is outstanding. Therefore, investors should purchase Units with the understanding that management's goal is to build value by increasing the scope and size of the business, which goal may preclude the payment of dividends.

18. **There may be adverse United States Federal Income Tax consequences to you as a result of the "zero coupon" nature of the Series A Preferred Stock.** The Company believes that holders will be deemed, for United States federal income tax purposes, to receive a series of constructive distributions accruing on a constant yield basis over the term of the Series A Preferred Stock, even absent actual cash distributions by the Company. Those distributions generally would be taxable to holders as dividend income to the extent of the current or accumulated earnings and profits of the Company. At present, the Company has no current or accumulated earnings and profits and may not have earnings and profits in the very near future. Thus, until the time when the Company has earnings and profits, holders will not be required to report dividend income in respect of constructive distributions on the Series A Preferred Stock.

DILUTION

The price per share of the Common Stock offered hereby, on a per share basis, is higher than the prices paid by officers, directors, promoters and affiliates of the Company for shares purchased by them since incorporation.

Since 1998, the Company's founder, Jonathan Cross has invested $500,000 in time and cash resources on the development of the company's state-of-the-art recording facilities and business operations system, as well as for the procurement and development of an initial stable of top-notch record producers, mainstream recording artists, and intellectual properties in the form of an extensive song and production library. Jonathan Cross manages these assets through the Jonathan Cross Ventures & Holdings Corporation and has assigned his interests in the intellectual properties, exclusive recording agreements and publishing contracts, which he holds, to the 3PM Music Group, Inc. in exchange for six million (6,000,000) shares of the Company's Common Stock.

On August 31, 2005, the Company's net tangible book value was $0.00 or $0.00 per share of Common Stock. Assuming no changes in net tangible book value after August 31, 2005, the Company's pro forma net tangible book value would increase to $800,000 or $0.09 per share if the maximum of 40,000 Units or 400,000 shares of Common Stock is sold, or $109,100 or $0.0132 per share if the minimum of 5,455 Units, or 54,550 shares of Common Stock is sold. Dilution to new investors would therefore be $1.91 per share if the maximum of 400,000 shares of Common Stock is sold. In the event that the minimum of 54,550 shares of Common Stock is sold, the dilution to the new investors would be $1.99 per share. The ability of new investors to recoup their investment and to obtain a return thereon will depend on a number of factors, including the Company's plans for growth and its success in carrying out its business plan. There can be no complete assurance that the Company will grow as anticipated; if it does not, the net tangible book value per share of common stock may not achieve levels equal to or greater than the offering price of $2.00 per share of Common Stock.

The following table summarizes the difference between the number of hares of Common Stock purchased from the Company, the consideration paid, and the average price paid per share by the existing shareholders and by the new investors, if the Maximum Shares are sold and if the Minimum Shares are sold:

Sale of Maximum Shares

	SHARES PURCHASED		TOTAL CONSIDERATION		
	Number	Percent	Amount	Percent	Average Price/Share
Existing Shareholders	8,200,000	95%	Intangible Assets ($880,000)	52.38%	$0.11
New Investors	400,000	5%	$800,000	47.62%	$2.00
Total	8,600,000	100%	$800,000	100%	$.093

Sale of Minimum Shares

	SHARES PURCHASED		TOTAL CONSIDERATION		
	Number	Percent	Amount	Percent	Average Price/Share
Existing Shareholders	8,200,000	99.34%	Intangible Assets ($880,000)	88.97%	$0.11
New Investors	54,550	.0066%	$109,100	11.03%	$2.00
Total	8,254,550	100%	$109,100	100%	$0.0132

At the conclusion of this Offering, assuming the Maximum Shares are sold or the Minimum Shares are sold, the pro forma net tangible book value to the existing shareholders and the decrease in that tangible book value to investors in the Offering are summarized in the following table:

	Maximum Proceeds	Minimum Proceeds
Offering Price per share	$2.00	$2.00
Net Tangible Book Value per share at August 31, 2005	$0.00	$0.00
Increase per share attributable to purchases by New Investors	$0.09	$0.0132
Pro Forma Net Tangible Book Value per share after this Offering	$0.09	$0.0132
Dilution of Net Tangible Book Value to New Investors	$1.91	$1.99

Plan of Distribution & Other Miscellaneous Items

We have set the terms of the subscription offering as a matter of general policy only, and we may change the terms (other than provisions for the return of funds to subscribers if the conditions of the subscription offering are not satisfied) at any time without notice. The Units are being offered on a best efforts basis directly by the Company through its Executive Officers, affiliates, advisors, and directors. They will not receive any compensation for such services.

We will concentrate our selling efforts in the Tri-state area surrounding the Memphis Metropolitan Area, including parts of West Tennessee, East Arkansas, and North Mississippi. The Company plans to market its Units directly to the public residents of Memphis and the surrounding metropolitan areas and states. However, we also will offer and sell Units of the Company's common and Series A Preferred Stock to investors and companies elsewhere in these states and in other states where the stock may lawfully be offered and sold, who have been identified by the Company's directors, officers, affiliates, or stockholders as being potential investors; or who belong to a discrete group of high net worth investors who the Company believes would be interested in a music business investment.

The Company expects to run aggressive advertising on local broadcast media outlets, especially television and radio. Additionally, the Company expects to place tombstone advertisements and circulars in investor publications such as the Memphis Business Journal and in other newspaper outlets such as The Commercial Appeal, The Memphis Flyer, and similar publications. The Company also plans to publish the Offering Circular and the Offering Statement and its Exhibits on the World Wide Web, at **www.3pmmusic.com.**

We currently do not intend to use the services of an underwriter, broker-dealer or sales agent to conduct the subscription offering. However, we reserve the right to do so if we consider that to be necessary or desirable in order to complete the subscription offering successfully. If we use outside services of that type, the expenses of the subscription offering could be substantially increased as a result of the payment of sales commissions.

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The following discussion of the Company's business contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under "Risk Factors" and elsewhere in this Offering Circular.

DESCRIPTION OF BUSINESS

The 3PM Music Group, Inc. is a vertically integrated production company operation. We make records! More specifically, we are in the business of *profitably* creating, promoting, and distributing *commercial mainstream music* that is socially responsible. **We develop artists in-house, manage production and songwriter talent, and license audio and other intellectual property content.** We accomplish this by utilizing conventional record distribution companies and retail outlets, our own multimedia and internet portals, and via strategic alliances with third party multimedia distributors of intellectual property.

So that we can develop our digital recordings proficiently, efficiently, and productively, we maintain state-of-the art digital recording facilities, production staff, and in-house artists. We sell these recordings and other content to end users, both at the wholesale and retail levels. **Combined with our internet and multimedia distribution strategy, we take our product from inception directly to the end user** – without being hindered or slowed by third party constraints and costs, and deliver it to the market place. Our digital content flows within the following product and distribution matrix.

3PM MUSIC GROUP PRODUCT CYCLE & DISTRIBUTION MATRIX


EXTERNAL CREATIVE SERVICES
INTERNAL
DIGITAL PRODUCTION STUDIO
PRE-PRODUCTION
DIGITAL PRODUCTION
COMPLETED PRODUCT
DIGITAL SATELLITE STUDIO
3PMMUSIC.COM
DIGITAL LIBRARY
HARD INVENTORY CATALOG
EXTERNAL
DIGITAL DISTRIBUTION
TRADITIONAL PHYSICAL PRODUCT DISTRIBUTION
DIRECT SALES TO END USER CONSUMER
END USER DIGITAL LICENSE
DIGITAL DISTRIBUTOR
I.E.
ITUNES
RHAPSODY.COM
PRESSPLAY.COM
AMAZON.COM
CD MANUFACTURER
THIRD PARTY DISTRIBUTOR
JOBBER
ONE STOP
TRADITIONAL

Sources of Revenue

The primary drivers of financial performance for any company in the record production and music publishing businesses are the sale and licensing of intellectual properties (music) in both tangible and intangible forms. As shown above, management intends to boost our sales and music licensing penetration by distributing our audio recordings using a diverse mix of conventional retail and emerging multimedia distribution outlets. We will offer our content in a multiplicity of configurations including traditional compact discs as well as MP3s and other intangible digital audio formats. Our most conservative run of financial projections indicate that our production and marketing activities will generate gross profits of $799,942 within twelve months, growing to $4,815,216 in year two.

Regardless of the specific characteristics of the intellectual properties licensed and/or distributed, the types of revenue recognized by modern recording companies are substantially the same, although the gross amounts may vary widely:

1. Sales of Audio Recordings: When one really considers the insatiable desire that the general public has for new music, the scope of the market potential comes into focus. The fact is that people enjoy discovering new music and new artists that speak to them. Relatively inexpensive in contrast to other more consumable entertainment alternatives, people continually add new music to their collection as they begin to temporarily bore of the music that they already own. In recent years advances in record production techniques, as well as market pressures, have made CDs more affordable, often driving the retail price of music below ten dollars.

   A. Conventional Record Sales of Compact Discs: The pricing of our traditional hard recording products (CDs) will be extremely competitive and will be determined first and foremost by our overall development, production, promotion, and overhead costs. However, our pricing policies will reflect our sensitivity to the consumer's rebellion against what is currently perceived as inflated pricing policies by the current recording industry distributors and retailers. Therefore, we will monitor our costs closely so that we may offer a very musically competitive record product at a very fair price.

   Analysis of the marketplace indicates that a maximum suggested retail price of $12.99 is about all that the consumer market will bear before the drive to illegally procure recordings really sets in on a widespread basis. Therefore, our suggested retail prices for products sold through third party conventional and multimedia distribution networks will range from $9.99 to $12.99. For financial modeling purposes, management is assuming a wholesale price of $8.00 for Conventional Record Sales. The total conventional record sales revenue objective for the twelve months after this offering is $1,218,725.

   B. Internet & Multimedia Sales: Trends affecting the way that many consumers procure music have driven the marketplace to introduce new models of delivering digital audio content securely and profitably. Where many have viewed the increase in music downloading as a threat to the overall recording industry, we view it as a tremendous opportunity that illustrates what the quintessential and true potential of the Internet is. Several services and business models have emerged, but the most exciting however, are Apple's I-Tunes Music Store and the mobile telecommunications industry, including Nokia, the world's largest cell-phone manufacturer.

   Whenever possible, we will promote and sell our recorded products directly to the consumer. In addition to selling hard product we will sell directly to the client via direct internet and multimedia digital downloads. Our strategy is to direct the mainstream music consumer to 3PMMUSIC.COM, our Internet portal where they will be able not only to view our artists and listen to samples of our recorded product, but also purchase at aggressive price points, and in a fashion similar to that of Apple's I-Tunes Music Store, whole album projects and singles that may to be shipped via mail or purchased as a digital download only. Should they choose to receive a hard copy via mail, we will aggressively publicize the fact that, within seconds of the confirmation of their online or telephone order, the customer will be able to download full length digital audio files of the purchased product as well, in a format of their choice, therefore providing immediate gratification and convenience.

   Pricing for recordings sold directly by us either as digital downloads or by other more traditional means will range from $8.00-$10.00 for full-length CD projects and $.99 -$8.00 for singles and extended play recordings. The minimum internet and multimedia sales revenue objective for the twelve months after this offering is projected to be $138,268.

2. Music Publishing: Mechanical Licenses and Performance Rights Revenues: Music publishing has always been considered as the real long-term music business revenue generator. As a residual income, it is driven by several revenue streams including immediate and long-term record sales, radio airplay, live performances, and use in television and video media, films, dramatic productions, commercials, and computer games. Music publishing activities handled by our two music publishing companies (3PM Publishing & Avenue J Publishing) will allow us to complete our multifaceted approach to filling the void that presently persists in the non-existent Memphis music industry infrastructure.

   Every producer, production affiliate, and artist that is associated with The 3PM Music Group, Inc. will enter into a publishing agreement with one of our publishing companies in one form or another. We will actively attract other writers for affiliation as well. We will market songs and compositions that we acquire to other entities both regionally and nationally, as well as utilize them for our in-house artist development where appropriate. It is also conceivable that much of our staff's production activities will create music that can be marketed outside of the company for substantial profits derived from opportunities to place music in commercials, on radio, television, in videos, games, etc. The minimum revenue objective for the twelve months after this offering is $141,235, which is an extremely conservative projection.

3. Master Lease Fees: The use of audio recordings in films, on compilation albums, as ring-tones on mobile phones, and in other formats that require the use of the actual master recording is accomplished by issuing a negotiated license for the use of the record company master. As a recording becomes popular or if it is suitable for a specific purpose, then revenue generating opportunities manifest themselves. It is impossible to accurately predict the demand, however, the greater the popularity, the higher the probability of a issuing a license that will generate as Master Lease Fee. Therefore, management has not included it in its financial model for 3PM's growth.

4. Talent Management Fees: Outside Artist and Producer Management will be handled by The 3PM Entertainment Management Company division. Again, the visibility and prominence of the company will be enhanced as we proactively seek and promote the careers of established artists and up-and-coming music producers. This will significantly support our overall efforts to be seen as a company of prominence and ability within the Mid-South region. Additionally, as we cultivate and increase opportunities for our contracted clients we will generate revenues ranging from 10%-20% of their net revenues. This revenue stream has not been included in our financial models.

All of our activities have the ability and potential to create ***residual*** income!

Business Model & Operations Strategy

Our business model is a consortium-like proprietary methodology that is unique to Memphis, and we have designed it as a result of observing, analyzing, and adopting many of the favorable characteristics of successful independent music businesses in other cities in the country, namely Atlanta, Philadelphia, New York, Orlando, Seattle, Minneapolis, New Orleans, St. Louis, and Houston. **In many instances, many of these independent companies have only been five to ten years old, yet their true worth is realized when they are literally sold for hundreds of millions of dollars**. Unfortunately, in Memphis, past aspiring music business entrepreneurs and, therefore by extension, the banking, venture capital, and business communities of our city have been unknowledgeable about the successful tactics used by prominent independent production and record companies that are located in these other cities.. Substantially documented, our approach of developing and marketing several artists, at once, is a tried and true one.

Business Model: A Proprietary Methodology

Our vision is to attract, cultivate, and empower the most capable production talents, songwriters, and vocalists in Memphis and the surrounding area. Our business model fulfills this requirement through the creation of joint venture production entities with individual producers. We call these joint ventures "*Production Affiliates.*" This approach makes The 3PM Music Group, Inc. **A True Musical Consortium** and is best expressed by the following diagram:



Production Company C 3-5 Artists
Production Company B 3-5 Artists
Production Company D 3-5 Artists
50/50 Joint Ventures Between Producer & 3PM Music Group, Inc.
Production Company A 3-5 Artists
Production Company E 3-5 Artists
The 3PM Music Group, Inc. Assets:
3PM Recording Studios
Corp. Staff & Facility
Record Label Entities
Publishing Co.
Management Co.
3PM Image & Goodwill
Direct Ownership by 3PM Music Group, Inc.
Avenue J. gospel!
3PM/Aspen Records
3PM Music Studios
3PM Talent Management
3PM Music & Gladstone Music Publishing

These joint ventures efficiently expand the development opportunities of the aforementioned talents and afford us a large and credible talent pool to be leveraged and commercially marketed. It is important that you do not underestimate the significance of this business model and the production affiliates. **This approach is unique in Memphis.**

Our business model effectively creates a music factory that greatly increases the probability of credible music business success for the individual participants as well as the company. How? It is clear that by proactively and efficiently promoting the development of so many talents, i.e. producers, vocalists, and songwriters, that the success of the company hinges not on any one individual artist and/or recorded product. In fact, this approach increases the long-term success of every individual artist, and makes The 3PM Music Group a **digital audio content powerhouse**. *This means that our company operated record labels are guaranteed credible artists with credible recordings.* **Our business process and model makes the company very attractive to outside distributors, publishers, major labels/distributors, and emerging multimedia content distributors.**

Talent Procurement

This is how the *3PM Consortium* works: The joint venture "*Production Affiliates*" that 3PM forms with carefully selected professional level music producers are responsible for aggressively, yet discriminately, finding and developing three to five vocal talents over a nine to eighteen month time period. How are these production entities able to attract these potential American idols? It's quite simple. They leverage the entire assets of The 3PM Music Group, Inc. as their own. The recording studio facilities, the staff, the record labels, the management and publishing companies, and the power of the 3PM brand name are all at the disposal of these *Production Affiliates*, and The 3PM Music Group, Inc. will stand as the powerful, well connected entity driving them.

The simplicity of our business model and operating concept is obvious, yet it is unique within our core market of Memphis, and will prove to be a very effective and profitable approach for our company. Upon a close examination of its attributes, it becomes readily apparent that the model itself creates a business structure that is not at all like the traditional pyramid of most business operations. As a result, it does not have any of the negative attributes of such businesses, namely motivational challenges, redundancy of assets, staffing challenges, etc. In fact, it combines the most attractive aspects of the franchise and network marketing business models with elements of the renowned "Hub & Spoke" model of companies such as the Federal Express Corporation.

Operations Strategy: Company-Owned Entities

Proprietary information is available to evaluators upon signature of a Non-Disclosure Agreement.

Above promoting any one artist individually, it is most important for the success of the company and the future of its artists that the 3PM and Avenue J. brands and their subsidiaries are recognized highly within the recording/music industry. Therefore, the primary product of The 3PM Music Group, Inc. is the company itself. Our goal and complete approach to achieving success within the music and recording industries is simply that we market the company's status as the entity, within Memphis as our core, where legitimate talent is professionally located, cultivated, recorded, and promoted.

As a result of this unique approach to becoming Memphis' "*premier*" record company, The 3PM Music Group, Inc. currently has plans to maintain and market several distinct divisions/entities under The 3PM Music Group, Inc. and Avenue J "Brands." These divisions will include a variety of record label imprints, music publishing companies, a management company, and a branded internet distribution portal, **3PMMUSIC.COM**. These entities will allow us to flexibly and effectively accomplish the tasks of Artist Production & Development; Artist and Producer Management; Music Publishing; and Talent & Record Promotion. In addition, this approach allows us to more appropriately allocate and protect the company's assets.

The rationale is three fold:

1. This approach allows us to distinctly market different genres of music without offending others or confusing others as to our intent, music production capabilities, or artistic culture;

2. We maintain greater contractual flexibility with manufacturers, distributors, and major record labels in negotiations for production deals, exclusive pressing and distribution deals (P&D Deals), and nonexclusive multimedia outlet distribution channels; and

3. It enables us to sell, merge, or enter these distinct record labels into joint ventures with major record companies without selling the assets of the entire company or temporarily/permanently suspending or ceasing all operations. We maintain our capacity and ability to start up additional labels should we so desire.

Using this approach, we intend in 2005-2006, to develop, release, and promote recorded product on five to seven acts from our Gospel/Contemporary Christian label, Avenue J. gospel!, and five to seven acts from our Pop/Adult Contemporary/R&B/Country record label, 3PM Records. Initially, the talent categories for these two labels will be as follows:

Gospel/Contemporary Christian

Avenue J. *gospel!*

Talent Categories

- Choir/Ensemble
- Male Vocal Group
- Male Solo
- Female Vocal Group
- Female Solo
- Male/Female Duet
- Gospel/Christian Band

Pop/Adult Cont/R&B/Country

3PM/Aspen Records

Talent Categories

- Male Vocal
- Female Vocal
- Mixed Gender Group
- Male/Female Duet
- Band (optional)

It is specifically our goal to promote these records in such a way as to maximize sales, but also to attract significant attention to the success of these releases and to the distinct labels on which they are released. With this in mind, as we increase the market penetration of our recorded products, major record labels and distribution entities will take notice of our efforts and success. We anticipate that after selling five to ten thousand recorded units through independent distribution outlets and through **3PMMUSIC.COM**, our direct sales channel, our efforts will attract the necessary attention that will enhance our ability to garner promotional commitment, regionally and nationally, from major manufacturing, distribution, and/or internet and multimedia outlet firms to manufacture and/or distribute our records and songs to end users and consumers. Additionally, should we desire, we anticipate being able to acquire major label Production Deals that will provide recording funds and overhead allowances for each distinct record label entity.

Products Already In Development

Jonathan Cross has previously commissioned and developed four commercially competitive record products that will be used as the initial product releases for the newly incorporated 3PM Music Group, Inc. Additionally, there are other artists already in development, whose contracts have been assigned to the company. Therefore, after the offering is completed, there will be minimal delay in introducing ground-breaking music recordings into the marketplace. To date, greater than $200,000 has been invested by Jonathan Cross in creating and developing these record products.

Talent Development

Promoting in-house talent development and management is the main goal of The 3PM Music Group, Inc. This activity consists of the company and its *Production Affiliates* locating and providing professional direction to recording artists along with the production of Master recordings for the purpose of releasing recorded products to the public via 3PM owned record labels or for the purpose of presenting projects collectively and individually to major distribution/record companies for pressing, distribution, and promotion.

In consideration for these functions, our artists sign exclusive production/recording agreements with the company and/or its affiliate on terms that are fair both to the artist and the company. These agreements obligate the company to timely create and release record product on the artist and to timely pay the artist(s) a fair royalty rate. The artist grants the company exclusive rights to his/her services as a recording artist for the term of the agreement. The controlled development of in-house artists will prove to be extremely lucrative.

Every artist who affiliates with the company or a production affiliate contractually for production and development will be developed and groomed by The 3PM Music Group, Inc. in a manner similar to the method originally used by Motown Records. Upon completion of their individual recorded project, we will determine through which of our record label entities, if any, the project should be marketed and released by us. This approach is the backbone of our plan to grow and make attractive each individual company label entity with autonomy. Therefore, the role of the record label entities is simply to provide a valuable and marketable vehicle through which to market talent.

Should we decide not to assign a particular artist's project to a company-owned record label, we will actively work to sell or promote their project and/or exclusive recording services to other significant music industry companies and distributors for a substantial fee.

Marketing: Sales & Corporate Branding

Sales Strategy (Recordings and Audio Content)

Our overall marketing strategy and regional promotion strategy will be a complex effort that begins with credible recorded product development and includes efficient and effective product distribution, publicity, radio and other media promotion, sales promotion, live performance, branded merchandise, television appearances, advertising, cross-promotion, and co-branding efforts.

We will sell our recording products to the regional and national consumer in a multiplicity of configurations and through a variety of distribution, retail, and multimedia and internet outlets by utilizing a number of promotion techniques to establish multiple revenue streams. In many cases we will take our product directly to the consumer, thus enhancing the public's awareness of the recorded product and increasing sales as a result of continued impressions within our core market. We will proceed according to an established guideline to ensure an informed and systematic process of getting a desirable audio recording into the hands of receptive audiences that have been made aware of the existence of these quality recordings.

We will leverage all aspects of technology and multimedia resources to ensure the highest degree of efficiency, productivity, and cost effectiveness in reaching our target markets. Embedded within the 3PM marketing plans, our internet strategy will be coupled with traditional approaches such as direct marketing, print media, relationship marketing, grass roots campaigns i.e. street marketing teams, showcases, and focus groups, and a host of other tried and true mechanisms, as well as guerilla marketing techniques that create a catalyst for effective market penetration and an increase sales to contact ratio.

We will use a "Global Strategy" marketing approach, using a core market, Memphis and the South-Central region –Tennessee, Georgia, Texas, Arkansas, Mississippi, Alabama, Louisiana, and parts of Missouri and North Carolina – as a proving ground for releasing new digital audio content, traditional record product, and artists, by exploiting existing channels. As we expand our marketing efforts using a strategy of ever increasing overlapping concentric circles, we will expand our market base to include licensing opportunities with Online Distribution Companies and Multimedia and technology based companies such as Apple Computer and the Motorola.

Corporate Branding Strategy

The branding strategy for The 3PM Music Group, Inc. is to promote, support, and publicize the fact that this is a world-class company, and that through its affiliates and subsidiaries, is aggressively and proactively seeking and developing regionally-based music talent. The goal is to position the company in respect to what it is: **as the most credible, professional, dependable, and fresh entertainment company in Memphis.**

Therefore, the 3PM brand will be promoted in stages, by creating an awareness of 3PM, promoting an interest in 3PM, and nurturing a strong desire for 3PM and its digital audio content and artists. To prove the capability, quality, and value of the company, its management team, production staff, and artists, we will showcase our facilities and artists, demonstrate our creative and production prowess by playing completed recordings, and prospect, contact, and follow-up professionally and diligently with other music industry professionals.

Additionally, we will strategically position ourselves to be able to take advantage of internet and multimedia opportunities when they manifest themselves most greatly. **Meanwhile, we will use our traditional sales methods to build our brand.**

Public Relations

During the next two years, The 3PM Music Group, Inc. will focus on the following publicity strategies:

- Develop sustained public relations effort with local and regional media outlets and periodical editors
- Develop external e-newsletter
- Sponsorships and/or Underwriting of Charitable Events, Concerts, etc.
- Complete a company backgrounder for circulation and press releases
- Encourage industry and editorial visitation of facilities

We will actively promote and publicize 3PM's world-class status as Memphis' premier record production and artist development company by promoting the following positioning statement:


The 3PM Music Group, Inc.:
Premier Production • World Class Entertainers • Timeless Songs™
Memphis, Tennessee

Marketing Budget

For the next twelve months, our marketing and promotion budget will be a very aggressive minimum of approximately $400,000. Fifty percent (50%) of all promotion and marketing dollars are recoupable from the artists' share of record royalties. On an ongoing basis, and as we become even more efficient marketers of digital audio content, we will budget the promotion and marketing investment as 15% of sales. We aim to be recognized as the best source of music and other digital audio content created by artists, producers, and songwriters from the Southeast region.

Employment, Staffing, & Strategic Alliances

Management & Administrative

With an understanding of the importance of one's critical thinking ability to the effectiveness of our executive staff, and therefore, the success of this venture, a minimum criterion has been established as the basis for any consideration of a candidate for an executive management level position. In the absence of practical music business or credible business management experience, a key requirement for any candidate considered for an executive management level position is that the candidate must have earned at least a degree in law or a bachelor's degree in music business or business administration from an accredited university. This standard allows us to select professionals who are committed to "working through" to the completion of tasks and/or the attainment of predetermined goals.

In order for the shopping, marketing, promotions, and other general administrative functions of the company to be accomplished, it is therefore imperative that there are professional full-time music business staff members managing, prospecting, contacting, meeting, building rapport, and negotiating with key influencers and decision-makers within the music recording industry, and with artists.

Initially, we will employ at least five full-time executive level employees and administrative personnel. Core operations and administrative staff employees will include a Director of Artist Affairs/General Manager, a Director of Promotions, a Controller, and a Receptionist/Administrative Assistant. Cross-training will be an integral part of the employment experience at The 3PM Music Group, Inc., and advancement will be encouraged.

Record Production

Credibility with our artists and our target markets would be diminished if production project scheduling could not be finalized or is delayed due to uncertainty about production schedules and producer availability. Time requirements dictate that our in-house production staff and/or production affiliates are able to devote their full attention to the ongoing artist development operations of the company. Therefore, a minimum of five full-time production personnel will be employed.

An experienced, Grammy® nominated, five-member production team is already in place. This team is the company's core group of producers, and each member of this team has the ability to manage a sometimes complex creative production process including additional personnel that augments this core group. In-house and affiliate members of our production teams include music programmers, independent producers, musicians, and recording engineers.

To protect proprietary interests and information, Non-Compete/Non-Disclosure terms will be included in all employment agreements with staff and affiliates. Additionally, all employment agreements will address intellectual property issues regarding music publishing, merchandising, and other concerns, as well as issues rising out of potential conflicts of issues.

Joint Marketing Agreements

Joint marketing with established media, record distribution, publishing, and marketing companies will increase revenues, credibility, and market presence. 3PM will pursue joint marketing agreements with other organizations to further the name of 3PM's facilities, products, and services in the local and national market. Our plans may include having them market our company using their network of media stations both locally and nationally.

Joint-Ventures

3PM Music Group, Inc. has entered into a joint venture relationship with Accurate Communications, Inc. for the purpose of further developing and marketing a patented proprietary retail-like Digital Audio Content delivery software solution technology known as Stream™ that serves the music purchasing needs of key demographic populations that face the types of economic challenges that limit consistent individual access to affordable online audio content.

Third Party Supplier Agreements

Although our vertically integrated business model meets the majority of our music production needs, we will not focus on mastering recordings or the duplication of compact discs in-house. Additionally, we will not conduct 100% of our marketing & promotions and music-publishing activities. We, at times, will rely on mastering facilities, record distributors, radio promoters, song-pluggers, and major publishers for the implementation of many services.

The 3PM Music Group has an established Third Party Supplier relationship with the following:

1. Setting the Pace Radio Promotions, a radio promotions company with established relationships with all major broadcasters throughout the Southeast, Headed by Lester Pace – National Director of Radio Promotions for Interscope, Geffen, and A&M Records;

2. Hunter Street Promotions, one of the preeminent street promotions companies in the Southeast region; and

3. Audiographic Masterworks, a Memphis-based record mastering facility and CD duplication service.

Impact of 3PM Music Group, Inc. on Memphis' Job Market

As a direct result of the Company's artist development and record promotion activities, we anticipate that we will have an impressive impact on the job market for musicians and business professionals in the Memphis and Mid-South area. During the first year of operation, we predict that our activities will create individual economies and stable high-paying job opportunities for at least the following:

Musicians: **30-55 total**	**Business Professionals:** **51-85 total**
5 Drummers/Percussionists	**2-5** Publicists
5-10 Keyboard/Piano Players	**5-20** Street Team Promoters
5-10 Guitar Players	**2-5** Personal Talent Managers
5 Bass Players	**2-5** Web Designers
10-15 Background Vocalists	**10-30** Video & Media Designers & Producers
5-10 Songwriters	**10-20** Talent Developers: Vocal Coaches, Choreographers, Photographers, etc.

Business Property & Facilities

Corporate Offices & Studio Facilities

The current record production facility of is located at 915 Kelley Road Suite B Memphis, TN 38111. This location is professional, easily accessible and in a clean, safe community near beautiful Audubon Park and the University of Memphis. We operate an expansively equipped state-of-the-art 48-track recording facility that can handle a variety of live recording projects. Additionally, we require that all production affiliates have certain fundamental personal production tools at their disposal.

Our current recording studios, as well as the current corporate offices, are both on-site. The recording rooms were designed by Jon Meridith, designer of professional studios worldwide, including London's Abbey Road Studios. The facility is considered to be one of the best in the city and is both comfortable and spacious. The recording studio facility layout includes the following:

1. One 19' x 18' Master Control Room, with equipment closet
2. One 23' x 24' Live Studio/Rehearsal Room w/Two Isolation Booths
3. One MIDI/Electronic Music Production Suite


1
2
3

The state-of-the-art recording equipment used in our recording facilities is owned directly by Jonathan Cross, the Chief Executive Officer of the company, and is leased to the company at a competitive rate. The actual building facility is leased from Danbe Enterprises at a competitive rate.

Financial Plan

Our financial outlook is based on our most conservative run of projections which indicate that our production and marketing activities for the digital audio content that we will distribute in a multiplicity of configurations, and through a diverse mix of conventional and emerging distribution outlets, will generate gross profits of $799,942 within twelve months, growing to $4,815,216 in year two. By year three, we're looking at achieving an operating profit of $9.9 million, growing to $18 million by year five.

Important Assumptions

The following assumptions are at the core of our conservative financial projections:

- **Overall Sales Volume.** The basic assumption driving the overall sales volume is an ultra-conservative sales expectation for each complete digital audio album project that we release and introduce into the marketplace via our conventional and multimedia distribution outlets. We have based our projections on the fact that we will release and aggressively promote at least seven complete digital album projects per twenty-four month period, or basically, one per quarter in a multiplicity of genres. Furthermore, our projections are based on each digital release having an annual market penetration of only one hundred thousand (100,000) units. These are very conservative expectations when considered in the context that the total market sales potential within our core market for the genres that we produce is 1,800,000 units.

- **Key Metrics & Projection Methodology.** The underlying projections are based on the observation that major distributors and record labels generally achieve a market penetration of 2.5% of the target demographic as a result of aggressive promotion and marketing activities within a metropolitan statistical area. The demographics of the key target market segments are defined by the Recording Industry Association of America and bracketed by age according to the following:

Age Group	Market Share as % of All Sales -2004
10-14 years	9.4%
15-19 years	11.9%
20-24 years	9.2%
25-29 years	10.0%
30-34 years	10.4%
30-39 years	10.7%
40-44 years	10.9%
45+ years	26.4%

1. These most conservative of our financial projections are based on reaching the most probable homogenous combination of market segment demographics within three core Metropolitan Statistical Areas (MSA) only, which is inclusive of the metropolitan areas of: Memphis, Tennessee; Birmingham, Alabama; and Atlanta, Georgia, as well as the metro areas in between. Although we have expanded these MSAs to include the additional metro areas, we have not included the population totals of these expanded areas into the overall Target Market Segment of potential purchasers of our music products. Upon which we base our projections.

2. The working age population (16+) of the Memphis Metropolitan Statistical Area (Memphis MSA) is 867,828. According to demographic information provided by the Memphis Chamber of Commerce, the total market potential within the Memphis MSA, excluding the expanded area above referenced, is 393,126 persons – representing 45.3% of the working age population and composed of a 14-44 age demographic.

3. The working age population (16+) of the Birmingham Metropolitan Statistical Area (Birmingham MSA) is 855,178. According to demographic information provided by the Birmingham Chamber of Commerce, the total market potential within the Birmingham MSA, excluding the expanded area above referenced, is 299,740 persons – representing 35.05% of the working age population and composed of a 14-44 age demographic.

4. The working age population (16+) of the Atlanta Metropolitan Statistical Area (Atlanta MSA) is 3,288,240. According to demographic information provided by the Atlanta Chamber of Commerce, the total market potential within the Atlanta MSA, excluding the expanded area above referenced, is 1,315,296 persons – representing 40% of the working age population and composed of a 14-44 age demographic.

5. While major recording institutions expect to achieve 2.5% of the target market segment, our projections are built on 3PM achieving a market penetration of 1/4th of the industry standard achievement, or .00625% of the target market segment. Less than one percent.

- **Cost of Goods**

  - Internet & Multimedia Recording Sales: **Retail:** $10.00
    a. Direct Sales Channel, No Wholesale
    Artist Royalty: 10% of Retail Price
    Publishing Royalty: $.85 per record project; 8.5 cents per song
    Producer Royalty: 3% of Retail Price
    Hard Cost of Copy: $0.00
    Internet Transaction Cost: 11.95% of Retail Price

  - Conventional Record Sales: **Retail Price: $12.99; Wholesale: $8.00**
    Artist Royalty: 14.98% of Wholesale Price
    Publishing Royalty: 10.62% of Wholesale Price
    Producer Royalty: 4.49% of Wholesale Price
    Hard Cost of Copy: $.97

- Sales & Marketing Expenses: 50% of all direct marketing expenses attributed to a specific recording project are fully recoupable from artist royalty. Shown on the Balance Sheet as "Recouped Marketing Expense."

- Music Publishing Revenue reflective of direct mechanical sales only and are not inclusive of performance rights income from BMI, ASCAP, or SESAC

- **Internet & Multimedia Recording Sales Growth & Trending Rates**: Based on published reports and projections by Nielson/VNU, Informa Media Group, IPI Report, Jupiter Research, and Billboard Magazine:

Conventional Record Sales		Internet & Multimedia Sales
2003	**97%**	**3%**
2004	**91%**	**9%**
2005	**96%**	**14%**
2006	**80%**	**20%**
2007	**70%**	**30%**
Percentage of Annual Market Share		

Income Projections

Our conservative pro forma forecasts indicate that as our digital audio content penetrates the marketplace, the change in sales revenue driven by the Conventional Sales outlets in contrast to the Internet & Multimedia sales outlet will change according to the projected change in consumer buying trends as outlined in the above chart.

Acknowledging that trends are neither static nor completely erratic, our conservative projections are that our Internet & Multimedia Record Sales revenue stream will increase at the following moderate rate: **3%** of sales in **Months 1-4** after product release; increasing to **9%** of sales in **Months 5-17**; growing to **14%** of sales in **Months 18-24**; stabilizing in **Year 3** at **20%** of sales; and growing in **Years 4-5,** to a range of **30-50%** of sales.

The Following Table Highlights the Primary Income-Related Items

Year	Year 1	Year 2	Year 3	Year 4	Year 5
Sales	$1,498,235	$8,333,401	$16,679,522	$23,746,211	$30,279,918
% Growth		456.21%	100.15%	42.37%	27.51%
Gross Profit Dollars	$799,942	$4,815,216	$11,936,027	$17,025,480	$21,853,079
% Growth		501.95%	147.88%	42.64%	28.36%
Operating Income Dollars	($34,116)	$3,453,248	$9,951,051	$14,160,419	$18,030,689
% Growth		-10222.08%	188.16%	42.30%	27.33%
Net Income Dollars	($34,116)	$2,279,144	$6,567,694	$9,204,272	$11,719,948
% Growth		-6780.57%	188.16%	40.14%	27.33%

Income Ratios

Year	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Profit Margin	53.39%	57.78%	71.56%	71.70%	72.17%
Operating Income Margin	-2.28%	41.44%	59.66%	59.63%	59.55%
Net Income Margin	-2.28%	27.35%	39.38%	38.76%	38.71%
Return on Equity	-0.57%	27.64%	13.18%	15.60%	16.57%

Break-Even Analysis

The Break-Even Analysis of our pro forma financial projections indicates that the break even point will be reached in the tenth month of operation after expansion. Sales are projected to be $196,477 above break-even in month twelve. The contribution margin percentage for the first year is 57.86%, representing a contribution margin of $866,818. For year two, the contribution margin percentage is 58.12%, representing a contribution margin of $4,842,974.

Expansion Summary & Capital Requirements

The expansion of a production, management, and record company of the scope of The 3PM Music Group, Inc. is a substantial undertaking. Beyond the initial need recognition, the establishment and growth of this company has required vision, planning, and initial capital investment in the form of recording studio facilities. Most of the capital intensive expense requirements associated with building and equipping suitable recording studio facilities have already been met by an equity contribution from the founder, Jonathan Cross, who through a closely held corporation raised $95,000 in a round of bank financing from Bank of America specifically for this purpose.

Based on our research, conservative projections and realistic expectations, the level set as the minimum for this offering is sufficient to finance the growth of the 3PM Music Group family of brands, including the production, promotion, marketing, and delivery of digital audio content via conventional and emerging internet and multimedia distribution and delivery outlets. We believe that the level of safety is high for this size and type of investment. Our confidence in outperforming our conservative financial projections by at least 10-15% is high. In the event our metrics and business alignments track toward out-performance, we are prepared to adjust our strategies and inventory policies to maintain proper cash flow, safe levels of hard inventory to meet the demand of the marketplace and grow 3PM in a manageable format, not to outstrip cash positions.

Use of Proceeds

The net proceeds to the Company from the sale of the Units of shares in this offering are estimated to be approximately $525,000 if the Minimum is sold and $4,325,000 if the Maximum is sold, after deducting both selling and other offering expenses. 3PM Music Group, Inc. expects to use the net proceeds as working capital over the 12-month period from the date that the Minimum escrowed proceeds are released to the Company (see "Plan of Distribution") for the purposes outlined in the table below.

The infusion of working capital will increase the audio production capacity of the company by allowing us to fully engage credible production staff, increase our technological proficiency, and to continue to produce quality, commercially viable music product, thus creating an economy of scale. Additionally, aggressive and proactive marketing strategies initiated by professional executive staff will be made possible, allowing us to shape 3PM such that it emerges into the regional and nation music business arena as a credible business, based on a model that can maintain profitability, flexibility, and relevance to the way that end users and the consumers of the future will purchase and distribute digital audio content. These professional elements and staff will allow us to survey the marketplace using a variety of emerging and existing technological approaches, identify trends, identify new profitable sales and distribution channels, and accurately predict revenue, and income, and cash-flow.

Although the proceeds of this Offering will be used for working capital and general corporate purposes, the Company does have an allocation plan to accomplish its objectives of bringing the products to market and growing the business. The current allocation plan is as follows:

	MINIMUM(1)		INTERMEDIATE		MAXIMUM(2)	
TOTAL PROCEEDS	$600,050	100%	$1,100,000	100%	$4,400,000	100%
Less Offering Expenses						
Commissions & Finders Fees	$0	0%	$0	$0	$0	0%
Legal & Accounting	$15,000	2.5%	$15,000	1.36%	$15,000	0.3%
Copying & Advertising	$60,000	10%	$75,000	6.82%	$85,000	1.3%
Other (Specify)	$0	0%	$0	0%	$0	0%
Net Proceeds from Offering	**$525,050**	**87.5%**	**$1,010,000**	**92%**	**$4,300,000**	**98.3%**
Use of Net Proceeds						
General & Administrative	$270,000	51%	$300,000	29.7%	$1,200,000	28%
Production & Talent Development	$85,000	16%	$240,000	23.7%	$1,000,000	23%
Marketing & Promotion	$150,050	29%	$400,000	39.6%	$1,800,000	42%
Pressing & Distribution	$20,000	4%	$70,000	7%	$300,000	7%
TOTAL USE OF PROCEEDS	$525,050	100%	$1,010,000	100%	$4,300,000	100%

(1) In the event that only the minimum of $600,000 is raised, most of the funds will go for marketing of the record product that has previously been commissioned by Jonathan Cross and the other founders, and for general administrative and operational expenses such as rent, utilities, consultant fees, administrative support, etc. Under this scenario, the marketing strategy will focus on aggressively promoting two to three projects during the first year.

(2) In the event the maximum of $4,400,000 is raised it will be used in a manner similar to the way we will use the minimum offering amount, just at a more aggressive level in production, artist development, and marketing and promotion. It is anticipated that the $4,400,000 amount will carry the Company for 48 months.

The majority of the funds will be used for general corporate purposes, the production and manufacture of audio product, and aggressive marketing efforts. Management maintains that the above figures are approximate and may be altered at a future date, depending on the net proceeds received from this Offering. Pending application of the net proceeds as described above, the Company intends to invest the proceeds of the Offering in short-term, investment-grade obligations or short-term insured certificates of deposits.

Operating Budget Overview

Management projects that the Company's first year overhead and operating costs will be approximately $925,000, rising to a $1.5 million annual level in year two, broken down into the following broad categories:

Record Production & Artist Development: including production facility expenses, production staff salaries, independent recording session talent, material and supplies, talent support, talent development & training: $240,000 in year one; ($300,000 in year two).

Promotion & Marketing: including promo tour support, radio promotion, promotion manager travel expenses, trade advertising, publicity, corporate branding, street promotions, outdoor marketing, college marketing, POP materials, and internet marketing: $381,000 in year one; ($736,000 in year two).

General & Administrative: including payroll, insurance, professional fees, telephone, postage, office supplies, computer maintenance, and executive business travel: $300,000 in year one; ($476,000 in year two).

The Company anticipates that the minimum net proceeds, together with the revenues from future operating activities, will sustain the Company's operations for at least 12 months after the minimum has been raised from the Offering. The Company currently does not have any plans, proposals, arrangements or understandings with respect to potential acquisitions. In the event the Company does develop plans, proposals, arrangements or understandings relating to potential acquisitions, the Company agrees to amend promptly this registration statement. Moreover, in the event the Company does develop plans, proposals, arrangements or understandings with respect to potential acquisitions, the Company may need to seek additional funding.

If the Company determines that the use of proceeds of this Offering as described above is impractical or inadvisable, the Company may apply the Offering proceeds in such a manner as Management deems appropriate under then existing circumstances, which may vary significantly based on a number of factors, the effect of which is difficult to predict. Such factors include, but are not limited to, future revenues and the amount of cash generated by the Company's operations, changes in the competitive environment, and unanticipated opportunities to pursue business opportunities or to enter into strategic relationships with third parties. The Company reserves the right to vary the use of proceeds according to the actual amount raised.

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MANAGEMENT

The company is managed and advised by a team of professionals. This team consists of the Executive Officers of the Corporation, a Board of Directors, and a sophisticated Board of Advisors.

Directors, Executive Officers, Significant Employees, & Advisors

The directors, executive officers, and significant employees of The 3PM Music Group, Inc. and their respective ages and positions with the Company are set forth in the following table.

NAME	AGE	POSITION
Jonathan W. Cross, II	33	Chairman of the Board; President/Chief Executive Officer; CFO
Raheem Baraka	32	Chief Marketing Officer; Executive Vice President
Sherrye Hampton-Cross	31	Controller & Treasurer/Director
Jason T. Clark	31	Vice President of A&R Gospel/Christian/ Director
Marico M. Galloway	32	Vice President of A&R Urban Contemporary/Director
Ashely Payne	26	Director of Artist Affairs
John Kevin Howard	39	Director of Artist Development
Claudia Barr-Woods	54	Member of the Board of Advisors
Tonya D. Butler, esquire	39	Member of the Board of Advisors
Lane Carrick	46	Member of the Board of Advisors
Edith Kelly-Green	52	Member of the Board of Advisors
Ron Kirkpatrick	72	Member of the Board of Advisors
Allen Kirkpatrick	39	Member of the Board of Advisors
Lester Pace	40	Member of the Board of Advisors
Kyle Rote, Jr.	54	Member of the Board of Advisors

Executive Officers

Jonathan W. Cross, II: Chairman of the Board; President & Chief Executive Officer – Memphis, TN
Bachelor of Professional Studies Degree in Business Administration and **Music Industry Management**, University of Memphis -1996

The only practicing Executive Level music industry professional in the Memphis region who has earned a Music Business degree from an accredited university, Mr. Cross has been actively involved in the professional music business for the past thirteen years, both in Nashville and in Memphis. Exercising his ability and knowledge as a music business entrepreneur, in 2001, he successfully procured significant financing from Bank of America for the privately held Phantom Power Production & Management Group, Inc. on the strength of his business plan and previous business successes and experience. This is an accomplishment that most naysayer types in the Memphis music industry continue to think is impossible.

For seven years, through Phantom Power Production & Management Group, Inc., he operated a successful commercial project recording studio operation with select national and local clients. Additionally, he has also served as a music business consultant for companies, organizations, and individuals, helping them to structure and implement financing deals, marketing strategies, and to develop and negotiate music business contracts. In 2004, he developed Forecasts 50 ™, a software solution program for independent record companies that helps them predict and model operating expenses, sales, and profits based on key demographic information and marketing strategies and strength. Forecasts 50™ allows its client users to create Pro Forma Financial statements that are suitable for the purposes of raising capital with banks and venture capitalists.

From May 2001, to May 2003, he served on the Board of Governors for the Memphis Chapter of The Recording Academy®, where he was nominated to serve as its president and as a trustee to the national organization's Board of Trustees. Additionally, he served as a prominent member on its Independent Music Forum, Urban Music, and Gospel Industry committees assisting in the planning of industry events. Additionally, for nine years he served as a super-panelist and seminar clinician for its annual "Grammy In The Schools®" educational events. After serving one term on the board, he declined to run again so that he could focus on developing and growing the 3PM Music brand and cultivating a real music business infrastructure in Memphis.

Active in community service initiatives, Mr. Cross has participated with Junior Achievement as a featured speaker. Currently he serves on the Advisory Boards of Southeast Mental Health Center and the Ministry to Men Foundation, as well as volunteers with the YMCA's youth initiatives and the Boy Scouts of America.

1998 – present	President/ Principal	Jonathan Cross Ventures & Holdings Corporation
1998-2004	Chief Engineer	3PM Studios
1993-1997	Digital Products Manager/ Sales Counselor	AMRO Music Stores, Inc./Musitron

Raheem J. Baraka – Chief Marketing Officer: **BBA in Marketing** from Northeastern University. Currently CEO of entertainment marketing firm The Baraka Group in Memphis.

Raheem Baraka is a results oriented professional with over 10 years experience and measurable achievements in business development, venture start-up, sales, marketing, promotion, strategic business partnerships and emerging markets. He is a resourceful team player characterized by an innovative entrepreneurial spirit.

A native of Boston, Ma, Raheem started his first company, Urban Grafix, at age 19 in his mother's garage. He grew the small home-based business into a multi-million dollar enterprise, serving clients ranging from Fortune 500 firms such as Gillette and Starbucks to large non-profits such as The United Way, American Cancer Society, and Boy's & Girl's Clubs of America.

Mr. Baraka's experience within the entertainment industry has ranged from brand and market development for companies such as Flavor Unit Entertainment, run by Queen Latifah, Motown Records, and LaFace/Arista Records, to artist specific marketing, product development, and branding for artist such as Grandmaster Flash, The Beatnuts, and Celia Cruz.

Mr. Baraka has grown many firms and projects, and has kept his business focus on marketing lifestyle ventures such as music, television, multimedia, and sports products. As of the last two years, has been engaged in several projects under the Baraka Group umbrella such as Baraka Artist Management (BAM!), which manages the Mid-South Grammy winning band Free Sol; ZekeUSA, which licenses and manufactures several products within the sports market such as PomPak™, a patented utility accessory for cheerleaders; and several compilation branding projects with artists such as Skillet, Todd Agnew, Crippled Nation, and Jonah 33.

He was awarded Entrepreneur of the Year in 1997, by Black and White Boston and Top 40 under 40 Entrepreneurs in New York by The Network Journal. In addition to his professional track, Raheem has consistently delivered his time and expertise to various Non-Profit and civic organizations such as The Civil Rights Museum, the YMCA, The National Urban League, and MassMentor.

2001-Present	President/CEO	The Baraka Management Group, LLC – Memphis, TN
2000-2001	President/CEO	ENTERTAINMENTGEAR.COM – Boston, MA
1999-2000	Business Development Consultant Acting Chief Operations Officer	Image Gear Acquisition Corp. – Boston, MA
1993-2000	Principal/Founder & Chief Executive	Urban Grafix, Inc.- Boston, MA

Ashley R. Payne, Director of Artist Affairs/General Manager 3PM Management
Bachelor of Science in both Recording Industry and Psychology, Middle Tennessee State University

Ashley graduated from one of the top rated universities for students studying the Recording Industry and majoring in Music Business. Her education based music business skill set has been sharpened through experience. She has acquired valuable skills in record company operations as a Royalty Administrator for Provident Music Group. Additionally, she interned at BMG

Nashville within the A&R department for one year, and within the publishing department for an additional year. These departments represent two crucial areas that contribute heavily to the success of a record company.

2003-Present	Royalty Administrator	United Methodist Publishing House – Nashville, TN
2002 –2003	Royalty Administrator	Provident Music Group
2002	Publishing Intern	BMG Nashville
2001	Intern – A&R department	BMG/RCA Nashville

J. Kevin Howard, Director of Artist Development
Bachelor of Science Degree in Electrical Engineering, Memphis State University

No stranger to the music industry, Mr. Howard has over 15 years of experience in various aspects of the music industry. As a professional recording musician he has played and recorded with the locally and nationally known artist Kevin Paige, as well as written and produced projects with Tom Jones ("Old Time Rock and Roll"). His recording experience has enabled him to geographically expand his music opportunities and includes numerous recording sessions in Memphis, Dallas, Texas, as well at the famed Muscle Shoals Sound in Muscle Shoals, Alabama. As a young musician and performer, Mr. Howard became a seasoned live musician, playing the Salem Street Scene, Blues City Jam, and touring the college circuits. An owner of a hugely successful ALLSTATE™ Insurance agency, he has recently refocused his energies by mentoring up and coming talent by concentrating on writing, production, and overall artist development.

Sherrye Hampton-Cross: Controller & Treasurer
Bachelor of Business Administration in Accounting, University of Memphis - 1995
Bachelor of Business Administration in Finance, University of Memphis - 2005

Mrs. Cross' accounting experience is anchored by eights years of practical work experience and a solid educational foundation. She has gained experience at a variety of corporate institutions with unique accounting needs, and she currently is the Assistant Controller at Baptist Rehabilitation Hospital- Germantown. Thorough and computer literate, she has the skills that enable her to evaluate accounting procedures for strengths and weaknesses, and to lead in the preparation of financial statements. In addition to the Accounting degree that she earned in 1995, she is one class away from earning a degree in Finance from the University of Memphis with an expected graduation date of August 2005. At that time she will also be eligible to sit for the CPA exam, which she has prepared to do.

2001– Present	Assistant Controller	Baptist Rehabilitation Germantown
2001 - 2001	Accountant	Raycom Media, Inc./WMCTV 5
1998-2001	Senior Staff Account/ Financial Analyst	Regional Medical Center at Memphis
1996-1998	Staff Accountant	Henry Turley Company

Board of Advisors

The following professionals have consented to serving on the Company's Board of Advisors.

Claudia Barr-Woods

A notable native of Memphis, Mrs. Barr-Woods has been a highly visible media professional for over 20 years. A graduate of Booker T. Washington High School and the University of Memphis, she began her professional career in radio at WDIA, moving on to WREC where she became assistant news director. As an award-winning journalist, the bulk of her career, 20 plus years, was spent as Primary Anchor at WHBQ-TV in Memphis.

Mrs. Barr-Woods has served on several boards, including the American Red Cross, the Memphis Mental Health Institute, the University of Memphis Athletic Advisory Board, and the University of Memphis Board of Alumni, where she is a lifetime member. Additionally, she has served as a director on the Memphis Development Foundation, which oversees operations at the Orpheum Theater.

In 2003, she enjoyed a banner year and was nominated for and Emmy Award. That same year, she was named Citizen of the Year by the Memphis Optimists. In 2001, She was awarded Journalist of the Year by the University of Memphis School of Journalism, and in 2000, she received the Distinguished Alumni Award from the university.

Currently, Mrs. Barr-Woods is an Affiliate Broker with Crye-Leike Realtors, the largest real estate company in the Mid-South.

Tonya Denise Butler, Esq., LL.M

An Assistant Professor and Area Coordinator for the University of Memphis - Rudi. E. Scheidt School of Music, Music Business Program, Ms. Butler holds a Juris Doctorate from California Western School of Law and a Master of Laws in Entertainment and Media from Southwestern University School of Law in Los Angeles. While in law school, she worked as an associate in the Legal Affairs division of Rhino Records, where she supervised the synch and master use licenses of over 1000 commercials, soundtracks and compilations. After leaving Rhino, Ms. Butler took a position in Business Affairs at The Hyper Group, Inc., a Japanese owned record label and publishing company that specialized in Euro-pop, World Music, and independent film soundtracks. She later opened her own consulting firm, focusing on business affairs, promotions & marketing and distribution consulting for independent record labels and production companies, which led to her position as Manager of Promotions and Marketing for Pioneer Entertainment. At Pioneer, she designed and implemented marketing strategies for various artists including *CeCe Winans, Kirk Whalum, Oleta Adams, Peter Frampton, and Ray Charles.* Her most recent industry position at MGM Music involved music chain-of-title research and contract review for multiple MGM-owned TV series as well as several MGM films.

Ms. Butler is a long-time member of the American Bar Association's Entertainment and Sports Law Forum, the Black Entertainment and Sports Lawyers Association, The Music and Entertainment Industry Educator's Association and the National Association of Black Female Executives in Music and Entertainment. She joined The University of Memphis faculty in the fall of 2004, after spending the summer studying International Entertainment, Media and Sports Law at the Fitzwilliam University in Cambridge, England. Her responsibilities include instruction in all aspects of music business, including Entertainment Law, Copyright, Record Contracts, Music Publishing, Artist Management, Concert Promotion, Record Company Operations and Entrepreneurship.

B. Lane Carrick

Mr. Carrick serves as Chairman and CEO of Sovereign Wealth Management, Inc. and as an officer and director of Sovereign's subsidiaries/affiliates, Sovereign Hedge Fund Management, LLC and Family Wealth Management, Inc. Sovereign provides wealth management and investment advisory services to high-net-worth individuals and institutional investors through offices in Memphis, Nashville, and Denver, CO, and was named a Top 100 firm by *Bloomberg Wealth Manager* magazine in 2004.

Mr. Carrick also serves as Chairman of the Board of Triumph Bancshares, Inc. – the holding company for Triumph Bank (In Organization), a Tennessee state-chartered commercial bank that will be headquartered in Memphis. Mr. Carrick is a Director of Serve Holdings, LLC, the largest franchisee of Captain D's seafood restaurants, and a Director of Quality Concrete Products, Inc., a concrete pipe manufacturer.

Mr. Carrick is a Trustee of St. Mary's Episcopal School, a Director of the Memphis Development Foundation (the Orpheum Theater), and a Director of the Rotary Club – Memphis East. Mr. Carrick is a past President and Board Chairman of the Economic Club of Memphis and the Memphis Cotton Carnival (Carnival Memphis). During his tenure with Carnival Memphis, Mr. Carrick served as Chairman of Carnival's MusicFest – a multi-million dollar annual music festival. Mr. Carrick relocated the festival to Beale Street in 1992.

Edith Kelly-Green

A Certified Public Accountant, Edith Kelly-Green is the managing partner of Kelly Green Enterprises, LLC. She earned a BBA in Accounting from the University of Mississippi and a Master of Business Administration from Vanderbilt University. She retired in 2003, as Vice President and Chief Sourcing Officer for FedEx Express. As the Chief Sourcing Officer, she was responsible for all supply chain management activities for the organization.

Mrs. Kelly-Green joined FedEx Express in 1977, as a Senior Accountant and held various positions in Finance, Accounting, and Publishing Services before becoming Vice President, Internal Audit and Quality. Prior to joining FedEx, Mrs. Kelly-Green spent four years in public accounting with Touche Ross (now Deloitte & Touche) as a Senior Auditor. During her tenure at Fedex Express, Mrs. Kelly-Green was active in the supply chain management environment, serving on the Board of Trustees for the Center of Advanced Purchasing Studies (CAPS), as a member of several roundtables focusing on supply chain management and as a frequent speaker on best in class supply chain management initiatives. She also co-chaired the Institute on Supply Chain Management's quarterly report on e-business.

In 2000-01, Mrs. Kelly-Green served as interim Chief Executive Officer of *Aeroxchange*, a multi-airline global e-commerce exchange. In this role, she led the development of *Aeroxchange's* web-based supply chain management, e-procurement and information services solutions for the aviation industry.

Mrs. Kelly-Green is currently a member of the board of directors of Applied Industrial Technologies, Inc., a major maintenance, repair and operations distributor, Paragon Bank, and the University of Tennessee Medical Group. She is also a board member for the Memphis Rock and Soul Museum and co-chairs the Sports, Entertainment and Recreation Venue committee for the city of Memphis. Recently, she has served as a member of a team that produced the Mississippi Boulevard Christian Church 2004 ***Live at the Boulevard*** CD.

Allen L. Kirkpatrick

Allen Kirkpatrick is the President and Chief Operating Officer of EarGlue, Inc. One of the founders, Mr. Kirkpatrick has been instrumental in the technical development of the remote download on-hold message service currently offered by the company From 1988 to 1993, and prior to founding and developing Accurate Communications Corporartion/EarGlue, Inc., Mr. Kirkpatrick served as the Vice President of Property Management at Village Investment Properties, Inc., a prominent commercial real estate company.

Ron Kirkpatrick

Ron Kirkpatrick is the Chairman & CEO of Accurate Communications/EarGlue, Inc., "EarGlue." In 1993, Mr. Kirkpatrick founded Earglue, a leading Memphis-based communications solutions company that specializes in providing unique customizable on-hold messaging services and other multimedia solutions for corporations and other businesses throughout the country. He has been instrumental in planning, administering and financing of the development and growth of the Company to its current level. Prior to forming EarGlue, Mr. Kirkpatrick established Kirk, Inc. in 1973, a hotel restaurant management firm that managed hotel restaurants on behalf of the owner/investors. In 1962 Ron Kirkpatrick was one of the founders of the Downtowner Motel Chain. He became President and C.E.O. of the Downtowner Corp. and at the time of his retirement in 1990 owned or managed 142 motels.

Lester Pace

Mr. Pace has been a music business executive for a major record label for the past thirteen years. He is currently the National Director of Promotions for the Interscope, Geffen, and A&M Records family, having been with the company since 1996. Prior to becoming the national director, he was the Regional Marketing Manager for the South Central Region. He has recently promoted and handled product for numerous major label artists including 50 Cent, Eminem, Lloyd Banks, the Game, and G-Unit. Lester Pace is widely known for his ability to effectively promote product to radio. Prior to moving to Memphis in 1996, he was a Regional Promotions Representative for Rap-A-Lot Records from 1992-96. He gained experience at radio while serving as Program Director for KVJM radio in Bryant, TX, from 1984-1990. From 1992-1995, he was an on-air radio personality at Radio One station KBXX in Houston, TX. During that same period, he was also the owner of the Sound Express record store, also in Houston.

Kyle Rote, Jr.

Kyle Rote, Jr. is the Chief Executive Officer of Athletic Resource Management, a division of Morgan Keegan. Mr. Rote founded Athletic Resource Management, Inc. in 1984, and was its president until 1994. Athletic Resource Management, a Memphis-based sports agency represents some 40 NFL players, 12 NBA players, 5 major league baseball players and several coaches. His accomplishments include creatively negotiating several contracts that eventually resulted in new administrative rules in both the NFL and NBA, including Reggie White vs. The Philadelphia Eagles and Reggie White vs. The NFL. Mr. Rote has been a national commentator for ESPN, CBS, PBS and the USA Network and ESPN Magazine named him as the greatest all around athlete of all time for winning the ABC Superstars Competition three times. A 1972 graduate from the University of the South with highest honors in psychology, he currently he serves on numerous advisory boards, including Enterprise National Bank, the Tennessee Sports Hall of Fame, Sports Outreach Institute, and the Ministry to Men Foundation.

Key Production Affiliate Profiles

Each of our joint-venture production affiliates and master record producers are professional level musicians, composers, and arrangers with extensive and credible production and performance experience with nationally recognized musical talents in and out of Memphis. All are family oriented with stable family lives and professional work ethics.

Jason T. Clark

Thirteen years commercial music experience. 2001, Produced Grammy® nominated record project. **Production & Performance Credits:** Yolanda Adams; Jennifer Holiday; O'Landa Draper; James Moore, Ben Tankard; Kevin Davidson & The Voices; Beverly Crawford; Eric Johnson; Lawrence Thompson; Gerald Thompson; TN Mass Choir; Caleb da Bridge); FireFal; Mary Mary; Kirk Whalum; University of Mississippi Gospel Choir; ***Featured Writer***: Edwin Hawkins Music & Arts Seminar; *Jingles* for major corporations, churches, and political campaigns; Experienced in theatrical music production. **Community Service:** The Recording Academy® --Board of Governors; Grammy® in the Schools; Composing/Arranging Craft Committee 45th Annual Grammy Awards®.

Marico Galloway

Twelve years commercial music experience. **Education:** MTSU-Recording Industry Management. **Production & Performance Credits:** Co-writer of song, "Everybody Wants That Love" for Barkays, which charted in Billboard Magazine; Hip-Hop group, The Faction; Performances at Hard Rock Café, BB Kings, and others. **Retail Experience:** Pop Tunes/Cat's Music- familiar with day-to-day operating and promotional methods of retailers and recorded product promoters.

Roderick Vester

Nine years of professional performance and production experience. **Performance & Production Credits:** Oleta Adams; Smokie Norful, Memphis Symphony Orchestra; Katie Hornyack; Mississippi Boulevard Christian Church's *Live at The Blvd (2004)*; Kevin Davidson & the Voices (5 albums to date, Including *Bounce Back* in May 2003); Amy Fitzgerald; Jerry Potter & the Jazzadelics; Voices of the House- Powerhouse Ministries; A Hi Stacks Christmas; Keenan Shotwell & the Voices for Christ; **Education:** BA in Psychology -University of Memphis; Masters Candidate- Harding University Graduate School.

Family Relationships

There is one family relationship of consequence: Jonathan Cross (Chairman/CEO) and Sherrye Hampton-Cross (Controller and Accounting Manager) are husband and wife, have been married for the past eight years. There are no other family relationships between any director, executive officer, person to be nominated or chosen by the issuer to become a director, executive officer, or advisory board member, or any significant employee.

Legal Proceedings

During the past five years, no director or executive officer of the Company or person nominated to become a director or executive officer of the Company has been convicted in a criminal proceeding or has been subject to a petition under the Bankruptcy Act or any state insolvency law whether filed by or against such person, or any partnership in which such person was a general partner at or within 2 years before the time of such filing, or corporation or business association of which such person was an executive officer at or within two years before the time of such filing, or has a receiver, fiscal agent or similar officer ever been appointed by a court for the business or property of such person.

Remuneration (Compensation) of Directors & Officers

During the first year, the directors of the Company will receive no additional compensation for their services as directors. Fees for directors and members of the Board of advisors serving in subsequent years will be determined by the board of directors.

The President and Chief Executive Officer, Jonathan W. Cross, II will receive an annual salary of $75,000 in years one and two. If the Company meets certain criteria, Mr. Cross will be eligible for a cash bonus to be determined by the Board of

Directors as recommended by the Board of Advisors. Mr. Cross is eligible for royalty payments on songs written and/or produced by him.

The Chief Promotions Officer, Raheem Baraka, will receive an annual base salary of $45,000 in years one and two. If the success of the Company meets certain predetermined sales benchmarks, Mr. Baraka will be eligible for bonuses as determined by the Board of Directors as recommended by the Board of Advisors.

The Director of Artist Affairs/General Manager of 3PM Management, Ashley Williamson, will receive an annual base salary of $30,000 in years one and two.

The Director of Artist Development, J. Kevin Howard, will receive an annual base salary of $30,000 in years one and two.

The Controller, Sherrye Hampton-Cross, will be a part-time employee in year one and will receive a salary of $20,000. The full-time salary for this position is $51,000, and will take effect in year two.

Our initial In-house Master Producer affiliates will receive $30,000 as a base for the first year plus a 3%-5% royalty for each record sold for which they were the producer. Each master producer will participate in variable income arising from activities unique to each person's particular position as provided in the executed joint-venture production agreements.

SECURITIES OWNERSHIP

Jonathan Cross Ventures & Holdings Corporation is the only entity that owns more than 10% of the common stock of the Company. Jonathan Cross Ventures & Holdings is controlled by Mr. Jonathan Cross, the founder of 3PM Music Group, Inc. The stock ownership information on the directors, executive officers and the two shareholders with more than 10% is presented in the following table:

Title of Class	Name and Address of Owner	Amount Owned Before Offering	Amount Owned After Offering	Percent of Class
Common	Jonathan & Sherrye Cross[1] 910 Goodman Street Memphis, TN 38111	6,000,000	6,000,000	73%
Common	Jonathan Cross Ventures & Holdings Corporation 910 Goodman Street Memphis, TN 38111	6,000,000	6,000,000	73%
Common	Jason T. Clark	1,000,000	1,000,000	12.2%
Common	Marico M. Galloway	1,000,000	1,000,000	12.2%

[1] All 6,000,000 shares of common stock are beneficially owned by Jonathan Cross and Sherrye Hampton-Cross through their control as President, Chairman, and Vice President of Jonathan Cross Ventures & Holdings Corporation, the named shareholder.

There are no non-voting shares of stock outstanding. The Board of Directors has approved the issuance of warrants to a group of initial investors (the "Promotion Underwriters") who have agreed to financially underwrite the promotion of this Subscription Offering. These warrants give the promotion underwriters, collectively, the right to purchase up to 96,000 shares the Series A Preferred Stock at anytime during the first six months after the call for the balance of the purchase price of the Units subscribed for, at a discounted rate of $9.00 per share. The Company has no parent organization.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The Company was involved in a transaction where the current officers and directors had a material interest (assignment of the intellectual properties and recording agreements). The company leases its recording studio equipment from Jonathan Cross at a competitive rate. From time to time the company also intends to use the services of Setting the Pace Promotions, a company of which Lester Pace, a person elected to serve on the board of advisors. The Company does not presently intend to enter into any other transactions where any officer, director or shareholder is to have a material interest.

Securities Being Offered

General

The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, nor par value, and 3,000,000 shares of Class A Preferred Stock, par value $.01 per share (the "Preferred Stock"). As of the date hereof, 8,200,000 shares of Common Stock are issued and outstanding and no shares of Series A Preferred Stock are issued and outstanding or the subject of subscription agreements. Of the authorized preferred stock, 500,000 shares have been designated by the Board of Directors as Series A Preferred Stock. The Units offered hereby consist of 10 shares of Common Stock and 8 shares of Series A Preferred Stock.

The Board of Directors has the authority, without further stockholder approval, to issue the balance of Preferred Stock from time to time in one or more series, to establish the number of shares to be included in each such series, and to fix the designations, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof, *provided that*, no such series may be equal or senior to the Series A Preferred Stock in redemption or liquidation preference. As of the date hereof, the Company has not designated any shares of Preferred Stock other than the Series A Preferred Stock.

Restrictions on Transfer and Proxies

The Company and its Board of Directors maintain a confidential, short private list of people (the "List") from whom, and/or entities, from which it will not accept subscriptions for the purchase of Units and shares of stock. At our discretion and for any reason, we may append this list from time to time. The private sale of the Common Stock by the original investor to a person whose name is listed on the confidential list that is maintained by the Company is prohibited, unless written approval is granted by the Company. It is unlikely that the Company will grant approval for such sale or transfer. The Company will not disclose the names of the person(s) or entities on the List; however, we will indicate whether any sales transaction considered by you will be allowed. If you desire to sale the Common Stock to a person or entity on the List, the Company is under no obligation to approve such sale or to repurchase the securities. Certificates representing shares of the Common Stock and the Series A Preferred Stock will contain a legend setting forth this restriction. Without the prior written consent of the Company, no proxy may be given to a person whose name appears on the List. You may, however, sale or transfer your rights in the Series A Preferred Stock to any person or entity, regardless of whether they are on the List.

Series A Preferred Stock

The Company's Board of Directors has authorized the issuance of up to 416,000 shares of Preferred Stock pursuant to the Company's Certificate of Incorporation and resolutions adopted by the Board of Directors and set forth in a Certificate of Designation of Series A Zero Coupon Non-Voting Redeemable Preferred Stock which contains the designations, rights, powers, preferences, qualifications and limitations of the Series A Preferred Stock. The following is a summary of the terms of the Series A Preferred Stock. This summary is not intended to be complete and is subject to, and qualified in its entirety by, reference to the Certificate of Designation setting forth the rights, preferences and limitations of the Series A Preferred Stock.

Redemption

The Series A Preferred Stock is a zero coupon security and therefore, pays no dividends. In lieu of a designated coupon rate, the Series A Preferred Stock has a set maturity value of $40. It is being offered at a discount. Holders of shares of the Series A Preferred Stock, in their capacity as holders of Series A Preferred Stock, are entitled to receive from the Company monetary consideration in the amount of $40 per share payable only upon redemption of such shares as of the maturity date out of funds legally available therefore, as prescribed by statute.

The Company is required to redeem the Series A Preferred Stock at the above referenced redemption price on or before the maturity date. If we choose to redeem the Series A Preferred Stock before the maturity date, notice of redemption must be mailed to each holder of Series A Preferred Stock to be redeemed at his last address as it appears upon the Company's registry books at least thirty (30) days but no more than sixty (60) days prior to the record date of such redemption.

At any time, and from time to time, during the first two years (730 days) from the date of issuance of the Series A Preferred Stock, the Corporation may, at its sole option, but shall not be obligated to, redeem, in whole or in part, the then outstanding Series A Preferred Stock at one and one-half times (1.5) the purchase price per share each ("First Two Years Redemption

Price"). The Company may exercise such redemption by giving the holder of the Series A Preferred Stock written notice of such redemption at any time during such 730-day period.

On or after the redemption date, holders of shares of Series A Preferred Stock which have been redeemed shall surrender their certificates representing such shares to the Company at its principal place of business or as otherwise specified and thereupon the redemption price of such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. From and after the redemption date, all rights of the holders of such shares shall cease with respect to such shares and such shares shall not thereafter be transferred upon the books of the Company or be deemed to be outstanding for any purpose whatsoever.

In the event the Company, in the discretion of the Board of Directors, is unable to redeem the Series A Preferred Stock on the maturity date due to a lack of sufficient cash assets, then, at the direction of the Board of Directors, the Series A Preferred Stock shall have an annual coupon attached, along with the $40 per share "face value" of the Series A Preferred Stock. The annual coupon rate shall be calculated as the "prime rate" ("Prime") as reported in the Wall Street Journal on the maturity date of the Series A Preferred Stock plus three (3) points. *For example, if, on the maturity date, Prime is 5%, then the coupon for the Series A Preferred Stock shall be 8%.*

Holders of shares of the Series A Preferred Stock, in their capacity as holders of Series A Preferred Stock, shall then be entitled to the accrual of dividends at the annual, cumulative rate of Prime plus 3%, of the purchase price for such shares, calculated from the maturity date and payable only upon redemption of such shares out of funds legally available as prescribed by statute. At such time afterward when the Board of Directors shall determine that the Company is sufficiently liquid, then the Company shall redeem the Series A Preferred Stock at $40 per share plus an amount equal to accrued and unpaid dividends, payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. From and after the redemption date, all rights of the holders of such shares shall cease with respect to such shares and such shares shall not thereafter be transferred upon the books of the Company or be deemed to be outstanding for any purpose whatsoever. We will give not less than 30 days or more than 60 days notice of redemption by mail to holders of Series A Preferred Stock.

Voting Rights

The Company may not, without the affirmative consent or approval of the holders of shares representing at least 51% by voting power of the Series A Preferred Stock then outstanding, acting separately as one class, i) in any manner alter or change the designations, powers, preferences or rights, or the qualifications, limitations or restrictions of the Series A Preferred Stock; ii) in any manner authorize, create or issue any class or series of capital stock (A) ranking, either as to distribution of assets or redemptions, prior to the Series A Preferred Stock, or (B) which in any manner adversely affects the holders of Series A Preferred Stock, or authorize, create or issue any shares of any class or series or any bonds, debentures, notes or other obligations convertible into or exchangeable for, or having optional rights to purchase, any shares having any such preference or priority or so adversely affecting the holders of Series A Preferred Stock; iii) reclassify the shares of Common Stock or any other shares of any class or series of capital stock hereafter created junior (upon liquidation) to the Series A Preferred Stock into shares of any class or series of capital stock (A) ranking, either as to distribution of assets or redemptions, prior to the Series A Preferred Stock, or (B) which in any manner adversely affects the holders of the Series A Preferred Stock; or iv) sell or dispose of all or substantially all of the assets of the Company.

The holders of the Series A Preferred Stock have no voting rights except on the four matters described immediately above and on certain matters as required by law. On any matters subject to a vote by holders of the Series A Preferred Stock, the holders are entitled to one vote per share.

Liquidation

Liquidation Procedure Prior to the Maturity Date. Upon any liquidation, dissolution or winding up of the Corporation prior to the Maturity Date, whether voluntary or involuntary, the holders of shares of Series A Preferred Stock shall be entitled, before any distribution or payment is made upon any Junior Securities, to be paid an amount equal to (i) the purchase price of each share of the Series A Preferred Stock held, plus (ii) an amount equal the difference between the purchase price and the Future Value (F) of the purchase price where n = the number of years or fraction thereof since the date of purchase, and i = the Prime Rate as of the offering date plus 3%, and where the Present Value (P) equals the purchase price of each Series A Preferred Stock held by the holder. The Future Value of the purchase price shall be calculated according to the following formula:

$$F=P(1+i)^n$$

Liquidation Procedure After the Maturity Date. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company after the Maturity Date, the assets of the Company available for distribution to its stockholders, whether from capital, surplus, or earnings, will be distributed in the following order of priority. The holders of the Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution to the holders of the Common Stock or any other capital stock of the Company ranking (as to such distribution) junior to the Series A Preferred Stock and in lieu of any other payment, an amount equal to $40.00 per share for each share of Series A Preferred Stock then outstanding plus accrued dividends, if applicable. If the assets and funds of the Company available for distribution to such holders of Series A Preferred Stock and all other classes and series of preferred stock ranking (as to any such distribution) on a parity with the Series A Preferred Stock shall be insufficient to permit the payment of the full preferential amount set forth in the preceding sentence, then all of the assets of the Company available for distribution shall be distributed to the holders of all such shares pro rata on the basis of their respective stockholdings in proportion to the respective amounts that would be payable per share if such assets were sufficient to permit payment in full.

After distribution of the amount set forth above, the remaining assets of the Company available for distribution, if any, to the stockholders of the Company shall be distributed to the holders of shares of Common Stock and any other capital stock of the Company ranking (as to such distribution) junior to the Series A Preferred Stock, pro rata based on their respective shareholdings.

After the payment to the holders of the shares of the Series A Preferred Stock of the full Liquidation Payments as provided within the Certificate of Designations, the holders of Series A Preferred Stock shall have no right or claim to any of the remaining assets of the Company.

Miscellaneous

The Company is not subject to any sinking fund provisions with respect to the Series A Preferred Stock. The holders of Series A Preferred Stock are not entitled to preemptive rights to subscribe for or to purchase any shares of the capital stock of the Company. Shares of Series A Preferred Stock reacquired by the Company shall be retired by the Company and shall be unavailable for subsequent issuance. The Company maintains a Right of First Refusal. No party may purchase shares of capital stock of the corporation unless the Company, after having been given reasonable opportunity to purchase the shares on the same terms offered to such party, first refuses to purchase the shares. Reasonableness shall be determined by the board of directors of the Company, provided that any director who is interested in the proposed transaction shall not participate in such determination. This right of first refusal does not restrict the Company's right to reject the transfer of shares of Common Stock to any person or entity named on the List, as described above.

Common Stock

The Company is authorized to issue 400,000 shares of Common Stock no par value in this offering.

The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, except that upon giving the legally required notice, stockholders may cumulate their Shares in the election of directors. The Common Stock is not entitled to preemptive rights and is not subject to redemption. Subject to any preferences which may be granted to the holders of Preferred Stock issued in the future, each holder of common stock is entitled to receive such dividends as may be declared by the Board of Directors from funds legally available. (Although the Company does not anticipate paying any dividends on its common stock in the very near future.) Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in the net assets legally available for distribution after the liquidating distribution to the holders of the Series A Preferred Stock. Upon liquidation or dissolution of the Company, the holders of common stock are entitled to share the Company's assets ratably, after payments of all creditors, subject to the right of any other Preferred Stock then outstanding.

Warrants

The Board of Directors has approved the issuance of warrants to a group of initial investors (the "Promotion Underwriters") who have agreed to financially underwrite the promotion of this Subscription Offering. These warrants give the promotion underwriters, collectively, the right to purchase up to 96,000 share of Series A Preferred Stock at anytime during the first six months after the release of the funds to us by the Escrow Agent, at a discounted rate of $9.00 per share. The Promotion Underwriters are sophisticated and/or accredited investors, and the warrants issued are not a part of this offering and are being offered to them under a Private Offering Exemption under Section 4(2) of the Securities Act.

Material United States Federal Tax Considerations

In the opinion of Management, the following is a summary of some of the material United States federal income tax consequences of the purchase, ownership and disposition of the Units and the underlying shares of the Company's Common Stock and Series A Preferred Stock. This discussion is based on the Internal Revenue Code of 1986 (the "Code"), as amended to the date of this offering circular, administrative pronouncements, judicial decisions and existing and proposed Treasury Regulations. Changes to any of these sources subsequent to the date hereof may affect the tax consequences described, possibly with retroactive effect. No ruling has been or will be sought from the United States Internal Revenue Service with respect to the United States federal income tax consequences of purchase, ownership or disposition of the Series A Preferred Stock, and there is no guarantee that the Internal Revenue Service will agree with the statements contained in this section.

This discussion refers only to the Units consisting of Common and Series A Preferred Stock (the "Units") held as a capital asset within the meaning of Section 1221 of the Internal Revenue Code. It does not discuss all of the tax consequences that may be relevant to a holder of the Units in light of its particular circumstances or to holders subject to special rules, such as specified financial institutions, tax-exempt organizations, insurance companies, dealers in securities or foreign currencies, persons holding the Units as part of a hedging or conversion transaction or as part of a straddle or holders whose functional currency is not the United States dollar.

Persons considering the purchase of the Units of Common and Series A Preferred Stock should consult their tax advisors with regard to the application of the United States federal income tax laws to their particular situations, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

As used throughout this Offering Circular, the term "U.S. holder" means a beneficial owner of the Units that is, for United States federal income tax purposes, any of the following:

1. a citizen or individual resident of the United States;
2. a corporation, or other entity treated as a corporation, created in or under the laws of the United States or of any state of the United States;
3. an estate the income of which is subject to United States federal income taxation regardless of its source;
4. a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, including specified trusts in existence on August 20, 1996, and treated as United States persons prior to that date and that timely elected to continue to be treated as United States persons; or
5. a partnership that is created or organized in or under the laws of the United States or of any state within the United States.

DISTRIBUTIONS ON COMMON STOCK

Cash distributions, if any, that are made on our common stock generally will be included in the gross income of a U.S. holder of the Company's common stock as dividend income to the extent of our current or accumulated earnings and profits as determined for United States federal income tax purposes. Cash distributions in excess of our current and accumulated earnings and profits will be treated as a tax-free return of capital to the extent f such U.S. holder's adjusted tax basis in the common stock, and thereafter, as a capital gain from the sae or exchange of such common stock. Dividends received by a corporate U.S. holder that is subject to the United States federal income tax may be eligible for a dividends received deduction. Dividends received by certain non-corporate U.S. holders (including individuals) will generally be subject to tax at a reduced rate of the U.S. federal income tax, provided certain holding period and other requirements are satisfied.

DISTRIBUTIONS OF REDEMPTION PREMIUM ON THE SERIES A PREFFERED STOCK

Because the prices at which the Series A Preferred Stock may be redeemed or acquired by the Company exceeds the first price at which a substantial amount of the Series A Preferred Stock was sold to the public for cash (the "Issue Price"), by more than an insignificant amount, the excess of any redemption or acquisition price over the issue price (the "Redemption

Premium"), will be treated by the Company as a series of constructive distributions of property with respect to the Series A Preferred Stock.

These constructive distributions of property should be taxable to holders periodically over the term of the Series A Preferred Stock as dividends to the extent of the Company's current and accumulated earnings and profits, as determined under United States federal income tax principles, under a constant interest rate method, as described below, at the time of each constructive distribution. However, the Company does not have any current or accumulated earnings and profits, and the Company's management believes that the Company is unlikely to have them in the very near future. Until the time at which the Company has earnings and profits, holders should not be required to report any income from their investment in the Series A Preferred Stock.

The Series A Preferred Stock is subject to:

1. Mandatory redemption on February 1, 2012; and

2. Optional redemption any time during the first two years (730 days) from the date of issuance.

The rules providing for the treatment of any Redemption Premium on preferred stock provide that if stock may be redeemed at more than one time, the redemption premium is to be calculated based on the redemption that is, among the possible alternatives, most likely to occur. In the opinion of management, alternative one (1) above is the most likely redemption alternative. Therefore, because:

1. Under Redemption alternative one (1) above, the Series A Preferred Stock accretes on a constant yield to maturity basis; and

2. Because any redemption premium is required to be accrued by holders on the same basis, as described below, the amount of redemption premium accruing to holders in each taxable year generally should be the same irrespective of when the Series A Preferred Stock is redeemed.

For federal income tax purposes, the dollar value of the redemption premium is treated as a series of constructive distributions of property that accrue to holders under a constant interest rate method similar to that applicable to original issue discount. Under this method, holders will be treated as receiving distributions that increase in amount in successive accrual periods. The amount deemed distributed during the tax year is the sum of the daily portions of redemption premium with respect to the Series A Preferred Stock for each day during the taxable year or portion of the year on which the holder holds the Series A Preferred Stock. The daily portion is determined by allocating to each day in any accrual period a pro rata portion of the distribution allocable to that accrual period. Accrual periods of a holder may be of any length selected by the holder and may vary in length as long as no accrual period is longer than one year. The amount allocable to an accrual period is the product of the Series A Preferred Stock's *"adjusted issue price"* at the beginning of the accrual period and the Series A Preferred Stock's *"yield to maturity,"* as determined under the Treasury Regulations. The *"adjusted issue price"* is the issue price of the Series A Preferred Stock, increased by the amount deemed distributed in prior accrual periods.

The Company does not have any current or accumulated earnings and profits, and in the opinion of Management, is unlikely to have current or accumulated earnings and profits in the very near future. The amount of the Company's earnings and profits in any given tax year will depend upon the financial performance of the Company. However, to the extent that the Company has current or accumulated earnings and profits for any taxable year in which a constructive distribution attributable to redemption premium is deemed made, the amount of the constructive distribution for that year would, to the extent of the current or accumulated earnings and profits allocable to the Series A Preferred Stock, be treated as a dividend to the holder and would be taxable currently to the holder whether or not the holder received any actual cash distribution, increasing the holder's adjusted tax basis in its the Series A Preferred Stock by the amount of the distribution treated as a dividend. To the extent that all or a portion of the amount of a constructive distribution exceeds the Company's current or accumulated earnings and profits for a taxable year allocable to the Series A Preferred Stock, a holder will not recognize income to the extent of that excess. Rather, the excess would be treated as a return of capital to the holder to the extent of the holder's adjusted tax basis in the Series A Preferred Stock. The holder would:

1. reduce its adjusted tax basis in the Series A Preferred Stock by the amount of the excess, under rules generally applicable to corporate distributions; and

2. increase its adjusted tax basis in the Series A Preferred Stock by the amount of the excess to reflect the notional receipt of additional the Series A Preferred Stock, under Section 305(c) of the Internal Revenue Code.

These adjustments should result in no net effect on a holder's adjusted tax basis in its Series A Preferred Stock.

The Company's determination of the manner in which the redemption premium on the Series A Preferred Stock accrues is binding on each holder that does not explicitly disclose with its federal income tax return that its determinations with respect to the amount and manner of accrual of the redemption premium differ from the Company's determinations.

Dividends

Constructive distributions treated as dividends, such as those attributable to earnings and profits properly allocable to the Series A Preferred Stock, will be taxable to U.S. Holders as ordinary dividend income at the time these constructive distributions are deemed made.

Dividends Received Deduction

Constructive distributions of redemption premium with respect to the Series A Preferred Stock will not be eligible for the dividends received deduction unless and until the Company has current or accumulated earnings and profits. At that time, subject to specified exceptions and limitations, corporate U.S. holders may be entitled to a dividends received deduction equal to 70 percent of the amount of any constructive distribution of redemption premium on the Series A Preferred Stock that is taxable as a dividend to holders, that is only to the extent that the Company has sufficient current or accumulated earnings and profits. With respect to a constructive distribution of redemption premium that is treated as a dividend, corporate U.S. holders may be entitled to claim the dividends received deduction, but this deduction may be restricted, eliminated or offset by other tax rules that limit the availability of the dividends received deduction.

The dividends received deduction is reduced for U.S. holders that have incurred indebtedness that is directly attributable to an investment in the Series A Preferred Stock, as well as for U.S. holders that fail to meet specified holding period requirements. Under the holding period requirements, the U.S. holder must hold the Series A Preferred Stock for more than 45 days during the 90 day period surrounding the ex-dividend date; this is the 90 days equal to the 45 days prior to the ex-dividend date and 44 days after the ex-dividend date. For these purposes, the holding period does not include any period during which the U.S. holder has diminished its risk of loss, including through holding *"an option to sell . . . substantially identical stock or securities,"* or *"by holding 1 or more positions with respect to substantially similar or related property."*

Further, if a dividend distribution either equals or exceeds five percent of the U.S. holder's adjusted tax basis in the Series A Preferred Stock, treating all dividends having ex-dividend dates within an 85-day period as one dividend, or exceeds 20 percent of the U.S. holder's adjusted tax basis in the Series A Preferred Stock, treating all dividends having ex-dividend dates within a 365-day period as one dividend, then the distribution may constitute an extraordinary dividend that requires the U.S. holder to reduce its adjusted tax basis in the Series A Preferred Stock by the amount of the dividend excluded from income under the dividends received deduction provisions. In the event that the Company does not have earnings and profits in earlier years so that a U.S. holder's basis has not increased significantly, a U.S. holder's annual accrual of redemption premium may constitute an extraordinary dividend to the holder in later years if and when the Company has earnings and profits.

Sale or Other Disposition Of The Series A Preferred Stock

Except as described below, a U.S. holder generally will recognize capital gain or loss on the sale or other disposition of the Series A Preferred Stock in an amount equal to the difference between the amount realized and the holder's adjusted tax basis in the Series A Preferred Stock. The U.S. holder's adjusted tax basis in the Series A Preferred Stock will be the cost of the stock, increased by any amounts of redemption premium constructively distributed and treated as a dividend while the holder held the Series A Preferred Stock. The capital gain or loss will be long-term capital gain or loss if the U.S. holder held the Series A Preferred Stock for more than one year at the time of disposition. The deductibility of capital losses is subject to limitations.

Redemption Of The Series A Preferred Stock

A redemption or other purchase by the Company of the Series A Preferred Stock for cash will be treated, depending on the facts and circumstances of each U.S. holder, as a distribution on the Series A Preferred Stock, or a taxable exchange of the Series A Preferred Stock. A transaction of this type will be treated as a taxable exchange of the Series A Preferred Stock if it results in either a complete termination of the U.S. holder's interest in the Company or a *"meaningful reduction,"* as determined under Section 302 of the Internal Revenue Code, of the U.S. holder's interest in the Company. In determining whether a complete termination or meaningful reduction has occurred, the U.S. holder is deemed to own stock of the Company that is owned by specified related persons or that is the subject of an option of the U.S. Holder or of a related person.

If the redemption or other purchase does not result in a complete termination or meaningful reduction of the U.S. holder's interest in the Company, it will be treated as a distribution on stock to a U.S. holder. The amount of the distribution will be the amount of the cash received by the U.S. holder. This distribution will be treated first as a dividend, to the extent of the Company's current or accumulated earnings and profits, then, as a return of capital, to the extent of the basis in the holder's remaining stock of the Company, and thereafter, as capital gain.

To the extent that any redemption or other purchase is treated as an exchange of the Series A Preferred Stock, the U.S. holder will be treated in the same manner as if the U.S. holder had sold its Series A Preferred Stock. See the above discussion in *"-- Sale or Other Disposition of the Series A Preferred Stock."*

INFORMATION REPORTING AND BACKUP WITHHOLDING

In general, information reporting requirements will apply to specified payments of dividends and principal on, and to the proceeds of sales or redemptions of, the Series A Preferred Stock made to U.S. holders other than specified exempt recipients, such as corporations. A backup withholding tax will apply to these payments if the U.S. holder fails to provide a taxpayer identification number or certification of exempt status, or otherwise fails to comply with Treasury Regulations on reporting. Backup withholding is not an additional tax, and amounts withheld as backup withholding will be allowed as a refund or a credit against the U.S. holder's United States federal income tax liability, assuming that the required information is furnished to the Internal Revenue Service by the U.S. holder.

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Terms of The Subscription Offering

General

We are offering Subscriptions for a minimum of 5,455 Units and a maximum of 40,000 Units of the Company's common and preferred stock. Each Unit consists of 10 shares of Common Stock at an initial price of $2.00 per share (the "Common Stock") and 8 shares of Series A Zero Coupon Non-Voting Redeemable Preferred Stock each with an initial purchase price of $11.25 per share and a maturity value of $40.00 per share, redeemable February 1, 2012, (the "Series A Preferred Stock"). From the date of this Offering Circular until February 28, 2006 (the "Initial Subscription Period"), the Subscription price for a unit is $110.00 (the "Minimum Subscription Price"). All Units subscribed for on or after March 1, 2006, will have a Subscription price of $200.00 (the "Increased Subscription Price"), regardless of whether or not you have previously subscribed for or purchased Units.

The minimum number of Units an investor may subscribe for in this offering is One (1). However, after you have subscribed for a minimum of 1 Unit, you may purchase half Units along with that Unit. For example, you may subscribe for 1 Unit, 1½ Units, 12½, 20½ Units, etc. Additionally, during this offering, subscribers may purchase a Half-Unit any time after they have subscribed for at least one (1) Unit with any previous subscription agreement. The purchase price of a Half-Unit is fifty percent (50%) of the cost of a normal Unit regularly subscribed for. In order for you to subscribe for partial Units, you must have previously submitted a subscription agreement subscribing for at least one Unit. Unless you have met this condition, you may not submit a subscription agreement subscribing for a partial Unit only. We reserve the right to limit the number of Units or partial Units for which you or any other person or group may subscribe. At our discretion, we may waive these and other limitations in the case of individual subscribers, and we may refuse to sell Units of shares to any person or group for any reason.

Subscribers may not alter or withdraw their subscriptions after they have been submitted, and unless and until the subscription offering is terminated or withdrawn, no refunds of subscription funds will be made to subscribers.

At the discretion of the Directors, the Company may extend the length and term of the Initial Subscription Period without the vote, approval, or any other consideration of any of the subscribers who have subscribed for Units during the Initial Subscription Period. Additionally, the Directors, at their discretion, may decide to not increase the purchase price for a Unit or to increase the purchase price to an amount which is less than the Increased Subscription Price. However, the directors are not permitted to accept subscriptions in this offering for less than the Minimum Subscription Price.

Escrow Account

We have entered into a written Escrow Agreement with Bank of America, N.A. "the Escrow Agent," under which it will hold in escrow all funds received for the purchase price of the Units of the Company's Common and Series A Preferred Stock until those funds may be released to us or until they are refunded to subscribers as described below. We will promptly transmit to the Escrow Agent all payments we receive from subscribers. While funds are held by the Escrow Agent, they will be deposited in an insured interest-bearing deposit account.

An "Escrow Period," shall begin with the commencement of the offering and terminate upon the earlier of (i) the date upon which the escrow agent, confirms that it has received subscriptions and payments for the Minimum number of Units offered in the escrow account specified below, (ii) the date the Company informs and demonstrates to the Escrow Agent that it has capitalized the Company with other funds, and that when these other funds are added to the collected funds, the combined sum of collected funds and other capital funding is at least $600,000, (iii) March 1, 2007, which period may be extended up to an additional 90 days at the sole discretion of the Company, or (iv) the date upon which the Company terminates the offering prior to the sale of the Minimum. All subscription payments received during the Impound Period will be deposited into an interest bearing escrow account entitled: "3PM Music Group, Inc. Escrow Account" at Bank of America, N.A., Memphis, Tennessee.

In the event that less than the Minimum in subscriptions are received by March 1, 2007, which period may be extended up to an additional 90 days at the sole discretion of the Company, then 100% of the proceeds shall be promptly returned to the prospective investors by the Escrow Agent, pursuant to the terms of any Escrow Agreement the Company may file with the Securities and Exchange Commission. Whether or not the subscription offering is completed and any Units and/or shares of the Company are issued, any interest earned on the subscription funds will be retained and applied toward the payment of the Company's organizational and offering expenses. When the Minimum amount is raised, the remaining 34,545 Units will continue to be offered until the earlier of the sale of all of the Units being offered, termination of the offering or until expiration of the offering period.

Method of Subscribing

All subscriptions for the purchase of the Units must be made by fully completing and signing one of the Subscription Agreement forms that accompany this Offering Circular and forwarding it, together with payment in full made payable to **"Bank of America, Escrow Agent for The 3PM Music Group, Inc:"**

The 3PM Music Group, Inc.
915 Kelley Road Suite B
Memphis, TN 38111-6645

On the Subscription Agreement, indicate the number of Units and Half-Units for which you are subscribing. The full subscription price for the Units must be included with the Subscription Agreement. Payments may be made by check, bank draft, or money order. FAILURE TO INCLUDE THE FULL SUBSCRIPTION PRICE WITH THE SUBSCRIPTION AGREEMENT MAY CAUSE THE COMPANY TO REJECT THE SUBSCRIPTION.

- The price per Unit on or prior to February 28, 2006 is $110.00. $55.00 for Half-Units
- The price per Unit on of after March 1, 2006 is $200.00. $100.00 for Half-Units

The Company will send written confirmation by U.S. mail or via e-mail to notify subscribers of the acceptance of their subscriptions within ten days of their acceptance (i.e., signed copies of the Subscription Agreement with payment attached). Within 48 hours of receipt, the Company will transmit for deposit into the escrow account, all payments and corresponding copies of subscription agreements. **During the Escrow Period, subscribers will not have the right to any return of subscriptions.**

Assistance: Questions regarding subscriptions may be directed to us at the Company's email or mailing addresses shown on the cover of this Offering Circular or by telephone at (901) 432-0009.

Issuance of Common & Series A Preferred Stock

Each subscription will be held, together with funds paid for subscribed Units, until the subscription is accepted or rejected, or accepted in part and rejected in part, or until the subscription offering is terminated or withdrawn. Any subscription may be accepted or rejected or may be accepted for a lesser amount than ordered. Stock certificates for shares subscribed will be issued and delivered to subscribers as soon as possible after the Company has accepted the Subscription Agreement. If the subscription offering is oversubscribed, we reserve the right to allocate shares among prospective subscribers in any manner that we, in our sole discretion, consider to be reasonable and appropriate.

Upon receipt of payment by the Escrow Agent, share certificates representing the number of shares of the Common Stock and the Series A Preferred Stock will be delivered to investors by means of Federal Express or other delivery service within four weeks after the Minimum has been sold, and thereafter within 30 days of acceptance of the subscription by the Company.

Legal Matters

This Offering Circular has been prepared by the Company's Management and its advisors. The legality of the Units consisting of shares of Common Stock and Series A Preferred Stock offered hereby has been opined upon for the Company by the law firm of Farris Mathews Branan Bobango Hellen & Dunlap, PLC, of Memphis, Tennessee.

The firm has issued the Company a written opinion of counsel which states, among other things, that it is the firm's opinion that the Company is a duly organized and validly existing corporation in good standing under the laws of the State of Tennessee, and that the shares of common and preferred stock being offered in this Offering as parts of the Units have been duly authorized, and upon the receipt of the consideration per unit as stipulated in this Offering Circular and the Offering Statement filed with the United States Securities and Exchange Commission, will be validly issued, fully paid, and nonassessable.

AVAILABLE INFORMATION

Pursuant to Regulation A of the Securities Act of 1933, the Company has filed with the U.S. Securities and Exchange Commission (the "Commission"), an Offering Statement on Form 1-A with respect to the Units being offered by this Offering Circular. This Offering Circular does not contain all of the information set forth in the Offering Statement. Statements contained in this Offering Circular concerning the contents of any contract or any other referenced document are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Offering Statement, each such statement is qualified in all respects by such reference.

For further information pertaining to the Units offered hereby and the Company, reference is made to the Offering Statement and exhibits which can be inspected by anyone without charge at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such materials can be obtained from the Public Reference Section of the Commission, Washington, D.C., at prescribed rates.

(Remainder of Page Intentionally Left Blank)

Part F/S

Consolidated Financial Data Selected Statements of Income (Loss) Data:

The Company has recently been incorporated and therefore has no substantial operating history. The following financial data has been derived from the financial statements of the Company as of August 31, 2005. The financial data should be read in connection with the financial statements of the Company and the related notes thereto.

Inception through August 31, 2005

Revenue $ -55-
Net Sales $ -0-
Net Income (loss) $(40,278)

Total Tangible Assets: $-0-
Total Intangible Assets: $ 883,693

Total Liabilities: $82,007
Stockholders Equity: $839,722

THE 3PM MUSIC GROUP, INC.

Balance Sheet

August 31, 2005

Assets	
Current Assets	
Cash	36,764
Accounts Receivable	100
Short Term Loans	1,172
Total Current Assets	38,036
Intangible Assets	
Master Recordings & Intellectual Properties	883,693
Total Assets	$ 921,729
Liabilities & Owners' Equity	
Current Liabilities	
Advances from shareholders	31,640
Short Term Loans From Promotion Underwriters	50,000
Accounts Payable	367
Total Current Liabilities	$ 82,007
Total Liabilities	$ 82,007
Owner/Stockholder Equity	
Preferred Stock	-
Common Stock, no par value	880,000
8,200,000 shares issued and outstanding	
Retained Earnings	(40,278)
Total Owners' Equity	$ 839,722
Total Liabilities & Equity	$ 921,729

THE 3PM MUSIC GROUP, INC.

Statement of Operations

March 11, 2005 (Inception) to August 31, 2005

Revenues:	
Interest Income	$ 55
Total Operating Income	$ 55
Expenses:	
Legal Retainer & Fees	$ 4,180
Rents	$ 12,000
Telecommunications & Media	$ 1,360
Recording Equipment Lease	$ 17,620
Printing & Supplies	$ 641
Business Entertainment	$ 52
Marketing Materials	$ 236
Promotions Expenses	$ 325
Artist Development Expenses	$ 87
Salary Expense	$ 3,832
Total Expenses	$ 40,333
Total net operating income (loss)	$(40,278)

THE 3PM MUSIC GROUP, INC.

Statement of Changes in Shareholder Equity

March 11, 2005 (Inception) to August 31, 2005

Beginning Shareholders' Equity	$ -
Issuance of 8,200,000 common shares @ $.107 cents	$880,000
Net operating loss	$(40,278)
Ending Shareholders' Equity	$839,722

THE 3PM MUSIC GROUP, INC.

Statement of Cash Flows

March 11, 2005 (Inception) to April 30, 2005

Beginning Cash Balance	$	-
Sources of Cash:		
Shareholder Advances	$	31,640
Short Term Loans from Promotion Underwriters	$	50,000
Total Sources of Cash	$	81,640
Total Cash	$	81,640
Uses of Cash:		
Net operating loss	$	40,278
Short Term Loans	$	1,172
Repayment of Shareholder Advances	$	3,426
Total Uses of Cash	$	44,876
Ending Cash Balance	$	36,764

THE 3PM MUSIC GROUP, INC.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
For the Period from Inception March 11, 2005 to August 31, 2005

Note 1. ORGANIZATION OF THE COMPANY

The 3PM Music Group, Inc. (*"the Company"*) was incorporated on March 11, 2005, under the laws of Tennessee to engage in any lawful business or activity for which corporations may be organized under the laws of the State of Tennessee. The company is headquartered in Memphis, Tennessee.

The Company entered the development stage in accordance with Statement of Financial Accounting Standards No. 7 on March 11, 2005. The Company's activities to date have been limited to organization, capital formation, obtaining capital contributions by the initial investors, the development of the offering documents for filing or registration with the Securities and Exchange Commission, refinement of intellectual property and recordings, the attraction of new production and recording artist talent, the development and testing of the Company's Internet web sites, creation and testing of promotion and marketing strategies, and the cultivation of strategic alliances and relationships.

The Company is a Memphis-based production and recording distribution company that is in the business of creating, promoting, management, and distribution socially and morally responsible intellectual property, mainstream commercial music, and other digital audio content.

Note 2. GOING CONCERN

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

As shown in the accompanying financial statements, the Company has incurred net losses of $40,278 since inception, and as of August 31, 2005, the company has a working capital deficiency of $82,007, and a net worth of $839,722. Furthermore, to date the company has not generated sufficient revenue to cover its operation costs.

Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. The Company's management plans on advancing funds on an as needed basis, raising private equity capital, and in the longer term, applying revenues from the operations of the Company. The Company's ability to continue as a going concern is dependent on these additional management advances, and, ultimately, upon achieving profitable operations from its activities.

As discussed in Note 7 to the financial statements, the Company is also conducting a private placement offering of 40,000 Units of common and series A preferred stock at $110 per Unit if purchased prior to March 1, 2006, and at $200 per Unit if purchased after January 31, 2006. The Company's continued existence depends upon the success of this offering and its future operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year

The Company has adopted a calendar fiscal year. Its first fiscal year, ending December 31, 2005, will be less than twelve months due to the inception of the Company on March 11, 2005.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results may differ from these estimates.

Revenue: Recognition

Revenue will be recognized when earned, in accordance with generally accepted accounting principles. Revenue is recognized at the time that the Company receives payment from vendors, distributors, licensees, and retailers for both tangible and intangible distributions of intellectual property content which the Company owns or administers.

Expenses

Expenses are recorded when the Company incurs cash expenses or receives invoices for goods purchased or services rendered.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments

All financial instruments are carried at amounts that approximate estimated fair value.

Master Recordings and Intellectual Properties

Master Recordings and Intellectual Properties consists of sound recording copyrights and the publishing and administrative rights to songs and other underlying compositions contained within the sound recordings and within publishing catalogs and administrative rights assigned to the Company by the founders. The founders assigned their interest in these intellectual properties for 8,000,000 shares of common stock, which the Company valued at $875,000. These intellectual property interests are carried at cost and depreciated using the straight-line method over the estimated useful life of the copyright. The Copyright Act of 1976 and its subsequent revisions and amendments establish that the maximum length of a copyright shall extend for the life of the author plus seventy-five years. As these copyrights have been externally acquired, they will be capitalized and amortized over a benefit period not to exceed forty years. Newly developed intellectual properties of $8,693 are capitalized and amortized over the period estimated to be the useful life of the copyright, not to exceed forty years.

Basic Loss Per Share

Earnings per share are provided in accordance with Statement of Financial Accounting Standards No. 128, *"Earnings Per Share"*. Basic loss per share is computed by dividing losses available to common shareholders by the weighted average number of common shares outstanding during the year. Basic loss per share for the period from March 11, 2005 to August 31, 2005, is $0.005. Diluted net loss per share is the same as basic net loss per share due to the lack of dilutive items in the company.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (*"SFAS 109"*), *"Accounting for Income Taxes."* A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carry forwards. Deferred tax expenses (benefit) result from the net change during the year of deferred tax assets and liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Comprehensive Income

The Company has adopted Statement of Financial Accounting Standards No. 130 (*"SFAS 130"*), *"Reporting Comprehensive Income"*. This statement establishes rules for the reporting of comprehensive income and its components. The adoption of SFAS 130 had no impact on total stockholders' equity as of August 31, 2005.

Financial Reporting Issues Specific to the Record and Music Industry

The Company has adopted Statement of Financial Accounting Standards No. 50 (*"SFAS 50"*), *"Financial Reporting in the Record and Music Industry"* which extracts the specialized accounting principles and practices from the American Institute of Certified Public Accountants (*"AICPA"*) Statement of Position 76-1, *Accounting Practices in the Record and Music Industry,* and establishes standards of financial accounting and reporting for licensors and licensees in the record and music industry. If a license agreement is, in substance, an outright sale and collectibility of the licensing fee is reasonably assured, this Statement requires the licensor to recognize the licensing fee as revenue. This Statement requires a licensee to record minimum guarantees as assets and charge them to expense in accordance with the terms of the license agreement. It also establishes accounting standards for artist compensation cost and cost of record masters.

Accounting For Derivative Instruments And Hedging Activities

In June 1998, the Financial Accounting Standards Board (*"FASB"*) issued Statement of Financial Accounting Standards No. 133 (*"SFAS 133"*), *"Accounting for Derivative Instruments and Hedging Activities,"* as amended by SFAS No. 149, which was issued in April 2003. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. In June 1999, the FASB issued SFAS 137 to defer the effective date of SFAS 133 to fiscal quarters of fiscal years beginning after June 15, 2000. The Company does not currently use derivative financial products for hedging or speculative purposes and as a result, does not anticipate that the adoption of the statement will have a significant impact on its financial statements.

Stock-Based Compensation

Statement of Financial Accounting Standards No. 123, *"Accounting for Stock-Based Compensation,"* encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25, *"Accounting for Stock Issued to Employees."* Accordingly compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee is required to pay for the stock.

Note 4. CAPITAL STOCK

The Company's authorized capital stock consists of two classes designated as common stock and Class A preferred stock respectively. The aggregate number of shares of common stock that the Company is authorized to issue is 100,000,000, no par value. All shares of common stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. Holders of the common stock are entitled to share pro-rata in dividends and distributions with respect to the common stock, as may be declared by the Board of Directors out of funds legally available.

The aggregate number of shares of the Class Preferred stock that the Company is authorized to issue is 3,000,000. The Class A preferred stock does not entitle the holders thereof to receive any net assets of the Corporation upon dissolution of the Company. The designations, rights, preferences, qualifications, limitations, and restrictions to which the Class A preferred stock is subject are described in more detail in Exhibit A to the Corporate Charter as amended.

The shares of common stock and Class A preferred stock have no pre-emptive, subscription, conversion or redemption rights and may be issued only as fully paid and non-assessable shares.

Note 5. COMMON STOCK TRANSACTIONS

At inception, on March 11, 2005, the Company issued 6,000,000 shares of common stock to its principle founder in exchange for an assignment of intellectual properties in the form of song copyrights, sound recording copyrights, reimbursement of expenses, and for his service rendered to the Company at a deemed value of $525,000, which is considered by the Company to be a fair value for these contributions.

On March 11, 2005, the Company issued 1,000,000 shares of common stock to related party for his assignment of intellectual properties in the form of song copyrights, interests in certain sound recording copyrights, and for his service rendered prior to incorporation. The deemed value of these services and intellectual property contributions is $175,000, which is considered by the Company to be a fair value.

On March 11, 2005, the Company issued 1,000,000 shares of common stock to another related party for his assignment of intellectual properties in the form of song copyrights, interests in certain sound recording copyrights, and for his service rendered prior to incorporation. The deemed value of these services and intellectual property contributions is $175,000, which is considered by the Company to be a fair value.

On August 1, 2005, the Company issued 200,000 shares of common stock to a group of nine initial investors for their extension of $50,000 in bridge financing to the Company. The deemed value of the common stock issued in this transaction is $5,000.

Note 6. PREFERRED STOCK

As of August 31, 2005, there were no shares of preferred stock outstanding. On August 1, 2005, the Company issued warrants to purchase 96,000 shares of the Company's Series A Preferred Stock to a group of nine initial investors as additional consideration for their extension of $50,000 in bridge financing to the Company. The exercise price of the warrants provides that the holder of the warrants may purchase the Series A preferred stock at $9.00 per share. The warrants shall expire twelve months after the expiration of the public offering described in Note 7.

Note 7. PROPOSED PUBLIC OFFERING OF COMMON STOCK

In June of 2005, the Company filed an Offering Statement with the Securities Exchange Commission on Form 1-A subject to the Regulation A exemption requirements to the Securities Act of 1933, for 40,000 Units of common and Series A preferred stock at a price of $110.00 per Unit for all sales prior to March 1, 2006, and at a price of $200.00 per share for all sales thereafter. Upon qualification of the offering statement, the rules of Regulation A allow the Company to raise up to $5 million within in twelve month period.

As of August 31, 2005, the Company's net tangible book value was $0.00 or $0.00 per share of Common Stock. Assuming no changes in net tangible book value after August 31, 2005, the Company's pro forma net tangible book value would increase to $800,000 or $0.09 per share if the maximum of 40,000 Units or 400,000 shares of Common Stock is sold, or $109,100 or $0.0132 per share if the minimum of 5,455 Units, or 54,550 shares of Common Stock is sold. Dilution to new investors would therefore be $1.91 per share if the maximum of 400,000 shares of Common Stock is sold. In the event that the minimum of 54,550 shares of Common Stock is sold, the dilution to the new investors would be $1.99 per share.

Note 8. PROVISION FOR INCOME TAXES

No provision for income taxes has been provided in the accompanying statement of operations. Due to net operating losses and the uncertainty or realization, no tax benefit has been recognized for operating losses.

Note 9. RELATED PARTY TRANSACTIONS

For a period after inception the Company did not maintain a checking account and all expenses incurred by the Company were paid by the founder. For the period from inception to August 31, 2005, the Company incurred operating expenses of $40,333, inclusive of professional and legal fees of $4,180, office and facilities rents of $12,000, recording equipment lease from the founder of $17,620, salary expense of $3,832, and other operational and miscellaneous expenses of $2,701. During this period, the founder covered most of these expenses out of personal funds, advancing a total of $35,066 of which $3,426 have been repaid. The founder expects to be repaid for the expenses he has paid on behalf of the Company. Accordingly, as the expenses are paid, they are classified as shareholder advances.

GUIDELINES FOR REGISTERING STOCK

For reasons of clarity and standardization, in issuing its stock certificates the Company uses uniform stockholder registrations developed by the stock transfer industry. Please consult your legal advisor if you have any question about how your stock should be registered. Stock ownership must be registered in one of the manners described below.

INDIVIDUAL

Avoid the use of two initials. Include the first given name, middle initial and last name of the stockholders. Omit words of limitations that do not affect ownership rights such as "special account," "single man," "personal property," etc. If the stock is held individually upon the individual's death, the stock will be owned by the individual's estate and distributed as indicated by the individual's Will or otherwise in accordance with law.

JOINT

Joint ownership of stock by two or more persons shall be inscribed on the certificate with one of the following types of joint ownership. Names should be joined by "and"; do not connect the names with "or." Omit titles such as "Mrs.," "Dr.," etc.

JOINT TENANTS or JTWROS – Joint Tenancy with Right of Survivorship and not as Tenants in Common may be specified to identify two or more owners where ownership is intended to pass automatically to the surviving tenant(s). *Example*: **JOHN Q. SMITH AND MARY F. SMITH, JOINT TENANTS.**

TENANTS IN COMMON – Tenants in Common may be specified to identify two or more owners. When stock is held as tenants in common, on the death of one co-tenant the stock will be owned by the surviving co-tenant(s) and the heirs of the deceased co-tenant. All parties must agree to the transfer or sale of shares held in this form of ownership. *Example*: **JOHN Q. SMITH AND MARY F. SMITH, TENANTS IN COMMON.**

UNIFORM TRANFSER TO MINORS

Stock may be held in the name of a custodian for a minor under the Uniform Transfer to Minors laws of the individual states. There may be only one custodian and one minor designated on a stock certificate. The standard **abbreviation of custodian is "CUST," while the description "Uniform Transfer to Minors Act" is abbreviated** "**UNIF TRAN MIN ACT**." Standard U.S. Postal Service state abbreviations should be then used to describe the appropriate state. *For example*, stock held by John Q. Smith as Custodian for Susan A. Smith under the Tennessee Uniform Transfer to Minors Act will be abbreviated as follows:

JOHN Q. SMITH CUST SUSAN A. SMITH UNIF TRAN MIN ACT TN

FIDUCIARIES

Stock held in a fiduciary capacity must contain the following:

1. Name(s) of the fiduciary(ies):
   - If an individual, list the first given name, middle initial, and last name
   - If a corporation, list the corporate title
   - If an individual and a corporation, list the corporation's title before the individual

2. Fiduciary capacity, e.g., Administrator, Personal Representative, Conservator, Custodian, Committee, Executor, Trustee

3. Type of document governing the fiduciary relationship. Generally, such relationships are either under a form of living trust agreement or pursuant to a court order. Without a document establishing a fiduciary relationship, your stock may not be registered in a fiduciary capacity. The Bank may request a copy of the relevant documentation.

4. Date of the document governing the relationship. The date of the document need not be used in the description of a trust created by Will.

5. Both (a) the name of the maker, donor or testator and (b) the name of the beneficiary. *Example of Fiduciary Ownership:* JOHN Q. SMITH, TRUSTEE FOR TOM A. SMITH UNDER AGREEMENT DATED 6/9/74

Subscription Agreement for Units of Common & Series A Preferred Stock



DEADLINE & DELIVERY INSTRUCTIONS

To subscribe for Units of Stock, mail this completed and signed Subscription Agreement with your check payable as described below for the Total Amount Due so that it is received by the Company no later than **February 28, 2007**, or any other date to which the Company extends the Offering, but in no event later than **June 1, 2007**, at the following address:

Bank of America, Escrow Agent for The 3PM Music Group, Inc.
c/o The 3PM Music Group, Inc.
915 Kelley Road Suite B
Memphis, TN 38111

This agreement will be deemed received upon the date of its delivery, with payment, to the Company at 915 Kelley Road Suite B, Memphis, TN 38111. The Company may reject any subscription in whole or in part for any reason.

NUMBER OF UNITS SUBSCRIBING FOR

The total Units offered for sale by the company shall number 40,000 representing a 5% interest in the company. The company will not accept individual subscriptions for less than 1 Unit, unless this condition is waived by the board of directors. At our discretion, we may limit the number of Units and Half-Units that any subscriber may purchase. Each Unit consists of 10 shares of Common Stock and 8 shares of Series A Preferred Stock.

However, subscribers may purchase a Half-Unit any time after they have subscribed for at least one (1) Unit with any previous subscription agreement. The purchase price of a Half-Unit is fifty percent (50%) of the cost of a normal Unit regularly subscribed for.

I/We subscribe for and agree to purchase Units of stock of The 3PM Music Group, Inc., for the appropriate price outlined below and upon the terms provided within the agreement and in the Company's Offering Circular dated November 6, 2005, as follows:

Number of Units	Price per Unit	Total Amount	
(Minimum 1)	$110.00	$110.00	if purchased Before 3/1/06
	$200.00	$200.00	if purchased After 2/28/06

__________ x __________ = __________

ESCROW AGENT OFFICE USE ONLY

Date Batch # Order #

PAYMENT FOR UNITS

I/We have enclosed a check, bank draft or money order payable to **"Bank of America, Escrow Agent for The 3PM Music Group, Inc."** for the Total Amount indicated above. I/We understand that the Escrow Agent's acceptance and deposit of my/our check or other payment will not constitute acceptance of the subscription.

STOCK CERTIFICATE REGISTRATION: HOW UNITS/SHARES WILL BE REGISTERED

Please print clearly – This information will be used for the registration of stock certificates and subsequent mailings. Make sure it is complete and legible. If registering shares in more than one name, list the address and telephone number of the first person named.

(First name) (Middle initial) (Last name)	Social security # or tax ID # (certificate will show only this number)
(First name) (Middle initial) (Last name)	Social security # or tax ID #
(Street address)	Daytime telephone number
(City) (State) (Zip)	Evening telephone number

FORM OF STOCK OWNERSHIP (*please check one—see Offering Circular for ownership definitions*)

___ Individual ___ Joint Tenants ___Tenants In Common ___ Partnership ___Trust ___Corporation

___ Custodian For __________ ___ Other (*please specify*)__________

This Subscription Agreement will be irrevocable and non-cancelable by the undersigned and shall be non-transferable and non-assignable. It may not be modified or terminated except in writing of the Board of Directors of the Company.

Assistance: Questions regarding subscriptions may be directed to us at the Company's email or mailing addresses shown on the cover of the Offering Circular or by telephone at (901)432-0009.

-- CONTINUED ON OTHER SIDE --

The Undersigned Hereby Represents and Warrants To and Agrees With the Company As Follows:

1. I have received the Offering Circular, and have had the opportunity to review the "Risk Factors" section and the terms and conditions of the offering stated in the Offering Circular of The 3PM Music Group, Inc. (the "Company"), and that I should subscribe for the Units solely in reliance upon the information in the Offering Circular and my own business judgment; and that I am aware that I should not rely on any statement or representation not contained in the Offering Circular or any amendment.

2. If, for any reason, The Offering is canceled, the Subscription Agreement will be returned promptly to the undersigned.

3. Subscription Agreements shall be held in escrow by an "Escrow Agent" until subscriptions are received, together with full payment in collected funds of 100% of the per Unit purchase price, for at least the minimum number of Units of the Company's Common and Series A Preferred Stock being offered (5,455 Units), or according to the terms contained within the escrow agreement.

4. It is understood that the Company reserves the right to reject, in whole or in part, any offer to subscribe and to allot a lessor number of Units than are subscribed for, in the sole direction of management. The Company may prorate acceptances in the sole discretion of the Board of Directors. Other than the Half-Units mentioned above, no fractional shares will be issued.

5. **THE UNITS OF STOCK OFFERED BY THE COMPANY ARE NOT DEPOSITS AND WILL NOT BE INSURED BY ANY GOVERNMENTAL AGENCY, PERSON, OR ENTITY. THE UNITS & SHARES OF STOCK OFFERED HEREUNDER HAVE NOT BEEN, AND ARE NOT INTENDED TO BE, REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED AND ARE BEING OFFERRED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SECURITITES EXCHANGE COMMISSION.**

6. It is understood that (a) the company maintains a confidential, short private list of people from whom, and/or entities, from which it will not accept subscriptions for the purchase of Units and shares of Common stock; and (b) that the private sale of the <u>Common Stock</u> by the original investor to a person whose name is listed on the confidential list that is maintained by the Company is prohibited, unless written approval is granted by the Company, which it is unlikely to grant; and (c) a legend will be placed on the Certificates evidencing the Stock, setting forth the restrictions on the Common Stock and stating that the Stock has not been registered under the Securities Act of 1933 and setting forth the limitations of resale; (d) the Company will issue stop transfer instructions to the Company's transfer agent, if any, with respect to the Common Stock, or if the Company transfers its own Common Stock, will make a notation in the appropriate records of the Company; and (e) the Company will in connection with the issuance of new certificates for any shares of Common Stock offered hereby that are presented for transfer during the time period specified in (a) above, take steps required by (c) and (d) above.

7. Each Subscriber makes the representations, warranties and undertaking herein as an inducement to the Company to sell Units to the Subscriber, agrees that the Company may rely on all representations, warranties and undertakings, and agrees to indemnify the Company, and each other subscriber with respect to the sale of the Units to the Subscriber and this Agreement, and to hold each of such persons harmless against all liabilities, costs or expenses (including attorneys fees) arising by reason of or in connection with any misrepresentation or any breech of such warranties by the subscriber, or arising out of any failure of the Subscriber to fulfill any of his covenants or agreements herein, including the agreement to make payment for the Units as herein required.

8. The Subscriber further represents and warrants that the Subscriber is purchasing the indicated number Units for the Subscriber's own account and not for the purpose or with a plan of redistribution. The Subscriber represents and warrants, further, that the Subscriber is a <u>bona fide</u> resident of the State of Tennessee, the State of Arkansas, or the State of Mississippi.

9. This Subscription and Investment Agreement is binding upon the heirs, executors, administrators, successors and assigns of the undersigned.

10. Stock purchased by the undersigned shall be registered as listed above. (If Certificates for Stock are to be issued in more than one name, please specify whether ownership is to be as tenants in common, joint tenants, etc. If Certificates for Stock are to be issued in one person's name for the benefit of another, please indicate whether registration should be as Trustee or Custodian for such person, and if Trustee, please provide full name and date of such Trust).

11. Under penalties of perjury, the undersigned certifies that (a) the taxpayer identification number shown on this form is correct and (b) the undersigned is not subject to backup withholding because (i) he has not been notified that he is subject to backup withholding as a result of failure to report all interest and dividends or (ii) the Internal Revenue Service has notified him that he is no longer subject to backup withholding. (If you have been notified that you are subject to backup withholding and the internal Revenue Service has not advised you that backup withholding has been terminated, strike out item (b).)

IN WITNESS WHEREOF, I have executed this Subscription Agreement as of date indicated below. I understand that all information submitted on this Subscription Agreement will be treated confidentially by the Company and the Board of Directors.

______________________________ ______________________________

Signature Date Signature (if subscribing jointly) Date

ACCEPTED as of ________________, 200___. **The 3PM Music Group, Inc.**

By :______________________________ Title: ______________________________

(This Page Intentionally Left Blank)

$5,000,000


3PM
MUSIC
GROUP

THE 3PM MUSIC GROUP
INCORPORATED

Units of 10 Shares of Common Stock
&
8 Shares of Series A Zero Coupon Non-Voting Redeemable Preferred Stock

---

PRELIMINARY OFFERING CIRCULAR

MEMPHIS, TENNESSEE

October 30, 2005